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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                           FIRST NATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

         SOUTH CAROLINA                        6022                          57-0799315
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)          Identification No.)

                        950 JOHN C. CALHOUN DRIVE, S.E.
                        ORANGEBURG, SOUTH CAROLINA 29115
                                 (803) 531-0527
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           -------------------------

                               C. JOHN HIPP, III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        950 JOHN C. CALHOUN DRIVE, S.E.
                        ORANGEBURG, SOUTH CAROLINA 29115
                                 (803) 531-0527
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           -------------------------

                                   COPIES TO:

              DAVID W. DABBS, ESQ.                          JOHN F. BREYER, JR., ESQ.
       ROBINSON, BRADSHAW & HINSON, P.A.                      BREYER & ASSOCIATES PC
       101 NORTH TRYON STREET, SUITE 1900           1100 NEW YORK AVENUE, N.W., SUITE 700 EAST
        CHARLOTTE, NORTH CAROLINA 28246                     WASHINGTON, D.C. 2005-3934

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: [ ]

                           -------------------------




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
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

PROXY STATEMENT AND PROSPECTUS OF                             PROXY STATEMENT OF
FIRST NATIONAL CORPORATION                             FIRSTBANCORPORATION, INC.

                        MERGER PROPOSED -- YOUR VOTE IS
                                 VERY IMPORTANT

    The boards of directors of First National Corporation and FirstBancorporation, Inc. have approved the merger of FirstBancorporation into First National. IF THE MERGER IS COMPLETED, SHAREHOLDERS OF FIRSTBANCORPORATION WILL RECEIVE 1.222 SHARES OF FIRST NATIONAL COMMON STOCK IN EXCHANGE FOR EACH SHARE OF FIRSTBANCORPORATION COMMON STOCK THAT THEY OWN. First National will pay cash instead of fractional shares. First National shareholders will continue to own one share of First National stock for each First National share they own just before the merger.


    First National stock is traded on the American Stock Exchange under the symbol "FNC." On June 8, 1999, the closing price of First National common stock was $27.00, as reported in The Wall Street Journal, making 1.222 shares of First National common stock worth $32.99. The price of First National common stock will fluctuate before and after the merger. First National expects to issue up to 1,212,518 shares of First National common stock to FirstBancorporation shareholders in the merger, representing 17.2% of the outstanding First National common stock after the merger.


    Before we can complete the merger, it must be approved by the holders of two-thirds of the outstanding shares of common stock of both First National and FirstBancorporation. We are sending you this joint proxy statement/prospectus to ask you to vote in favor of the merger.

    YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the shareholders meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, the effect will be a vote against the merger.

    This joint proxy statement/prospectus provides you with detailed information about the proposed merger. You can also get information about First National and FirstBancorporation from documents we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

    We are very enthusiastic about this merger, and we join our boards of directors in recommending that you vote in favor of the merger.

          /s/C. John Hipp, III                               /s/J.A. Shuford
            C. John Hipp, III                             James A. Shuford, III
  President and Chief Executive Officer           President and Chief Executive Officer
       First National Corporation                       FirstBancorporation, Inc.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES THAT FIRST NATIONAL CORPORATION IS OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF FIRST NATIONAL CORPORATION, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.


    This joint proxy statement/prospectus is dated June 9, 1999 and was first mailed to shareholders on or about June 10, 1999.

                           FIRST NATIONAL CORPORATION

                        950 John C. Calhoun Drive, S.E.
                        Orangeburg, South Carolina 29115
                                 (803) 534-2175

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 20, 1999
                           -------------------------

     First National Corporation will hold its 1999 annual meeting of shareholders at the main banking center of First National Bank, 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina, at 2:00 p.m., local time, on July 20, 1999, for the following purposes:

     1. To consider and vote upon a merger agreement dated as of March 4, 1999 between First National Corporation and FirstBancorporation, Inc. and the related plan of merger, pursuant to which FirstBancorporation will merge with and into First National. In the merger, each share of FirstBancorporation common stock outstanding on the effective date of the merger will be converted into 1.222 shares of First National common stock. A copy of the merger agreement and plan of merger are attached to the accompanying joint proxy statement/prospectus.

     2. To elect six directors of First National to serve for three-year terms and one director to serve for a one-year term.

     3. To consider and vote on a proposal to approve the First National Corporation 1999 Stock Option Plan.

     4. To ratify the appointment of J.W. Hunt and Company, LLP as independent accountants for First National for the year ending December 31, 1999.

     5. To transact such other business as may properly come before the annual meeting or any adjournment thereof.

     Record holders of First National common stock at the close of business on June 7, 1999 will receive notice of and may vote at the meeting, including any adjournments or postponements. The merger agreement and plan of merger require approval by the holders of two-thirds of the votes entitled to be cast by shareholders of First National. Whether or not you plan to attend the annual meeting, we urge you to complete, date and sign the accompanying proxy card and to return it promptly to First National in the enclosed envelope.

                                          By Order of the Board of Directors
                                          /s/James C. Hunter, Jr.
                                          JAMES C. HUNTER, JR.
                                          Secretary


June 9, 1999


                               YOUR VOTE IS IMPORTANT.


PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. FAILURE TO RETURN A PROPERLY EXECUTED PROXY OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND PLAN OF MERGER.

                           FIRSTBANCORPORATION, INC.

                              1121 Boundary Street
                                 P.O. Box 2147
                         Beaufort, South Carolina 29902
                                 (843) 521-5600

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JULY 20, 1999

                           -------------------------

    FirstBancorporation, Inc. will hold its 1999 annual meeting of shareholders at the Oyster Cove Community Center, Oyster Cove Drive, Beaufort, South Carolina, at 2:00 p.m., local time, on July 20, 1999, for the following purposes:

    1. To consider and vote upon a merger agreement dated as of March 4, 1999 between First National Corporation and FirstBancorporation, Inc. and the related plan of merger, pursuant to which FirstBancorporation will merge with and into First National. In the merger, each share of FirstBancorporation common stock outstanding on the effective date of the merger will be converted into 1.222 shares of First National common stock. A copy of the merger agreement and plan of merger are attached to the accompanying joint proxy statement/ prospectus.

    2. To elect four directors of FirstBancorporation to serve three-year terms (or until the merger is consummated).

    3. To transact such other business as may properly come before the annual meeting or any adjournment thereof. Management is not aware of any other business to come before the meeting.

    Record holders of FirstBancorporation common stock at the close of business on June 7, 1999 will receive notice of and may vote at the meeting, including any adjournments or postponements. The merger agreement and plan of merger require approval by the holders of two-thirds of the votes entitled to be cast by shareholders of FirstBancorporation. Whether or not you plan to attend the annual meeting, we urge you to complete, date and sign the accompanying proxy card and to return it promptly to FirstBancorporation in the enclosed envelope.

                                          By Order of the Board of Directors
                                          /s/Laurance h. Davis, Jr.
                                          LAURANCE H. DAVIS, JR.
                                          Secretary


June 9, 1999



    Any shareholder of FirstBancorporation has the right to dissent from consummation of the plan of merger and to obtain payment of the fair value of his or her shares upon compliance with the procedures prescribed by Chapter 13 of the South Carolina Business Corporation Act of 1988. See "The
Merger -- Rights of Dissenting Shareholders" in the joint proxy statement/prospectus that accompanies this notice and the full text of Chapter 13 attached thereto as Appendix E for a description of these procedures.


                               YOUR VOTE IS IMPORTANT

  PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. FAILURE TO RETURN A PROPERLY EXECUTED PROXY OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT AND PLAN OF MERGER. PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
  The Companies.............................................    1
  The Shareholders' Meetings................................    1
  Merger Consideration will be 1.222 Shares of First
     National Common Stock for Each Share of
     FirstBancorporation Common Stock.......................    2
  Share Price Information...................................    2
  Our Reasons for the Merger................................    3
  Our Boards Recommend Shareholder Approval.................    3
  Our Financial Advisors Say Merger Fair, from a Financial
     Point of View..........................................    3
  Two-Thirds Vote Required to Approve Merger................    3
  Exchange of Certificates..................................    4
  Conditions that Must be Satisfied for the Merger to
     Occur..................................................    4
  Termination of the Merger Agreement.......................    5
  No Federal Income Tax on Shares Received in Merger........    5
  First National to Use "Pooling of Interests" Accounting...    6
  Management of First National Following the Merger.........    6
  Monetary and Other Benefits to FirstBancorporation
     Management in the Merger...............................    6
  FirstBancorporation Shareholders Can Dissent, but First
     National Shareholders Cannot...........................    6
  We Must Obtain Regulatory Approvals for this Merger.......    7
  Unaudited Comparative Per Share Data......................    7
  Selected Financial Data of First National and
     FirstBancorporation Combined...........................    8
  Selected Historical Financial Data of First National......   10
  Selected Historical Financial Data of
     FirstBancorporation....................................   11
A WARNING ABOUT FORWARD LOOKING STATEMENTS..................   12
FIRST NATIONAL ANNUAL MEETING...............................   13
  General...................................................   13
  Matters to be Considered..................................   13
  Proxies...................................................   13
  Solicitation of Proxies...................................   14
  Record Date and Voting Rights.............................   14
FIRSTBANCORPORATION MEETING.................................   15
  General...................................................   15
  Matters to be Considered..................................   15
  Proxies...................................................   15
  Solicitation of Proxies...................................   16
  Record Date and Voting Rights.............................   16
THE MERGER..................................................   18
  Description of the Merger.................................   18
  Background of, and Reasons for, the Merger................   19
  Opinion of First National Financial Advisor...............   24
  Opinion of FirstBancorporation Financial Advisor..........   28
  The Merger Agreement......................................   32
  Expenses; Amendment and Waiver............................   37
  Material Federal Income Tax Consequences..................   38
  Interests of Certain Persons in the Merger................   39
  Accounting Treatment......................................   40

                                                              PAGE
                                                              ----
  Regulatory Matters........................................   40
  Restrictions on Resales by Affiliates.....................   41
  Rights of Dissenting Shareholders.........................   42
  Management After the Merger...............................   44
PRICE RANGE OF COMMON STOCK AND DIVIDENDS...................   45
INFORMATION ABOUT FIRST NATIONAL............................   46
INFORMATION ABOUT FIRSTBANCORPORATION.......................   47
SUPERVISION AND REGULATION OF FIRST NATIONAL AND
  FIRSTBANCORPORATION.......................................   47
  General...................................................   47
  Capital and Operational Requirements......................   48
  Distributions.............................................   50
  "Source of Strength" Policy...............................   50
OTHER MATTERS TO BE CONSIDERED AT THE FIRST NATIONAL
  MEETING...................................................   50
  Election of Directors.....................................   50
  Compensation of Directors.................................   53
  Meetings of the Board of Directors and Committees.........   53
  Principal Shareholders....................................   55
  Executive Compensation....................................   57
  Shareholder Performance Graph.............................   63
  1999 Stock Option Plan....................................   64
  Certain Relationships and Related Transactions............   67
  Section 16(a) Beneficial Ownership Reporting Compliance...   67
  Independent Accountants...................................   67
OTHER MATTERS TO BE CONSIDERED AT THE FIRSTBANCORPORATION
  MEETING...................................................   68
  Election of Directors.....................................   68
  Meetings of the Board of Directors........................   69
  Principal Shareholders....................................   70
  Directors' Compensation...................................   71
  Executive Compensation....................................   72
  Section 16(a) Beneficial Ownership Reporting Compliance...   73
  Certain Transactions......................................   73
COMPARATIVE RIGHTS OF SHAREHOLDERS OF FIRST NATIONAL AND
  SHAREHOLDERS OF FIRSTBANCORPORATION.......................   74
  Authorized Capital........................................   74
  Number of Directors.......................................   75
  Limitations on Acquisition of Capital Stock...............   75
  Business Combinations.....................................   76
  Shareholders' Meetings....................................   77
  Nomination of Directors...................................   78
  Retirement of Directors...................................   78
  Amendment of Articles of Incorporation....................   78
  Amendment of Bylaws.......................................   79
EXPERTS.....................................................   79
LEGAL MATTERS...............................................   79
SHAREHOLDER PROPOSALS.......................................   79

                                                              PAGE
                                                              ----
OTHER MATTERS...............................................   80
WHERE YOU CAN FIND MORE INFORMATION.........................   80
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  INFORMATION...............................................   82
NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED
  FINANCIAL INFORMATION.....................................   89


APPENDICES

APPENDIX A       MERGER AGREEMENT
APPENDIX B       PLAN OF MERGER
APPENDIX C       OPINION OF THE ROBINSON-HUMPHREY & COMPANY, LLC

APPENDIX D       OPINION OF RP FINANCIAL, LC.

APPENDIX E       CHAPTER 13 OF THE SOUTH CAROLINA BUSINESS CORPORATION ACT
APPENDIX F       FIRST NATIONAL CORPORATION 1999 STOCK OPTION PLAN
APPENDIX G       ANNUAL REPORT ON FORM 10-KSB OF FIRSTBANCORPORATION, INC.
APPENDIX H       UNAUDITED QUARTERLY FINANCIAL STATEMENTS OF
                 FIRSTBANCORPORATION, INC. AS OF MARCH 31, 1999

                                    SUMMARY


     This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all the information that is important to you. You should carefully read this entire document and the other documents to which we refer. These will give you a more complete description of the transactions we are proposing. For more information about the two companies, see "Where You Can Find More Information" (page 80). Where applicable, the items in this summary refer to the pages where that subject is discussed more fully.



THE COMPANIES (PAGES 46 AND 47)


    FIRST NATIONAL CORPORATION
    950 John C. Calhoun Drive, S.E.
    Orangeburg, South Carolina 29115
    (803) 534-2175

     First National is a bank holding company that owns all the outstanding capital stock of First National Bank, a national bank headquartered in Orangeburg, South Carolina, Florence County National Bank, a national bank headquartered in Florence, South Carolina, and National Bank of York County, a national bank headquartered in Rock Hill, South Carolina. First National also owns 80% of NewSouth Financial Services Corporation, a finance company based in Orangeburg, South Carolina. As of March 31, 1999, First National's total assets were about $693.3 million, deposits were about $539.5 million and shareholders' equity was about $62.8 million.

    FIRSTBANCORPORATION, INC.
    1121 Boundary Street
    P.O. Box 2147
    Beaufort, South Carolina 29902
    (843) 521-5600

     FirstBancorporation is a bank holding company that owns all the outstanding capital stock of FirstBank, N.A., a national bank headquartered in Beaufort, South Carolina, and FirstBank of the Midlands, National Association, a national bank headquartered in Columbia, South Carolina. As of March 31, 1999, FirstBancorporation's total assets were about $109.6 million, deposits were about $89.2 million and shareholders' equity was about $12.7 million.

THE SHAREHOLDERS' MEETINGS


     FIRST NATIONAL SHAREHOLDERS (PAGE 13). We will hold the First National 1999 annual meeting of shareholders at the main banking center of First National Bank, 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina, at 2:00 p.m., local time, on July 20, 1999. You may vote at the First National annual meeting if you owned First National shares as of the close of business on June 7, 1999. You will have one vote for each share of First National common stock you owned on June 7, 1999. At the meeting, we will ask First National shareholders:


          1. to approve the merger agreement and related plan of merger;

          2. to elect six directors of First National to serve for three-year terms and one director to serve for a one-year term;

          3. to consider and vote upon a proposal to approve the First National Corporation 1999 Stock Option Plan;

          4. to ratify the appointment of J.W. Hunt and Company, LLP as independent accountants of First National for the year ending December 31, 1999; and

          5. to act on any other matters that may be put to a vote at the First National annual meeting.

     FIRSTBANCORPORATION SHAREHOLDERS (PAGE 15). We will hold the FirstBancorporation 1999 annual meeting of shareholders at the Oyster Cove Community Center, Oyster Cove Drive, Beaufort, South Carolina, at 2:00 p.m., local time, on July 20, 1999. You may vote at the FirstBancorporation annual meeting if you owned FirstBancorporation shares as of the close of business on June 7, 1999. You will have one vote for each share of FirstBancorporation common stock you owned on June 7, 1999. At the meeting, we will ask FirstBancorporation shareholders:

          1. to approve the merger agreement and related plan of merger;

          2. to elect four directors of FirstBancorporation to serve for three-year terms; and

          3. to act on any other matters that may be put to a vote at the FirstBancorporation annual meeting.


MERGER CONSIDERATION WILL BE 1.222 SHARES OF FIRST NATIONAL COMMON STOCK FOR EACH SHARE OF FIRSTBANCORPORATION COMMON STOCK (PAGE 18)


     FirstBancorporation shareholders will receive 1.222 shares of First National common stock for each share of FirstBancorporation common stock. First National will pay cash instead of fractional shares of First National stock that would otherwise be issued in the merger. First National shareholders will continue to own one share of First National stock for each First National share they own just before the merger. The merger agreement and plan of merger are attached to this joint proxy statement/prospectus as Appendix A and Appendix B, respectively.


SHARE PRICE INFORMATION (PAGE 45)



     Shares of First National common stock trade on the American Stock Exchange under the symbol "FNC." On March 4, 1999, the last trading day before we announced the merger, First National common stock closed at $28.00 per share. On June 8, 1999, First National common stock closed at $27.00 per share. FirstBancorporation common stock is not traded on an established market, and there are no regularly quoted bid or asked prices for FirstBancorporation stock.



     The market value of 1.222 shares of First National stock would be about $34.22 based on First National's March 4, 1999 closing price and approximately $32.99 based on First National's June 8, 1999 closing price. Of course, the market price of First National common stock will fluctuate prior to and after completion of the merger, but the exchange ratio is fixed. Because the market price of First National stock fluctuates, you will not know when you vote what the shares to be issued to FirstBancorporation shareholders in the merger will be worth. You should obtain current stock price quotations for First National common stock. You can get these quotes from a newspaper, on the Internet or by calling your broker.

OUR REASONS FOR THE MERGER (PAGE 19)


     We believe the merger is in the financial interests of our respective shareholders and will allow us to combine our relationship-oriented, community-banking approaches to operate more effectively in more markets in South Carolina. After the merger, First National will have over $800 million in assets with over 20 offices located throughout South Carolina. We believe that following the merger, First National will be better able to provide products and services to customers in the markets in which we will operate, and will therefore create more value for our shareholders.

OUR BOARDS RECOMMEND SHAREHOLDER APPROVAL

     FIRST NATIONAL SHAREHOLDERS. The board of directors of First National believes that the merger is fair to First National shareholders and in their best interests, and recommends that First National shareholders vote "FOR" the proposal to approve the merger. The board also recommends that First National shareholders vote "FOR" the election of the nominees for director named in this joint proxy statement/prospectus, "FOR" the proposal to approve the First National Corporation 1999 Stock Option Plan, and "FOR" the ratification of the appointment of J.W. Hunt and Company, LLP as independent accountants of First National.

     FIRSTBANCORPORATION SHAREHOLDERS. The board of directors of FirstBancorporation believes that the merger is fair to FirstBancorporation shareholders and in their best interests, and unanimously recommends that FirstBancorporation shareholders vote "FOR" the proposal to approve the merger. The board also recommends that FirstBancorporation shareholders vote "FOR" the election of the nominees for director named in this joint proxy statement/prospectus.


OUR FINANCIAL ADVISORS SAY MERGER FAIR, FROM A FINANCIAL POINT OF VIEW



     FIRST NATIONAL SHAREHOLDERS (PAGE 24). In deciding to approve the merger, the board of directors of First National considered the opinion of its financial advisor, The Robinson-Humphrey Company, LLC, that the proposed merger is fair from a financial point of view to First National. We have attached as Appendix C an updated written opinion of Robinson-Humphrey dated the date of this proxy statement. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Robinson-Humphrey in providing its opinion.



     FIRSTBANCORPORATION SHAREHOLDERS (PAGE 28). In deciding to approve the merger, the board of directors of FirstBancorporation considered the opinion of its financial advisor, RP Financial LC, to the effect that the proposed merger is fair from a financial point of view to the shareholders of FirstBancorporation. We have attached as Appendix D an updated written opinion of RP Financial dated the date of this joint proxy statement/prospectus. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by RP Financial in providing its opinion.


TWO-THIRDS VOTE REQUIRED TO APPROVE MERGER

     FIRST NATIONAL SHAREHOLDERS. In order to approve the merger, First National shareholders holding two-thirds of the votes entitled to be cast must vote for the merger. Directors will be elected by a plurality of votes cast at the meeting. The proposals to approve the First National Corporation 1999 Stock Option Plan and to ratify accountants will be approved if the votes cast in favor of such proposal exceed the votes cast against it. All together, the directors and executive officers of First National can cast about 11.2% of the votes entitled to be cast at the First National meeting. We expect that they will vote all their shares for the merger, to elect the directors named in this joint proxy statement/prospectus, to approve the First National Corporation 1999 Stock Option Plan and to ratify the appointment of accountants.

     FIRSTBANCORPORATION SHAREHOLDERS. In order to approve the merger, FirstBancorporation shareholders holding two-thirds of the votes entitled to be cast must vote for the merger. Directors will be elected by a plurality of votes cast at the meeting. All together, the directors and executive officers of FirstBancorporation can cast about 33.9% of the votes entitled to be cast at the FirstBancorporation meeting. We expect that they will vote all their shares for the merger and to elect the directors named in this joint proxy statement/prospectus.


EXCHANGE OF CERTIFICATES (PAGE 19)


     If you are a First National shareholder, you will not exchange your stock certificates in connection with the merger. Your existing certificates will continue to represent the same number of shares of First National as you held before the merger. If you are a holder of FirstBancorporation stock certificates, you will need to exchange them for new certificates of First National common stock. Shortly after we complete the merger, we will send FirstBancorporation shareholders detailed instructions on how to exchange their shares. Please do not send us any stock certificates until you receive these instructions.


CONDITIONS THAT MUST BE SATISFIED FOR THE MERGER TO OCCUR (PAGE 35)


     The completion of the merger depends on meeting a number of conditions, including the following:

     - First National shareholders and FirstBancorporation shareholders must approve the merger, and the holders of more than five percent of the outstanding FirstBancorporation shares must not dissent;

     - we must receive all required regulatory approvals and any waiting periods required by law must have passed;

     - First National must receive assurances from J.W. Hunt and Company, LLP, independent auditors for both First National and FirstBancorporation, that the merger will qualify for "pooling of interests" accounting treatment;

     - both companies must have complied in all material respects with their respective representations, covenants and agreements in the merger agreement;

     - there must not be any pending or threatened litigation or unsatisfied governmental orders that would have a material adverse effect on FirstBancorporation; and

     - James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation, must enter into a three-year employment agreement with First National, and Robert A. Kerr, a director of FirstBancorporation, must enter into a three-year consulting agreement with First National.

     Unless prohibited by law, either First National or FirstBancorporation may waive an unsatisfied condition and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.


TERMINATION OF THE MERGER AGREEMENT (PAGE 36)


     We can agree at any time to terminate the merger agreement before completing the merger, even if the shareholders of both our companies have already voted to approve it. Also, we can terminate the merger agreement if:

     - there is any law or regulation that makes consummation of the merger illegal or prohibited;


     - any of the conditions are not met or waived by October 31, 1999, and the company seeking to terminate is in material compliance with the agreement; or


     - the shareholders of First National or FirstBancorporation do not approve the merger agreement.

     First National may terminate the merger agreement if FirstBancorporation's board of directors withdraws its recommendation of the merger, if someone makes a tender offer for 20% or more of the outstanding shares of FirstBancorporation stock, or if someone acquires 20% or more of the outstanding shares of FirstBancorporation stock and the merger is not approved by FirstBancorporation's shareholders. If the agreement is terminated by First National for any of these reasons, FirstBancorporation must pay First National a termination fee of $960,000.

     FirstBancorporation may terminate the merger agreement if FirstBancorporation's board of directors recommends another transaction that is more favorable to FirstBancorporation's shareholders and if FirstBancorporation pays First National a termination fee of $960,000.

     First National or FirstBancorporation may terminate the merger agreement if First National's board of directors withdraws its recommendation of the merger. In this event, First National must pay FirstBancorporation a termination fee of $960,000.


NO FEDERAL INCOME TAX ON SHARES RECEIVED IN MERGER (PAGE 38)


     We expect that FirstBancorporation shareholders will not recognize any gain or loss for U.S. federal income tax purposes in the merger, except in connection with any cash that FirstBancorporation shareholders receive instead of fractional shares. First National's attorneys have issued an opinion to this effect, which we have included as an exhibit to the registration statement we have filed with the Securities and Exchange Commission relating to the merger. First National and its shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

     This tax treatment may not apply to some FirstBancorporation shareholders, and will not apply to any FirstBancorporation shareholder who exercises dissenters' rights under South Carolina law. Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences.

FIRST NATIONAL TO USE "POOLING OF INTERESTS" ACCOUNTING (PAGE 40)


     We expect the merger to qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, we will treat our companies as if they had always been one company. Either company has the right not to complete the merger if First National does not receive assurances from J.W. Hunt & Company, LLP that the merger will qualify as a "pooling of interests."


MANAGEMENT OF FIRST NATIONAL FOLLOWING THE MERGER (PAGE 44)


     The board of directors of First National after the merger will consist of 20 directors, of which 18 will be current directors of First National and two will be designated by FirstBancorporation. Also FirstBancorporation's President and Chief Executive Officer, James A. Shuford, III, will become the Executive Vice President and Division Executive of First National after the merger.


MONETARY AND OTHER BENEFITS TO FIRSTBANCORPORATION MANAGEMENT IN THE MERGER (PAGE 39)


     Certain officers and directors of FirstBancorporation have interests in the merger that are different from your interests. After the merger, the board of directors of First National will include two directors designated by FirstBancorporation. Also, James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation, will have a three-year employment agreement with First National, and Robert A. Kerr, a director of FirstBancorporation, will have a three-year consulting agreement with First National. The merger will be treated as a "change in control" under FirstBancorporation's stock option plans and employment agreements with its officers. This means that options that are not exercisable now will become exercisable because of the merger, and that FirstBancorporation's officers may receive payments under their existing employment agreements if they leave their positions after the merger. The total number of stock options that become exercisable as a result of the merger is 21,476. Under the employment agreements, FirstBancorporation officers who leave their positions after the merger would receive an aggregate cash payment of about $482,000. Also, First National has agreed to continue coverage under FirstBancorporation's directors' and officers' insurance policy and to indemnify directors, officers and employees of FirstBancorporation after the merger.


FIRSTBANCORPORATION SHAREHOLDERS CAN DISSENT, BUT FIRST NATIONAL SHAREHOLDERS CANNOT (PAGE 42)


     FIRSTBANCORPORATION SHAREHOLDERS. South Carolina law permits holders of FirstBancorporation common stock to dissent from the merger and to have the fair value of their stock appraised and paid to them in cash. To do this, the holders of these common shares must follow certain procedures, including filing notices with us and either ABSTAINING or VOTING AGAINST the merger. If you hold shares of FirstBancorporation common stock and you dissent from the merger and follow the required formalities, your shares will not be exchanged into the right to receive 1.222 shares of First National common stock in the merger. Instead, your only right will be to receive the value of your shares in cash.

     FIRST NATIONAL SHAREHOLDERS. First National shareholders will not have any dissenters' rights.

WE MUST OBTAIN REGULATORY APPROVALS FOR THIS MERGER (PAGE 40)



     We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System. The U.S. Department of Justice could challenge the merger after approval by the Federal Reserve Board. Federal law requires us to wait for no less than 15 days and up to 30 days before completing the merger once the Federal Reserve Board approves it. On May 25, 1999, we filed an application to seek approval of the merger.


     In addition, the merger is subject to the approval of the South Carolina banking commissioner. We have filed all the required notices with the South Carolina banking commissioner.

     While we do not know of any reason why we should not obtain the regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

UNAUDITED COMPARATIVE PER SHARE DATA

     The following tables show information about our net income per share, cash dividends per share and book value per share, and similar information reflecting the merger of our two companies (which we refer to as "pro forma" information). In presenting the pro forma information for certain time periods, we assumed that our companies had been merged throughout the periods. We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes (a method known as "pooling of interests" accounting).


     We computed the information listed as "equivalent pro forma combined" for FirstBancorporation by multiplying the pro forma amounts by the exchange ratio of 1.222. We present this information to reflect the fact that FirstBancorporation shareholders will receive more than one share of First National common stock for each share of FirstBancorporation common stock they own before the merger. We expect that we will incur merger, reorganization and restructuring expenses as a result of combining our companies. The unaudited pro forma earnings and dividends per share data, while helpful in illustrating the financial characteristics of the combined companies under one set of assumptions, do not reflect these expenses and, accordingly, do not attempt to predict or suggest future results. The pro forma information also does not attempt to show how we would actually have performed had our companies been combined throughout these periods. The pro forma combined dividends per share represent historical dividends paid by First National. FirstBancorporation has never paid cash dividends.



     We base the information in the following tables on the historical financial information of our companies that we have presented in our prior filings with the Securities and Exchange Commission. When you read the summary financial information we provide in the following tables, you should also read the historical financial information and the more detailed financial information we provide in this document, which you can find beginning at page 82, as well as the historical financial information in the other documents to which we refer. See "Where You Can Find More Information" on page 80. First National's and

FirstBancorporation's audited historical financial statements were audited by J.
W. Hunt and Company, LLP, independent certified public accountants.


                                                                     YEARS ENDED
                                                THREE MONTHS        DECEMBER 31,
                                                   ENDED        ---------------------
                                               MARCH 31, 1999   1998    1997    1996
                                               --------------   -----   -----   -----
FIRST NATIONAL COMMON STOCK
Income before cumulative effect of a change
in accounting principle, per basic common
share
  Historical.................................      $ 0.36       $1.30   $1.26   $1.14
  Pro forma combined.........................        0.32        1.25    1.24    1.06
Income before cumulative effect of a change
in accounting principle, per diluted common
share
  Historical.................................        0.36        1.29    1.25    1.13
  Pro forma combined.........................        0.32        1.22    1.22    1.04
Dividends per common share
  Historical.................................        0.13        0.48    0.40    0.37
  Pro forma combined.........................        0.13        0.48    0.40    0.37
Book value per common share
  Historical.................................       10.76       10.70      --      --
  Pro forma combined.........................       10.66       10.67      --      --
FIRSTBANCORPORATION COMMON STOCK
Income before cumulative effect of a change
in accounting principle, per basic common
share
  Historical.................................        0.11        1.13    1.37    0.73
  Equivalent pro forma combined..............        0.39        1.53    1.52    1.30
Income before cumulative effect of a change
in accounting principle, per diluted common
share
  Historical.................................        0.11        1.05    1.29    0.69
  Equivalent pro forma combined..............        0.39        1.49    1.49    1.27
Dividends per common share
  Historical.................................          --          --      --      --
  Equivalent pro forma combined..............        0.16        0.59    0.49    0.45
Book value per common share
  Historical.................................       13.21       13.66      --      --
  Equivalent pro forma combined..............       13.03       13.04      --      --


SELECTED FINANCIAL DATA OF FIRST NATIONAL AND FIRSTBANCORPORATION COMBINED

     We expect that the merger will be accounted for as a "pooling of interests," which means that for accounting and financial reporting purposes we will treat our companies as if they had always been combined. We have presented below selected pro forma consolidated financial information that reflects the pooling of interests method of accounting, and this is intended to give you a better picture of what our businesses might have looked like had they always been combined. We prepared the pro forma income statement and balance sheet data by adding or combining the historical amounts of each company. We then reclassified certain of the combined amounts to achieve a consistent presentation. The companies may have performed differently if they were combined. You should not rely on the pro forma information as being indicative of the historical results that we would have had or the future results that we will experience after the merger. In the table below, combined dividends represent historical dividends paid by First National.

FirstBancorporation has never paid cash dividends. See "Unaudited Pro Forma Combined Condensed Financial Information" on page 82.



                                                                  YEARS ENDED
                                          THREE MONTHS           DECEMBER 31,
                                             ENDED        ---------------------------
                                         MARCH 31, 1999    1998      1997      1996
                                         --------------   -------   -------   -------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total interest income..................     $14,333       $53,968   $48,686   $41,183
Total interest expense.................       5,717        23,122    20,788    17,267
Provision for loan losses..............         347         1,213     1,416     1,481
Total noninterest income...............       2,459         9,376     7,211     6,081
Total noninterest expense..............       7,440        26,728    22,832    19,743
Income before income taxes.............       3,288        12,281    10,861     8,773
Income before cumulative effect of a
  change in accounting principle.......       2,222         8,361     7,413     6,029
Income before cumulative effect of a
  change in accounting principle, per
  common share -- basic................        0.32          1.25      1.24      1.06
Income before cumulative effect of a
  change in accounting principle, per
  common share -- diluted..............        0.32          1.22      1.22      1.04
Cash dividends per common share........        0.13          0.48      0.40      0.37


                                                              AT DECEMBER 31,
                                        AT MARCH 31,   ------------------------------
                                            1999         1998       1997       1996
                                        ------------   --------   --------   --------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Total investment securities...........    $231,696     $206,137   $168,243   $163,366
Loans.................................     516,266      494,478    439,959    375,645
  Less: Unearned income...............      (2,913)      (3,074)    (3,654)    (3,246)
  Allowance for loan losses...........      (7,138)      (6,934)    (6,246)    (5,336)
     Loans, net.......................     506,215      484,470    430,059    367,063
Allowance for loan losses as a
  percentage of nonperforming loans...       250.8%       213.7%     323.1%     333.0%
Total assets..........................     802,807      750,077    657,257    589,365
Total deposits........................     628,623      611,891    531,837    492,453
Total liabilities.....................     728,017      676,351    595,376    533,974
Shareholders' equity..................      74,790       73,726     61,881     55,391

SELECTED HISTORICAL FINANCIAL DATA OF FIRST NATIONAL


     The following table sets forth selected historical financial information of First National and has been derived from its financial statements. The information in the following table is based on, and should be read together with, the historical financial information that First National has presented in its Securities and Exchange Commission filings. We have incorporated recent filings into this document by reference. See "Where You Can Find More Information" on page 80.


                                    THREE MONTHS
                                   ENDED MARCH 31,               YEARS ENDED DECEMBER 31,
                                  -----------------   -----------------------------------------------
                                   1999      1998      1998      1997      1996      1995      1994
                                  -------   -------   -------   -------   -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total interest income...........  $12,241   $10,824   $46,120   $41,144   $34,263   $30,183   $25,146
Total interest expense..........    4,854     4,620    19,557    17,365    13,986    12,525     9,093
Provision for loan losses.......      293       222     1,013     1,251     1,319       844       575
Total noninterest income........    2,246     1,792     7,893     6,259     5,344     4,049     3,533
Total noninterest expense.......    6,222     4,994    22,549    19,454    16,352    14,321    13,342
Income before income taxes......    3,118     2,790    10,894     9,333     7,950     6,542     5,669
Net income......................    2,123     1,913     7,505     6,466     5,528     4,640     4,061
  Net income per common share --
    basic.......................     0.36      0.37      1.30      1.26      1.14      0.98      0.86
  Net income per common share --
    diluted.....................     0.36      0.37      1.29      1.25      1.13      0.97      0.85
Cash dividends per common
  share.........................     0.13      0.11      0.48      0.40      0.37      0.34      0.32

                                                                    AT DECEMBER 31,
                                   AT MARCH 31,   ----------------------------------------------------
                                       1999         1998       1997       1996       1995       1994
                                   ------------   --------   --------   --------   --------   --------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Total investment securities......    $219,663     $197,171   $166,061   $160,881   $151,496   $133,356
Loans............................     433,473      411,035    359,167    296,865    250,423    211,054
  Less: Unearned income..........      (2,913)      (3,074)    (3,654)    (3,246)    (2,540)    (2,502)
  Allowance for loan losses......      (6,237)      (6,075)    (5,518)    (4,705)    (3,703)    (3,194)
    Loans, net...................     424,323      401,886    349,995    288,914    244,180    205,358
Allowance for loan losses as a
  percentage of nonperforming
  loans..........................       366.5%       360.9%     424.7%     427.6%     308.8%     243.6%
Total assets.....................     693,270      642,683    565,558    497,632    436,322    374,043
Total deposits...................     539,452      524,138    454,375    414,153    368,315    320,707
Total liabilities................     630,505      580,382    511,658    449,286    396,545    337,862
Shareholders' equity.............      62,765       62,301     53,900     48,346     39,777     36,181

SELECTED HISTORICAL FINANCIAL DATA OF FIRSTBANCORPORATION


     The following table sets forth selected historical financial information of FirstBancorporation and has been derived from its financial statements. The information in the following table is based on, and should be read together with, the historical financial information that FirstBancorporation has presented in its Securities and Exchange Commission filings. We have incorporated recent filings into this document by reference. See "Where You Can Find More Information" on page 80.


                                          THREE MONTHS
                                         ENDED MARCH 31,            YEARS ENDED DECEMBER 31,
                                         ---------------   ------------------------------------------
                                          1999     1998     1998     1997     1996     1995     1994
                                         ------   ------   ------   ------   ------   ------   ------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Interest income........................  $2,021   $1,883   $7,848   $7,542   $6,920   $6,296   $5,184
Interest expense.......................     863      831    3,565    3,423    3,281    3,106    2,220
Provision for loan losses..............      54       45      200      165      162      192      179
Noninterest income.....................     284      250    1,483      952      737      587      512
Noninterest expense....................   1,218      861    4,178    3,378    3,391    2,707    2,474
Income before income taxes.............     170      396    1,387    1,528      823      878      823
Cumulative effect of a change in
  accounting principle.................      --       --       90       --       --       --       --
Net income.............................      99      240      766      947      501      527      521
  Net income per common
    share -- basic.....................    0.11     0.35     1.01     1.37     0.73     0.78     0.78
  Net income per common
    share -- diluted...................    0.11     0.35     0.94     1.29     0.69     0.71     0.71

                                                                      AT DECEMBER 31,
                                       AT MARCH 31,   ------------------------------------------------
                                           1999         1998      1997      1996      1995      1994
                                       ------------   --------   -------   -------   -------   -------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.........................    $109,637     $107,494   $91,699   $91,733   $83,047   $77,311
Loans receivable, net................      81,891       82,583    80,064    78,150    72,026    68,900
Loans held-for-sale..................       1,464        1,740       676       663       251        --
Investment securities
  held-to-maturity...................          --           --        --        --        --     2,755
Investment securities
  available-for-sale.................      12,133        9,066     2,182     2,485     2,630        --
Cash and amounts due from banks......       5,154        4,089     4,127     4,721     4,197     3,359
Deposits.............................      89,171       87,753    77,462    78,300    74,905    69,273
FHLB borrowings and other
  borrowings.........................       6,350        6,350     5,050     5,600     1,000     1,000
Amounts due to depository
  institutions.......................         133          490       305       200       238       870
Shareholders' equity.................      12,724       12,125     7,981     7,045     6,517     5,895

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     We make forward-looking statements in this document, and in our public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of First National after the merger. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies and First National after the merger. This could cause results or performance to differ materially from those expressed in our forward-looking statements. You should consider these risks when you vote on the merger. These possible events or factors include the following:

          1. our revenues after the merger are lower than we expect; our transaction costs are higher than we expect; we lose more deposits, customers or business than we expect; or our operating costs after the merger are greater than we expect;

          2. competition among depository and other financial institutions increases significantly, or competitors who have greater financial resources are able to compete more successfully than we are;

          3. we have more trouble obtaining regulatory approvals for the merger than we expect;

          4. we have more trouble integrating our businesses or retaining key personnel than we expect;

          5. our costs savings from the merger are less than we expect, or we are unable to obtain such cost savings as soon as we expect;

          6. changes in the interest rate environment reduce our margins;

          7. general economic or business conditions, either nationally or in the region in which we do business, are worse than we expect;

          8. legislative or regulatory changes adversely affect our business, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

          9. technological changes, including "Year 2000" data systems compliance issues, and systems integration are harder to make or more expensive than we expect; and

          10. adverse changes occur in the securities markets.

     The information contained in this joint proxy statement/prospectus speaks only as of its date, unless the information specifically indicates that another date applies.

     Information in this joint proxy statement/prospectus about First National has been supplied by First National, and information about FirstBancorporation has been supplied by FirstBancorporation.

                         FIRST NATIONAL ANNUAL MEETING

GENERAL

     First National Corporation, a South Carolina corporation, is mailing this joint proxy statement/prospectus to holders of record of its common stock, par value $2.50 per share, at the close of business on June 7, 1999. This joint proxy statement/prospectus is accompanied by the notice of annual meeting and a form of proxy that is solicited by the board of directors of First National for use at the 1999 annual meeting of shareholders of First National and at any adjournments or postponements thereof. The meeting will be held on July 20, 1999 at 2:00 p.m., local time, at the main banking center of First National Bank, 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina.

MATTERS TO BE CONSIDERED

     At the First National annual meeting, shareholders will vote upon a proposal to approve the merger agreement dated as of March 4, 1999 between First National and FirstBancorporation and the related plan of merger. The merger agreement is attached as Appendix A to this joint proxy statement/prospectus, and the plan of merger is attached as Appendix B to this joint proxy statement/prospectus. The merger agreement provides for, among other things, the merger of FirstBancorporation with and into First National, which will be the surviving corporation. Shareholders of First National will also elect six directors of First National to serve three-year terms and one director to serve a one-year term, vote on a proposal to approve the First National Corporation 1999 Stock Option Plan and vote to ratify the appointment of J.W. Hunt and Company, LLP as independent accountants for First National for the year ending December 31, 1999. Shareholders of First National may also be asked to vote upon a proposal to adjourn or postpone the First National meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for soliciting additional votes to approve the merger agreement and related plan of merger.

PROXIES

     If you are a shareholder of First National, you may indicate how you wish your shares to be voted at the First National annual meeting on the accompanying form of proxy. You may revoke any proxy given by you at any time before it is exercised by (i) giving written notice to First National of such revocation,
(ii) voting in person at the meeting or (iii) executing and delivering to First National a later dated proxy. You should address written notices of revocation and other communications with respect to the revocation of First National proxies to First National Corporation, 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina, 29115, Attention: Corporate Secretary.


     All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If you do not specify how your proxy is to be voted, it will be voted in favor of approving the merger agreement and plan of merger, electing the persons named herein as directors of First National, approving the 1999 Stock Option Plan and ratifying the appointment of J.W. Hunt and Company, LLC, as independent accountants for First National for the year ending December 31, 1999. The board of directors of First National is unaware of any other matters that may be presented for action at the First National meeting. If other matters do properly come before the First National meeting, shares represented by proxies will be voted or not voted by the persons named in the proxies, in their discretion. However, no proxy that is voted against the merger agreement and plan of merger will be voted in favor of any adjournment or postponement of the First National annual meeting for the purpose of soliciting additional proxies.

SOLICITATION OF PROXIES

     First National will pay the entire cost of soliciting proxies from the shareholders of First National, except that FirstBancorporation has agreed to pay its share of the cost of preparing and printing this joint proxy statement/prospectus. In addition to the solicitation of the proxies by mail, First National will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of First National stock and secure their voting instructions, if necessary. First National will reimburse the record holders for their reasonable expenses in so doing. Directors, officers and employees of First National may also solicit proxies in person or by mail, telephone, telegraph or other electronic means.

RECORD DATE AND VOTING RIGHTS

     RECORD DATE

     First National has fixed June 7, 1999 as the record date for determining shareholders of First National entitled to notice of and to vote at the First National annual meeting. Accordingly, only shareholders of First National of record at the close of business on June 7, 1999 will be entitled to notice of and to vote at the First National meeting. The number of outstanding shares of First National stock entitled to vote at the First National meeting is approximately 5,835,750.

     QUORUM REQUIREMENT, VOTING RIGHTS AND VOTES REQUIRED

     The presence, in person or by proxy, of holders of First National common stock representing a majority of the votes entitled to be cast is necessary to constitute a quorum at the First National meeting. Each share of First National stock entitles its holder to one vote. Under the South Carolina Business Corporation Act of 1988, approval of the merger agreement and plan of merger requires approval by holders of two-thirds of the votes entitled to be cast. Under the articles of incorporation of First National, shareholders of First National do not have cumulative voting rights in connection with the election of directors. Accordingly, directors will be elected by a plurality of votes cast at the First National meeting. The proposals to approve the 1999 Stock Option Plan and to ratify the appointment of accountants will be approved if the votes cast in favor of each such proposal exceed the votes cast against it.

     ABSTENTIONS AND BROKER NON-VOTES

     First National intends to count shares of First National stock held by persons who are present in person at the First National meeting but who do not vote, and shares held by persons who have sent their proxies but who have abstained, as present at the First National meeting for purposes of determining the presence or absence of a quorum for the transaction of business. In certain cases, brokers who hold shares of First National stock as nominee or in "street" name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote such shares without specific instructions from

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

such customers. Shares of First National stock represented by proxies returned by a broker holding such shares in a nominee or "street" name will be counted for purposes of determining whether a quorum exists even if such shares are not voted, which are known as "broker non-votes."


     Abstentions and broker non-votes will have the same effect as votes against the proposal to approve the merger agreement and plan of merger. Votes with respect to the election of directors may be cast in favor or withheld. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the election. Abstentions and broker non-votes will not be counted as a vote "for" or "against" the proposals to approve the 1999 Stock Option Plan and to ratify the appointment of independent accountants and, therefore, will have no effect on the outcome of such proposals.


                          FIRSTBANCORPORATION MEETING

GENERAL

     FirstBancorporation, Inc., a South Carolina corporation, is mailing this joint proxy statement/prospectus on or about June 10, 1999 to the holders of record of its common stock, par value $.01 per share, at the close of business on June 7, 1999. This joint proxy statement/prospectus is accompanied by the notice of annual meeting and a form of proxy that is solicited by the board of directors of FirstBancorporation for use at the 1999 annual meeting of shareholders of FirstBancorporation and at any adjournments or postponements thereof. The meeting will be held on July 20, 1999, at 2:00 p.m., local time, at the Oyster Cove Community Center, Oyster Cove Drive, Beaufort, South Carolina.

MATTERS TO BE CONSIDERED

     At the FirstBancorporation annual meeting, shareholders of FirstBancorporation will vote upon a proposal to approve the merger agreement and plan of merger. Shareholders of FirstBancorporation will also elect four directors to the board of directors of FirstBancorporation to serve three-year terms, or until the merger is consummated. Shareholders of FirstBancorporation may also be asked to vote upon a proposal to adjourn or postpone the FirstBancorporation meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for soliciting additional votes to approve the merger agreement and plan of merger.

PROXIES

     If you are a shareholder of FirstBancorporation, you may use the accompanying proxy if you are unable to attend the FirstBancorporation annual meeting in person or wish to have your shares voted by proxy even if you do attend the FirstBancorporation meeting. You may revoke any proxy given by you by delivering written notice in person or by mail to the Secretary of FirstBancorporation at its principal offices in Beaufort, South Carolina, or by filing a later-dated proxy before a vote is taken on a particular proposal at the FirstBancorporation meeting. Attendance at the FirstBancorporation meeting will not automatically revoke a proxy, but a shareholder in attendance may request a ballot and vote in person, thereby revoking a proxy. You should address written notices of revocation and other communications with respect to the revocation of FirstBancorporation proxies to

FirstBancorporation, Inc., 1121 Boundary Street, P.O. Box 2147, Beaufort, South Carolina 29902, Attention: Corporate Secretary.

     All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If you do not specify how your proxy is to be voted, it will be voted in favor of approving the merger agreement and plan of merger and electing the persons named herein as directors of FirstBancorporation. The board of directors of FirstBancorporation is unaware of any other matter that may be presented for action at the FirstBancorporation meeting. If other matters do properly come before the FirstBancorporation meeting, shares represented by proxies will be voted or not voted by the persons named in the proxies, in their discretion. However, no proxy that is voted against the merger agreement and plan of merger will be voted in favor of any adjournment or postponement of the FirstBancorporation annual meeting for the purpose of soliciting additional proxies for such proposal.

SOLICITATION OF PROXIES


     FirstBancorporation will pay the entire cost of soliciting proxies from the shareholders of FirstBancorporation, except that First National has agreed to pay its share of the cost of preparing and printing this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, FirstBancorporation will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of FirstBancorporation common stock and secure their voting instructions, if necessary. FirstBancorporation will reimburse such record holders for their reasonable expenses in so doing. Directors, officers and employees of FirstBancorporation may also solicit proxies in person or by mail, telephone, telegraph or other electronic means.


RECORD DATE AND VOTING RIGHTS

     RECORD DATE

     The board of directors of FirstBancorporation has fixed June 7, 1999 as the record date for determining shareholders of FirstBancorporation entitled to receive notice of and to vote at the FirstBancorporation meeting. Accordingly, only shareholders of FirstBancorporation of record at the close of business on June 7, 1999 will be entitled to notice of and to vote at the FirstBancorporation meeting. At the close of business on the FirstBancorporation record date, there were approximately 963,325 shares of FirstBancorporation stock entitled to vote at the FirstBancorporation meeting.

     QUORUM REQUIREMENT, VOTING RIGHTS AND VOTES REQUIRED

     The presence, in person or by proxy, of holders of FirstBancorporation common stock representing a majority of the votes entitled to be cast is necessary to constitute a quorum at the FirstBancorporation meeting. Each share of FirstBancorporation stock outstanding entitles its holder to one vote for each share held. Under the South Carolina Business Corporation Act, approval of the merger agreement and plan of merger requires approval by the holders of two-thirds of the votes entitled to be cast. Under the articles of incorporation of FirstBancorporation, shareholders of FirstBancorporation do not have cumulative voting rights in connection with the election of directors. Accordingly, directors will be elected by a plurality of votes cast at the FirstBancorporation meeting.

     ABSTENTIONS AND BROKER NON-VOTES

     FirstBancorporation intends to count shares of FirstBancorporation stock held by persons who are present in person at the FirstBancorporation meeting but who do not vote, and shares held by persons who have sent in their proxies but who have abstained, as present at the FirstBancorporation meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Shares of FirstBancorporation stock represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares represent broker non-votes.

     Abstentions and broker non-votes will have the same effect as votes against the proposal to approve the merger agreement and plan of merger. Votes with respect to the election of directors may be cast in favor or withheld. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the election.

                                   THE MERGER

     The following summary of the material terms and provisions of the merger agreement and plan of merger is qualified in its entirety by reference to the merger agreement and the plan of merger, which are incorporated herein by reference and, with the exception of certain exhibits to the merger agreement, are attached to this joint proxy statement/ prospectus as appendices A and B, respectively. You are urged to review the merger agreement in its entirety.

DESCRIPTION OF THE MERGER

     THE MERGER

     In the merger, FirstBancorporation will merge with and into First National. As a result of the merger, the separate corporate existence of FirstBancorporation will cease and First National will continue as the surviving corporation. Subject to the satisfaction or waiver of the conditions set forth in the merger agreement, the merger will become effective on the date and at the time of the filing of articles of merger or at such other time specified in the articles of merger. The articles of incorporation and bylaws of First National currently in effect will be the articles of incorporation and bylaws of First National after the merger.

     THE EXCHANGE RATIO, FRACTIONAL SHARES AND STOCK OPTIONS


     The merger agreement and plan of merger provide for the conversion of each share of FirstBancorporation common stock into 1.222 shares of First National common stock. This is sometimes referred to as the "exchange ratio." The conversion excludes (i) shares of FirstBancorporation stock held by dissenting shareholders, (ii) shares of FirstBancorporation stock held in treasury by FirstBancorporation or otherwise owned by FirstBancorporation or any of its subsidiaries and (iii) shares of FirstBancorporation stock owned by First National or any of its subsidiaries. Shares of FirstBancorporation held by it in treasury and shares of FirstBancorporation owned by FirstBancorporation, First National or any of their subsidiaries will be canceled and retired, and no consideration will be issued in exchange therefor. If First National changes or establishes a record date for changing the number of shares of First National stock issued and outstanding prior to the effective time as a result of a stock split, stock dividend, recapitalization or similar transaction, the exchange ratio will be proportionately adjusted. Each share of First National stock issued and outstanding immediately prior to the effective time will remain issued and outstanding from and after the effective time.


     First National will not issue any fractional shares of First National stock. Instead, First National will pay to each holder of FirstBancorporation stock who would otherwise be entitled to a fractional share of First National stock, after taking into account all certificates evidencing FirstBancorporation stock delivered by such holder, an amount in cash, without interest, determined by multiplying such fraction by the last sale price of First National stock published by the American Stock Exchange for the trading day immediately preceding the effective date of the merger.


     First National will convert each assumable option to purchase shares of FirstBancorporation stock that is outstanding as of the effective time into a replacement option to acquire, on the same terms and conditions, shares of First National stock, adjusted as necessary to give effect to the exchange ratio. In connection with the conversion of options in the merger, First National will reserve a sufficient number of shares of its stock, will register such shares under the Securities Act of 1933, and will list such shares on the American Stock Exchange.

     EXCHANGE OF CERTIFICATES

     After the merger has been consummated, First National will send to former FirstBancorporation shareholders transmittal materials for use in exchanging all old certificates representing shares of FirstBancorporation stock for new certificates representing shares of First National stock. First National will deliver the new certificates, together with any check for any fractional share interest or dividends or distributions which a shareholder is entitled to receive, to such shareholder upon delivery to First National of old certificates (or indemnity reasonably satisfactory to First National that such certificates are lost, stolen or destroyed) and properly completed transmittal materials. First National will not pay interest on cash to be paid instead of fractional share interests or for dividends or distributions which a person is entitled to receive under the merger agreement. Neither First National nor FirstBancorporation will be liable to any former holder of FirstBancorporation stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. First National may elect not to pay dividends or other distributions on First National stock issuable to former FirstBancorporation shareholders until it has received old certificates in accordance with the procedures described above. FIRSTBANCORPORATION SHAREHOLDERS SHOULD NOT SEND IN THEIR FIRSTBANCORPORATION CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL MATERIALS FROM FIRST NATIONAL.

BACKGROUND OF, AND REASONS FOR, THE MERGER

     FirstBancorporation, formerly The Savings Bank of Beaufort County, FSB, has operated since its organization in 1986 as a community banking franchise in the Beaufort and Bluffton communities of Beaufort County, South Carolina. FirstBancorporation believes that its community-oriented philosophy has allowed it to operate profitably and compete effectively with other financial institutions in its market. In September 1998, FirstBancorporation opened its second, separately chartered national bank in Columbia, South Carolina, FirstBank of the Midlands, National Association, to diversify its customer base beyond the resort and retirement base of Beaufort County. Chartering the Midlands Bank as a separate entity with its own board of directors and management has promoted FirstBancorporation's philosophy that management decisions be made locally.

     Since C. John Hipp, III joined First National as its President and Chief Executive Officer in 1994, First National has more aggressively pursued a strategy to grow by expanding into markets outside of Orangeburg, South Carolina. Since that time, First National has entered several additional markets in South Carolina, including Colleton County, South Carolina, where First National Bank acquired two branches in June 1995; Rock Hill, South Carolina, where First National organized the National Bank of York County in July 1996; and Florence, South Carolina, where First National organized Florence County National Bank in April 1998. In addition, on March 24, 1999 First National Bank announced the acquisition of three additional branches in Abbeville, Hardeeville and Ridgeland, South Carolina.

     First National's growth strategy has also targeted markets in which FirstBancorporation has operations. In August 1996 First National Bank opened a branch office in

Bluffton, South Carolina, which is located in Beaufort County, and in January 1999 First National Bank opened a branch office in Hilton Head, South Carolina, which also is located in Beaufort County. Management of First National generally considers Beaufort County to be one of the fastest growing areas in South Carolina and for several years has believed that FirstBancorporation's operations in Beaufort County would complement First National's strategic growth plans. In addition, in January 1999 First National Bank entered the Columbia market by forming a mortgage office and announcing plans to develop a full-service banking center in Columbia by mid-2000.

     Mr. Hipp and James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation, have known each other since 1992, when Mr. Hipp was President and Chief Executive Officer of Rock Hill National Bank and Mr. Shuford was a city executive for First Union National Bank in Rock Hill, South Carolina. From time to time since Mr. Hipp joined First National in 1994, Mr. Hipp and Mr. Shuford have discussed their respective banks' operating and growth plans. During certain of these conversations, Mr. Hipp expressed his interest in pursuing a business combination with FirstBancorporation.


     In early 1998, Mr. Hipp called Mr. Shuford to again express his interest in pursuing a business combination with FirstBancorporation. At that time, Mr. Shuford advised Mr. Hipp that FirstBancorporation was in the process of organizing FirstBank of the Midlands and was not interested in discussing a business combination with First National. In early fall of 1998, Mr. Hipp and Robert R. Horger, Chairman of the Board of First National, visited Mr. Shuford and Colden R. Battey, Jr., Chairman of the Board of FirstBancorporation, in Beaufort, South Carolina to discuss First National's interest in pursuing a transaction with FirstBancorporation. Shortly after that meeting, Mr. Shuford and Mr. Battey asked Mr. Hipp to estimate the value that would be assigned to FirstBancorporation in such a transaction, and Mr. Hipp said that he would consider a range of 18-to-25 times earnings to be appropriate based on his personal knowledge of prices generally being paid in similar banking transactions.


     In November 1998, another financial institution contacted Mr. Battey and Mr. Shuford about whether FirstBancorporation had an interest in being acquired. Mr. Shuford and Mr. Battey discussed this inquiry with the executive committee of FirstBancorporation's board of directors. At the recommendation of the executive committee, Mr. Shuford contacted two additional financial institutions that were considered to have compatible management styles and business philosophies and which had previously expressed an interest in combining with FirstBancorporation.

     First National and FirstBancorporation soon thereafter arranged another meeting with Mr. Hipp, Mr. Shuford and Mr. Battey in Beaufort, South Carolina. At such meeting, Mr. Hipp reiterated First National's interest in pursuing a business combination, and the parties agreed to share financial and other information with each other. During the latter part of 1998 and the early part of 1999, Mr. Hipp and W. Louis Griffith, Chief Financial Officer of First National, had a series of meetings with Mr. Shuford, Mr. Battey and James L. Pate, III, FirstBancorporation's Chief Financial Officer, to discuss several financial issues, including FirstBancorporation's overall financial performance and the impact of FirstBank of the Midlands on FirstBancorporation's overall operations, as well as certain proposed terms of a combination of FirstBancorporation and First National.

     In December 1998, at the request of FirstBancorporation's executive committee, FirstBancorporation engaged RP Financial LC in a financial advisory capacity to first assess the preliminary range of value as an independent company relative to a sale of control. Following a review of RP Financial's preliminary valuation analysis, the executive committee authorized RP Financial to evaluate, on the basis of publicly-available information, the financial and market data for the four financial institutions expressing an interest in acquiring FirstBancorporation, including their respective abilities to pay, in share exchange transactions, the previously determined preliminary value pursuant to a sale of control, incorporating certain assumptions pertaining to transaction adjustments, merger synergies and pooling of interest accounting. Having determined, on a preliminary basis, that each of the four financial institutions expressing an interest in acquiring FirstBancorporation had the ability to pay the preliminary range of value in a sale of control share exchange, the executive committee requested each of the four institutions to provide more specific information pertaining to a potential merger transaction.

     FirstBancorporation's executive committee prepared a list of questions which was sent to each of the four potential acquirors. This questionnaire requested information on the price to be paid in the transaction and whether or not the acquiree's banks would continue to be run separately or consolidated into the acquiror's banks. In addition, the questionnaire requested information on the amount of FirstBancorporation job elimination after the merger, the level of FirstBancorporation management in the combined company, FirstBancorporation director representation on the acquiror's board, accounting treatment for the proposed transaction, severance benefits for terminated employees and other items relevant to the proposed merger. Members of the executive committee met with each of these potential acquirors and reviewed these items in detail. These discussions provided the executive committee with sufficient information to evaluate, on a preliminary basis, the benefits of each proposed transaction.


     In January 1999, Mr. Shuford advised Mr. Hipp that a price of 25 times earnings would not be acceptable to FirstBancorporation. Thereafter, First National formally engaged The Robinson-Humphrey Company, LLC to assist First National in its negotiations with FirstBancorporation. Mr. Hipp and Mr. Shuford then proceeded to have a series of discussions regarding the amount of First National stock that would be issued to FirstBancorporation shareholders in exchange for their shares of FirstBancorporation stock. During such discussions, at Mr. Hipp's request, FirstBancorporation provided First National with certain additional nonpublic financial and other information regarding FirstBancorporation's operations and the opportunity to speak with FirstBancorporation's independent auditors (who also serve as First National's independent auditors). After reviewing such information, speaking with FirstBancorporation's independent auditors, considering the market value of First National stock, considering the operating cost savings that could be realized after the transaction and discussing the proposed transaction with Robinson-Humphrey and the executive committee of First National, Mr. Hipp ultimately advised Mr. Shuford that First National would consider a transaction in which FirstBancorporation shareholders would receive, for each share of FirstBancorporation stock, shares of First National stock having a value of $33 per share, based on the closing sales price of First National stock on January 29, 1999 ($27.00 per share). The parties proceeded to discuss other transaction terms.


     Subsequent discussions focused on, among other things, the circumstances in which First National and FirstBancorporation could terminate the agreement, the related termination fee payable by each party if it terminated the transaction, representation by FirstBancorporation on the board of directors of First National and First National Bank, the employment of James A. Shuford, III and certain other FirstBancorporation officers by

First National following the transaction, compensation and severance issues, indemnification and insurance for FirstBancorporation's directors and officers, pricing adjustments and certain other matters.


     On February 5, 1999, the board of directors of First National met to consider the proposed transaction and, after reviewing the proposed terms of the transaction, authorized the officers of First National to negotiate a definitive merger agreement with FirstBancorporation. The First National board of directors met again on February 18, 1999 to discuss the status of the transaction and to receive the oral opinion of Robinson-Humphrey that the transaction was fair to First National from a financial point of view.


     On February 5, 1999, the executive committee of FirstBancorporation informed the board of directors of FirstBancorporation of the merger discussions with First National and reviewed RP Financial's preliminary analyses. The board of directors of FirstBancorporation reviewed how each of the four potential acquirors intended to operate FirstBancorporation, including individual operating philosophies, commitment to community banking, each potential acquirer's financial strength and each potential acquirer's preliminary indication of value. Based on these discussions, FirstBancorporation's executive committee voted unanimously to pursue discussions with First National.

     On February 17, 1999, RP Financial presented updated valuation and pro forma merger analyses to the FirstBancorporation board of directors. This presentation incorporated the pricing proposals that had been made by each of the four institutions. All four proposals were share exchanges that ranged from $27.06 per share to $34.00 per share based on the price of the potential acquirer's stock at the time. The board of directors of FirstBancorporation considered the First National proposal to be the best of the four in terms of prospects for future value to existing stockholders. In addition, FirstBancorporation felt that First National's business philosophy most closely resembled that of FirstBancorporation. Based on discussions at this meeting, the board of directors of FirstBancorporation voted unanimously to proceed with the negotiations necessary to complete a definitive merger agreement with First National.


     The parties proceeded to negotiate a definitive merger agreement during the remainder of February and first part of March. Such negotiations focused on the scope of the representations and warranties to be given by FirstBancorporation, the conditions upon which the agreement could be terminated and certain other matters. On March 4, 1999, negotiations for a merger agreement were completed. On that date, after receiving the written opinion of Robinson-Humphrey that the transaction was fair to First National from a financial point of view, the board of directors of First National approved the merger agreement. The board of directors of FirstBancorporation also met on March 4, 1999 to review RP Financial's pro forma merger analysis and its opinion that the proposed merger was fair to FirstBancorporation shareholders from a financial point of view. The board of directors of FirstBancorporation then voted unanimously to approve the merger agreement. The agreement was signed at the conclusion of the meeting of the board of directors of FirstBancorporation at the end of the day on March 4, 1999.

     REASONS OF FIRST NATIONAL FOR THE MERGER

     In forming its opinion to approve the merger agreement, the board of directors of First National considered a number of factors, including the following:

     - Financial projections that indicated that the transaction could be accretive to shareholders of First National as early as 2000.

     - FirstBancorporation's operations, including the compatibility of FirstBancorporation's operations with First National's existing operations and strategic growth plans, the similarities of FirstBancorporation's and First National's community-banking approaches, and the familiarity with the markets in which FirstBancorporation operates.

     - First National's long-standing desire to increase its market share in Beaufort County by expanding into the northern portion of Beaufort County, in which FirstBancorporation's principal banking branches and operations are located, as well as management's belief that Beaufort County is within the top three fastest growing counties in South Carolina.

     - The quality of FirstBancorporation's management and the ability of First National to retain the services of certain officers, including FirstBancorporation's President and Chief Executive Officer, after the transaction.

     - The opportunity for First National to accelerate its growth plans in Columbia, South Carolina, by combining with FirstBancorporation.


     - The opinion of Robinson-Humphrey that the transaction is fair to First National from a financial point of view.


     In making its determination, the board of directors of First National did not assign any relative or specific weights to the factors that it considered.

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF FIRST NATIONAL

     The First National board of directors has approved the merger agreement and plan of merger. Based on the foregoing, and the opinion of Robinson-Humphrey referred to above, the board of directors of First National recommends that First National shareholders vote "FOR" the approval of the merger agreement and the plan of merger.

     REASONS OF FIRSTBANCORPORATION FOR THE MERGER

     In reaching its determination that the merger is fair and in the best interests of FirstBancorporation and its shareholders, the board of directors of FirstBancorporation considered a number of factors, including the following:

     - FirstBancorporation recognized that a merger with a larger institution with a more actively traded stock would offer FirstBancorporation shareholders greater liquidity in their stock and also potential cash dividends.

     - The merger would result in FirstBancorporation shareholders receiving stock in a substantially more diversified bank holding company, which on a combined basis would be able to offer more products and services to customers in its Beaufort, Bluffton and Midlands markets.

     - The board felt that the addition of its shareholder base to that of First National would have a positive impact on the combined institution's stock liquidity and value.

     - The stock for stock exchange offer made by First National was a competitive offer relative to the prices discussed with the other three institutions and reflected a premium over the price of recent trades in FirstBancorporation's stock.

     - The opinion of RP Financial that the merger consideration is fair, from a financial point of view, to FirstBancorporation shareholders.

     - First National's offer of two seats on its corporate board and three seats on its First National Bank board to existing directors, which will allow FirstBancorporation interests to continue to be fairly represented in the combined company.

     In making its determination, the board of directors of FirstBancorporation did not assign any relative or specific weights to the factors that it considered.

     RECOMMENDATION OF THE BOARD OF DIRECTORS OF FIRSTBANCORPORATION

     The board of directors of FirstBancorporation has approved the merger agreement and plan of merger. The board of directors of FirstBancorporation recommends that the shareholders of FirstBancorporation vote "FOR" the approval of the merger agreement and plan of merger.

OPINION OF FIRST NATIONAL FINANCIAL ADVISOR

     GENERAL


     First National retained Robinson-Humphrey to act as its financial advisor in connection with the merger. On February 18, 1999, Robinson-Humphrey rendered its oral opinion to First National's board of directors and subsequently on March 4, 1999, delivered its written opinion that, based on the matters set forth therein, the exchange ratio to be paid by First National to the FirstBancorporation shareholders in the merger was fair to First National, from a financial point of view. The text of such opinion is set forth in Appendix C to this joint proxy statement/prospectus and should be read in its entirety by shareholders of First National.


     The consideration to be paid by First National in the merger was determined by First National and FirstBancorporation in their negotiations. No limitations were imposed by the board of directors or management of First National upon Robinson-Humphrey with respect to the investigations made or the procedures followed by Robinson-Humphrey in rendering its opinion. In arriving at its opinion, Robinson-Humphrey did not ascribe a specific range of values to First National or FirstBancorporation, but rather made its determination as to fairness, from a financial point of view, of the exchange ratio to be paid by First National to the FirstBancorporation shareholders in the merger on the basis of the financing and comparative analysis described below. Robinson-Humphrey's opinion is not intended to be and does not constitute a recommendation to any First National shareholder as to how such shareholders should vote with respect to the merger agreement. Robinson-Humphrey was not requested to opine as to, and its opinion does not address, First National's underlying business decision to proceed with or effect the merger.

     Robinson-Humphrey, in conducting its analysis and in arriving at its opinion, has not conducted a physical inspection of any of the properties or assets of FirstBancorporation, and has not made or obtained any independent valuation or appraisals of any properties, assets or liabilities of FirstBancorporation. Robinson-Humphrey has assumed and relied upon the accuracy and completeness of the financial and other information that was provided to it by FirstBancorporation and First National or that was publicly available. Its opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of the date of, its analyses.

     In arriving at its opinion, Robinson-Humphrey reviewed and analyzed:

     - publicly available information concerning First National and FirstBancorporation which it believed relevant to its analysis;

     - financial and operating information with respect to the business, operations and prospects of First National and FirstBancorporation furnished to Robinson-Humphrey;

     - a comparison of the historical financial results and present financial condition of First National and FirstBancorporation with other companies that it deemed relevant; and

     - a comparison of the financial terms of the merger with terms of certain other recent transactions which it deemed relevant.

     In addition, Robinson-Humphrey had discussions with the management of First National concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as it deemed appropriate.


     In connection with the preparation of its fairness opinion, Robinson-Humphrey performed certain financial and comparative analyses, the material portions of which are summarized below. The summary set forth below includes the financial analyses used by Robinson-Humphrey and deemed to be material, but is not a complete description of the analyses performed by Robinson-Humphrey in arriving at its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In addition, Robinson-Humphrey believes that its analyses must be considered as an integrated whole, and selecting portions of such analyses and the factors considered by it, without considering all of such analyses and factors, could create a misleading or an incomplete view of the process underlying its analyses set forth in the opinion. In performing its analyses, Robinson-Humphrey made numerous assumptions about industry performance, general business and economic conditions and other matters, many of which are beyond the control of First National or FirstBancorporation. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than as set forth in the analyses. Estimates of values of companies or parts of companies are not appraisals or necessarily reflect the price at which such companies or parts may actually be sold, and such estimates are inherently subject to uncertainty. No public company used as a comparison is identical to First National or FirstBancorporation. An analysis of the results of such a comparison is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of companies to which First National or FirstBancorporation are being compared.

     The following is a summary of certain analyses performed by Robinson-Humphrey in connection with rendering its opinion.

     COMPARABLE TRANSACTION ANALYSIS


     Robinson-Humphrey performed three analyses of premiums paid for selected banks with comparable characteristics to FirstBancorporation. Comparable transactions were considered to be: (i) transactions since January 1, 1997, where the seller was a bank with total assets between $75 million and $250 million; (ii) transactions since January 1, 1997, where the seller was a bank located in the Southeast with total assets between $75 million and $250 million, and (iii) transactions since January 1, 1997, where the seller was a bank headquartered in South Carolina.


          (i) Based on the first of the foregoing transactions since January 1, 1997, where the seller was a bank with total assets between $75 million and $250 million, the analysis yielded a range of transaction values to book value of 116.04% to 558.76% with a mean of 263.17% and a median of 254.36%. These compare to a transaction value for the merger of 242.00% of FirstBancorporation's book value as of December 31, 1998.


          The analysis yielded a range of transaction values as a percentage of tangible book value for the comparable transactions ranging from 116.04% to 603.38%, with a mean of 270.37% and a median of 262.46%. These compare to a transaction value to tangible book value at December 31, 1998 of 242.00% for the merger.


          The analysis yielded a range of transaction values as a multiple of trailing twelve-month earnings per share. These values ranged from 6.81x to 59.71x with a mean of 21.43x and a median of 20.25x. These compare to a transaction value to the December 31, 1998 trailing twelve-month earnings per share of 31.82x for the merger.

          Lastly, the analysis yielded a range of transaction values as a percentage of total assets for the comparable transactions ranging from 9.06% to 60.56%, with a mean of 24.12% and a median of 23.77%. These compare to a transaction value to total assets at December 31, 1998 of approximately 30.72% for the merger.

          (ii) Based on transactions since January 1, 1997, where the seller was a bank located in the Southeast with total assets between $75 million and $250 million, the analysis yielded a range of transaction values to book value of 138.10% to 558.76%, with a mean of 282.73% and a median of 281.23%. These compare to a transaction value for the merger of 242.00% of FirstBancorporation's book value as of December 31, 1998.

          The analysis yielded a range of transaction values as a percentage of tangible book value for the comparable transactions ranging from 138.10% to 558.76%, with a mean of 289.72% and a median of 281.94%. These compare to a transaction value to tangible book value at December 31, 1998 of 242.00% for the merger.

          The analysis yielded a range of transaction values as a multiple of trailing twelve-month earnings per share. These values ranged from 12.74x to 59.71x, with a mean of

     23.68x and a median of 21.56x. These compare to a transaction value to the December 31, 1998 trailing twelve-month earnings per share of 31.82x for the merger.

          Lastly, the analysis yielded a range of transaction values as a percentage of total assets for the comparable transactions ranging from 12.02% to 60.56%, with a mean of 26.72% and a median of 25.73%. These compare to a transaction value to total assets at December 31, 1998 of approximately 30.72% for the merger.

          (iii) Based on transactions since January 1, 1997, where the seller was a bank headquartered in South Carolina, the analysis yielded a range of transaction values to book value of 266.29% to 494.12%, with a mean of 367.18% and a median of 375.17%. These compare to a transaction value for the merger of 242.00% of FirstBancorporation's book value as of December 31, 1998.

          The analysis yielded a range of transaction values as a percentage of tangible book value for the comparable transactions ranging from 278.52% to 494.12%, with a mean of 365.13% and a median of 372.29%. These compare to a transaction value to tangible book value at December 31, 1998 of 242.00% for the merger.

          The analysis yielded a range of transaction values as a multiple of trailing twelve-month earnings per share. These values ranged from 20.67x to 37.09x, with a mean of 30.57x and a median of 32.73x. These compare to a transaction value to the December 31, 1998 trailing twelve months earnings per share of 31.82x for the merger.

          Lastly, the analysis yielded a range of transaction values as a percentage of total assets for the comparable transactions ranging from 22.86% to 51.05%, with a mean of 32.38% and a median of 29.43%. These compare to a transaction value to total assets at December 31, 1998 of 30.72% for the merger.

     No company or transaction used in the comparable transaction analyses is identical to FirstBancorporation. Accordingly, an analysis of the foregoing necessarily involves complex consideration and judgments, as well as other factors that affect the public trading value or the acquisition value of the company to which it is being compared.

     DISCOUNTED CASH FLOW ANALYSIS

     Using a discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future stream of after-tax cash flows that FirstBancorporation could produce through 2003, under various circumstances, assuming that FirstBancorporation performed in accordance with the earnings/return projections of management at the time that FirstBancorporation entered into acquisition discussions. Robinson-Humphrey estimated the terminal value for FirstBancorporation at the end of the period by applying multiples of earnings ranging from 15.0x to 17.0x and then discounting the cash flow streams, dividends paid to shareholders and terminal value using differing discount rates (ranging from 10.0% to 12.0%) chosen to reflect different assumptions regarding the required rates of return of FirstBancorporation and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a reference range of $32.7 million to $37.7 million, or $32.88 to $37.84 per share, for FirstBancorporation.

     PRO FORMA MERGER ANALYSIS


     Robinson-Humphrey analyzed the impact of the merger on First National's estimated earnings per share based on management's earnings expectations for 1999 through 2002. In connection with this analysis, management of First National provided Robinson-Humphrey with estimates for cost savings, which estimates were incorporated in Robinson-Humphrey's analyses. First National's management projections of cost savings on an after-tax basis were approximately $461 thousand during 1999, and $1.1 million during each of 2000, 2001 and 2002. Based on management's earnings projections and estimated cost savings, Robinson-Humphrey calculated that the merger would result in accretion (dilution) of (3.03)%, 2.04%, 1.17% and 0.40% to First National's earnings per share in 1999 through 2002, respectively.


     COMPENSATION OF ROBINSON-HUMPHREY

     Pursuant to an engagement letter dated February 9, 1999 between First National and Robinson-Humphrey, First National agreed to pay Robinson-Humphrey a retainer fee of $50,000 and a $100,000 fee at the time of rendering the fairness opinion. The engagement letter with Robinson-Humphrey also provides that First National will reimburse Robinson-Humphrey for its out-of-pocket expenses and indemnify Robinson-Humphrey and certain related persons and entities against certain liabilities, including liabilities under securities laws, incurred in connection with its services thereunder.

     As part of its investment banking business, Robinson-Humphrey is regularly engaged in the valuation of securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. First National's board of directors decided to retain Robinson-Humphrey based on its experience as a financial advisor in mergers and acquisitions of financial institutions, particularly transactions in the Southeastern region of the United States, and its knowledge of financial institutions and First National in particular.

OPINION OF FIRSTBANCORPORATION FINANCIAL ADVISOR


     The board of directors of FirstBancorporation retained RP Financial in December 1998 to evaluate the financial merits of various strategic options, including potential strategic mergers with other regional financial institutions, and to render its opinion with respect to any such transaction from a financial point of view to FirstBancorporation shareholders if FirstBancorporation entered into an agreement to be acquired. In requesting RP Financial's advice and opinion, the board of directors of FirstBancorporation did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial might wish to conduct to enable it to give its opinion. RP Financial has delivered to FirstBancorporation its written opinion, dated March 4, 1999, and its updated opinion as of June 10, 1999, to the effect that, based upon and subject to the matters set forth therein, as of the date thereof, the consideration to be received by shareholders of FirstBancorporation in the merger is fair to the holders of FirstBancorporation stock from a financial point of view. The opinion of RP Financial is directed toward the consideration to be received by FirstBancorporation shareholders and does not constitute a recommendation to any FirstBancorporation shareholder to vote in favor of the merger agreement. A copy of the RP Financial opinion is set forth as Appendix D to this joint proxy statement/prospectus and should be read in its entirety by shareholders of FirstBancorporation. RP Financial has consented to the inclusion and description of its written opinion in this joint proxy statement/prospectus.

     RP Financial was selected by FirstBancorporation to act as its financial advisor because of RP Financial's expertise in the valuation of businesses and their securities for a variety of purposes, particularly its expertise in connection with mergers and acquisitions of financial institutions, including commercial banks and their respective holding companies, if applicable. RP Financial was engaged by FirstBancorporation on December 21, 1998, pursuant to terms set forth in an engagement letter. RP Financial estimates that it will receive from FirstBancorporation total professional fees of approximately $42,500, of which approximately $30,200 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the merger. In addition, FirstBancorporation has agreed to indemnify RP Financial for all liabilities that RP Financial may become subject in connection with any of the services rendered pursuant to the engagement letter, subject to certain exceptions.

     In rendering its fairness opinion, RP Financial reviewed the following material:

          - the merger agreement, including exhibits;


          - financial and other information for FirstBancorporation, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations and shareholder information from FirstBancorporation's (a) audited and unaudited financial statements for the last three fiscal years and most recent quarter, incorporated in the joint proxy statement/prospectus, regulatory and internal financial and other reports, (b) the most recent three proxy statements, and (c) executive management comments regarding historical, current and anticipated business, operations and financial performance and condition; and



          - financial and other information for First National, with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations and shareholder information from First National's (a) audited and unaudited financial statements for the last three fiscal years and most recent quarter, incorporated in the joint proxy statement/prospectus, regulatory and internal financial and other reports, (b) the most recent three proxy statements, and
            (c) executive management comments regarding historical, current and anticipated business, operations and financial performance and condition.


     RP Financial reviewed financial, operational, market area and stock price and trading characteristics for FirstBancorporation and First National relative to publicly-traded banks and bank holding companies, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for FirstBancorporation and First National and the public perception of the banking industry. RP Financial also considered: the financial terms, financial and operating condition and market area of other recently completed acquisitions of comparable banks both regionally and in South Carolina; discounted cash flow analyses incorporating future prospects; the financial aspects of expressions of interest by third party financial institutions evaluating the prospects of a business combination with FirstBancorporation; and the pro forma impact on First National of the acquisition of FirstBancorporation, which is expected to be accounted for as a pooling of interests.

     In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning FirstBancorporation and First National furnished by the respective institutions to RP Financial for review, as well as publicly-available information regarding other financial institutions and other third-party data and information referenced above. FirstBancorporation and First National did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of FirstBancorporation or First National.

     RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction will be imposed on First National that would have a material adverse effect on the ability of the merger to be consummated as set forth in the merger agreement.

     RP Financial's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of March 4, 1999 and June 10, 1999; events occurring after June 10, 1999 could materially affect the assumptions used in preparing the opinion.

     In connection with rendering its opinion dated March 4, 1999 and updated as of June 10, 1999, RP Financial performed a variety of financial analyses that are summarized below. Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective and based on the experience and judgment of RP Financial, and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial's opinion. In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of FirstBancorporation and First National, as well as RP Financial's experience in securities valuation, its knowledge of financial institutions and its experience in similar transactions. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in RP Financial's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other.

     COMPARABLE TRANSACTIONS ANALYSIS

     RP Financial compared the merger on the basis of acquisition pricing multiples or ratios of reported earnings, book value, tangible book value, assets, core deposit premium and control premium of FirstBancorporation implied by the merger consideration to be paid to the holders of FirstBancorporation common stock with the same ratios in three separate groups of pending and completed acquisitions of publicly-traded and non-publicly traded commercial banks and bank holding companies from 1996 to the March 4, 1999 opinion: all Southeast; all Southeast with assets less than $250 million; and all South Carolina. The median acquisition pricing multiples or ratios at announcement for these groups of commercial bank acquisitions are set forth below:

                                                               SOUTHEAST
                                                              ASSETS LESS     ALL
                                                     ALL       THAN $250     SOUTH
                                                  SOUTHEAST     MILLION     CAROLINA
                                                  ---------   -----------   --------
Price/Book......................................   252.52%      247.00%      375.17%
Price/Tangible Book.............................   257.86%      248.29%      372.29%
Price/Earnings (Trailing 12 Months).............    21.45x       21.34x       32.73x
Price/Assets....................................    24.49%       24.14%       29.43%
Tangible Book Premium/Core Deposits.............    19.85%       19.50%       29.64%

     In comparison to the median ratios of the three groups examined, FirstBancorporation was generally similar in size, maintained higher levels of capitalization and lower profitability, both in terms of average assets and average equity. FirstBancorporation's acquisition pricing multiples or ratios for price/earnings, price/tangible book, price/assets and tangible book premium/core deposits are consistent with the range of these groups assuming the merger consideration was equivalent to the closing price of First National common stock as of March 3, 1999, the last trading day before the merger agreement was signed, indicating the following pricing ratios for shares of FirstBancorporation stock, based on financial statements as of or for the 12 months ended December 31, 1998: 37.05 times fully diluted earnings; 254.96 percent of reported tangible book value; 28.76 percent of assets; and 58.04 percent tangible book premium on core deposits.

     No company or transaction used in this composite is identical to FirstBancorporation or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the public trading values of the securities of the company or companies to which they are being compared.

     DISCOUNTED CASH FLOW ANALYSIS

     In applying the discounted cash flow analysis, RP Financial estimated the present value of both future dividends over a five-year period and a terminal value at the end of the fifth year, reflecting three growth scenarios with profitability comparable to FirstBancorporation's recent historical performance. The price/tangible book value and price/earnings multiples utilized to determine the terminal value range were derived from the comparable transaction analyses discussed above. The cash flows were then discounted to present value based on a 15% discount rate incorporating the earnings capitalization rate of publicly-traded banks, the treasury yield curve (i.e., the risk-free rate) and perceived investment risks. The merger consideration exceeds the upper end of the range of discounted cash flows based on each growth scenario.

     PRO FORMA IMPACT ANALYSIS

     RP Financial's analysis considered the pro forma impact of the merger on First National, including financial condition, operations, size, market area served, market capitalization and liquidity of the stock. The increased size, market capitalization and market area served is expected to position First National as a more competitive institution. The increased number of shares of First National stock as a result of the merger is expected to favorably influence the liquidity of First National's stock. The merger is estimated to be marginally dilutive to First National's pro forma book value and tangible book value per share and marginally dilutive to earnings per share in 1999, incorporating anticipated merger synergies (before one-time merger adjustments).

     As described above, RP Financial's opinion and presentation to the board of directors of FirstBancorporation was one of many factors taken into consideration by the board of directors of FirstBancorporation in making its determination to approve the merger agreement and plan of merger. Although the foregoing summary describes the material components of the analyses provided by RP Financial as of March 4, 1999 and updated on June 10, 1999, in connection with its opinion as of those dates, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Appendix D hereto, which FirstBancorporation's shareholders are urged to read in its entirety.

THE MERGER AGREEMENT

     THE EFFECTIVE TIME

     Subject to the satisfaction or waiver of conditions contained in the merger agreement, the parties will cause the merger to occur no later than 10 business days following the expiration of all requisite regulatory waiting periods. At the effective time, holders of shares of FirstBancorporation stock will cease to be, and will have no rights as, shareholders of FirstBancorporation, other than
(i) to receive any dividend or other distribution with respect to shares of FirstBancorporation stock with a record date occurring prior to the effective time of the merger and the merger consideration and (ii) those rights afforded to the holders of dissenting shares under South Carolina law. After the merger, there will be no transfers on the stock transfer books of FirstBancorporation or First National of shares of FirstBancorporation stock.

     CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Until the merger has been consummated, FirstBancorporation has agreed that it and its subsidiaries will conduct their respective businesses in the ordinary course in substantially the same manner as presently conducted and will preserve their respective relationships with other persons. Additionally, FirstBancorporation has agreed that it and its subsidiaries will not take certain actions without the prior written consent of First National, including the following:

     - amend their articles of incorporation, articles of association or bylaws;

     - issue any securities other than the issuance of shares of FirstBancorporation stock in connection with the exercise of options to acquire FirstBancorporation stock;

     - split, combine or reclassify any shares of their capital stock, declare or pay any dividend, or redeem or otherwise acquire any of their securities;

     - incur or assume any debt, subject to certain exceptions; become liable for the obligations of any other person; make an investment that is greater than $10,000, or any loan that is greater than $350,000, subject to certain exceptions; pledge or encumber shares of their capital stock; or mortgage or pledge any of their assets, or create any lien thereupon, except for certain permitted liens;

     - adopt or amend any employee benefit plan or employment contract, or increase the compensation or declare a bonus payable to any director, officer or employee, subject to certain exceptions;

     - enter into any contract or transaction outside the ordinary course of business, or acquire, lease or dispose of any real property; enter into, cancel or modify any material contract; acquire any company; or make any new capital expenditure in excess of $10,000;

     - voluntarily change or modify any of the accounting principles or practices used by them, or revalue any of their assets;

     - settle or compromise any pending or threatened suit, action or claim relating to the merger; or

     - take any action that would make any of the representations or warranties contained in the merger agreement untrue or incorrect in any material respect or would result in any of the conditions set forth in the merger agreement not being satisfied.

     In addition, until the effective time of the merger, First National has agreed not to:

     - declare or pay any cash dividend other than quarterly dividends at a rate not more than 20% in excess of the current quarterly dividend rate of 13 cents per share, or establish a record date for any quarterly dividend inconsistent with past practices;

     - make any acquisition that materially delays the consummation of the merger; or

     - take any action that would make any of its representations and warranties untrue or incorrect in any material respect or would result in any of the conditions to the merger not being satisfied.

     NONSOLICITATION


     FirstBancorporation has agreed that it will not solicit or facilitate any inquiries regarding any other merger, reorganization, consolidation, share exchange or similar transaction involving a significant portion of its assets or 20% or more of its capital stock, or any tender offer for more than 20% of the capital stock of FirstBancorporation. FirstBancorporation has also agreed not to recommend or endorse any such transaction. However, the merger agreement does not prohibit the board of directors of FirstBancorporation from engaging in discussions with any third party in response to an unsolicited bona fide written acquisition proposal if, among other things:


     - the board of directors of FirstBancorporation concludes in good faith that such transaction would be more favorable to FirstBancorporation's shareholders than the proposed merger with First National;

     - the board of directors of FirstBancorporation determines that failure to take such action would result in a breach by the board of directors of its fiduciary duties to FirstBancorporation shareholders; and

     - prior to furnishing any information to, or entering into discussions with, such third party, FirstBancorporation provides prompt written notice to First National that it is furnishing information to, or entering into discussions with, such third party.

     If FirstBancorporation determines to terminate the merger agreement with First National because it has received a superior acquisition proposal, it must pay First National a termination fee of $960,000. See "-- Termination of the Merger Agreement and Termination Fee."

     OTHER COVENANTS

     Under the merger agreement, FirstBancorporation has agreed, among other things, to:

     - merge FirstBank of the Midlands, National Association into FirstBank,
       N.A.;

     - merge FirstBank, N.A. with and into First National Bank;


     - terminate its 401(k) profit-sharing plan as of the effective time of the merger; and


     - ensure that the merger does not result in the grant of any rights to any person or restrict the ability of First National to exercise the rights as a shareholder of FirstBancorporation's subsidiaries.

     The merger agreement requires First National, among other things, to:

     - list the shares of First National common stock to be issued in connection with the merger on the American Stock Exchange;

     - for a period of three years following the merger, maintain the directors' and officers' liability insurance currently provided by FirstBancorporation or acquire similar coverage on terms and conditions not materially less favorable;

     - indemnify the officers, directors and employees of FirstBancorporation following the merger for any claims arising out of the fact that any such person was a director, officer or employee of FirstBancorporation;

     - pay to employees of FirstBancorporation who are terminated during the six-month period after the merger a severance payment in an amount equal to two times each employee's weekly salary, multiplied by the number of years of credited service such employee had with First National and FirstBancorporation;

     - pay, or allow FirstBancorporation to pay, a retention bonus to certain employees who agree to remain employed with FirstBancorporation until the merger has occurred and for a period of three months thereafter, provided the amount of such bonus does not in the aggregate exceed $75,000; and

     - provide certain benefits to employees of FirstBancorporation who become employees of First National that are consistent with the benefits provided by First National to similarly situated employees, with credit for past service for all plans except First National's pension plan.

     The merger agreement also requires both parties, among other things, to:

     - hold a shareholders' meeting at the earliest practicable date to vote on the adoption of the merger agreement and plan of merger;

     - use their reasonable best efforts to cause the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and as a "pooling of interests" under generally accepted accounting principles; and

     - not publish any news release or other public announcement or disclosure about the merger without the consent of the other party.

     CONDITIONS TO THE MERGER

     The obligations of First National and FirstBancorporation to consummate the merger are subject to the satisfaction of several conditions, including the following:

     - the absence of any order that prohibits the consummation of the merger, and the absence of any proceeding instituted by a governmental authority that seeks to enjoin or prohibit the merger;


     - the receipt of all necessary regulatory approvals and the expiration of all waiting periods required by law;



     - the absence of any stop order suspending the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;


     - the listing of shares of First National common stock to be issued in connection with the merger on the American Stock Exchange;


     - the receipt from J.W. Hunt and Company, LLP of assurances satisfactory to First National that the merger will be treated as a "pooling of interests" for accounting purposes;


     - certain representations and warranties of First National and FirstBancorporation contained in the merger agreement must be true and correct in all respects as of the closing date, and all other representations and warranties of First National and FirstBancorporation must be true and correct in all material respects as of the closing date;

     - First National and FirstBancorporation must have complied in all material respects with all of their respective covenants and agreements in the merger agreement; and

     - FirstBancorporation must have received an opinion of legal counsel to First National as to the existence and corporate power of First National, approval of the merger agreement, absence of a violation of the articles of incorporation and bylaws of First National, and due authorization and issuance of the First National common stock to be issued in connection with the merger, and First National must have received a legal opinion from legal counsel to FirstBancorporation as to, among other things, the due incorporation, corporate power and capitalization of FirstBancorporation and its subsidiaries, approval of the merger agreement, absence of necessary consents, absence of a violation of the articles of incorporation, bylaws or any order affecting FirstBancorporation or any of its subsidiaries, and absence of litigation affecting FirstBancorporation or any of its subsidiaries.

     In addition, the obligations of First National to consummate the merger are further subject to the satisfaction or waiver by First National of the following conditions:

     - there must not be any litigation pending or threatened against FirstBancorporation, and there must not be any governmental orders outstanding against FirstBancorporation, that would have, individually or in the aggregate, a material adverse effect on FirstBancorporation;

     - James A. Shuford, III must have entered into an employment agreement with First National substantially as described in this joint proxy statement/prospectus;

     - FirstBancorporation must have obtained all consents required for consummation of the merger under FirstBancorporation's real property leases and one other contract;

     - FirstBancorporation must have received extensions of the leases with regard to FirstBancorporation's main office in Beaufort, South Carolina, and branch office in Lady's Island, South Carolina, on terms reasonably satisfactory to First National;

     - the holders of more than five percent of the outstanding shares of FirstBancorporation stock must not have given written notice of their intent to dissent from the merger; and

     - Robert A. Kerr must have entered into a consulting agreement with First National Bank, in form and substance reasonably satisfactory First National and FirstBancorporation, under which Mr. Kerr will agree to provide consulting services to, and not compete with, First National and its subsidiaries, in consideration of aggregate consulting payments to Mr. Kerr over a three-year period of $120,000.

     TERMINATION OF THE MERGER AGREEMENT AND TERMINATION FEE

     The obligations of First National and FirstBancorporation under the merger agreement may be terminated in the following circumstances:

       - by the mutual written consent of the boards of directors of First National and FirstBancorporation;
       - by the board of directors of either First National or FirstBancorporation, if there is any law or judgment that prohibits consummation of the merger;
       - by the board of directors of either First National or FirstBancorporation, if the conditions to the merger have not been fulfilled or waived by October 31, 1999, and if the party seeking to terminate is in compliance with its obligations under the merger agreement;
       - by the board of directors of either First National or FirstBancorporation, if a condition to the merger has become incapable of fulfillment and has not been waived;

*      - by the board of directors of First National, if (a) the
         board of directors of FirstBancorporation does not recommend the merger to its shareholders, withdraws or modifies such recommendation in a manner materially adverse to First
         National, recommends to the shareholders of
         FirstBancorporation any acquisition proposal other than
         the First National merger, or has resolved or publicly
         announced or disclosed to any person its intention to do
         any of the foregoing, subject to certain exceptions; (b) a tender or exchange offer for 20% or more of the
         outstanding shares of FirstBancorporation stock is
         commenced or a registration statement with respect thereto has been filed and the board of directors of
         FirstBancorporation, within 10 business days after such
         tender or exchange offer is commenced, either fails to
         recommend against acceptance of such tender or exchange
         offer by its shareholders or takes no position with
         respect to the acceptance of such tender or exchange offer by its shareholders; or (c) any person or group of persons acting in concert has, as a result of a tender or exchange offer, open market purchases, privately negotiated
         purchases or otherwise, become the beneficial owner of 20%
         or more of the outstanding shares of FirstBancorporation
         stock, and the shareholders of FirstBancorporation fail to adopt or approve the merger at the FirstBancorporation
         annual meeting;
*      - by the board of directors of FirstBancorporation, if the board of directors of FirstBancorporation has determined to recommend a transaction with a third party that is
         superior to the First National merger;
       - by the board of directors of either First National or
         FirstBancorporation, if the shareholders of either party
         fail to adopt or approve the merger agreement, as required by applicable law; or
**     - by the board of directors of either First National or
         FirstBancorporation, if the board of directors of First
         National (a) does not recommend the merger to its
         shareholders or (b) withdraws or modifies such
         recommendation in a manner materially adverse to
         FirstBancorporation, subject to certain exceptions.

     If the merger agreement is terminated by First National or FirstBancorporation as described in the items denoted by an asterisk (*) in the left hand margin above, FirstBancorporation must pay to First National a termination fee of $960,000. If the merger agreement is terminated by First National or FirstBancorporation as described in the item denoted by a double asterisk (**) in the left hand margin above, First National must pay to FirstBancorporation a termination fee of $960,000. If the merger agreement is terminated and either party is entitled to a termination fee, that fee will be its sole and exclusive remedy under the merger agreement.

EXPENSES, AMENDMENT AND WAIVER


     First National and FirstBancorporation will pay all their respective costs and expenses in connection with the merger, including their respective share of the cost of preparing and printing this joint proxy statement/prospectus. The merger agreement may be amended by the written agreement of First National and FirstBancorporation. Except as provided in the merger agreement, any failure by First National or FirstBancorporation to comply with any obligation, representation, warranty, covenant, agreement or condition in the merger agreement may be waived by the other party by a written instrument signed by the party granting such waiver.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material U.S. federal income tax consequences of the merger to holders of FirstBancorporation stock and First National stock. This summary is based on the Internal Revenue Code, treasury regulations, administrative rulings and court decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all the consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to shareholders of FirstBancorporation or First National subject to special treatment under U.S. federal income tax law, such as non-U.S. persons, financial institutions, dealers in securities and other persons who do not hold FirstBancorporation stock as a capital asset, insurance companies or tax-exempt entities, holders who acquired FirstBancorporation stock pursuant to the exercise of a stock option that vested in whole or in part as a result of the merger, holders of dissenting shares and holders of FirstBancorporation stock as part of a hedge, straddle or conversion transaction. In addition, we have not provided any information with respect to the tax consequences of the merger under applicable foreign, state or local laws. WE URGE YOU TO CONSULT WITH YOUR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO YOU.


     In the opinion of Robinson, Bradshaw & Hinson, P.A., counsel to First National, the merger will be treated as a reorganization within the meaning of
Section 368 of the Internal Revenue Code. Accordingly, First National and its shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger. The material U.S. federal income tax consequences of the merger to shareholders of FirstBancorporation who exchange all their shares of FirstBancorporation stock for shares of First National stock pursuant to the merger will be as follows:


     - No gain or loss will be recognized by a FirstBancorporation shareholder, except with respect to a FirstBancorporation shareholder who receives cash in lieu of a fractional share interest in First National stock;

     - The aggregate adjusted tax basis of shares of First National stock received by a FirstBancorporation shareholder will be the same as the aggregate adjusted tax basis of the shares of FirstBancorporation stock exchanged therefor, reduced by any amount allocable to a fractional share interest for which cash is received; and

     - The holding period of shares of First National stock received by a FirstBancorporation shareholder will include the holding period of the FirstBancorporation stock exchanged therefor.

     Based upon the current ruling position of the Internal Revenue Service, cash received by a shareholder of FirstBancorporation in lieu of a fractional share interest in First National will be treated as received in redemption of such fractional share interest, and a shareholder of FirstBancorporation should generally recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of FirstBancorporation stock allocable to such fractional share interest. Such gain or loss should be a long-term capital gain or loss if the holding period for such share of FirstBancorporation stock is greater than one year at the time of the merger. The holding period of a share of First National stock received in the merger will include the holder's holding period of the FirstBancorporation stock surrendered in exchange therefor.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     GENERAL

     In connection with their approval of the merger agreement and the transactions contemplated thereby, the boards of directors of FirstBancorporation and First National considered the proposed post-merger participation by certain affiliates of FirstBancorporation in the management of First National or on its board of directors. The boards also considered the interests of officers and directors of FirstBancorporation under existing employment agreements and stock option plans. In addition, the merger agreement contains provisions relating to the indemnification of such directors and officers and directors' and officers' liability insurance.

     BOARD COMPOSITION AFTER THE MERGER


     First National has agreed that Colden R. Battey, Jr., Chairman of the Board of FirstBancorporation, and Richard L. Gray, a director of FirstBancorporation, or their designees (if reasonably acceptable to First National), will be elected to the board of directors of First National after the merger to serve until the 2000 annual meeting of shareholders of First National. First National also has agreed to use its reasonable best efforts to cause Richard L. Gray and Colden R. Battey, Jr. to be nominated at the 2000 annual meeting of shareholders to serve as a director of First National for terms expiring at the 2001 and 2002 annual meetings of First National shareholders, respectively. In addition, First National has agreed that Colden R. Battey, Jr., Richard L. Gray and Thomas E. Suggs, or their designees (if reasonably acceptable to First National), will be appointed to serve on the board of directors of First National Bank until the 2000 annual meeting of shareholders of First National Bank.


     EMPLOYMENT AND CONSULTING AGREEMENTS WITH FIRST NATIONAL


     James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation, will enter into a three-year employment agreement with First National. See "-- Management After the Merger." In addition, First National Bank will enter into a consulting agreement with Robert A. Kerr, who is a director of FirstBancorporation, under which Mr. Kerr will provide consulting services to First National and its subsidiaries over a three-year period after the merger, and will agree not to compete with such entities. First National Bank will pay Mr. Kerr consulting payments of $120,000 over such three-year period.


     CHANGE IN CONTROL AGREEMENTS WITH FIRSTBANCORPORATION

     FirstBancorporation has entered into employment agreements with several of its officers under which such officers would be entitled to certain benefits in certain cases following a "change in control" of FirstBancorporation. The merger will constitute a "change in control" of FirstBancorporation for purposes of these employment agreements. Generally, such agreements provide that FirstBancorporation or its successor must pay each such officer certain amounts if after a change in control of FirstBancorporation, such officer either is terminated or voluntary terminates his employment after a demotion, loss of title, office or authority, reduction in compensation, or relocation, other than in the case of death, disability or retirement. The employment agreement between First National and James A. Shuford, III will replace Mr. Shuford's employment agreement with FirstBancorporation, and no change in control payment will be made to Mr. Shuford under his current employment agreement with FirstBancorporation. However, Mr. Shuford will be entitled to certain lump-sum payments under his employment agreement with First National. The aggregate amount of change in control payments that First National may be required to make under FirstBancorporation's employment agreements is $482,000.


     FIRSTBANCORPORATION STOCK OPTIONS

     At the effective time of the merger, outstanding options to purchase shares of FirstBancorporation common stock under certain of FirstBancorporation's stock option plans will be converted into a replacement option to acquire First National common stock. Moreover, all options granted by FirstBancorporation that currently are not exercisable will become fully exercisable as a result of the merger. The number of options that will become exercisable as a result of the merger is set forth below:

            NAME                            POSITION                 NUMBER OF OPTIONS
            ----                            --------                 -----------------
James A. Shuford, III.......  President and Chief Executive Officer       13,341
All other employees.........                                               8,135

     INSURANCE AND INDEMNIFICATION

     The merger agreement provides that, for a period of three years after the closing date, First National will maintain the directors' and officers' liability insurance policies currently maintained by FirstBancorporation, or acquire policies of at least the same coverage containing terms and conditions that are not materially less favorable. In addition, under the merger agreement, First National has agreed to indemnify, defend and hold harmless the directors, officers and employees of FirstBancorporation against certain liabilities in connection with their status as directors, officers or employees of FirstBancorporation.

ACCOUNTING TREATMENT


     The merger will be accounted for as a "pooling of interests" under generally accepted accounting principles. The unaudited pro forma financial information included in this joint proxy statement/prospectus reflects the merger using the "pooling of interests" method of accounting. See
"Summary -- Unaudited Comparative Per Share Data," "-- Selected Financial Data of First National and FirstBancorporation Combined" and "Unaudited Pro Forma Combined Condensed Financial Information."


REGULATORY MATTERS


     First National and FirstBancorporation cannot complete the merger until it is approved by the Board of Governors of the Federal Reserve System. In addition, under the merger agreement, FirstBancorporation has agreed to merge FirstBank of the Midlands, National Association with FirstBank, N.A. and to merge FirstBank, N.A. with First National Bank. In connection with such mergers, First National and FirstBancorporation must obtain the approval of the Office of the Comptroller of the Currency. In addition, First National and FirstBancorporation will be required to obtain approval of the merger by the South Carolina Commissioner of Banks. Under South Carolina law, the merger may not be approved by the Commissioner of Banks until FirstBank of the Midlands has merged with FirstBank, N.A.

     The merger generally may not be consummated until 30 days (which may be shortened to 15 days with the consent of the U.S. Department of Justice) following the date of the Federal Reserve Board approval, during which time the Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise. First National and FirstBancorporation believe that the merger does not raise substantial antitrust or other significant regulatory concerns.


     First National and FirstBancorporation have filed all applications and notices and have taken other appropriate action with respect to any requisite approvals or other action of any governmental authority. The merger agreement provides that the obligation of each of First National and FirstBancorporation to consummate the merger is conditioned upon the receipt of all requisite regulatory approvals. There can be no assurance that any governmental agency will approve or take any required action with respect to any of the contemplated mergers; and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to mutually consent to abandon the merger or that no action will be brought challenging such approvals or action, including a challenge by the Department of Justice or, if such a challenge is made, the result thereof.


     First National and FirstBancorporation are not aware of any governmental approvals or actions that may be required for consummation of the merger other than as described above. Should any other approval or action be required, First National and FirstBancorporation currently contemplate that such approval or action would be sought.


     THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT THE REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE DATES OF ANY SUCH APPROVALS. THERE CAN LIKEWISE BE NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE OR OTHER GOVERNMENTAL AUTHORITIES WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.


RESTRICTIONS ON RESALES BY AFFILIATES

     First National has registered the shares of First National stock issuable to shareholders of FirstBancorporation upon consummation of the merger under the Securities Act of 1933. Such securities may be traded freely without restriction by those FirstBancorporation shareholders who are not deemed to be "affiliates" of FirstBancorporation at the time of the FirstBancorporation meeting. An "affiliate" generally includes directors, certain executive officers and beneficial owners of 10% or more of any class of capital stock.

     Shares of First National stock received by affiliates of FirstBancorporation may be resold only as permitted by Rule 145 under the Securities Act of 1933, or as otherwise permitted under the Securities Act of 1933. Shares of First National stock received by persons who will become affiliates of First National may be sold by them only in transactions permitted under the provisions of Rule 144 under the Securities Act of 1933, or as otherwise permitted under the Securities Act of 1933.


     Guidelines of the Securities and Exchange Commission regarding "pooling of interests" transactions also limit the sale of shares by affiliates of either company in a business combination. Securities and Exchange Commission guidelines generally prohibit affiliates from disposing of any shares owned before the merger or acquired in the merger during the period beginning 30 days before the merger is consummated and ending when financial results covering at least 30 days of post-merger operations of the combined companies have been published.


     FirstBancorporation has agreed to cause each person who is an affiliate of FirstBancorporation to deliver to First National a written agreement intended to ensure compliance with the Securities Act of 1933 and to preserve the ability of the merger to be accounted for as a pooling of interests. First National and FirstBancorporation have also agreed to cause the merger to qualify as a pooling of interests under generally accepted accounting principles and to cause their affiliates to not transfer shares of First National stock in a manner that would affect the treatment of the merger as a pooling of interests under generally accepted accounting principles.


RIGHTS OF DISSENTING SHAREHOLDERS

     Under Chapter 13 of the South Carolina Business Corporation Act, shareholders of South Carolina corporations are permitted to dissent from, and obtain the value of, their shares in the event of certain corporate actions. Only holders of FirstBancorporation stock may exercise such dissenters' rights with respect to the merger. Under the South Carolina Business Corporation Act, holders of First National stock are not entitled to dissenters' rights.

     The following is a summary of the rights of shareholders of FirstBancorporation under Chapter 13 of the South Carolina Business Corporation Act. Any shareholder who intends to dissent from consummation of the plan or merger should carefully review the text and comply with the requirements of Chapter 13 of the South Carolina Business Corporation Act which is attached as Appendix E to this joint proxy statement/prospectus, as well as consult with an attorney. FAILURE TO COMPLY WITH THE PROCEDURES PRESCRIBED BY APPLICABLE LAW WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS. No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to shareholders and no notice of approval of the merger will be given to shareholders.

     The merger gives rise to shareholder dissenter's rights which may be summarized as follows:


          (i) A FirstBancorporation shareholder who intends to dissent from the consummation of the plan of merger must give FirstBancorporation before the vote is taken written notice of his intent to demand payment for his shares if the plan of merger is effected. Notice should be mailed to FirstBancorporation, 1121 Boundary Street, P.O. Box 2147, Beaufort, South Carolina 29902, Attention: Secretary. A vote against the merger will not be deemed to satisfy the notice requirement.


          (ii) A shareholder of FirstBancorporation who wants to dissent must not vote his shares in favor of the plan of merger but must instead either vote against or abstain from voting on the plan of merger.

          (iii) No later than ten days after the plan of merger is authorized at FirstBancorporation's annual meeting, we must send to dissenters a written dissenters' notice that (a) states where the payment demand must be sent and where and when certificates for certificated shares must be deposited,
     (b) informs holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received, (c) supplies a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the merger and that requires that the dissenter certify whether or not he acquired beneficial ownership of the shares before that date, (d) sets a date by which we must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date such notice is mailed, and sets a date by which certificates for certificated shares must be deposited, which may not be earlier than 20 days after the demand date, and (e) is accompanied with a copy of Chapter 13 of the South Carolina Business Corporation Act. Dissenters receiving such notice must then demand payment, certify whether they acquired beneficial ownership of the shares before the date set forth in the dissenters' notice, and deposit their certificates in accordance with the terms of the notice provided by us.

          (iv) As soon as the merger is consummated, or upon receipt of a payment demand, we must pay each dissenter the amount we estimate to be the fair value of the dissenter's dissenting shares, plus interest accrued to the date of payment. The payment must be accompanied by (a) FirstBancorporation's balance sheet as of December 31, 1998, (b) FirstBancorporation's income statement for the year ending December 31, 1998, (c) FirstBancorporation's statement of cash flows for the year ending December 31, 1998, (d) the latest available interim financial statements, if any, for FirstBancorporation, (e) an explanation of how we estimated the fair value of the dissenting shares, (f) an explanation of how the interest was calculated, (g) a statement of the dissenter's rights to demand payment and (h) a copy of Chapter 13 of the South Carolina Business Corporation Act. We may elect to withhold payment required as described above from a dissenter as to any shares of which he was not the beneficial owner on the date of the first announcement to news media or to shareholders of the terms of the plan of merger, unless the beneficial ownership of the shares was transferred to him by operation of law from a person who was the beneficial owner on the date of the first announcement. To the extent we elect to withhold payment under such provisions, after taking the proposed corporate action, we must estimate the fair value of the shares, plus accrued interest, and must pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. We must send with our offer a statement of our estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment.

          (v) A dissenter may notify us in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate or reject our offer and demand payment of the fair value of his shares and interest due, if the (a) dissenter believe that the amount paid or offered is less than the fair value of his shares or that the interest due is calculated incorrectly, (b) we fail to make or offer payment, as the case may be, within 60 days after the date set for demanding payment, or (c) having failed to take the proposed action, we do not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment. The notice must be given within 30 days after we made or offered payment, as the case may be. A dissenter who fails to notify us in writing of his demand for payment within the 30 day period will be deemed to have withdrawn his dissent and demand for payment.

          (vi) If demand for additional payment remains unsettled, we must commence a proceeding within 60 days after receiving the demand for additional payment and petition a court to determine the fair value of the shares and accrued interest. If we do not commence the proceeding within the 60-day period, we must pay each dissenter whose demand remains unsettled the amount demanded. We must commence the proceeding in the circuit court of the county where FirstBancorporation's principal office is located, and we must make all dissenters, whether or not residents of South Carolina, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition, and nonresidents may be served by registered or certified mail or publication.

MANAGEMENT AFTER THE MERGER

     DIRECTORS AFTER THE MERGER


     Immediately after the merger, the board of directors of First National will have 20 members, consisting of 18 current directors of First National and Colden
R. Battey, Jr. and Richard L. Gray, who currently are directors of FirstBancorporation, or their designees, if reasonably acceptable to First National.


     MANAGEMENT AFTER THE MERGER

     It is a condition to the obligations of First National under the merger agreement that James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation, enter into an employment agreement with First National as described below. The term of the employment agreement is three years. Under the agreement, Mr. Shuford will become the Executive Vice President and Division Executive of First National Bank and will be entitled, among other things, to:


     - a $75,000 signing bonus for entering into the employment agreement;


     - an annual base salary of $125,000 (increased to $130,000 30 days after the merger);

     - the right to participate in First National's incentive bonus plans;


     - an initial additional payment in the amount of $30,000 if Mr. Shuford remains employed after the end of the six-month grace period following the merger;



     - a final additional payment in the amount of $45,000 if Mr. Shuford terminates his employment with First National within one year after the expiration of the six-month grace period; and


     - the use of an automobile, payment of the cost for Mr. Shuford and his spouse to attend one convention per year and reimbursement for any country club and other civic dues and fees approved by First National's board of directors.


     The employment agreement provides that if Mr. Shuford is terminated without "cause," First National must pay Mr. Shuford his base salary for the remainder of the term and the initial additional payment and final additional payment, if not already paid by First National. In addition, if Mr. Shuford terminates his employment because First National assigns him to a position, responsibilities or duties materially less than those at the time of the employment agreement, or if he is required to relocate permanently from Beaufort County, South Carolina, First National must pay Mr. Shuford his base salary for the remainder of the term of the agreement and the initial additional payment and final additional payment, if not already paid by First National. Further, if First National terminates Mr. Shuford after a "change in control" of First National for any reason other than disability or for "cause," First National must:

     - pay Mr. Shuford an amount equal to his monthly base salary in effect at the time of termination over a period of 24 months following the date of termination;

     - continue to provide such hospitalization, health, medical and dental insurance benefits as were available to Mr. Shuford and his family immediately prior to the change in control for a period of two years following the date of termination or until Mr. Shuford accepts employment that offers comparable benefits; and

     - cause any non-vested stock options held by Mr. Shuford to vest and become exercisable.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     First National stock is listed on the American Stock Exchange under the trading symbol "FNC." As of June 7, 1999, there were 5,835,750 shares of First National stock outstanding held of record by approximately 1,988 persons. The following table sets forth the high and low closing market prices of First National stock as reported by the American Stock Exchange and the quarterly dividends for the periods indicated. Per share data have been adjusted to give effect to all stock dividends and stock splits effected during the periods shown.


                                                        PRICE PER SHARE   DIVIDENDS
                                                        ---------------   DECLARED
                                                         HIGH     LOW     PER SHARE
                                                        ------   ------   ---------
YEAR ENDED DECEMBER 31, 1999
  Second Quarter (through June 8, 1999)...............  $28.50   $26.00     $0.13
  First Quarter.......................................   29.00    25.00      0.13
YEAR ENDED DECEMBER 31, 1998
  Fourth Quarter......................................   28.80    22.50      0.13
  Third Quarter.......................................   25.65    21.49      0.13
  Second Quarter......................................   25.09    21.49      0.11
  First Quarter.......................................   23.40    21.38      0.11
YEAR ENDED DECEMBER 31, 1997
  Fourth Quarter......................................   24.08    19.80      0.11
  Third Quarter.......................................   24.35    22.50      0.10
  Second Quarter......................................   25.15    19.30      0.95
  First Quarter.......................................       *        *      0.95


-------------------------

* On January 28, 1997, First National common stock was listed for trading on the American Stock Exchange. Trading on the American Stock Exchange opened at $14.40 per share, and trading prices ranged from $14.40 to $19.47 per share from January 28, 1997 to March 31, 1997 (in each case, after giving retroactive effect to stock dividends and stock splits). First National believes that, after giving retroactive effect to stock dividends and stock splits, First National stock traded at prices ranging from $9.90 to $12.60 per share during the period from January 1, 1996 to January 27, 1997. However, management has knowledge of only a limited number of trades during such period and has no independent means of verifying the price at which any such trades occurred.

     FirstBancorporation common stock is not listed on any securities exchange or quoted on any automated quotation system, and there is no established public trading market for FirstBancorporation stock. The market for FirstBancorporation stock is highly illiquid. As of June 7, 1999, there were 963,325 shares of FirstBancorporation Stock outstanding held of record by approximately 804 persons. The following table sets forth the high and low sales prices of the FirstBancorporation stock, adjusted to reflect all stock dividends effected during such period, for trades known to management for the periods indicated.


                                                              PRICE PER SHARE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
YEAR ENDED DECEMBER 31, 1999
  Second Quarter (through June 8, 1999).....................  $25.00   $25.00
  First Quarter.............................................   25.00    18.00
YEAR ENDED DECEMBER 31, 1998
  Fourth Quarter............................................   18.00    18.00
  Third Quarter.............................................   18.00    18.00
  Second Quarter............................................   18.00    18.00
  First Quarter.............................................   15.00    14.00
YEAR ENDED DECEMBER 31, 1997
  Fourth Quarter............................................   14.00    14.00
  Third Quarter.............................................   14.00    14.00
  Second Quarter............................................   14.00    13.00
  First Quarter.............................................   11.82    11.82


     FirstBancorporation has never paid cash dividends.

                        INFORMATION ABOUT FIRST NATIONAL


     First National is a multi-bank holding company established as a South Carolina corporation in 1985 and is registered under the Bank Holding Company Act, with its principal assets being the stock of its subsidiaries. First National owns all the outstanding capital stock of First National Bank, a national bank headquartered in Orangeburg, South Carolina, Florence County National Bank, a national bank headquartered in Florence, South Carolina, and National Bank of York County, a national bank headquartered in Rock Hill, South Carolina. First National also owns 80% of NewSouth Financial Services Corporation, an upscale finance company which opened for business in 1998. Some of the major services that First National provides through its banking subsidiaries include checking, NOW accounts, savings and other time deposits of various types, alternative investment products such as annuities and mutual funds, loans for businesses, agriculture, real estate, personal use, home improvement and automobiles, credit cards, letters of credit, home equity lines of credit, safe deposit boxes, bank money orders, wire transfer services, trust services, discount brokerage services, and the use of automated teller machines. The principal executive offices of First National are located at 950 John C. Calhoun Drive, S.E., Orangeburg, South Carolina 29115, and its telephone number is (803) 534-2175.

                     INFORMATION ABOUT FIRSTBANCORPORATION


     FirstBancorporation is a multi-bank holding company registered under the Bank Holding Company Act. Its business consists primarily of directing the affairs of its two subsidiaries, FirstBank, N.A. and FirstBank of the Midlands, National Association, each of which is a national bank regulated by the Office of the Comptroller of the Currency. FirstBank, N.A. is the successor to The Savings Bank of Beaufort County, FSB, a federally-chartered stock savings bank that was formed as a de novo institution in 1986 and converted to a national bank in June 1995. First Bank of the Midlands, National Association, was chartered as a national bank on September 1, 1998. The principal executive offices of FirstBancorporation are located at 1121 Boundary Street, Beaufort, South Carolina 29902, and its telephone number is (843) 521-5600.



     FirstBancorporation's national banking subsidiaries operate as community banks devoted to serving the personal banking needs of residents of their primary market areas, as well as the commercial banking needs of small businesses owned and operated by those residents. Its business primarily consists of attracting deposits from the general public and using those funds to originate loans secured by real estate, including construction loans, located in its primary market area. FirstBank, N.A. conducts its business from its main office located in downtown Beaufort, South Carolina, a full service branch office located on Lady's Island in Beaufort, South Carolina, and a full service branch office located in Bluffton, South Carolina. FirstBank of the Midlands conducts its business from its main office at 1900 Assembly Street, Columbia, South Carolina. A copy of FirstBancorporation's 1998 annual report on Form 10-KSB is attached to the joint proxy statement/prospectus as Appendix G, and FirstBancorporation's unaudited financial statements for the quarter ended March 31, 1999 are attached as Appendix H.


      SUPERVISION AND REGULATION OF FIRST NATIONAL AND FIRSTBANCORPORATION

GENERAL

     As registered bank holding companies, First National and FirstBancorporation are subject to the supervision of, and to regular inspection by, the Board of Governors of the Federal Reserve System. The bank subsidiaries of both First National and FirstBancorporation are organized as national banking associations, which are subject to regulation, supervision and examination by the Comptroller of the Currency. These banks are also subject to regulation by the Federal Deposit Insurance Corporation and other U.S. federal regulatory agencies. In addition to banking laws, regulations and regulatory agencies, First National and FirstBancorporation and their subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which, directly or indirectly, affect the operations and management of First National and FirstBancorporation and their ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect First National and FirstBancorporation.

     The activities of First National and FirstBancorporation and those of companies that each controls or in which either holds more than five percent of the voting stock are limited to banking, managing or controlling banks, furnishing services to or performing services for their subsidiaries or any other activity that the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as First National and FirstBancorporation, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than five percent of any class of voting stock of any company.

     Bank holding companies are also required to obtain the prior approval of the Federal Reserve Board before acquiring more than five percent of any class of voting stock of any bank that is not already majority owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies became able to acquire banks in states other than their home states beginning September 29, 1995, without regard to the permissibility of such acquisitions under state law, but subject to any state requirement that the bank be organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and less than 30% of such deposits in that state (or such lesser or greater amount set by state law).

     The Riegle-Neal Interstate Banking and Branching Act also authorizes banks to merge across state lines, subject to certain restrictions, thereby creating interstate branches. Pursuant to the Riegle-Neal Interstate Banking and Branching Act, a bank is now able to open new branches in a state in which it does not already have banking operations if the state enacts a law permitting such de novo branching. Neither First National nor FirstBancorporation currently operate interstate banks.

     Proposals to change the laws and regulations governing the banking industry are frequently introduced in the U.S. Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such proposals or bills being enacted and the impact they might have on First National, FirstBancorporation and their subsidiaries cannot be determined at this time.

CAPITAL AND OPERATIONAL REQUIREMENTS

     The Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued substantially similar risk-based and leverage capital guidelines applicable to U.S. banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The Federal Reserve Board risk-based guidelines define a two-tier capital framework. "Tier 1 Capital" consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. "Tier 2 Capital" consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 capital and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying "total capital," at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 capital and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. First National's Tier 1 capital and total risk-based capital ratios under these guidelines at March 31, 1999 were 13.8% and 15.2%, respectively, and FirstBancorporation's were 18.6% and 19.7%, respectively.

     The "leverage ratio" is determined by dividing Tier 1 capital by adjusted average total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. First National's and FirstBancorporation's leverage ratios at March 31, 1999 were 9.0% and 11.6%, respectively.

     The Federal Deposit Insurance Corporation Improvement Act of 1991, among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective U.S. federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. The Federal Deposit Insurance Corporation Improvement Act of 1991 imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became undercapitalized or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness related generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by the Federal Deposit Insurance Corporation Improvement Act of 1991, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of a least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, each of the banking subsidiaries of First National and FirstBancorporation is considered "well capitalized."

     Banking agencies have also adopted regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. That evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance sheet position) in the determination of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.

DISTRIBUTIONS

     First National and FirstBancorporation both derive funds primarily from dividends received from their banking subsidiaries. Each of their banking subsidiaries is subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. The appropriate U.S. federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of the bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

     In addition to the foregoing, the ability of First National, FirstBancorporation and their respective banking subsidiaries to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvement Act of 1991, as described above. The right of First National, FirstBancorporation, their respective shareholders and their respective creditors to participate in any distribution of the assets or earnings of their respective subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

"SOURCE OF STRENGTH" POLICY

     According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, in the event of a loss suffered or anticipated by the Federal Deposit Insurance Corporation -- either as a result of default of a banking or thrift subsidiary of a bank holding company such as First National or FirstBancorporation or related to the Federal Deposit Insurance Corporation's assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of such bank holding company may be assessed for the Federal Deposit Insurance Corporation's loss, subject to certain exceptions.

          OTHER MATTERS TO BE CONSIDERED AT THE FIRST NATIONAL MEETING

ELECTION OF DIRECTORS

     The articles of incorporation of First National provide for a maximum of 20 directors, to be divided into three classes each serving three-year terms, with the classes as equal in number as possible. The board of directors of First National has set the number of directors at 20. William W. Coleman, Jr., Robert
R. Hill, Jr., Ralph W. Norman, C. Parker Dempsey, Anne H. Oswald, Samuel A. Rodgers and A. Dewell Waters, all of whom currently are directors of First National and whose terms expire at the annual meeting, have been nominated by the First National board of directors for reelection by the shareholders. If elected, all nominees except Mr. Dempsey will serve until the 2002 annual meeting, and Mr. Dempsey will serve until the 2000 annual meeting. However, if the merger between First National and FirstBancorporation is consummated, Mr. Dempsey and E. Everett Gasque, Jr. will resign from the board of directors of First National at the effective time of the merger to create vacancies for two persons designated by FirstBancorporation to be elected to the board of directors of First National. First National's bylaws provide that no shareholder may nominate a person for election as a director of First National unless the shareholder has notified the Secretary of First National in writing not less than 45 days prior to the meeting at which directors are to be elected. Such notice must set forth the name of the nominee, his or her address, the number of shares of First National stock owned by the nominee and the name and address of the shareholder making the nomination.

     The table below sets forth the name, age and business experience for the past five years for each of the directors of First National.


                                       YEAR ELECTED
NAME AND AGE                             DIRECTOR     BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS
------------                           ------------   -------------------------------------------
                          DIRECTOR NOMINEES FOR TERMS TO EXPIRE IN 2002

William W. Coleman, Jr.(49)..........      1999       President of Florence County National Bank
                                                      since April 1998; Organizer of Florence
                                                      County National Bank from September 1997 to
                                                      April 1998; Area Executive for National
                                                      Bank of South Carolina from 1992 to 1997.
Robert R. Hill, Jr.(32)..............      1996       Senior Executive Vice President and Chief
                                                      Operating Officer of First National Bank
                                                      since January 1999; President of the
                                                      National Bank of York County from July 1996
                                                      to January 1999; Organizer of the National
                                                      Bank of York County from October 1995 to
                                                      July 1996; Team Leader for the northern
                                                      region of South Carolina for NationsBank,
                                                      N.A. from March 1995 to October 1995; Vice
                                                      President of Commercial Lending of Rock
                                                      Hill National Bank from October 1990 to
                                                      March 1995.
Ralph W. Norman(45)..................      1996       President of Warren Norman Co., Inc., a
                                                      real estate brokerage firm; Chairman of the
                                                      Board of the National Bank of York County.
Anne H. Oswald(51)...................      1991       Partner, Oswald and White Realty, a real
                                                      estate brokerage agency.
Samuel A. Rodgers(67)................      1998       Vice Chairman of Carolina Eastern, Inc., a
                                                      distributor of agricultural products;
                                                      Chairman of the Board of Florence County
                                                      National Bank
A. Dewall Waters(54).................      1987       Partner, Main Waters Enterprises
                                                      Partnership, which owns and operates
                                                      McDonalds' restaurants.

                                       YEAR ELECTED
NAME AND AGE                             DIRECTOR     BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS
------------                           ------------   -------------------------------------------
                           DIRECTOR NOMINEE FOR TERM TO EXPIRE IN 2000

C. Parker Dempsey(70)(1).............      1983*      Secretary of Dempsey Wood Products, Inc., a
                                                      lumber manufacturer, since 1990; prior to
                                                      1990, Executive Vice President of Stone
                                                      Forest Industries, a company engaged in
                                                      forestry services.

                          CURRENT DIRECTORS WHOSE TERMS EXPIRE IN 2000

Walter L. Tobin(57)..................      1996       Superintendent of School District Five in
                                                      Orangeburg County.
Charles W. Clark(49).................      1993       President of Santee Shores, Inc., a company
                                                      engaged in the development and management
                                                      of real estate.
C. John Hipp, III(47)................      1994       President and Chief Executive Officer of
                                                      First National and First National Bank
                                                      since 1994; from 1991 to 1994, President of
                                                      Rock Hill National Bank and Rock Hill
                                                      National Bank Corporation; from 1990 to
                                                      1991, Executive Vice President of Rock Hill
                                                      National Bank.
Dwight W. Frierson(42)...............      1996       Vice President and General Manager of
                                                      Orangeburg Coca-Cola Bottling Company;
                                                      owner and operator of TCBY franchise in
                                                      Orangeburg, South Carolina; Partner in a
                                                      TCBY franchise in Lexington County, South
                                                      Carolina.
Edward V. Mirmow, Jr.(68)............      1983*      Retired attorney.
Larry D. Westbury(66)................      1986       Vice Chairman of the Board of First
                                                      National and First National Bank since
                                                      1998; from 1994 to 1998, Chairman of the
                                                      Board of First National and First National
                                                      Bank; Retired in 1994 as President and
                                                      Chief Executive Officer of First National
                                                      and First National Bank.

                          CURRENT DIRECTORS WHOSE TERMS EXPIRE IN 2001
E. Everett Gasque, Jr.(68)(1)........      1993       President of E. E. Gasque & Son, Inc., a
                                                      company that provides farming supplies and
                                                      products.
John L. Gramling, Jr.(67)............      1974*      Farmer.

                                       YEAR ELECTED
NAME AND AGE                             DIRECTOR     BUSINESS EXPERIENCE FOR THE PAST FIVE YEARS
------------                           ------------   -------------------------------------------
Robert R. Horger(48).................      1991       Chairman of the Board of First National and
                                                      First National Bank since 1998; from 1994
                                                      to 1998, Vice Chairman of the Board of
                                                      First National and First National Bank;
                                                      Attorney, Horger, Barnwell and Reid in
                                                      Orangeburg, South Carolina.
Harry M. Mims, Jr.(57)...............      1988       President of J. F. Cleckley & Company, a
                                                      company engaged in site development and
                                                      paving.
Cathy Cox Yeadon(49).................      1997       Human Resources Manager of Cox Wood
                                                      Preserving Co., Inc, a wood preserver.
James W. Roquemore(43)...............      1994       Executive Vice President of Patten Seed
                                                      Company, Inc. in Lakeland, Georgia, and
                                                      General Manager of Super Sod/Carolina, a
                                                      company that produces and markets turf,
                                                      grass, sod and seed. Owner and operator of
                                                      golf courses in Georgia.
Johnny E. Ward(57)...................      1991       President of W & W Truck & Tractor Company,
                                                      Inc., a company that provides logging and
                                                      farming equipment, sales and service.

-------------------------

 * Includes service as a director of First National Bank prior to the formation of First National in 1985.
(1) At the effective time of the merger of FirstBancorporation with First National, C. Parker Dempsey and E. Everett Gasque, Jr. will resign from the board of directors of First National to create vacancies for two persons affiliated with FirstBancorporation to be elected to the board of directors of FirstBancorporation. See "The Merger -- Management After the Merger."

COMPENSATION OF DIRECTORS

     During 1998, First National directors each received an annual retainer of $1,200, payable quarterly, plus a fee of $250 per month. In addition, members of the executive committee also received an annual retainer of $7,800, paid at the rate of $150 per week. Members of the audit committee were paid $100 per committee meeting attended. Directors who are also officers of First National or its subsidiaries do not receive any such fees.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     During 1998, the board of directors of First National held six regular meetings. Other than Walter L. Tobin, each director attended at least 75% of the aggregate of (a) the total number of meetings of the board of directors of First National held during the period for which he or she served as a director and (b) the total number of meetings held by all committees of the board of directors of First National on which he or she served.

     The board of directors of First National maintains audit, compensation, executive and policy committees. The functions, composition and frequency of meetings for these committees during 1998 were as follows:

     AUDIT COMMITTEE. The audit committee is composed of Johnny E. Ward, Chairman, E. Everett Gasque, Jr., Ralph W. Norman, and Dwight W. Frierson. The audit committee held 12 meetings in 1998. The audit committee recommends to the board of directors the appointment of independent auditors, reviews with the independent auditors the recommendations and results of the audit engagement, maintains direct reporting responsibility and regular communication with the internal audit staff of First National, First National Bank, Florence County National Bank and the National Bank of York County, reviews the scope and the results of the audits of First National's internal audit department and other matters pertaining to First National's accounting and financial reporting functions, approves the services to be performed by the independent auditors, considers the range of audit and non-audit fees, and reviews the adequacy of First National's, First National Bank's, Florence County National Bank's and the National Bank of York County's systems of internal accounting controls.

     EXECUTIVE COMMITTEE. The executive committee is composed of Robert R. Horger, Chairman, Dwight W. Frierson, Larry D. Westbury, James W. Roquemore, Edward V. Mirmow, Jr., Charles W. Clark, Harry M. Mims, Jr., and C. John Hipp,
III. The board of directors of First National may, by resolution adopted by a majority of its members, delegate to the executive committee the power, with certain exceptions, to exercise the authority of the board of directors in the management of the affairs of First National. The executive committee also acts as nominating committee for the purpose of recommending to the board of directors nominees for election to the board of directors. The executive committee will consider nominees recommended by record shareholders if the nomination is in writing and delivered to the Secretary of First National not less than 45 days prior to the meeting of shareholders at which directors are to be elected. The written nomination must state the name, address and number of shares owned by the nominee, and the name and address of the shareholder making the nomination. The executive committee met 49 times in 1998.

     COMPENSATION COMMITTEE. The compensation committee is composed of A. Dewall Waters, Chairman, C. Parker Dempsey, Harry M. Mims, Jr., Larry D. Westbury and C. John Hipp, III. The compensation committee met one time in 1998. The compensation committee evaluates the performance of the executive officers of First National and recommends to the board of directors, through the executive committee, matters concerning compensation, salaries, and other forms of executive compensation to officers of First National Bank, the National Bank of York County, Florence County National Bank and NewSouth Financial Services Corporation.

     POLICY COMMITTEE. The policy committee is composed of Larry D. Westbury, Chairman, Robert R. Horger, C. John Hipp, III, Dwight W. Frierson, III, Charles
W. Clark, Harry M. Mims, Jr., James W. Roquemore, and Edward V. Mirmow, Jr. The primary purpose of the policy committee is to recommend new policies and review present policies of First National. The policy committee met one time in 1998.

PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of June 7, 1999, the number and percentage of outstanding shares beneficially owned by (i) each director and nominee for director of First National, (ii) each person named in the First National Summary Compensation Table set forth below, and (iii) all executive officers and directors of First National as a group. First National knows of no person who owns more than five percent of the outstanding shares of First National stock.

                                                        SHARES            OWNERSHIP
                      NAME                        BENEFICIALLY OWNED      PERCENTAGE
                      ----                        ------------------      ----------
Charles W. Clark................................        68,611                1.2%
William W. Coleman, Jr..........................        12,452(1)(2)         *
C. Parker Dempsey...............................         8,582               *
Dwight W. Frierson..............................         5,217(3)            *
E. Everett Gasque, Jr...........................        47,941(4)            *
John L. Gramling, Jr............................         6,573(5)            *
Robert R. Hill, Jr..............................        17,716(2)(6)         *
C. John Hipp, III...............................        56,015(2)(7)(8)      *
Robert R. Horger................................        31,601(9)            *
James C. Hunter, Jr.............................        28,922(2)(8)(10)     *
Harry M. Mims, Jr...............................        29,316               *
Edward V. Mirmow, Jr............................        94,707(11)            1.6%
Dane H. Murray..................................        45,435(2)(8)(12)     *
Ralph W. Norman.................................         5,785(13)           *
Anne H. Oswald..................................           727               *
Samuel A. Rodgers...............................        11,036               *
James W. Roquemore..............................        15,601(14)           *
Phil M. Smith...................................        29,955(2)(8)(15)     *
Walter L. Tobin.................................           462(16)           *
Johnny E. Ward..................................        55,723(17)           *
A. Dewall Waters................................        24,078(18)           *
Larry D. Westbury...............................        22,694               *
Cathy Cox Yeadon................................         7,500(19)           *
All directors and executive officers as a group
  (25 persons)..................................       653,597(20)           11.2%

-------------------------
  * Indicates less than one percent of the outstanding shares First National common stock.

 (1) Includes 110 shares owned jointly with Mr. Coleman's spouse and 2,541 shares held in an individual retirement account.

 (2) Mr. Coleman, Mr. Hill, Mr. Hipp, Mr. Hunter, Mr. Murray and Mr. Smith are partners in a partnership that owns shares of First National stock. The partnership agreement requires unanimous consent to vote or dispose of any shares of First National stock held by the partnership. The table above reflects each partner's interest in such partnership as follows: Mr. Coleman -- 6,686 shares; Mr. Hill -- 6,686 shares; Mr. Hipp -- 6,690 shares; Mr. Hunter -- 3,343 shares; Mr. Murray -- 3,343 shares; and Mr. Smith -- 3,343 shares.

 (3) Includes 3,306 shares jointly owned with Mr. Frierson's spouse and 1,911 shares held as custodian for Mr. Frierson's children.

 (4) Includes 2,736 shares owned by Mr. Gasque's spouse.

 (5) Includes 748 shares owned by Mr. Gramling's spouse.

 (6) Includes 1,005 shares held in an individual retirement account and 5,775 shares subject to currently exercisable options.

 (7) Includes 4,506 shares in an individual retirement account; 382 shares owned by Mr. Hipp's spouse in an individual retirement account; 9,240 shares subject to currently exercisable options; and 13,158 shares of restricted stock which Mr. Hipp presently has the right to vote.

 (8) Mr. Hipp, Mr. Hunter, Mr. Murray and Mr. Smith are partners in a partnership that owns shares of First National stock. The partnership agreement requires unanimous consent to vote or dispose of any shares of First National stock held by the partnership. The table reflects each partner's interest in such partnership as follows: Mr. Hipp -- 5,788 shares; Mr. Hunter -- 5,788 shares; Mr. Murray -- 5,788 shares; and Mr. Smith -- 5,788 shares.

 (9) Includes 7,741 shares held in an individual retirement account; 693 shares held as custodian for Mr. Horger's daughter; and 3,300 shares owned by Mr. Horger's spouse.

(10) Includes 1,846 shares owned jointly with Mr. Hunter's spouse; 401 shares owned by Mr. Hunter's spouse; and 4,330 shares held in an individual retirement account.

(11) Includes 2,310 shares owned by Mr. Mirmow's spouse.

(12) Includes 5,794 shares held in an individual retirement account; 1,910 shares owned by Mr. Murray's spouse in an individual retirement account; 670 shares held by Mr. Murray's spouse as custodian for a child; and 5,775 shares subject to currently exercisable options.

(13) Includes 1,509 shares held by Mr. Norman's spouse as custodian for their children.

(14) Includes 1,152 shares in an individual retirement account; 2,891 shares owned by Mr. Roquemore's spouse in an individual retirement account; and 5,027 shares held by Mr. Roquemore as custodian for his children.

(15) Includes 14,241 shares owned jointly with Mr. Smith's spouse; 808 shares in First National's 401(k) plan; and 5,775 shares subject to currently exercisable options.

(16) Such shares are jointly owned with Mr. Tobin's spouse.

(17) Includes 19,623 shares held in an individual retirement account; 231 shares held by Mr. Ward as custodian for his grandchild; 4,800 shares held by a partnership in which Mr. Ward is a partner; 2,956 shares owned by Mr. Ward's spouse; and 4,829 shares held in a retirement plan.

(18) Includes 11,391 shares held in an individual retirement account.

(19) Includes 2,015 shares owned by Mrs. Yeadon's spouse.

(20) Includes 54,400 shares subject to currently exercisable options.

EXECUTIVE COMPENSATION

     The following table summarizes for the years indicated the current and long-term compensation for the Chief Executive Officer of First National and the four most highly compensated executive officers other than the Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                LONG TERM
                                                           COMPENSATION AWARDS
                                                        -------------------------
                                        ANNUAL                         NUMBER OF
                                    COMPENSATION(1)      LONG TERM     SECURITIES
    EXECUTIVE OFFICER             -------------------    RESTRICTED    UNDERLYING      ALL OTHER
 AND PRINCIPAL POSITION    YEAR    SALARY    BONUS(2)   STOCK AWARDS   OPTIONS(3)   COMPENSATION(4)
 ----------------------    ----   --------   --------   ------------   ----------   ---------------
C. John Hipp, III........  1998   $204,721   $68,875           --            --         $5,556
  President and Chief      1997    174,231    49,157           --            --          4,523
  Executive Officer        1996    157,772    30,704      135,000(5)     18,480          4,172
James C. Hunter, Jr......  1998    105,250    42,031           --            --          3,215
  Executive Vice           1997     93,534    24,229           --            --          2,578
  President                1996     92,043    15,960           --        11,550          2,467
Robert R. Hill, Jr.......  1998    105,077     6,000           --            --          3,245
  Senior Executive         1997     93,534     4,500           --            --          2,781
  Vice President           1996     92,043        --           --        11,550            850
Dane H. Murray...........  1998     95,631    31,164           --            --          2,951
  Executive Vice           1997     81,236    25,459           --            --          2,292
  President                1996     72,312    22,558           --        11,550          2,063
Phil M. Smith............  1998     93,000    31,040           --            --          2,947
  Executive Vice           1997     82,543    24,207           --            --          2,283
  President                1996     70,897    21,458           --        11,550          2,040

-------------------------
(1) Perquisites and personal benefits did not exceed the lesser of $50,000 or 10% of total salary plus bonus.

(2) Figures shown represent actual cash bonuses paid during the year indicated. First National Bank maintains an incentive compensation plan. Amounts payable under the incentive compensation plan are based on First National's performance in terms of its return on equity for any calendar year. The First National Bank compensation committee sets performance goals for First National at the beginning of any calendar year. The board of directors of First National, however, has the discretion to change during any year the performance goals, payment amounts and other requirements of the incentive compensation plan. The incentive compensation plan creates an "incentive pool" determined by multiplying a certain percentage of First National Bank income over a stated percentage return on equity for the calendar year in question. Amounts paid into the incentive pool are distributed to participating employees based on the individual employee's merit and salary level.

(3) Figures shown represent the number of shares of First National stock subject to options awarded to the named officers during the years indicated.

(4) Includes contributions by First National Bank through matching or discretionary contributions to its employee savings plan allocated to the named officers' accounts, and term life insurance premiums paid by First National Bank for the benefit of the named executive officers as follows:

                                                          EMPLOYEE     LIFE INSURANCE
                                                        SAVINGS PLAN      PREMIUMS
                                                        ------------   --------------
C. John Hipp, III...............................  1998     $3,200          $2,356
                                                  1997      3,200           1,323
                                                  1996      3,000           1,172
James C. Hunter, Jr.............................  1998      2,031           1,184
                                                  1997      1,870             708
                                                  1996      1,789             678
Robert R. Hill, Jr..............................  1998      2,150           1,095
                                                  1997      1,806             975
                                                  1996         --             850
Dane H. Murray..................................  1998      1,868           1,083
                                                  1997      1,647             645
                                                  1996      1,497             566
Phil M. Smith...................................  1998      1,877           1,070
                                                  1997      1,650             632
                                                  1996      1,479             561

          The employee savings plan is a "tax qualified" plan under Section 401(a) of the Internal Revenue Code and covers all First National Bank employees.

(5) Represents the value as of the date of grant of 11,977 shares of restricted stock granted to Mr. Hipp in 1996. The value of restricted stock holdings at December 31, 1998 was $335,356.

     EMPLOYMENT AGREEMENT

     In March 1994, C. John Hipp, III, entered into an employment agreement with First National providing for his employment as President and Chief Executive Officer of First National Bank. The term of the agreement began May 1, 1994, and ended April 30, 1997, with provision for Mr. Hipp's continued employment at will after April 30, 1997. The agreement provides for compensation for Mr. Hipp at the 1994 level or a greater rate set by the board of directors of First National or by a committee appointed by the board of directors, plus fringe benefits and reimbursement of expenses. Under the terms of the agreement, Mr. Hipp has also been granted options to purchase up to a total of 13,975 shares of First National stock (after giving effect to all stock dividends and splits since the date of original grant) under the terms and conditions of First National's 1992 stock option plan. If Mr. Hipp's employment is terminated for any reason by either Mr. Hipp or by First National after April 30, 1997 and prior to April 30, 2004, following a sale or merger, Mr. Hipp will be entitled to continued compensation at the rate then in effect for a period of three years or until April 30, 2004, whichever period is shorter. If Mr. Hipp is terminated after April 30, 1997 and prior to April 30, 2004 without cause or because of death or disability, Mr. Hipp (or his estate) will be entitled to be paid his then current salary for a period of one year from the date of such termination. Upon termination without cause, after a sale or merger, or after disability, Mr. Hipp is under an affirmative obligation for one year following termination to actively seek and accept comparable alternative employment, and any compensation received by him or earnable by him with reasonable diligence following such termination will be deducted from amounts owed to him by First National under the employment agreement.

     RESTRICTED STOCK PLAN

     On January 25, 1996, the board of directors of First National approved the issuance of restricted stock to C. John Hipp, III, President and Chief Executive Officer of First National. On March 7, 1996, the board of directors fixed the number of restricted shares issuable at 11,977 (after giving effect to all stock dividends and splits since the date of original grant). The grant is conditioned upon continued employment of Mr. Hipp as Chief Executive Officer of First National at each vesting date as follows: a) 25% of the shares vest free of restrictions in 1999; b) an additional 25% of the shares vest free of restrictions in 2001; and c) the remaining 50% of the shares vest free of restrictions in 2003. Termination of Mr. Hipp's employment as Chief Executive Officer for any reason (except death or change in control of First National) prior to a vesting date would terminate any interest in non-vested shares. Prior to vesting of the shares, as long as Mr. Hipp remains Chief Executive Officer of First National, he will have the right to vote such shares and to receive dividends paid with respect to such shares. All restricted shares will fully vest in the event of a change in control of First National or upon death of Mr. Hipp while serving as Chief Executive Officer.

     STOCK OPTIONS

     The following table shows the total number of options held at December 31, 1998. None of the executive officers listed below exercised any options during 1998.

                  AGGREGATED OPTION EXERCISES DURING 1998 AND
                          YEAR END 1998 OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                        UNDERLYING             VALUE OF UNEXERCISED IN-
                         SHARES                   UNEXERCISED OPTIONS(1)         THE-MONEY OPTIONS(2)
                       ACQUIRED ON    VALUE     ---------------------------   ---------------------------
EXECUTIVE OFFICER       EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------      -----------   --------   -----------   -------------   -----------   -------------
C. John Hipp, III....        --           --      23,215          9,240        $407,005       $150,704
James C. Hunter,
  Jr.................        --           --       5,775          5,775          94,190         94,190
Robert R. Hill,
  Jr.................        --           --       5,775          5,775          94,190         94,190
Dane H. Murray.......        --           --       5,775          5,775          94,190         94,190
Phil M. Smith........        --           --       5,775          5,775          94,190         94,190

-------------------------
(1) Figures shown represent the total number of shares subject to unexercised options held by the indicated executive officers at year end 1998. The number of shares subject to options which were exercisable and unexercisable at year end 1998 is also shown. The number of options granted has been adjusted to reflect all stock splits and dividends.

(2) Dollar amounts shown represent the value of stock options held by the indicated executive officers at December 31, 1998. Only those shares subject to options which are "in-the-money" are reported. Shares subject to an option are considered to be "in-the-money" if the fair market value at December 31, 1998 of such shares of First

    National stock exceeds the exercise or base price of such shares. At December 31, 1998, First National's stock price exceeded the exercise price of all shares subject to option, thus all stock options were considered "in-the-money." For those options "in-the-money" value is computed based on the difference between the fair market value of the First National stock at December 31, 1998 and the exercise or base price of the shares subject to underlying option. The value of shares subject to options exercisable and unexercisable at December 31, 1998 is also shown.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee for the year ended December 31, 1998 was composed of A. Dewall Waters, Chairman, C. Parker Dempsey, Harry M. Mims, Jr., Larry D. Westbury and C. John Hipp, III. Mr. Hipp is currently President and Chief Executive Officer of First National and First National Bank, and Mr. Westbury is currently Vice Chairman of the Board of First National and is the former Chairman, President and Chief Executive Officer of First National and First National Bank. Although Mr. Hipp specifically excluded himself from any compensation committee discussions concerning his own compensation, he did participate in discussions concerning the compensation of other executive officers.

     REPORT ON EXECUTIVE OFFICER COMPENSATION


     First National's compensation committee is required to provide shareholders of First National with a report discussing the basis for the compensation committee's action in establishing compensation for First National's executive officers. The report is also required to discuss the relationship, if any, between First National's performance and executive officer compensation. Finally, the report must specifically discuss the factors and criteria upon which the compensation paid to First National's Chief Executive Officer was based.


     The fundamental philosophy of First National's compensation program is to offer competitive compensation opportunities for executive officers that are based both on the individual's contribution and on First National's performance. The compensation paid is designed to retain and reward executive officers who are capable of leading First National in achieving its business objectives in an industry characterized by complexity, competitive-ness and change. The compensation of First National's executive officers is reviewed and approved annually by the First National Bank compensation committee, which acts as First National's compensation committee. Annual compensation for First National's Chief Executive Officer (and other executive officers) consists of three elements.

     - A base salary that is determined by individual contribution and performance, and which is designed to provide a base level of compensation comparable to that provided key executives of other financial institutions of similar size and performance.

     - A short-term cash incentive program that is directly linked to individual performance and indirectly linked to First National's performance.

     - A long-term incentive program that provides stock options to executive officers. Stock option grants provide an incentive that focuses the executive's attention on managing First National from the perspective of a shareholder with an equity stake in the business. The economic value of any stock option granted is directly tied to the future performance of First National's stock and will provide value to the recipient only when the price of First National's stock increases over the option grant price.

     For First National's key executives, base salary is targeted to approximate average salaries for individuals in similar positions with similar levels of responsibilities who are employed by other banking organizations of similar size and financial performance. During 1998, First National increased the Chief Executive Officer's base salary by 17.5%. The compensation committee determined that the 17.5% increase in the Chief Executive Officer's base salary was appropriate in light of two primary factors. The first factor was a desire of First National to provide the Chief Executive Officer with a base salary comparable to that paid on average by other banking organizations of similar size and financial performance. First National periodically participates in local, state and other salary/compensation surveys and has access to other published salary/compensation data. The compensation committee annually reviews national, regional, statewide and local peer group salary data (to the extent available) to assist it in setting appropriate levels of the Chief Executive Officer's and other executive officers' base salaries. A second factor considered by the Compensation Committee in setting and adjusting base salary was First National's 1997 performance accomplishment of a 12.7% return on equity. This performance indicator is updated annually, where needed, to help determine the increase in First National's key executives' base salary and is also used to help determine the annual cash incentive, as described below.

     First National has also established a short-term cash incentive plan for First National Bank. First National's other subsidiaries (Florence County National Bank, NewSouth Financial Services Corporation and National Bank of York County) did not participate in the incentive program for 1998, but National Bank of York County will begin participating in 1999. Under the plan, all salaried employees of the sponsoring subsidiary are eligible to participate. For purposes of determining the cash incentive payable under the plan, performance is measured based on return on equity. At the beginning of each year, the compensation committee sets a performance goal expressed as a target return on equity percentage. The board of directors, at its discretion, retains the flexibility to change performance goals, bonus amounts and requirements of the plan during the year. An "incentive pool" is determined by multiplying a certain percentage of net income above the target return on equity for the calendar year in question. Amounts paid into the incentive pool are distributed to salaried employees based on their salary level and performance, which is measured by their annual evaluation rating. For First National's key executives, the annual cash incentive during the years 1996, 1997 and 1998 ranged from 19.5% to 33.6% of base salary. This means that up to approximately 33.6% of annual compensation was variable, fluctuates significantly from year to year, and was directly and indirectly tied to business and individual performance.

     For First National's key executives, the long-term stock option plan awards during the years 1996, 1997 and 1998 were designed to provide economic value to executives directly linked to increases in shareholder value. The number of options granted were determined in the sole discretion of the board of directors. The economic value of these awards will fluctuate from year to year, based on changes in First National's stock price. However, the average economic value accruing each year to First National executives during the years 1996, 1997 and 1998 has ranged from approximately 0% to 46% of base salary.

     This report is provided as a summary of current practice with regard to annual compensation review and authorization of executive officer compensation and with respect to specific action taken for the Chief Executive Officer. The $1,000,000 tax deduction limitation for executive compensation, added by the Omnibus Budget Reconciliation Act of 1993, is not relevant to this year's report and does not affect either First National or its subsidiaries' compensation policy. Should such limitations become relevant, steps will be taken to amend First National's and its subsidiaries' compensation policy to assure compliance.

                             Compensation Committee

A. Dewall Waters, Chairman  Harry M. Mims, Jr.  C. John Hipp, III
C. Parker Dempsey           Larry D. Westbury

     DEFINED BENEFIT PENSION PLAN

     First National Bank maintains a noncontributory, defined benefit pension plan covering its employees, including executive officers. The pension plan is a "tax qualified" plan under Section 401(a) of the Internal Revenue Code and must also comply with provisions of the Employee Retirement Income Security Act of 1974.

     The pension table below shows estimated annual benefits payable upon retirement to persons in the specified remuneration and years of service categories as if retirement had occurred on December 31, 1998. The benefits shown are computed on a single life only annuity basis.

       ESTIMATED ANNUAL BENEFITS UNDER FIRST NATIONAL BANK'S PENSION PLAN

                                                        YEARS OF SERVICE
FINAL AVERAGE                                 -------------------------------------
COMPENSATION(1)                                 10        20        30        40
---------------                               -------   -------   -------   -------
$ 30,000....................................  $ 2,700   $ 5,400   $ 8,100   $ 9,450
  40,000....................................    4,172     8,344    12,516    14,602
  50,000....................................    5,722    11,444    17,166    20,027
  60,000....................................    7,272    14,544    21,816    25,452
  70,000....................................    8,822    17,644    26,446    30,877
  80,000....................................   10,372    20,744    31,116    36,302
  90,000....................................   11,922    23,844    35,766    41,727
 100,000....................................   13,472    26,944    40,416    47,152
 110,000....................................   15,022    30,044    45,066    52,577
 120,000....................................   16,572    33,144    49,716    58,002

-------------------------
(1) "Final Average Compensation" represents the average amount of a participant's compensation earned over the 60 months prior to his or her retirement date or early termination of employment.

     Upon a participant's retirement at his normal retirement date (age 65), a monthly retirement benefit will be paid in accordance with pension plan provisions. The amount of such monthly retirement benefit will equal 1/12 of the sum of (i) and (ii) as follows: (i) .90% of the pension plan participant's final average compensation multiplied by his years of credited service up to a maximum of 35 years; and (ii) .65% of the pension plan participant's final average compensation in excess of his covered compensation multiplied by his years of credited service up to a maximum of 35 years. For purposes of the above formula, a participant's final average compensation consists of the average amount of a participant's compensation earned over the last 60 months prior to early or normal retirement. In addition, a participant is credited with one year of credited service under the pension plan for each year in which 1,000 or more hours are worked. Benefits under the pension plan are not subject to deduction for social security or other offset amounts. For purposes of computing a participant's final average compensation, the pension plan uses the following definition of participant compensation: W-2 earnings, including bonuses, overtime and commissions, but excluding employer contributions to employee benefit plans, as limited by Section 401(a)(17) of the Internal Revenue Code.

     For purposes of executive officer participation in the pension plan, the executive officer compensation used for purposes of computing executive officer benefits under the pension plan is the same as that shown in the Summary Compensation Table. As of December 31, 1998, the named executive officers had accumulated the following years of credited service toward retirement: C. John Hipp, III, 5 years of credited service; James C. Hunter, Jr., 34 years credited service; Robert R. Hill, Jr., 3 years credited service; Dane H. Murray, 28 years of credited service; and Phil M. Smith, 25 years of credited service.

SHAREHOLDER PERFORMANCE GRAPH

     First National is required to provide its shareholders with a line graph comparing First National's cumulative total shareholder return with a performance indicator of the overall stock market and either a published industry index or a First National-determined peer comparison. Shareholder return (measured through increases in stock price and payment of dividends) is often a benchmark used in assessing corporate performance and the reasonableness of compensation paid to executive officers.

     Shareholders should recognize that corporations often use a number of other performance benchmarks (in addition to shareholder return) to set various levels of executive officer compensation. First National's 1998 Annual Report to Shareholders contains a variety of relevant performance indicators concerning First National. Thus, shareholders may wish to consider other relevant performance indicators in assessing shareholder return and the reasonableness of executive compensation, such as growth in earnings per share, book value per share and cash dividends per share, along with return on equity and return on assets percentages. As described in the Report on Executive Officer Compensation, First National's compensation committee utilizes return on equity in helping to determine short-term cash incentive program awards.

     The performance graph below compares First National's cumulative total return over the most recent five-year period with both the Nasdaq Composite Index (reflecting overall stock market performance) and the Nasdaq Bank Index (reflecting changes in banking industry stocks). Returns are shown on a total return basis, assuming the reinvestment of dividends and a beginning stock index price of $100 per share. The value of First National's stock as shown in the graph is based on information known to First National regarding transactions in First National stock. Because there was no active trading market in First National's stock prior to listing on the American Stock Exchange in January 1997, the information prior to that time is based on a limited number of transactions.

                               PERFORMANCE GRAPH

                                       First             Nasdaq
       Measurement Period             National         Composite           Nasdaq
     (Fiscal Year Covered)          Corporation          Index           Bank Index
1993                                        100.00            100.00            100.00
1994                                        132.19             96.80            101.10
1995                                        165.33            135.42            146.39
1996                                        192.19            166.16            184.75
1997                                        329.13            202.06            302.25
1998                                        438.00            282.07            266.58

1999 STOCK OPTION PLAN

     At First National's 1999 annual meeting, shareholders will vote on a proposal to approve the First National Corporation 1999 Stock Option Plan. The purpose of the plan is to attract and retain persons eligible to participate in the plan, to motivate participants to achieve long-term goals, to provide incentive compensation opportunities that are competitive with those of other companies and to further identify participants' interests with those of First National's other shareholders. Under the plan, First National may grant options to employees and non-employee directors of First National or any of its subsidiaries. The plan permits the grant of both incentive stock options, which are options that meet the requirements of Section 422(d) of the Internal Revenue Code, and nonqualified stock options, which do not meet such requirements. The plan authorizes the issuance of 400,000 shares of First National's common stock, of which no more than 310,000 shares may be issued under incentive stock options and no more than 90,000 shares may be issued under options granted to non-employee directors. A copy of the plan is attached to this joint proxy statement/prospectus as Appendix F.

     The compensation committee of First National's board of directors will administer the plan and will have the authority, among other things, to determine the employees to receive options, the number of shares to be subject to such options and the terms of such options. The compensation committee may allocate any of its responsibilities and powers to one or more of its members. No member of the compensation committee will be liable for any action taken or decision made in good faith relating to the plan or any award granted under the plan.

     The plan provides that in determining which employees will be granted an option, the compensation committee will consider the duties of such employees, their present and potential contributions to First National's success and any other factors that the committee deems to be relevant. Under the plan, no employee may be granted in any year options to acquire more than 20,000 shares. Also, the exercise price with respect to any option granted to an employee must be at least 100% of the fair market value of the shares covered by the option at the time of grant, and the option term may not exceed ten years. Options granted to employees may be incentive stock options or nonqualified stock options.

     Options granted under the plan to non-employee directors of First National will be limited to those directors who, on the date of grant, are not employees of First National or any of its subsidiaries. Options granted to non-employee directors will be nonqualified stock options. The plan provides for the automatic grant of options on December 30th of each odd-numbered calendar year beginning in 1999 and ending in 2005, as follows:

     - Non-employee directors of First National will each receive an option to acquire 500 shares of First National common stock. In addition, non-employee directors of First National who serve on the following committees will receive an option to acquire the following number of shares of First National common stock:

Executive Committee.........................................  250 shares
Audit Committee.............................................  100 shares
Compensation Committee......................................  100 shares

     - Non-employee directors of the following subsidiaries of First National who are not also directors of First National will receive an option to acquire the following number of shares of First National common stock:


First National Bank.........................................  500 shares
National Bank of York County................................  300 shares
Florence County National Bank...............................  300 shares
NewSouth Financial Services Corporation.....................  200 shares


     All such options will be exercisable at a price equal to the closing sales price of First National stock on the date of grant and will be exercisable immediately until the tenth anniversary of the date of grant, when they will terminate. First National's compensation committee has the authority to change the terms and number of options to be granted to non-employee directors.

     Under the plan, only a participant may exercise an option granted to him. If a participant dies, his option may be exercised, to the extent that it could have been exercised on the date of death, by the estate or a person who acquired the option by bequest or inheritance. The option price must be paid in cash or, if permitted by the committee, shares of First National common stock. No option may be transferred by a participant except by will or the laws of descent and distribution.

     Under the plan, the number of shares of First National common stock covered by each outstanding option will be adjusted as the compensation committee determines to be appropriate to reflect any stock dividend, stock split, share combination or share exchange, merger, consolidation, separation, reorganization, liquidation or similar transaction including First National. The plan may be amended by the board of directors of First National, although no such amendment may materially and adversely affect the rights or obligations of a participant without his consent. The plan will become effective upon its approval by First National's shareholders, and no option may be granted under the plan after May 31, 2009.

     Generally, no participant who receives an incentive stock option will recognize taxable income until shares of First National common stock covered by the option are sold. At such time, the participant will generally recognize taxable income. If the shares are sold more than two years from the date of grant and one year from the date of exercise, the participant will recognize capital gains measured by the difference between the fair market value of the shares at the time of sale and the option price. If shares are sold before the expiration of the required holding periods, the participant will recognize ordinary income generally equal to the excess of the fair market value of the shares on the date of exercise over the option price, and additional gain or loss on such sale will be long-term or short-term capital gain or loss, depending on the holding period. For nonqualified stock options, a participant will not recognize any taxable income at the time of grant but will, upon exercise, recognize ordinary income equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. Upon resale of such shares, any difference between the sales price and the exercise price, to the extent not recognized as ordinary income, will be treated as capital gain or loss. First National generally will not be entitled to a tax deduction for incentive stock options but will be entitled to a deduction for non-qualified stock options in an amount equal to the ordinary income recognized by a participant upon exercise of such option.

     First National is not able at this time to determine the number or terms of options that may be awarded to employees of First National or its subsidiaries in 1999 or thereafter under the plan. The estimated number of options to be granted to non-employee directors of First National in 2000, assuming that all non-employee directors of First National in office immediately after the 1999 annual meeting continue to serve until December 30, 1999, is as follows:

                               NEW PLAN BENEFITS

                                                                NUMBER
NAME                                                          OF OPTIONS
----                                                          ----------
Charles W. Clark............................................       750
C. Parker Dempsey(1)........................................       600
Dwight W. Frierson..........................................       850
E. Everett Gasque, Jr.(1)...................................       600
John L. Gramling, Jr. ......................................       500
Harry M. Mims, Jr. .........................................       850
Edward V. Mirmow, Jr. ......................................       750
Ralph W. Norman.............................................       600
Anne H. Oswald..............................................       500
Samuel A. Rodgers...........................................       500
James W. Roquemore..........................................       750
Walter L. Tobin.............................................       500
Johnny E. Ward..............................................       600

                                                                NUMBER
NAME                                                          OF OPTIONS
----                                                          ----------
A. Dewell Waters............................................       600
Larry D. Westbury...........................................       850
Cathy Cox Yeadon............................................       500
All non-employee directors as a group (16 persons)..........    10,300

-------------------------
(1) Messrs. Dempsey and Gasque will retire from the board of directors of First National upon the merger of FirstBancorporation with First National. It is anticipated that the vacancies created by their resignation will be filled by Richard L. Gray and Colden R. Battey, Jr., who currently serve on the board of directors of FirstBancorporation. In such event, Messrs. Gray and Battey would be eligible to participate in First National's 1999 stock option plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     First National Bank, Florence County National Bank and National Bank of York County have loan and deposit relationships with some of the directors of First National and its subsidiaries and with companies with which the directors are associated as well as with members of the immediate families of the directors. (The term "members of the immediate families" for purposes of this paragraph includes each person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.) Such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not, at the time they were made involve more than the normal risk of collectibility or present other unfavorable features.

     Robert R. Horger, Chairman of the Board of First National, is a partner in the law firm of Horger, Barnwell & Reid, which First National Bank has retained as general counsel during the past five years. First National Bank proposes to retain the firm during the current fiscal year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     As required by Section 16(a) of the Exchange Act of 1934, directors, executive officers and certain other individuals are required to report periodically their ownership of First National stock and any changes in ownership to the Securities and Exchange Commission. Based on a review of Forms 3, 4 and 5 and written representations made to First National, it appears that all such reports for these persons were filed in a timely fashion in 1998.

INDEPENDENT ACCOUNTANTS


     The board of directors of First National, upon the recommendation of the audit committee, has appointed J. W. Hunt and Company, LLP, independent certified public accountants, as independent accountants for First National for the current fiscal year ending December 31, 1999, subject to ratification by First National's shareholders. J. W. Hunt and Company, LLP has advised First National that neither the firm nor any of its partners has any direct or material interest in First National except as auditors and independent certified public accountants of First National.

       OTHER MATTERS TO BE CONSIDERED AT THE FIRSTBANCORPORATION MEETING


ELECTION OF DIRECTORS

     The number of directors of FirstBancorporation consists of not less than five or more than 20. The board of directors has fixed the number of directors at 11 effective at the 1999 annual meeting of shareholders. The board of directors is divided into three classes with staggered terms, and each director is elected for a three-year term after his initial election by shareholders. Four directors have been nominated for election at the FirstBancorporation annual meeting to serve for the terms specified in the following table or until the merger with FirstBancorporation is consummated. The board of directors has nominated Laurance H. Davis, Jr., Jerry H. Reeves, III, Carson R. Rentz and Thomas E. Suggs for election as directors. Other than Mr. Suggs, all nominees are current members of the boards of directors of FirstBancorporation and FirstBank, N.A. The board of directors of FirstBancorporation recommends that shareholders vote "FOR" the election of Messrs. Davis, Reeves, Rentz and Suggs.

     If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the board of directors of FirstBancorporation may recommend. At this time, the board of directors knows of no reason why any nominee would be unavailable to serve.

     The following table sets forth certain information regarding the nominees for election at the meeting and other directors continuing in office after the meeting.

                                         YEAR ELECTED           BUSINESS EXPERIENCE
            NAME AND AGE(1)              DIRECTOR(2)            IN LAST FIVE YEARS
            ---------------              ------------           -------------------
Director Nominees for Terms to Expire in 2002
Laurance H. Davis, Jr.(69).............      1982       Secretary of Bundy Appraisal and
                                                        Management, Inc., Beaufort, South
                                                        Carolina, since 1992.
Jerry H. Reeves, III(68)...............      1993       President and owner of Resort
                                                        Services, Inc., Bluffton, South
                                                        Carolina, a wholesale bed and bath
                                                        linen supplier.
Carson R. Rentz(75)....................      1986       President and owner of Coastal
                                                        Contractors, Inc., Beaufort, South
                                                        Carolina, a residential and
                                                        commercial construction company.
Thomas E. Suggs(50)....................        --       Owner of Rooney, McArthur and Suggs
                                                        property and casualty insurance
                                                        agency in Columbia, South Carolina;
                                                        Chairman of the Board of FirstBank
                                                        of the Midlands, National
                                                        Association.

Current Directors Whose Terms Expire in 2000
Richard L. Gray(68)....................      1986       President of Grayco, a lumber and
                                                        home products company.
Robert A. Kerr(78).....................      1988       Retired commercial bank executive.
William C. Robinson(57)................      1986       Certified public accountant.

                                         YEAR ELECTED           BUSINESS EXPERIENCE
            NAME AND AGE(1)              DIRECTOR(2)            IN LAST FIVE YEARS
            ---------------              ------------           -------------------
James A. Shuford, III(47)..............      1993       President and Chief Executive
                                                        Officer of FirstBancorporation and
                                                        FirstBank, N.A since 1993; from
                                                        1989 to 1993, officer of South
                                                        Carolina Federal Savings Bank and
                                                        its successor, First Union National
                                                        Bank of South Carolina.

Current Directors Whose Terms Expire in 2001
Colden R. Battey, Jr.(63)..............      1986       Chairman of the Board of
                                                        FirstBancorporation and FirstBank,
                                                        N.A.; Senior Partner of Harvey &
                                                        Battey Law Firm, Beaufort, South
                                                        Carolina.
Russell L. Jeter(57)...................      1986       President and Owner of Jeter
                                                        Construction Company, Beaufort,
                                                        South Carolina, a paving
                                                        contractor.
James D. Neighbors(68).................      1986       Retired; President of The Savings
                                                        Bank of Beaufort County, FSB
                                                        (predecessor to FirstBank, N.A.)
                                                        from 1986 to 1993.

-------------------------

(1) As of December 31, 1998.
(2) Includes service on the board of directors of FirstBank, N.A. and its predecessor, The Savings Bank of Beaufort County, FSB.

MEETINGS OF THE BOARD OF DIRECTORS

     The boards of directors of FirstBancorporation, FirstBank, N.A. and FirstBank of the Midlands, National Association conduct their business through meetings and committees of the board. During the fiscal year ended December 31, 1998, the board of directors of FirstBancorporation held seven meetings, the board of directors of FirstBank, N.A. held 13 meetings and the board of directors of FirstBank of the Midlands held four meetings. No director of FirstBancorporation or FirstBank attended fewer than 75% of the total meetings of the boards and committees on which such board member served during this period.

     The board of directors of FirstBancorporation has standing audit, executive, personnel and compensation, and nominating committees, among others.

     The executive committee, consisting of Messrs. Battey, Gray, Jeter, Kerr, and Shuford, acts with the authority of the board of directors when the full board is not in session. The executive committee met 25 times during the year 1998.

     The audit committee, consisting of Messrs. Robinson, Davis and Kerr, reports directly to the board of directors on all matters concerning the financial operation of FirstBancorporation and its subsidiaries, including compliance review, annual audits, bank operation, internal auditing procedures and selection of audit personnel. This committee met three times during the year 1998.

     The personnel and compensation committee, consisting of Messrs. Kerr, Gray, Jeter and Neighbors (Messrs. Battey and Shuford are ex-officio members), reviews personnel for promotion to officer positions and establishes guidelines for staff compensation. This committee met twice during the year 1998.

     The full board of directors of FirstBancorporation acts as the nominating committee for selecting the nominees for election as directors. The board of directors met once in its capacity as the nominating committee during the year 1998.

PRINCIPAL SHAREHOLDERS

     Persons and groups who beneficially own in excess of five percent of FirstBancorporation common stock are required to file certain reports with the Securities and Exchange Commission and furnish a copy to FirstBancorporation regarding such ownership pursuant to the Securities Exchange Act of 1934. Based upon such reports, the following table sets forth, as of June 7, 1999, certain information as to those persons (other than directors) who were beneficial owners of more than five percent of the outstanding shares of FirstBancorporation common stock. Management of FirstBancorporation knows of no persons other than those set forth below who owned more than five percent of the outstanding shares of FirstBancorporation stock as of June 7, 1999. The table also sets forth, as of June 7, 1999, information as to the shares of FirstBancorporation common stock beneficially owned by each director, each nominee for director, each "named executive officer," and by all executive officers, directors and nominees of FirstBancorporation as a group.

                                                  AMOUNT AND NATURE    PERCENT OF
                                                    OF BENEFICIAL     COMMON STOCK
BENEFICIAL OWNER                                    OWNERSHIP(1)      OUTSTANDING
----------------                                  -----------------   ------------
DIRECTORS:
Colden R. Battey, Jr............................        73,785(2)         7.66%
Russell L. Jeter................................        52,003            5.40
James D. Neighbors..............................        15,697            1.63
Laurance H. Davis, Jr...........................         1,225            0.13
Richard L. Gray.................................        76,362            7.93
Robert A. Kerr..................................        17,991            1.87
Jerry H. Reeves, III............................         7,737            0.80
Carson R. Rentz.................................        29,946            3.11
William C. Robinson.............................        27,278            2.83
Thomas E. Suggs.................................         1,500            0.16
NAMED EXECUTIVE OFFICER:*
James A. Shuford, III, President*...............        18,031            1.85
All executive officers, directors and nominees
  as a group (12 persons).......................       332,130(3)         33.9

-------------------------

 * Under Securities and Exchange Commission regulations, the term "named executive officer" means the chief executive officer, regardless of compensation level, and the four most highly compensated executive officers, other than the chief executive officer, whose total annual salary and bonus for the last completed fiscal year exceeded $100,000. Mr. Shuford was FirstBancorporation's only "named executive officer" for the year ended December 31, 1998. Mr. Shuford is also a director of FirstBancorporation.

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of FirstBancorporation stock if he or she has voting and/or investment power with respect to such security or has a right to acquire, through the exercise of outstanding options or otherwise, beneficial ownership at any time within 60 days from June 7, 1999. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the named persons possess voting and/or investment power.
(2) Includes pro-rata ownership of shares held by the Harvey & Battey Law Firm pension plan, of which Mr. Battey is a senior partner, over which shares Mr. Battey has voting and investment power of 6,514 shares. Includes 2,700 shares owned by the Harvey & Battey Law Firm over which Mr. Battey has voting and investment power.
(3) Includes an aggregate of 21,260 shares subject to outstanding stock options exercisable within 60 days of June 7, 1999.

DIRECTORS' COMPENSATION

     FirstBank, N.A. pays all directors' fees of FirstBancorporation and FirstBank, N.A. The Chairman of the Board of FirstBancorporation receives a monthly fee of $800. Each director who serves on the executive committee receives a monthly fee of $600. Except for James A. Shuford, III, all other directors receive a monthly fee of $500 per month. FirstBank of the Midlands, National Association, pays its director fees. Its Chairman receives $500 per month. All other outside directors receive $300 per month. Mr. Shuford, who is an officer of FirstBancorporation and FirstBank, N.A., and F. Wayne Lovelace, who is an officer of FirstBank of the Midlands, do not receive fees. Total fees paid to directors during the fiscal year ended December 31, 1998 were $70,000. Directors of FirstBancorporation and of FirstBank, N.A. also participate in FirstBancorporation's stock option plans.

EXECUTIVE COMPENSATION

     The following information is furnished with respect to compensation earned by James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation, for the years ended December 31, 1998, 1997 and 1996. No other executive officer of FirstBancorporation earned more than $100,000 in salary and bonus during 1998, 1997 and 1996. All compensation is paid by FirstBank, N.A.

                           SUMMARY COMPENSATION TABLE


                                                                          LONG TERM
                                        ANNUAL COMPENSATION             COMPENSATION
                                    ----------------------------     -------------------
                                                          OTHER                   ALL
                                                         ANNUAL      NUMBER      OTHER
                                                         COMPEN-       OF       COMPEN-
NAME AND PRINCIPAL POSITION  YEAR    SALARY     BONUS    SATION      OPTIONS   SATION(2)
---------------------------  ----   --------   -------   -------     -------   ---------
James A. Shuford, III,....   1998   $117,605   $17,760   $10,259(1)      --     $2,966
  President and Chief        1997    105,923    15,750     9,467(1)      --      2,711
  Executive Officer          1996     99,781     4,900     9,510         --      1,767


-------------------------

(1) Includes health and life insurance premium payments of $6,154 in 1998 and $6,167 in 1997.
(2) Consists of matching contribution made by FirstBank, N.A. under its 401(k) plan.

     EMPLOYMENT AGREEMENT. Effective November 15, 1995, FirstBancorporation and FirstBank, N.A. entered into an amended and restated employment agreement with James A. Shuford, III, President and Chief Executive Officer of FirstBancorporation and FirstBank, N.A., to reflect the addition of FirstBancorporation as a party to Mr. Shuford's prior employment agreement dated October 20, 1993. Mr. Shuford's employment agreement provides for an 18-month term which is extended each month for an additional month. Currently, all compensation and benefits provided to Mr. Shuford under the agreement are provided by FirstBank, N.A. The agreement provides for an annual salary review by the board of directors of FirstBank, N.A. Mr. Shuford's current base salary is $125,000. In addition, Mr. Shuford is eligible to participate in all benefit or incentive plans that FirstBank, N.A. makes available to similarly situated senior executive officers.

     If Mr. Shuford is terminated without cause during the term of his employment agreement, FirstBank is obligated to continue payment of Mr. Shuford's then current base salary through the expiration of the current term of the agreement. If Mr. Shuford is terminated involuntarily following a "change in control" of FirstBancorporation or FirstBank, N.A. (as defined in the agreement), FirstBank, N.A. is obligated to pay Mr. Shuford an amount equal to
2.99 times the highest base salary payable during any of the five fiscal years preceding his termination. In addition, Mr. Shuford would be eligible to receive continued coverage for a three-year period, at FirstBank, N.A.'s expense, under FirstBank, N.A.'s other employee benefit programs. Mr. Shuford would receive similar payments and benefits if he resigns following a change in control upon the occurrence of certain events, including a reduction in the level of his compensation prior to the change in control. If a change in control of FirstBancorporation or FirstBank, N.A. had occurred on January 1, 1999, based solely on the cash compensation paid to Mr. Shuford during 1998 and excluding the value of any other employee benefits which may be payable, Mr. Shuford would have received a payment of approximately $374,875. The proposed employment agreement between First National and Mr. Shuford would replace

Mr. Shuford's current employment contract with FirstBank, N.A., including the foregoing change in control provisions.

     OPTION GRANTS. No options were granted to Mr. Shuford during the fiscal year ended December 31, 1998.

     OPTION EXERCISE/VALUE TABLE. The following information is presented for Mr. Shuford.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                         DOLLAR VALUE OF
                                                         NUMBER OF     UNEXERCISED IN-THE-
                                                        UNEXERCISED           MONEY
                                NUMBER OF                 OPTIONS            OPTIONS
                                 SHARES                  AT FISCAL          AT FISCAL
                                ACQUIRED     DOLLAR      YEAR END           YEAR END
                                   ON        VALUE     EXERCISABLE/       EXERCISABLE/
NAME                            EXERCISE    REALIZED   UNEXERCISABLE      UNEXERCISABLE
----                            ---------   --------   -------------   -------------------
James A. Shuford, III.........        --         --    2,426/13,341     $17,661/$102,592

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires FirstBancorporation's executive officers and directors, and persons who own more than 10% of the outstanding shares of FirstBancorporation common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission within prescribed time periods. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish FirstBancorporation with copies of all Section 16(a) forms they file.

     On September 17, 1998, FirstBancorporation, on behalf of its officers and directors, filed a Form 4 for each of the following directors and officers for shares acquired by such persons in a public stock offering by FirstBancorporation that closed on August 31, 1998: Colden R. Battey, Jr., Laurance H. Davis, Jr., Richard L. Gray, Jr., Russell L. Jeter, Robert A. Kerr, James D. Neighbors, Jerry H. Reeves, Carson R. Rentz, William C. Robinson, James
A. Shuford, III, James L. Pate, III, Christine W. Beckert, and Richard E. Morgan, Jr. Based solely on its review of the copies of all other forms it has received and written representations provided to FirstBancorporation by the above-referenced persons, FirstBancorporation believes that during the year ended December 31, 1998, all other filing requirements applicable to its reporting officers, directors and greater than 10% shareholders were properly and timely complied with.

CERTAIN TRANSACTIONS

     FirstBank, N.A., as successor to The Savings Bank of Beaufort County, FSB, has entered into noncancelable operating leases for its main office facility and for additional office space and parking with First Patriots Partnership, a partnership among Messrs. Battey, Gray, Jeter, Rentz, and Kerr, each of whom is a director of FirstBancorporation. These leases provide for lease terms of 20 years, expiring in 2013. The lease is subject to rent escalation provisions which are computed every five years during the life of the lease. FirstBank paid $122,852 in related lease expense for fiscal year 1998.

     FirstBank, N.A., as successor to The Savings Bank of Beaufort County, FSB, has also entered into an operating lease with Mr. Gray for FirstBank, N.A.'s Lady's Island branch office. The lease term is five years which expires in 2003 with one additional option to renew for five more years. The lease is subject to rent escalations based on the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics of the United States Department of Labor. FirstBank, N.A. paid $41,594 in related lease expense for fiscal year 1998.

     FirstBank, N.A. and FirstBank of the Midlands, National Association are required under federal law not to make any loan or extension of credit in any manner to any of its executive officers, directors, 10% shareholders and certain other affiliated persons and entities, unless such loan or extension of credit is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features. FirstBank, N.A. and FirstBank of the Midlands, National Association, therefore, are prohibited from making any new loans or extensions of credit to FirstBank, N.A.'s and FirstBank of the Midlands, National Association's executive officers and directors at different rates or terms than those offered to the general public and has adopted a policy to this effect. FirstBank, N.A. and FirstBank of the Midlands, National Association make loans to its directors, officers, and employees in the ordinary course of business on substantially the same terms, including interest rate and collateral, as similar loans to unrelated parties. Management believes that such loans do not involve more than normal risk of collectability or present other unfavorable features. All loans to related parties, and any subsequent renewal thereof, are approved by a majority of the board of directors of the applicable bank, with the related party abstaining from the vote. At December 31, 1998, loans to executive officers and directors amounted to approximately $1.5 million, all of which were performing according to their respective terms at that date.

                     COMPARATIVE RIGHTS OF SHAREHOLDERS OF
             FIRST NATIONAL AND SHAREHOLDERS OF FIRSTBANCORPORATION

     The following is a summary of certain of the material differences between the rights of shareholders of FirstBancorporation before the merger and the rights of such shareholders following the merger. Because FirstBancorporation and First National are both organized under the laws of South Carolina, the differences arise solely from differences between the various provisions of the respective articles of incorporation and bylaws of FirstBancorporation and First National. The following summary identifies certain material differences which may affect the rights of shareholders of FirstBancorporation after the merger but does not purport to be a complete statement of all such differences, and is qualified in its entirety by reference to the relevant provisions of the documents discussed below.

AUTHORIZED CAPITAL

     The total number of shares that First National has authority to issue is 40,000,000 shares of common stock, par value $2.50 per share. The total number of shares that FirstBancorporation has authority to issue is 1,000,000 shares of preferred stock, par value $.01 per share, and 2,000,000 shares of common stock, par value $.01 per share. Shares of FirstBancorporation preferred stock may have such terms as determined by the board of directors of FirstBancorporation and may be issued from time to time as approved by the board of directors of FirstBancorporation without the approval of the shareholders of FirstBancorporation.

NUMBER OF DIRECTORS

     The articles of incorporation of First National provide that the board of directors of First National consists of a maximum of 20 persons. Such provisions may be amended only with the affirmative vote of the holders of not less than 80% of the outstanding voting stock of First National. The articles of incorporation of First National also provide that directors may be removed with or without cause only by the affirmative vote of the holders of 80% of the outstanding shares of First National stock.

     The articles of incorporation of FirstBancorporation provide that the number of directors of FirstBancorporation is not less than five nor more than 20 persons. The articles of incorporation of FirstBancorporation also provide that the number of directors may be increased or decreased within such range by the vote of at least two-thirds of the directors then in office. Under FirstBancorporation's articles of incorporation, directors may be removed only for cause and with the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors at a meeting called for such purpose.

     The articles of incorporation of both First National and FirstBancorporation provide that the board of directors of each company consists of three classes of directors serving staggered three-year terms.

LIMITATIONS ON ACQUISITION OF CAPITAL STOCK

     The articles of incorporation of FirstBancorporation provide that, subject to certain exceptions, (i) no person may acquire beneficial ownership of 15% or more of the outstanding voting stock of FirstBancorporation unless such acquisition is approved by the holders of two-thirds of the outstanding shares of the voting stock of FirstBancorporation or two-thirds of the directors then in office; (ii) no person may acquire beneficial ownership of 10% or more of the outstanding voting stock of FirstBancorporation without obtaining all regulatory approvals required under applicable federal and state statutes; and (iii) no person may offer to acquire beneficial ownership of 10% or more of the outstanding voting stock of FirstBancorporation unless (a) the offer has been approved by the affirmative vote of two-thirds of the directors then in office or (b) such person has received all required federal and state regulatory approvals and furnishes certain information to the board of directors of FirstBancorporation. The articles of incorporation and bylaws of First National do not contain any provisions comparable to the foregoing requirements.

     FirstBancorporation and First National are both subject to the South Carolina Control Share Acquisition Act, which generally precludes a person who acquires voting shares of a South Carolina corporation in excess of specified thresholds (one-fifth, one-third and one-half) from voting such shares without the approval of a majority vote of the corporation's disinterested shareholders.

BUSINESS COMBINATIONS

     The articles of incorporation of First National require the approval of the holders of not less than 80% of the outstanding voting stock of First National to approve certain business transactions. Such approval is required for a merger, exchange or consolidation of First National with, or a sale, exchange or lease of all or substantially all the assets of First National to, any person or entity, if such transaction is not recommended by the board of directors of First National. Such approval also is required, together with the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by shareholders other than any shareholder who owns or controls 20% or more of First National's voting stock at the time of the transaction (a "controlling party"), to approve any such transaction that involves such controlling party, unless the transaction is recommended by a majority of the board of directors of First National or certain other requirements are met. The foregoing provisions may be amended only by the affirmative vote of not less than 80% of the outstanding voting stock of First National. Under First National's articles of incorporation, the quorum requirements for any meeting called to consider any of the foregoing transactions that are not recommended by the board of directors is 80% of the outstanding shares of First National stock, and any such meeting may not be adjourned absent notice if a quorum is not present.

     Under the bylaws of First National, the board of directors of First National is required to consider all factors they deem relevant in evaluating any proposed tender offer or exchange offer for First National stock, any proposed merger or consolidation of First National and any proposal to purchase or otherwise acquire all the assets of First National. The bylaws require the board of directors to evaluate whether any such proposal is in the best interests of First National by considering the best interests of its shareholders and other factors the directors determine to be relevant, including the social, legal and economic effects on First National employees and customers and the communities served by First National and its subsidiaries. The bylaws provide that the board of directors must evaluate the consideration being offered to shareholders in any such transaction in relationship to the then-current market value of First National, the then-current market value of shares of First National stock in a freely-negotiated transaction, and the directors' estimate of the future value of shares of First National stock as an independent entity. Moreover, the articles of incorporation of First National require the board of directors of First National, when evaluating any proposed merger, consolidation, exchange or asset sale, to consider the interests of the employees of First National and the communities in which First National does business in addition to the interests of First National's shareholders.

     Under the articles of incorporation of FirstBancorporation, the affirmative vote of the holders of at least (i) two-thirds of the outstanding shares of voting stock and (ii) two-thirds of the outstanding shares of voting stock excluding shares owned by a "related person" is required to approve certain mergers, consolidations, asset sales, issuances and acquisitions of equity securities, reclassifications and other transactions involving a related person, unless the transaction is approved by two-thirds of the "continuing directors" of FirstBancorporation. Under these provisions, a "related person" is any person or entity that beneficially owns 10% or more of the outstanding shares of FirstBancorporation common stock and any affiliate of such person or entity, and a "continuing director" generally is a director who is unaffiliated with the related party and who became a director before the related party became a related party or who was recommended to succeed a continuing director by a majority of the continuing directors in office at the time.

     The articles of incorporation of FirstBancorporation further provide that when evaluating a business combination or a tender or exchange offer, the board of directors of FirstBancorporation must, in addition to the adequacy of the amount to be paid in any such transaction, give due consideration to (i) the social and economic effects of the transaction on FirstBancorporation and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which it does business, (ii) the business and financial condition and earnings prospects of the acquiring entity and the possible effect of such condition upon FirstBancorporation and the other elements of the communities in which it operates, and (iii) the competence, experience and integrity of the acquiring entity and its management.

     First National and FirstBancorporation are both subject to the South Carolina Business Combination Act. The Business Combination Act provides that an "interested shareholder," which generally includes any shareholder that owns more than 10% of a corporation's voting stock, may not engage in a business combination with the corporation unless the transaction is approved by the board of directors or certain other conditions are met.

SHAREHOLDERS' MEETINGS

     Under the articles of incorporation and bylaws of First National, special meetings of the shareholders of First National may be called by the President, the Chairman of the Board, a majority of directors or the holders of not less than 50% of the shares entitled to vote at such meeting. The bylaws of First National also provide that no shareholder proposal may be considered at any shareholders' meeting unless the shareholder submits notice thereof to the Secretary of First National no less than 45 days before the meeting. Such notice must provide the name and address of the shareholder making the proposal and the text of the resolution to be voted on.

     Under the articles of incorporation of FirstBancorporation, a special meeting of the shareholders of FirstBancorporation may be called by the President, the Chairman of the Board, the board of directors or as required by law. The articles of incorporation of FirstBancorporation also provide that no action may be taken by the shareholders of FirstBancorporation by written consent without a meeting. The articles of incorporation of FirstBancorporation further provide that at an annual meeting of the shareholders of FirstBancorporation, the only business to be considered will be (i) such business specified in the notice of the meeting, (ii) such business brought before the meeting by or at the direction of the board of directors or (iii) such business properly brought before the meeting by a shareholder. To be properly brought by a shareholder, the shareholder must give notice to FirstBancorporation that is received by FirstBancorporation not less than 30 days or more than 90 days prior to the meeting, unless less than 45 days' notice or prior public disclosure of the date of the meeting is given or made, in which case such notice must be received by FirstBancorporation no later than the close of business on the 15th day after the day on which notice of the meeting was mailed or made. Such notice must describe the business to be brought before the meeting and the reason for conducting such business, the name and address of the shareholder proposing such business, the number of shares of stock owned by such shareholder and any material interest of the shareholder in such business.

NOMINATION OF DIRECTORS

     Under First National's bylaws, a shareholder may not nominate a person for election as a director unless the shareholder delivers notice to the Secretary of First National no less than 45 days prior to the shareholders' meeting at which directors are to be elected. Such notice must set forth the name of the nominee, his address, the number of shares of First National stock owned by the nominee and the name and address of the shareholder making the nomination.

     Under the articles of incorporation of FirstBancorporation, a shareholder may not nominate a person for election as a director unless the shareholder sends notice received by the Secretary of FirstBancorporation not less than 30 days nor more than 90 days prior to an annual meeting, unless less than 45 days' notice or prior public disclosure of the date of the meeting is given, in which case such notice must be received not later than the close of business on the 15th day following the day on which notice of the date of the annual meeting was made or public disclosure given. Such notice must set forth the name, address and occupation of the nominee, the name and address of the shareholder making the nomination, the number of shares owned by the nominee and shareholder making the nomination and certain other information.

RETIREMENT OF DIRECTORS

     Under the bylaws of First National, directors of First National must be shareholders who are not under the age of 25 or over the age of 72. If a director attains the age of 72 while in office, he or she may serve only until the next shareholders' meeting after his or her 72nd birthday, at which time his or her successor will be appointed to serve out the remainder of his or her term. The articles of incorporation and bylaws of FirstBancorporation do not contain any provisions comparable to the foregoing requirements.

AMENDMENT OF ARTICLES OF INCORPORATION


     The articles of incorporation of FirstBancorporation generally may be amended if such action is approved by at least two-thirds of the directors then in office and by the holders of at least a majority of the outstanding voting stock of FirstBancorporation. However, certain provisions of the articles of incorporation dealing with, among others, special shareholder meetings, the absence of preemptive rights, shareholder proposals and nominations for director, the board of directors, removal of directors, limitation of director liability, indemnification, limitation on the acquisition of FirstBancorporation stock, approval of certain business combinations and the amendment of bylaws, must be approved by the holders of at least two-thirds of the outstanding voting stock unless such proposal was approved by two-thirds of continuing directors. A "continuing director" generally is a director who is not affiliated with a "related party" and who becomes a director before a related party became a related party or who was recommended to succeed a continuing director by a majority of the continuing directors in office at the time. The articles of incorporation of First National do not contain any provisions comparable to the foregoing requirements, although certain amendments to the articles of incorporation of First National require the approval of 80% the outstanding shares of First National stock as discussed above.

AMENDMENT OF BYLAWS

     Under the articles of incorporation of First National, the board of directors of First National has the power to amend the bylaws of First National, and shareholders of First National may amend the bylaws only upon the affirmative vote of the holders of not less than 80% of the outstanding shares of First National stock. Under the articles of incorporation of FirstBancorporation, the board of directors of FirstBancorporation is authorized to amend the bylaws of FirstBancorporation by the affirmative vote of two-thirds of the directors then in office, and shareholders of FirstBancorporation may amend the bylaws only upon the vote of the holders of not less than two-thirds of the outstanding shares of FirstBancorporation voting stock.

                                    EXPERTS

     The consolidated balance sheets of First National as of December 31, 1998 and 1997 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the three-year period ended December 31, 1998, included in First National's annual report on Form 10-K for the year ended December 31, 1998, have been audited by J.W. Hunt and Company, LLP, independent certified public accountants, as indicated in their report with respect thereto, dated February 2, 1999, and are incorporated by reference herein in reliance upon the authority of J.W. Hunt and Company, LLP, as experts in accounting and auditing.

     The consolidated balance sheets of FirstBancorporation as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the three-year period ended December 31, 1998, included in FirstBancorporation's annual report on Form 10-KSB for the year ended December 31, 1998, have been audited by J.W. Hunt and Company, LLP, independent certified public accountants, as indicated in their report with respect thereto, dated February 10, 1999, and are incorporated by reference herein in reliance upon the authority of J.W. Hunt and Company, LLP, as experts in accounting and auditing.

     Representatives of J.W. Hunt and Company, LLP are expected to be present at the First National and FirstBancorporation meetings. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                                 LEGAL MATTERS

     The validity of the shares of First National common stock offered hereby will be passed upon by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina, as counsel to First National.

                             SHAREHOLDER PROPOSALS

     First National plans to hold its 2000 annual meeting of shareholders on April 25, 2000. Shareholders of First National who intend to present proposals for consideration at the 2000 annual meeting of the shareholders of First National are hereby advised that any such proposals must be received by the Secretary of First National no later than the close of business on November 29, 1999, if such proposal is to be considered for inclusion in the 2000 proxy materials of First National. A shareholder who desires to nominate a person for election to the board of directors of First National or to make any other proposal for consideration by shareholders at a shareholders' meeting must deliver notice of such proposed action to the Secretary of First National no less than 45 days before such meeting. For a nominee for director, such notice must set forth the name of the nominee, his or her address, the number of shares of First National stock owned by the nominee and the name and address of the shareholder making the nomination. For any other shareholder proposal, such notice must set forth the name and address of the shareholder making the proposal and the text of the resolution to be voted on.

     FirstBancorporation will hold its 2000 annual meeting of shareholders only if the merger is not consummated. If the meeting is held, any proposals of shareholders of FirstBancorporation intended to be presented at the 2000 annual meeting of shareholders of FirstBancorporation must have been received by the Secretary of FirstBancorporation no later than December 1, 1999, in order to be considered for inclusion in the FirstBancorporation 2000 proxy materials.

                                 OTHER MATTERS


     As of the date of this joint proxy statement/prospectus, the boards of directors of First National and FirstBancorporation know of no matters that will be presented for consideration at the meetings other than as described in this joint proxy statement/ prospectus. If any other matters properly come before either the First National meeting or the FirstBancorporation meeting or any adjournments or postponements thereof and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective management of FirstBancorporation and First National.


                      WHERE YOU CAN FIND MORE INFORMATION

     First National and FirstBancorporation file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that the companies file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Securities and Exchange Commission at "http://www.sec.gov." Reports, proxy statements and other information regarding First National are also available for inspection at the offices of the American Stock Exchange.

     First National has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the First National stock to be issued under the merger agreement. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of First National. As allowed by Securities and Exchange Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in First National's registration statement or the exhibits to that registration statement.

     The Securities and Exchange Commission allows FirstBancorporation and First National to "incorporate by reference" information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference in this joint proxy statement/prospectus.

     This joint proxy statement/prospectus incorporates by reference the documents set forth below that FirstBancorporation and First National have previously filed with the Securities and Exchange Commission. These documents contain important information about FirstBancorporation and First National and their finances.

                                        PERIOD/AS OF DATE
                                        -----------------
FIRST NATIONAL (File No. 1-12669)
Annual Report on Form 10-K............  Year ended December 31, 1998
Quarterly Report on Form 10-Q.........  Quarter ended March 31, 1999
Registration Statement on Form 8-A....  Filed on January 21, 1997
FIRSTBANCORPORATION (File No. 0-28106)
Annual Report on Form 10-KSB..........  Year ended December 31, 1998
Quarterly Report on Form 10-QSB.......  Quarter ended March 31, 1999

     A copy of FirstBancorporation's annual report on Form 10-KSB is attached as Appendix G to this joint proxy statement/prospectus. FirstBancorporation and First National also incorporate by reference additional documents that may be filed with the Securities and Exchange Commission between the date of this joint proxy statement/prospectus and the date of their 1999 annual meetings. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     First National has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to First National, and FirstBancorporation has supplied all such information relating to FirstBancorporation.

     As noted earlier in this joint proxy statement/prospectus, FirstBancorporation shareholders should not send in their FirstBancorporation certificates until they receive the transmittal materials from First National.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us, the Securities and Exchange Commission or the Securities and Exchange Commission's Internet web site as described above. Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be available without charge. Shareholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:


      First National Corporation              FirstBancorporation, Inc.
    950 John C. Calhoun Drive, S.E               1121 Boundary Street
   Orangeburg, South Carolina 29115                 P.O. Box 2147
           Attn.: Secretary                 Beaufort, South Carolina 29902
      Telephone: (803) 531-0527                    Attn.: Secretary
                                              Telephone: (843) 521-5600


     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM US, PLEASE DO SO BY JULY 13, 1999 TO RECEIVE THEM BEFORE THE MEETING.


     You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone gives you different or additional information, you should not rely on it. This joint proxy statement/prospectus is dated June 9, 1999. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of First National common stock in the merger creates any implication to the contrary.


                     UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION

     The following Pro Forma Combined Condensed Balance Sheet (Unaudited) as of March 31, 1999 combines the historical consolidated balance sheets of First National and FirstBancorporation as if the merger had been effective on March 31, 1999, after giving effect to certain adjustments described in the attached Notes to the Unaudited Pro Forma Combined Condensed Financial Statements. First National's historical financial statements are included in First National's annual report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999. In addition, First National's historical interim financial statements for the three months ended March 31, 1999 are included in First National's Form 10-Q as filed with the Securities and Exchange Commission on May 14, 1999. FirstBancorporation's historical financial statements are included in its annual report on Form 10-KSB for the year ended December 31, 1998 as filed with the Securities and Exchange Commission on March 30, 1999. In addition, FirstBancorporation's historical interim financial statements for the three months ended March 31, 1999 are included in FirstBancorporation's Form 10-QSB as filed with the Securities and Exchange Commission on May 13, 1999. A copy of FirstBancorporation's annual report on Form 10-KSB is attached to this joint proxy statement/prospectus as Appendix G, and FirstBancorporation's unaudited financial statements for the quarter ended March 31, 1999 are attached as Appendix H. The unaudited pro forma combined condensed financial information should be read in conjunction with the historical financial statements of First National and FirstBancorporation.

     The Pro Forma Combined Condensed Statements of Income (Unaudited) for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 present the combined results of operations of First National and FirstBancorporation as if the merger had been effective at January 1, 1996, after giving effect to certain adjustments described in the attached Notes to the Unaudited Pro Forma Combined Condensed Financial Statements.

     The unaudited pro forma combined condensed financial information and accompanying notes reflect the application of the pooling of interests method of accounting. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of First National and FirstBancorporation are combined and reflected at their historical amounts.

     First National expects to achieve certain merger benefits in the form of operating cost savings that may be significant. The pro forma earnings, which do not reflect any direct costs or potential savings that are expected to result from the consolidation of operations of First National and FirstBancorporation, may not be indicative of the results of future operations. No assurance can be given with respect to the ultimate level of expense savings. The merger expenses reflected in the pro forma condensed balance sheet include severance, change in control and other employee-related expenses, as well as legal, investment banking and other professional fees.

                           FIRST NATIONAL CORPORATION
             PRO FORMA COMBINED CONDENSED BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 1999
                           (IN THOUSANDS OF DOLLARS)


                                  FIRST                            PRO FORMA    PRO FORMA
                                 NATIONAL   FIRSTBANCORPORATION   ADJUSTMENTS   COMBINED
                                 --------   -------------------   -----------   ---------
                                         ASSETS

Cash and due from banks........  $ 27,131        $ 10,724           $    --     $ 37,855
Investment securities..........   219,663          12,133              (100)     231,696
Loans, net.....................   424,324          81,891                --      506,215
Premises and equipment, net....    11,114           1,864                --       12,978
Other assets...................    11,038           3,025                --       14,063
                                 --------        --------           -------     --------
       Total assets............  $693,270        $109,637           $  (100)    $802,807
                                 ========        ========           =======     ========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Deposits:
     Demand....................  $ 81,722        $  9,420           $    --     $ 91,142
     Interest-bearing
       transaction accounts....    70,976          39,424                --      110,400
     Savings...................    51,857           4,597                --       56,454
     Time......................   334,897          35,730                --      370,627
                                 --------        --------           -------     --------
       Total deposits..........   539,452          89,171                --      628,623
Other liabilities..............    91,052           7,742               600       99,394
                                 --------        --------           -------     --------
       Total liabilities.......   630,504          96,913               600      728,017
                                 --------        --------           -------     --------
Shareholders' equity:
  Common stock.................    14,589              10             2,933       17,532
  Surplus......................    40,305          10,129            (3,033)      47,401
  Retained earnings............     7,603           2,606              (600)       9,609
  Accumulated other
     comprehensive income
     (loss)....................       269             (21)               --          248
                                 --------        --------           -------     --------
       Total shareholders'
          equity...............    62,766          12,724              (700)      74,790
                                 --------        --------           -------     --------
       Total liabilities and
          shareholders'
          equity...............  $693,270        $109,637           $  (100)    $802,807
                                 ========        ========           =======     ========


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                           FIRST NATIONAL CORPORATION

          PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (UNAUDITED)
                       THREE MONTHS ENDED MARCH 31, 1999
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                FIRST                             PRO FORMA    PRO FORMA
                               NATIONAL    FIRSTBANCORPORATION   ADJUSTMENTS    COMBINED
                              ----------   -------------------   -----------   ----------
Interest income.............  $   12,241        $  2,092            $ --       $   14,333
Interest expense............       4,854             863            $ --            5,717
                              ----------        --------            ----       ----------
  Net interest income.......       7,387           1,229              --            8,616
Provision for loan losses...         293              54              --              347
                              ----------        --------            ----       ----------
  Net interest income after
     provision for loan
     losses.................       7,094           1,175              --            8,269
Noninterest income..........       2,246             213              --            2,459
Noninterest expense.........       6,222           1,218              --            7,440
                              ----------        --------            ----       ----------
  Income before provision
     for income taxes.......       3,118             170              --            3,288
Provision for income
  taxes.....................         995              71              --            1,066
                              ----------        --------            ----       ----------
     Net income.............  $    2,123        $     99            $ --       $    2,222
                              ==========        ========            ====       ==========
Net income per
  share -- basic............  $     0.36        $   0.11                       $     0.32
Net income per
  share -- diluted..........  $     0.36        $   0.11                       $     0.32
Weighted average shares
  outstanding -- basic......   5,824,881         911,184                        6,938,348
Weighted average shares
  outstanding -- diluted....   5,880,136         919,467                        7,003,725

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                           FIRST NATIONAL CORPORATION

          PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1998
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)


                                      FIRST      FIRSTBANCOR-    PRO FORMA    PRO FORMA
                                     NATIONAL      PORATION     ADJUSTMENTS    COMBINED
                                    ----------   ------------   -----------   ----------
Interest income...................  $   46,120     $  7,848        $  --      $   53,968
Interest expense..................      19,557        3,565           --          23,122
                                    ----------     --------        -----      ----------
  Net interest income.............      26,563        4,283           --          30,846
Provision for loan losses.........       1,013          200           --           1,213
                                    ----------     --------        -----      ----------
  Net interest income after
     provision for loan losses....      25,550        4,083           --          29,633
Noninterest income................       7,893        1,483           --           9,376
Noninterest expense...............      22,549        4,179           --          26,728
                                    ----------     --------        -----      ----------
  Income before provision for
     income taxes.................      10,894        1,387           --          12,281
Provision for income taxes........       3,389          531           --           3,920
                                    ----------     --------        -----      ----------
  Income before cumulative effect
     of a change in accounting
     principle (see Note 6).......  $    7,505     $    856        $  --      $    8,361
                                    ==========     ========        =====      ==========
Income before cumulative effect of
  a change in accounting principle
  per share -- basic..............  $     1.30     $   1.13                   $     1.25
Income before cumulative effect of
  a change in accounting principle
  per share -- diluted............  $     1.29     $   1.05                   $     1.22
Weighted average shares
  outstanding -- basic............   5,778,189      758,052                    6,704,529
Weighted average shares
  outstanding -- diluted..........   5,832,640      815,898                    6,829,668


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                           FIRST NATIONAL CORPORATION

          PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1997
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)


                                      FIRST      FIRSTBANCOR-    PRO FORMA    PRO FORMA
                                     NATIONAL      PORATION     ADJUSTMENTS    COMBINED
                                    ----------   ------------   -----------   ----------
Interest income...................  $   41,144     $  7,542       $    --     $   48,686
Interest expense..................      17,365        3,423            --         20,788
                                    ----------     --------       -------     ----------
  Net interest income.............      23,779        4,119            --         27,898
Provision for loan losses.........       1,251          165            --          1,416
                                    ----------     --------       -------     ----------
  Net interest income after
     provision for loan losses....      22,528        3,954            --         26,482
Noninterest income................       6,259          952            --          7,211
Noninterest expense...............      19,454        3,378            --         22,832
                                    ----------     --------       -------     ----------
  Income before provision for
     income taxes.................       9,333        1,528            --         10,861
Provision for income taxes........       2,867          581            --          3,448
                                    ----------     --------       -------     ----------
     Net income...................  $    6,466     $    947       $    --     $    7,413
                                    ==========     ========       =======     ==========
Net income per share -- basic.....  $     1.26     $   1.37                   $     1.24
Net income per share -- diluted...  $     1.25     $   1.29                   $     1.22
Weighted average shares
  outstanding -- basic............   5,146,699      690,285                    5,990,227
Weighted average shares
  outstanding -- diluted..........   5,189,811      735,507                    6,088,600


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                           FIRST NATIONAL CORPORATION

          PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1996
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)


                                      FIRST      FIRSTBANCOR-    PRO FORMA    PRO FORMA
                                     NATIONAL      PORATION     ADJUSTMENTS    COMBINED
                                    ----------   ------------   -----------   ----------
Interest income...................  $   34,263     $  6,920       $    --     $   41,183
Interest expense..................      13,986        3,281            --         17,267
                                    ----------     --------       -------     ----------
  Net interest income.............      20,277        3,639            --         23,916
Provision for loan losses.........       1,319          162            --          1,481
                                    ----------     --------       -------     ----------
  Net interest income after
     provision for loan losses....      18,958        3,477            --         22,435
Noninterest income................       5,344          737            --          6,081
Noninterest expense...............      16,352        3,391            --         19,743
                                    ----------     --------       -------     ----------
  Income before provision for
     income taxes.................       7,950          823            --          8,773
Provision for income taxes........       2,422          322            --          2,744
                                    ----------     --------       -------     ----------
     Net income...................  $    5,528     $    501       $    --     $    6,029
                                    ==========     ========       =======     ==========
Net income per share -- basic.....  $     1.14     $   0.73                   $     1.06
Net income per share -- diluted...  $     1.13     $   0.69                   $     1.04
Weighted average shares
  outstanding -- basic............   4,869,699      686,042                    5,708,042
Weighted average shares
  outstanding -- diluted..........   4,902,067      725,813                    5,789,010


See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements

                   NOTES TO THE UNAUDITED PRO FORMA COMBINED

                        CONDENSED FINANCIAL INFORMATION

NOTE 1.  BASIS OF PRESENTATION

     On March 4, 1999, First National Corporation entered into a definitive agreement and plan of merger with FirstBancorporation, Inc. The agreement calls for a tax-free exchange of 1.222 shares of First National common stock for each outstanding share of FirstBancorporation common stock.

     The unaudited pro forma combined condensed financial statements have been prepared assuming that the merger will be accounted for under the pooling-of-interests method of accounting for business combinations and is based on the historical consolidated financial statements of First National and FirstBancorporation. Certain amounts in the historical consolidated financial statements of FirstBancorporation have been reclassified to conform to First National's historical financial presentation.

     The pro forma adjustments represent management's best estimates based on available information at this time. Actual adjustments will differ from those reflected in the unaudited pro forma combined condensed financial statements. First National and FirstBancorporation are still in the process of reviewing their respective accounting policies relative to those followed by the other entity. As a result of this review, it may be necessary to restate certain amounts in First National's or FirstBancorporation's financial statements to conform to those accounting policies that are most appropriate. In management's opinion, any such restatements will not be material.

     The unaudited pro forma combined condensed financial statements presented are not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been consummated at the beginning of the periods indicated, nor are they necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

     The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of each of First National and FirstBancorporation. First National's historical financial statements are incorporated by reference in the First National annual report on Form 10-K for the year ended December 31, 1998 as filed with the Securities and Exchange Commission on March 31, 1999. FirstBancorporation's historical financial statements are incorporated by reference in the FirstBancorporation annual report on Form 10-KSB for the year ended December 31, 1998, as filed with the Securities and Exchange Commission on March 30, 1999. A copy of FirstBancorporation's annual report on Form 10-KSB is attached to this joint proxy statement/prospectus as Appendix G.

NOTE 2.  SHAREHOLDERS' EQUITY

     In conjunction with the merger, First National will exchange 1.222 shares of its common stock for each share of FirstBancorporation common stock.

     The pro forma adjustments herein reflect, where applicable, the 1.222 exchange ratio for each of the 963,325 shares of FirstBancorporation common stock which were issued and outstanding at March 31, 1999. The capital accounts have been adjusted to reflect the issuance of 1,177,183 shares of First National common stock in exchange for all of the

                   NOTES TO THE UNAUDITED PRO FORMA COMBINED outstanding shares of FirstBancorporation stock based on the exchange ratio. The excess ($2,933,000) of the par value of the First National common stock issued over the par value of FirstBancorporation stock received in exchange has been charged to surplus.

     At March 31, 1999, First National owned 5,555 shares of FirstBancorporation common stock with a recorded value of $100,000. Consequently, the investment balance and the related shares of common stock were eliminated.

NOTE 3.  PER SHARE DATA

     Basic earnings per common share has been computed by dividing the pro forma combined net income by the weighted average number of common shares outstanding of First National common stock plus the weighted average number of common shares of FirstBancorporation adjusted by the exchange ratio of 1.222 as of the earliest period presented.

     Diluted earnings per common share has been computed by dividing the pro forma combined net income by the weighted average number of common shares outstanding and dilutive common share equivalents of First National common stock plus the weighted average number of common shares outstanding and dilutive common share equivalents of FirstBancorporation adjusted by the exchange ratio of 1.222 as of the earliest period presented, using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of stock options outstanding.

NOTE 4.  MERGER-RELATED EXPENSES

     In connection with the merger, First National expects to incur merger-related expenses of approximately $600,000, after tax. These expenses relate primarily to severance, change in control, and other employee-related items, as well as legal, investment banking and other professional fees. The impact of these expenses, net of the related tax effect, has been reflected in the pro forma combined condensed balance sheet as of March 31, 1999.

NOTE 5.  OPERATING COST SAVINGS

     First National expects to achieve a certain level of cost savings after the merger through the optimization of delivery systems, reduction of corporate overhead, elimination of redundant staff functions, consolidation of business lines, data processing and back office operations, infrastructure and vendor leverage, and the elimination of certain duplicate or excess facilities. However, the unaudited pro forma combined condensed financial statements do not reflect any direct costs or potential savings which are expected to result from the consolidation of operations of the combining companies, and, therefore, do not purport to be indicative of future operations.

NOTE 6.  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES

     In 1998, FirstBancorporation adopted AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the

                   NOTES TO THE UNAUDITED PRO FORMA COMBINED financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. The adoption of SOP 98-5 is reported as the cumulative effect of a change in accounting principle in FirstBancorporation's 1998 financial statements included in its annual report on Form 10-KSB. Adoption of SOP 98-5 reduced FirstBancorporation's net income for 1998 by $90,000 and basic and diluted earnings per common share by $0.12 and $0.11, respectively. Prior to adopting SOP 98-5, deferred organization costs were amortized using the straight-line method. In accordance with Instruction 1 to Article 11 of Regulation S-X, pro forma net income and basic and diluted earnings per share for First National for 1998 excludes such cumulative effect adjustment.

                                                                      APPENDIX A

--------------------------------------------------------------------------------

                                MERGER AGREEMENT

                                    BETWEEN

                           FIRST NATIONAL CORPORATION

                                      AND

                           FIRSTBANCORPORATION, INC.

                           DATED AS OF MARCH 4, 1999

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I

                                 DEFINED TERMS


                                                                      PAGE
                                                                      ----
 1.1    Definitions.................................................  A- 1
                                ARTICLE II
                                THE MERGER
 2.1    The Merger..................................................  A- 8
 2.2    Effective Time..............................................  A- 8
 2.3    Effect of the Merger........................................  A- 9
 2.4    Articles of Incorporation; Bylaws...........................  A- 9
 2.5    Directors and Officers......................................  A- 9
                               ARTICLE III
                    CONVERSION AND EXCHANGE OF SHARES
 3.1    Merger Consideration........................................  A- 9
 3.2    Rights as Shareholders; Stock Transfers.....................  A-10
 3.3    Fractional Shares...........................................  A-10
 3.4    Exchange Procedures.........................................  A-10
 3.5    Anti-Dilution Provisions....................................  A-11
 3.6    Stock Options...............................................  A-11
 3.7    Dissenting Shares...........................................  A-12
                                ARTICLE IV
                               THE CLOSING
 4.1    Closing.....................................................  A-12
 4.2    Deliveries by FirstBancorporation...........................  A-12
 4.3    Deliveries by FNC...........................................  A-13
                                ARTICLE V
          REPRESENTATIONS AND WARRANTIES OF FIRSTBANCORPORATION
 5.1    Organization, Standing and Power............................  A-13
 5.2    Authority; No Breach By Agreement...........................  A-13
 5.3    Capital Stock...............................................  A-14
 5.4    Records.....................................................  A-15
 5.5    Subsidiaries and Affiliates.................................  A-15
 5.6    Financial Statements........................................  A-15
 5.7    Tax Matters.................................................  A-16
 5.8    Real Property...............................................  A-18
 5.9    Assets......................................................  A-18
 5.10   Intellectual Property Rights................................  A-19
 5.11   Loans, Accounts, Notes and Other Receivables; Loan
        Collateral..................................................  A-19
 5.12   Securities Portfolio and Investments........................  A-21
 5.13   Environmental Matters.......................................  A-21
 5.14   Compliance with Laws........................................  A-21
 5.15   Labor Relations; Employment Matters.........................  A-21
 5.16   Employee Benefit Plans; ERISA...............................  A-22

                                                                      PAGE
                                                                      ----
 5.17   Insurance...................................................  A-24
 5.18   Material Contracts..........................................  A-25
 5.19   Legal Proceedings...........................................  A-25
 5.20   Absence of Other Liabilities................................  A-26
 5.21   Absence of Changes or Events................................  A-26
 5.22   Reports.....................................................  A-26
 5.23   Accounting, Tax and Regulatory Matters......................  A-27
 5.24   Charter Provisions..........................................  A-27
 5.25   Certain Regulated Businesses................................  A-27
 5.26   Commissions.................................................  A-27
 5.27   Registration Statement; Joint Proxy Statement/Prospectus....  A-27
 5.28   Takeover Laws...............................................  A-28
                                ARTICLE VI
                  REPRESENTATIONS AND WARRANTIES OF FNC
 6.1    Organization................................................  A-28
 6.2    Authority; No Breach By Agreement...........................  A-29
 6.3    Capital Stock...............................................  A-29
 6.4    FNC's Financial Statements..................................  A-30
 6.5    Reports.....................................................  A-30
 6.6    Absence of Changes..........................................  A-30
 6.7    Legal Proceedings...........................................  A-30
 6.8    Accounting, Tax and Regulatory Matters......................  A-30
 6.9    Commissions.................................................  A-31
 6.10   Registration Statement; Joint Proxy Statement/Prospectus....  A-31
 6.11   Tax Matters.................................................  A-31
 6.12   Loans, Accounts, Notes and Other Receivables; Loan
        Collateral..................................................  A-33
 6.13   Securities Portfolio and Investments........................  A-34
 6.14   Environmental Matters.......................................  A-35
 6.15   Compliance with Laws........................................  A-35
 6.16   Labor Relations; Employment Matters.........................  A-35
 6.17   Absence of Other Liabilities................................  A-36
 6.18   Certain Regulated Businesses................................  A-36
 6.19   Takeover Laws...............................................  A-36
                               ARTICLE VII
                                COVENANTS
 7.1    Covenants of FirstBancorporation............................  A-36
 7.2    Covenants of FNC............................................  A-41
 7.3    Covenants of All Parties to the Agreement...................  A-44
                               ARTICLE VIII
                   DISCLOSURE OF ADDITIONAL INFORMATION
 8.1    Access to Information by FirstBancorporation................  A-46
 8.2    Access to Information.......................................  A-46
 8.3    Access to Premises..........................................  A-46
 8.4    Confidentiality.............................................  A-46
 8.5    Publicity...................................................  A-46

                                                                      PAGE
                                                                      ----
                                ARTICLE IX
                          CONDITIONS TO CLOSING
 9.1    Mutual Conditions...........................................  A-47
 9.2    Conditions to the Obligations of FirstBancorporation........  A-48
 9.3    Conditions to the Obligations of FNC........................  A-49
                                ARTICLE X
                               TERMINATION
10.1    Termination.................................................  A-51
10.2    Procedure and Effect of Termination.........................  A-52
                                ARTICLE XI
                         MISCELLANEOUS PROVISIONS
11.1    Expenses....................................................  A-53
11.2    Survival of Representations.................................  A-53
11.3    Amendment and Modification..................................  A-53
11.4    Waiver of Compliance; Consents..............................  A-53
11.5    Notices.....................................................  A-54
11.6    Assignment; Third Party Beneficiaries.......................  A-54
11.7    Separable Provisions........................................  A-55
11.8    Governing Law...............................................  A-55
11.9    Counterparts................................................  A-55
11.10   Interpretation..............................................  A-55
11.11   Entire Agreement............................................  A-55


SCHEDULES
Schedule 1.1      FirstBancorporation Transaction Fees and Expenses
Schedule 5.1      Jurisdictional Qualifications
Schedule 5.2      Exceptions to Representation of no Breaches
Schedule 5.3      Five Percent Holders
Schedule 5.5      Affiliates
Schedule 5.7      Income Tax
Schedule 5.8      Real Property
Schedule 5.9      Liens
Schedule 5.10     Intellectual Property
Schedule 5.11     Delinquent Loans
Schedule 5.14     Compliance With Laws
Schedule 5.15     Loans to Officers, Directors, and Employees
Schedule 5.16     Employee Benefit Plans; ERISA
Schedule 5.17     Insurance
Schedule 5.18(a)  Material Contracts
Schedule 5.18(b)  Contracts Requiring Consents
Schedule 5.19     Litigation
Schedule 5.20     Undisclosed Liabilities
Schedule 6.11     Income Tax
Schedule 6.12     FNC Delinquent Loans
Schedule 6.15     FNC Compliance with Laws
Schedule 6.17     FNC Undisclosed Liabilities

Schedule 7.1(a)   Ordinary Conduct of Business
Schedule 7.1(e)   Retention Bonus Employees
Schedule 7.2      FNC Acquisitions
EXHIBITS
Exhibit A         Form of Plan of Merger
Exhibit B         Form of Affiliate Agreement
Exhibit C         Form of Opinion of Counsel to FNC
Exhibit D         Form of Employment and Noncompetition Agreement with James
                  A. Shuford, III
Exhibit E         Form of Opinion of Counsel to FirstBancorporation

                                MERGER AGREEMENT

     THIS MERGER AGREEMENT (this "AGREEMENT"), dated as of March 4, 1999, is by and between FIRST NATIONAL CORPORATION, a South Carolina corporation ("FNC"), and FIRSTBANCORPORATION, INC., a South Carolina corporation
("FIRSTBANCORPORATION").

                              BACKGROUND STATEMENT

     FNC and FirstBancorporation desire to effect a merger pursuant to which FirstBancorporation will merge with and into FNC, and FNC will be the surviving corporation (the "MERGER"). The parties intend that the Merger qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended, and qualify for "pooling-of-interest" accounting treatment.

                             STATEMENT OF AGREEMENT

     In consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                 DEFINED TERMS

     1.1 DEFINITIONS. As used in this Agreement, the following terms have the following meanings:

          "ACQUISITION PROPOSAL" has the meaning given to it in SECTION 7.1(B).

          "ACT" means the Bank Holding Company Act of 1956, as amended.

          "AFFILIATE" means, with respect to any Person, each of the Persons that directly or indirectly, through one or more intermediaries, owns or controls, or is controlled by or under common control with, such Person. For the purpose of this Agreement, "CONTROL" means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies, whether through the ownership of voting securities, by contract or otherwise.

          "AFFILIATE AGREEMENT" has the meaning given to it in SECTION 7.1(D).

          "AGREEMENT" means this Merger Agreement and the exhibits and schedules hereto, as amended or modified from time to time in accordance with SECTION 11.3.

          "ARTICLES OF MERGER" has the meaning given to it in SECTION 2.2.

          "ASSETS" means all of the assets, properties, businesses and rights of a Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, whether or not carried on any books and records of such Person, whether or not owned in such Person's name and wherever located. Notwithstanding the foregoing, "ASSETS", does not include Loan Collateral not foreclosed as of the date with respect to which the term Assets is being used.

          "ASSUMABLE OPTIONS" has the meaning given to it in SECTION 3.6.

          "BANK MERGER" has the meaning given to it in SECTION 7.1(F).

          "BENEFIT PLAN" means any employee pension, retirement, profit-sharing, stock bonus, incentive, deferred compensation, stock option, employee stock ownership, hospitalization, medical, dental, vacation, insurance, sick pay, disability, severance or other plan, fund, program, policy, contract or arrangement, whether arrived at through collective bargaining or otherwise, providing employee benefits (including but not limited to any "employee benefit plan" as that term is defined in Section 3(3) of ERISA and any employee benefit plan that is a "cafeteria plan" as described in Section 125 of the Code), currently maintained or previously maintained at any time in the last five years by, sponsored in whole or in part by, or contributed to by FirstBancorporation or any Subsidiary, for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries, whether created in writing, through an employee manual or similar document, or orally.

          "BUSINESS DAY" means any day excluding Saturday, Sunday and any day that shall be a legal holiday in the State of South Carolina.

          "CLAIM" has the meaning given to it in SECTION 7.2(C)(II).

          "CLOSING" means the closing of the Merger, as identified more specifically in ARTICLE IV.

          "CLOSING DATE" has the meaning given to it in SECTION 4.1.

          "COBRA" has the meaning given to it in SECTION 5.16.

          "CODE" means the Internal Revenue Code of 1986, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of the Code shall be construed also to refer to any successor sections.

          "CONSENT" means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person given or granted with respect to any Contract, Law, Order, or Permit.

          "CONTINUING EMPLOYEES" has the meaning given to it in SECTION 7.2(E).

          "CONTRACT" means any agreement, warranty, indenture, mortgage, guaranty, lease, license or other contract, agreement, arrangement, commitment or understanding, written or oral, to which a Person is a party.

          "DEFAULT" means, with respect to a Contract, Order or Permit, (i) any breach or violation of or default under such Contract, Order or Permit,
     (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under such Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, such Contract, Order or Permit.

          "DISSENTING SHARES" has the meaning given to it in SECTION 3.7.

          "EFFECTIVE DATE" means the day on which the Effective Time occurs.

          "EFFECTIVE TIME" has the meaning given to it in SECTION 2.2.

          "ENVIRONMENTAL LAWS" means any federal, state or local law, statute, ordinance, rule, regulation, permit, directive, license, approval, guidance, interpretation, order or other legal requirement relating to the protection of human health or the environment, including, but not limited to, any requirement pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of materials that are or may constitute a threat to human health or the environment. Without limiting the foregoing, each of the following is an Environmental
     Law: the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. sec. 9601 et seq.) ("CERCLA"), the Hazardous Material Transportation Act (49 U.S.C. sec. 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. sec. 6901 et seq.) ("RCRA"), the Federal Water Pollution Control Act (33 U.S.C. sec. 1251 et seq.), the Clean Air Act (42 U.S.C. sec. 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. sec. 2601 et seq.), the Safe Drinking Water Act (42 U.S.C. sec. 300 et seq.) and the Occupational Safety and Health Act (29 U.S.C. sec. 651 et seq.) ("OSHA"), as such laws and regulations have been or are in the future amended or supplemented, and each similar federal, state or local statute, and each rule and regulation promulgated under such federal, state and local laws.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time. References to sections of ERISA shall be construed also to refer to any successor sections.

          "EXCHANGE RATIO" has the meaning given to it in SECTION 3.1.

          "FDIC" means the Federal Deposit Insurance Corporation.

          "FFIEC" means the Federal Financial Institutions Examination Council.

          "FINANCIAL STATEMENTS" means FirstBancorporation's audited consolidated statements of income, cash flow and shareholder's equity for the years ended December 31, 1998, December 31, 1997 and 1996 and audited balance sheets as of December 31, 1998 and 1997.

          "FIRST NATIONAL BANK" means First National Bank, a national banking association.

          "FIRST SECURITIES CORPORATION" means First Securities Corporation, a South Carolina corporation.

          "FIRSTBANK" means FirstBank, National Association, a national banking association.

          "FIRSTBANCORPORATION" has the meaning given to it in the introductory paragraph hereof.

          "FIRSTBANCORPORATION OPTION" has the meaning given to it in SECTION
     5.3.

          "FIRSTBANCORPORATION STOCK" means the common stock of FirstBancorporation, par value $.01 per share.

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          "FLORENCE COUNTY NATIONAL BANK" means Florence County National Bank, a national banking association.

          "FNC" has the meaning given to it in the introductory paragraph hereof.

          "FNC FINANCIAL STATEMENTS" has the meaning given to it in SECTION 6.4.

          "FNC FIRSTBANCORPORATION SHARES" has the meaning given to it in
     SECTION 3.1(C).

          "FNC STOCK" means the common stock of FNC, par value $2.50 per share, as traded on the American Stock Exchange.

          "FNC SUBSIDIARIES" means First National Bank, Florence County National Bank, and National Bank of York County, and "FNC SUBSIDIARY" means any of them.

          "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" or "GAAP" means generally accepted accounting principles as recognized by the American Institute of Certified Public Accountants, as in effect from time to time, consistently applied and maintained on a consistent basis for a Person throughout the period indicated and consistent with such Person's prior financial practice.

          "GOVERNMENTAL AUTHORITY" means any nation, province or state, or any political subdivision thereof, and any agency, department, natural person or other entity exercising executive, legislative, regulatory or administrative functions of or pertaining to government, including Regulatory Authorities.

          "HAZARDOUS MATERIAL" means any substance or material that either is or contains a substance designated as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under any Environmental Law or is otherwise regulated under any Environmental Law, or the presence of which in some quantity requires investigation, notification or remediation under any Environmental Law.

          "INCOME TAXES" means all federal, state or local income taxes (inclusive of any interest and penalties thereon) imposed on a Person with respect to its assets or operations and which are based in whole or in part upon income, but does not include any other Taxes.

          "INDEMNIFIED LIABILITIES" has the meaning given to it in SECTION 7.2(C)(II).

          "INDEMNIFIED PARTIES" has the meaning given to it in SECTION
     7.2(C)(II).

          "INTELLECTUAL PROPERTY" means (a) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof,
     (b) all trademarks, service marks, trade dress, logos, trade names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith,
     (c) all copyrights and all applications, registrations and renewals in connection therewith, (d) all know-how, trade secrets, whether patentable or unpatentable and whether or not reduced to practice (including ideas, research and development, know-how, formulas, compositions, manufacturing and production process and techniques, technical data, designs,

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

     drawings, specifications, pricing and cost information and business and marketing plans and proposals), (e) all computer software (including data and related documentation other than off-the-shelf software) and (f) all other proprietary rights.

          "INTERIM FINANCIAL STATEMENTS" means the Interim Monthly Financial Statements and the Interim Quarterly Financial Statements.

          "INTERIM MONTHLY FINANCIAL STATEMENTS" has the meaning given to it in
     SECTION 7.1(G).

          "INTERIM QUARTERLY FINANCIAL STATEMENTS" has the meaning given to it in SECTION 7.1(G).

          "JOINT PROXY STATEMENT/PROSPECTUS" has the meaning given to it in
     SECTION 5.27.

          "KNOWLEDGE OF FNC" means the actual knowledge of the directors and senior officers of FNC and the FNC Subsidiaries.

          "KNOWLEDGE OF FIRSTBANCORPORATION" means the actual knowledge of the directors and senior officers of FirstBancorporation and the Subsidiaries.

          "LAW" means any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business promulgated, interpreted or enforced by any Governmental Authority.

          "LIABILITY" means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured or otherwise, which is required under Generally Accepted Accounting Principles to be reflected in an audited balance sheet or disclosed in the notes thereto.

          "LIEN" means, whether contractual or statutory, any conditional sale agreement, participation or repurchase agreement, assignment, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on, or with respect to any property or property interest.

          "LITIGATION" means any action, arbitration, cause of action, complaint, criminal prosecution, governmental investigation, hearing, or administrative or other proceeding, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "LOAN COLLATERAL" means, with respect to any Person, all of the assets, properties, businesses and rights of every kind, nature, character and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, owned by whomever and wherever located, in which such Person has taken a security interest with respect to, on which such Person has placed a Lien with respect to, or which is otherwise used to secure, any loan made by such Person or any note, account, or other receivable payable to such Person.

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

          "MATERIAL ADVERSE EFFECT" means, with respect to a party, any effect or effects that (i) are or could reasonably be material and adverse to the condition (financial or otherwise), operations, business, loan portfolio or investment portfolio of such party and its subsidiaries taken as a whole, or (ii) would materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or Governmental Authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates; (b) changes in Generally Accepted Accounting Principles or regulatory accounting requirements applicable to banks and their holding companies generally; (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring change taken at the written request of FNC in connection with the Merger, in each case in accordance with Generally Accepted Accounting Principles; (d) changes resulting from transaction expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement and the Merger (which fees and expenses for FirstBancorporation shall not materially exceed the estimates set forth on Schedule 1.1); and (e) actions or omissions of a party or its subsidiaries taken with the written consent of the other party in consideration of the transactions contemplated by the Agreement.

          "MATERIAL CONTRACT" has the meaning given to it in SECTION 5.18(A).

          "MATERIAL PERMIT" has the meaning given to it in SECTION 5.2(B).

          "MERGER" has the meaning given to it in the Background Statement hereof.

          "MERGER CONSIDERATION" has the meaning given to it in SECTION 2.1.

          "MIDLANDS BANK" means FirstBank of the Midlands, National Association, a national banking association.

          "NATIONAL BANK OF YORK COUNTY" means National Bank of York County, a national banking association.

          "NEW CERTIFICATES" has the meaning given to it in SECTION 3.4.

          "OCC" means Office of the Comptroller of the Currency.

          "OLD CERTIFICATES" has the meaning given to it in SECTION 3.4.

          "ORDER" means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, foreign or other court, arbitrator, mediator, tribunal, administrative agency or Governmental Authority.

          "PERMIT" means any approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right given by a Governmental Authority to which any Person is a subject or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

          "PERMITTED LIENS" means (a) Liens for current property Taxes not yet due and payable, (b) pledges to secure deposits in the ordinary course of business consistent with past practices, (c) Liens as security for Federal Home Loan Bank and Federal Reserve Bank advances entered into in the ordinary course of business consistent with past practices, (d) Liens granted in connection with repurchase agreements entered into in the ordinary course of business consistent with past practices and (e) in the case of Real Property, easements, restrictions and similar non-monetary Liens which do not adversely affect the use, value or marketability of such Real Property.

          "PERSON" means a corporation, a company, an association, a joint venture, a partnership, an organization, a business, an individual, a trust, a Governmental Authority or any other legal entity.

          "PLAN OF MERGER" has the meaning given to it in SECTION 2.2.

          "POLICIES" has the meaning given to it in SECTION 5.17.

          "REAL PROPERTY" means all of the land, buildings, premises, or other real property in which a Person has ownership or possessory rights, whether by title, lease or otherwise (including banking facilities and any foreclosed properties). Notwithstanding the foregoing, "REAL PROPERTY" does not include any Loan Collateral not yet foreclosed as of the date with respect to which the term "REAL PROPERTY" is being used.

          "REGISTRATION STATEMENT" has the meaning given to it in SECTION 5.27.

          "REGULATORY AUTHORITIES" means, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of Governors of the Federal Reserve System, the South Carolina Commissioner of Banks, the OCC, the FDIC, and all other federal and state regulatory agencies having jurisdiction over the parties and their respective subsidiaries, and the SEC.

          "REGULATORY REPORTS" has the meaning given to it in SECTION 5.22.

          "REPLACEMENT OPTIONS" has the meaning given to it in SECTION 3.6.

          "REPORTS" has the meaning given to it in SECTION 6.5.

          "REPRESENTATIVES" has the meaning given to it in SECTION 7.1(B).

          "SCBCA" means the South Carolina Business Corporation Act of 1988, as amended.

          "SEC" means the Securities and Exchange Commission.

          "SEC REPORTS" has the meaning given to it in SECTION 5.22.

          "SECURITIES LAWS" means the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, each as amended, and the rules and regulations of any Governmental Authority promulgated under each.

          "SHAREHOLDER MEETINGS" has the meaning given to it in SECTION 5.27.

          "STOCK OPTION PLANS" has the meaning given to it in SECTION 3.6.

          "SUBSIDIARY MERGER" has the meaning given to it in SECTION 7.1(F).

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

          "SUBSIDIARIES" means, collectively, FirstBank, Midlands Bank, First Securities Corporation, and "SUBSIDIARY" means any of them.

          "SUPERIOR PROPOSAL" has the meaning given to it in SECTION 7.1(B).

          "SURVIVING CORPORATION" has the meaning given to it in SECTION 2.1.

          "TAKEOVER LAWS" means the South Carolina Control Share Acquisition Act (Section 35-2-101 et seq. of the Code of Laws of South Carolina 1976) and the South Carolina Business Combination Act (Section 35-2-201 et seq. of the Code of Laws of South Carolina 1976).

          "TAXES" means all taxes, charges, fees, levies or other assessments (whether federal, state, local or foreign), including without limitation income, gross receipts, excise, property, estate, sales, use, value added, transfer, license, payroll, franchise, ad valorem, withholding, Social Security and unemployment taxes, as well as any interest, penalties and other additions to such taxes, charges, fees, levies or other assessments.

          "TAX RETURN" means any report, return or other information required to be supplied to a taxing authority in connection with Taxes.

          "TREASURY REGULATIONS" means the Income Tax Regulations to the Code.

          "TREASURY SHARES" has the meaning given to it in SECTION 3.1.

                                   ARTICLE II

                                   THE MERGER

     2.1 THE MERGER. Upon the terms hereof and subject to the conditions set forth in ARTICLE IX, and in accordance with the SCBCA, at the Effective Time, FirstBancorporation shall be merged with and into FNC. As a result of the Merger, the separate corporate existence of FirstBancorporation shall cease and FNC shall continue as the surviving corporation of the Merger (the "SURVIVING CORPORATION"). Notwithstanding anything to the contrary contained in this
SECTION 2.1, FNC may elect to merge FirstBancorporation with and into a direct or indirect wholly-owned subsidiary of FNC; provided, however, that no such election shall (i) alter or change the amount or kind of consideration to be issued to holders of FirstBancorporation Stock as provided for in this Agreement (the "MERGER CONSIDERATION"), (ii) cause the Merger not to qualify as a tax-free reorganization under Section 368 of the Code or for "pooling of interests" accounting treatment, (iii) materially impede or materially delay consummation of the transactions contemplated by this Agreement, or (iv) materially diminish or alter the obligations of FNC under this Agreement. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing and to provide, as the case may be, that such other wholly-owned subsidiary of FNC shall be the Surviving Corporation.

     2.2 EFFECTIVE TIME. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE IX, the Merger shall become effective on the date and at the time of the filing of articles of merger (the "ARTICLES OF MERGER"), in the form required by and executed in accordance with the SCBCA, or at such other time specified in the Articles of Merger. The date and time when the Merger shall become effective shall be referred to herein as the "EFFECTIVE TIME." Unless otherwise agreed by the parties, at or as soon as practicable
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

after the Closing, FNC and FirstBancorporation shall cause the Articles of Merger to be executed and filed with the Secretary of State of South Carolina, as required by the SCBCA, and shall take any and all other actions and do any and all other things to cause the Merger to become effective as contemplated hereby. The plan of merger, which shall be substantially in the form of EXHIBIT A hereto (the "PLAN OF MERGER"), shall be set forth in the Articles of Merger.

     2.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the SCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of FirstBancorporation shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of FirstBancorporation shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

     2.4 ARTICLES OF INCORPORATION; BYLAWS.

     (a) Unless otherwise determined by FNC prior to the Effective Time, at the Effective Time, the Articles of Incorporation of FNC, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation (as amended by the Articles of Merger).

     (b) Unless otherwise determined by FNC prior to the Effective Time, the Bylaws of FNC, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

     2.5 DIRECTORS AND OFFICERS. The directors of FNC immediately after the Effective Time, together with the two individuals designated in SECTION 7.2(D)hereof, shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and the SCBCA, and the officers of FNC immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                                  ARTICLE III

                       CONVERSION AND EXCHANGE OF SHARES

     3.1 MERGER CONSIDERATION. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

          (a) Each share of FirstBancorporation Stock, excluding Dissenting Shares, Treasury Shares and FNC FirstBancorporation Shares, issued and outstanding immediately prior to the Effective Time shall become and be converted into 1.222 shares of FNC Stock (the "EXCHANGE RATIO"). The Exchange Ratio is subject to adjustment as set forth in SECTION 3.5.

          (b) Each share of FNC Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (c) Each share of FirstBancorporation Stock held in treasury by FirstBancorporation or otherwise owned by FirstBancorporation or the Subsidiaries ("TREASURY SHARES"), and each share of FirstBancorporation Stock owned by FNC or the FNC Subsidiaries ("FNC FIRSTBANCORPORATION SHARES"), immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.2 RIGHTS AS SHAREHOLDERS; STOCK TRANSFERS. At the Effective Time, holders of shares of FirstBancorporation Stock shall cease to be, and shall have no rights as, shareholders of FirstBancorporation, other than (i) to receive any dividend or other distribution with respect to shares of FirstBancorporation Stock with a record date occurring prior to the Effective Time and the consideration provided under this ARTICLE III and (ii) those rights afforded to the holders of Dissenting Shares under the SCBCA. After the Effective Time, there shall be no transfers on the stock transfer books of FirstBancorporation or the Surviving Corporation of shares of FirstBancorporation Stock.

     3.3 FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of FNC Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, FNC shall pay to each holder of FirstBancorporation Stock who would otherwise be entitled to a fractional share of FNC Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the last sale price of FNC Stock published by the American Stock Exchange (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the trading day immediately preceding the Effective Date.

     3.4 EXCHANGE PROCEDURES. As promptly as practicable after the Effective Time, but not later than 10 Business Days after the Effective Date, FNC shall send or cause to be sent to each former holder of record of shares of FirstBancorporation Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's certificates formerly representing shares of FirstBancorporation Stock (the "OLD CERTIFICATES") for the consideration set forth in this ARTICLE III. FNC shall cause the certificates representing the shares of FNC Stock (the "NEW CERTIFICATES") into which shares of FirstBancorporation Stock are converted at the Effective Time and/or any check in respect of any fractional share interest or dividends or distributions which such Person shall be entitled to receive to be delivered to such shareholder upon delivery to FNC of Old Certificates representing such shares of FirstBancorporation Stock (or indemnity reasonably satisfactory to FNC that such certificates are lost, stolen or destroyed) owned by such shareholder and properly completed transmittal materials. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such Person shall be entitled to receive pursuant to this ARTICLE III upon such delivery. Old Certificates surrendered for exchange by any Affiliate of FirstBancorporation shall not be exchanged for New Certificates until FNC has received an Affiliate Agreement from such Person as specified in SECTION 7.1(D). Notwithstanding the foregoing, no party hereto shall be liable to any former holder of FirstBancorporation Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. At the election of FNC, no dividends or other distributions with respect to FNC Stock with a record date occurring on or after the Effective Date shall be paid to the holder of any unsurrendered Old Certificate representing shares of FirstBancorporation Stock converted in the Merger into the right to receive shares of such FNC Stock until the holder thereof shall be entitled to receive New

Certificates in exchange therefor in accordance with the procedures set forth in this SECTION 3.4. After becoming so entitled in accordance with this SECTION 3.4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FNC Stock such holder had the right to receive upon surrender of the Old Certificates.

     3.5 ANTI-DILUTION PROVISIONS. In the event FNC changes (or establishes a record date for changing) the number of shares of FNC Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding FNC Stock and the record date or effective date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.6 STOCK OPTIONS. At the Effective Time, each outstanding option to purchase shares of FirstBancorporation Stock (in each case, an "ASSUMABLE OPTION") granted under (i) the 1986 Amended and Restated Non-Qualified Stock Option Plan of FirstBancorporation, Inc., and (ii) the 1996 Stock Option Plan of FirstBancorporation, Inc. (collectively, the "STOCK OPTION PLANS"), which have not been exercised prior to the Effective Time, shall be converted into an option (a "REPLACEMENT OPTION") to acquire, on the same terms and conditions as were applicable under such Assumable Option, the number of shares of FNC Stock equal to (A) the number of shares of FirstBancorporation Stock subject to the Assumable Option, multiplied by (B) the Exchange Ratio (such product rounded to the nearest whole number), at an exercise price per share (rounded to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of FirstBancorporation Stock which were purchasable pursuant to such Assumable Option divided by (z) the number of full shares of FNC Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Assumable Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, FirstBancorporation shall use its reasonable best efforts to take all action necessary, including obtaining any necessary consents from optionees, to permit the replacement of the outstanding Assumable Options by FNC pursuant to this SECTION 3.6 and to permit FNC to assume the Stock Option Plans. FirstBancorporation shall further take all action necessary to amend the Stock Option Plans to eliminate automatic grants or awards thereunder following the Effective Time. At the Effective Time, FNC shall assume the Stock Option Plans provided that such assumption shall be only in respect of the Replacement Options and that FNC shall have no obligation with respect to any awards under the Stock Option Plans other than the Replacement Options and shall have no obligation to make any additional grants or awards under the Stock Option Plans. Prior to and at all times after the Effective Time, FNC shall reserve for issuance such number of shares of FNC Stock as necessary so as to permit the exercise of Replacement Options granted in the manner contemplated by this Agreement. FNC shall file a registration statement on Form S-8 (or an amendment to the Registration Statement to the same effect) as soon as reasonably practicable after the Effective Time so as to permit the exercise of such options and the sale of the shares received by the optionee upon such exercise at and after the Effective Time and FNC shall continue to make such filings thereafter as may be necessary to permit the continued exercise of options and sale of such shares; provided, however, that the parties acknowledge and agree that "affiliates" (as described in SECTION 7.1(D)) of FirstBancorporation as of the Effective Time and affiliates of FNC shall be required to comply with the provisions of Rule 144 and Rule 145 under

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

the Securities Act of 1933, as amended (or any successor rules) with respect to the sale of shares of FNC Stock acquired upon the exercise of Replacement Options.

     3.7 DISSENTING SHARES.

     (a) Notwithstanding any provision of this Agreement to the contrary, shares of FirstBancorporation Stock that are outstanding immediately prior to the Effective Time and which are held by a holder who shall have properly given written notice of his intent to exercise dissenters' rights with respect to such shares in connection with the Merger and in compliance with Chapter 13 of the SCBCA (collectively, the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration. Such holder shall be entitled to receive payment of the appraised value of such Dissenting Shares held by him in accordance with the provisions of such Chapter 13, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under such Chapter 13 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in SECTION 3.4, of the Old Certificates.

     (b) FirstBancorporation shall give FNC (i) prompt notice of any demands for appraisal received by FirstBancorporation, withdrawals of such demands, and any other instruments served pursuant to the SCBCA in respect of Dissenting Shares and received by FirstBancorporation and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the SCBCA. FirstBancorporation shall not, except with the prior written consent of FNC, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

                                   ARTICLE IV

                                  THE CLOSING

     4.1 CLOSING. Upon the terms hereof and subject to the satisfaction or waiver of the conditions set forth in ARTICLE IX, the Closing of the Merger shall take place at the offices of FNC in Orangeburg, South Carolina on a date specified by FNC (such date, the "CLOSING DATE") after the expiration of any and all required waiting periods following the effective date of required approvals of the Merger by Regulatory Authorities (but in no event more than 10 Business Days following the expiration of all such required waiting periods). At the Closing, the parties will execute, deliver and file all documents necessary to effect the transactions contemplated herein, including the Articles of Merger.

     4.2 DELIVERIES BY FIRSTBANCORPORATION. At or by the Closing, FirstBancorporation shall have caused the following documents to be executed and delivered to FNC:

          (a) the agreements, opinions, certificates, instruments and other documents contemplated in SECTION 9.3; and

          (b) all other documents, certificates and instruments required hereunder to be delivered by FirstBancorporation, or as may reasonably be requested by FNC at or prior to the Closing.

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

     4.3 DELIVERIES BY FNC. At or by the Closing, FNC shall have caused the following documents to be executed and delivered to FirstBancorporation:

          (a) the agreements, opinions, certificates, instruments and other documents contemplated in SECTION 9.2; and

          (b) all other documents, certificates and instruments required hereunder to be delivered by FNC, or as may reasonably be requested by FirstBancorporation at or prior to the Closing.

                                   ARTICLE V

             REPRESENTATIONS AND WARRANTIES OF FIRSTBANCORPORATION

     FirstBancorporation represents and warrants to FNC as follows:

     5.1 ORGANIZATION, STANDING AND POWER.

     (a) Each of FirstBancorporation and First Securities Corporation is a corporation duly organized, validly existing and in good standing under the Laws of the State of South Carolina, and FirstBancorporation is duly registered as a bank holding company under the Act. Each of FirstBank and Midlands Bank is a national banking association organized and existing under the laws of the United States of America. Each of FirstBancorporation and the Subsidiaries has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Each of FirstBancorporation and the Subsidiaries is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed (except where the failure to be so qualified or licensed would not have a Material Adverse Effect on FirstBancorporation), and all such jurisdictions are set forth on Schedule 5.1.
Schedule 5.1 also lists and separately identifies any additional jurisdictions in which FirstBancorporation or any Subsidiary has offices or conducts business, or where its employees are present to provide services on behalf of FirstBancorporation or such Subsidiary, but in which such Person is not so qualified or licensed.

     (b) Each of FirstBank and Midlands Bank is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and all deposits in FirstBank and Midlands Bank are insured by the FDIC to the maximum extent permitted by applicable Law. FirstBancorporation has received all requisite approvals and consents of the Regulatory Authorities to own and operate the Subsidiaries.

     5.2 AUTHORITY; NO BREACH BY AGREEMENT.

     (a) FirstBancorporation has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of its obligations under this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FirstBancorporation, subject only to the adoption and approval of this Agreement by the shareholders of FirstBancorporation. This Agreement shall constitute a legal, valid and binding obligation of FirstBancorporation, enforceable against FirstBancorporation in accordance with its terms (except in all cases as such enforceability may be limited by a court acting in equity, applicable bankruptcy,

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insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally).

     (b) Neither the execution and delivery of this Agreement by FirstBancorporation, nor the consummation by FirstBancorporation of the transactions contemplated hereby, nor compliance by FirstBancorporation with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of (A) the articles of association or bylaws of FirstBank or Midlands Bank or (B) the articles of incorporation or bylaws of FirstBancorporation or any other Subsidiary, or (ii) except as disclosed in Schedule 5.2 or in Schedule 5.18, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of FirstBancorporation or any Subsidiary under, (A) any Material Contract or Material Permit (as defined below) of FirstBancorporation or any Subsidiary or (B) any material loan, account, note or other receivable reflected as an asset on the books and records of FirstBancorporation and the Subsidiaries, or (iii) subject to obtaining the requisite Consents referred to in SECTION 9.1(B)of this Agreement, violate any Law or Order applicable to FirstBancorporation or any Subsidiary or any of their respective Assets in a manner that would impose any material liability, obligation or limitation on FirstBancorporation, any Subsidiary, FNC, any FNC Subsidiary or any of their respective businesses. For purposes of this Agreement, "MATERIAL PERMIT" shall mean a Permit that is necessary for a party and its subsidiaries to operate their respective businesses as currently conducted or to own their respective Assets.

     (c) Except as disclosed in Schedule 5.2, no notice to, filing with or Consent of any Governmental Authority by FirstBancorporation or any Subsidiary is necessary for the consummation by FirstBancorporation of the Merger and the other transactions contemplated in this Agreement.

     (d) The affirmative vote of the holders of two-thirds of the outstanding shares of FirstBancorporation Stock is the only vote of the holders of any class or series of FirstBancorporation capital stock necessary to approve this Agreement and the Merger.

     5.3 CAPITAL STOCK.

     (a) The authorized capital stock of FirstBancorporation consists of (i) 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding, and (ii) 3,000,000 shares of FirstBancorporation Stock, of which 963,325 shares are issued and outstanding as of the date of this Agreement, which constitutes FirstBancorporation's only issued and outstanding securities. As of the date of this Agreement, there are Assumable Options to purchase 15,575 shares of FirstBancorporation Stock outstanding under the Stock Option Plans and options to purchase 13,341 shares of FirstBancorporation Stock outstanding under 1986 Bank Incentive Stock Option Plan of The Savings Bank of Beaufort County, F.S.B., which options will terminate upon the Effective Time of the Merger unless exercised prior thereto (together with the Assumable Options, the "FIRSTBANCORPORATION OPTIONS"). Other than the aforementioned shares of FirstBancorporation Stock and FirstBancorporation Options, there are no outstanding warrants, options, agreements, convertible or exchangeable securities, or other commitments pursuant to which FirstBancorporation is or may become obligated to issue, sell, purchase, return, or redeem any shares of capital stock or other securities of FirstBancorporation, and there are no equity securities of FirstBancorporation reserved for issuance for any purpose. Each outstanding share of FirstBancorporation Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and

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nonassessable, (ii) has not been issued in violation of the preemptive rights of any shareholder, and (iii) has been issued in compliance with the Securities
Laws.

     (b) Schedule 5.3 sets forth the names of all Persons of record who own more than 5% of the outstanding shares of FirstBancorporation Stock and the number of shares of FirstBancorporation Stock owned by each such Person.

     (c) The authorized capital stock of (A) FirstBank is (x) 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding, and (y) 1,000,000 shares of common stock, par value $5.00 per share, of which 1,000 shares are issued and outstanding and owned of record and beneficially held entirely by FirstBancorporation, (B) Midlands Bank is 1,000,000 shares of common stock, no par value, of which 200,000 shares are issued and outstanding and owned of record and beneficially held entirely by FirstBancorporation, and
(C) First Securities Corporation is 1,000,000 shares of common stock, par value $.01 per share, of which 100,000 shares are issued and outstanding and owned of record and beneficially held entirely by FirstBank. There are no outstanding warrants, options, agreements, convertible or exchangeable securities, or other commitments pursuant to which any Subsidiary is or may become obligated to issue, sell, purchase, return, or redeem any shares of capital stock or other securities of any Subsidiary, and there are no equity securities of any Subsidiary reserved for issuance for any purpose. Each outstanding share of capital stock of the Subsidiaries (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, (ii) has not been issued in violation of the preemptive rights of any shareholder, and (iii) has been issued in compliance with the Securities Laws.

     5.4 RECORDS. Complete and accurate copies of the articles of incorporation or charter and bylaws of each of FirstBancorporation and the Subsidiaries have been delivered to FNC. The stock book of each such Person contains complete and accurate records of the record share ownership of the issued and outstanding shares of stock thereof; provided, however, that this sentence shall be deemed to be accurate for purposes of SECTION 9.3(A) unless any such incompleteness or inaccuracy could reasonably be expected to impose a liability or obligation on FirstBancorporation, any Subsidiary, FNC or any FNC Subsidiary or impede, delay or prevent the consummation of the transactions contemplated hereby.

     5.5 SUBSIDIARIES AND AFFILIATES. Other than marketable securities issued by Persons of which FirstBancorporation and the Subsidiaries do not, in the aggregate, own more than 5% of the outstanding shares of voting common stock, neither FirstBancorporation nor any Subsidiary owns, directly or indirectly, any capital stock of or any other equity interests in any Person other than the Subsidiaries. Neither FirstBancorporation or any Subsidiary own any shares of FNC Stock. Schedule 5.5 sets forth all Affiliates of FirstBancorporation or any Subsidiary.

     5.6 FINANCIAL STATEMENTS. FirstBancorporation has provided or made available to FNC complete copies of all of the Financial Statements. Each of the Financial Statements, together with notes thereto, have been, and on the Closing Date each of the Interim Quarterly Financial Statements will have been, prepared in accordance with Generally Accepted Accounting Principles and fairly present, and on the Closing Date each of the Interim Quarterly Financial Statements will fairly present, in all material respects the results of operations and financial position of FirstBancorporation and the Subsidiaries for the periods and as of the dates set forth therein (except that in respect of Interim Quarterly Financial Statements, notes may be omitted and such statements may be subject to normal recurring year-end adjustments). Each of the Interim Monthly

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Financial Statements will be prepared in the ordinary course of business consistent with past practices.

     5.7 TAX MATTERS. Each of FirstBancorporation and the Subsidiaries has timely filed (including extension periods) all Tax Returns required to be filed for any period ending on or before the date hereof, or if applicable, any period that includes such date. All such Tax Returns are correct and complete in all material respects. Each of FirstBancorporation and the Subsidiaries has timely paid or will timely pay or cause to be paid all Taxes (whether or not shown on any Tax Return) when due to any taxing authority with respect to all such periods. Neither FirstBancorporation nor any of the Subsidiaries has received written notice that the Internal Revenue Service or any other taxing authority has asserted against FirstBancorporation or any of the Subsidiaries any deficiency or claim for additional Taxes in connection therewith which could reasonably result in a material liability to FirstBancorporation or FNC and neither FirstBancorporation nor any of the Subsidiaries reasonably expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. Neither FirstBancorporation nor any of the Subsidiaries has filed a consent under Code sec.341(f) concerning collapsible corporations. Neither FirstBancorporation nor any of the Subsidiaries has made any payments, nor is it obligated to make any payments, nor is it a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code sec.280G. Neither FirstBancorporation nor any of the Subsidiaries has been a United States real property holding corporation within the meaning of Code sec.897(c)(2) during the applicable period specified in Code sec.897(c)(1)(A)(ii). To the Knowledge of FirstBancorporation, each of FirstBancorporation and the Subsidiaries has disclosed on the federal Income Tax Returns of FirstBancorporation and the Subsidiaries all positions taken therein that could give rise to a substantial understatement of federal Income Taxes within the meaning of Code sec.6662. Neither FirstBancorporation nor any of the Subsidiaries has been a member of an affiliated group (as defined by the Code) filing a consolidated federal income tax return with any Person other than FirstBancorporation or the Subsidiaries nor does it have any liability for the Income Taxes of any Person other than FirstBancorporation and the Subsidiaries under Treas. Reg. sec.1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise. The books and records of FirstBancorporation and each of the Subsidiaries accurately and completely set forth in all material respects the basis of FirstBancorporation and the Subsidiaries in its assets and the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to FirstBancorporation or the Subsidiaries, all as of December 31, 1998. The unpaid Income Taxes of FirstBancorporation and the Subsidiaries did not, as of December 31, 1998, exceed in any material respect the reserve for tax liability (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the balance sheet as of such date contained in the Financial Statements, and any such unpaid Income Taxes do not exceed in any material respect that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practices of FirstBancorporation in filing its Income Tax returns. Neither FirstBancorporation nor any of the Subsidiaries has been granted nor has FirstBancorporation or any of the Subsidiaries been given any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of any Tax. All deposits required by law to be made by FirstBancorporation or the Subsidiaries with respect to employees' withholding taxes have been made. Each of FirstBancorporation and the Subsidiaries has withheld and paid in all material respects all Taxes required to have been withheld and paid in connection with the amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

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There are no Liens for the payment of Taxes on any assets of FirstBancorporation or any of the Subsidiaries except for statutory Liens for property Taxes that are not past due as to payment. There are no disputes or claims pending against FirstBancorporation or any of the Subsidiaries for past due Taxes in a material amount, and, to the Knowledge of FirstBancorporation, there is no claim or dispute threatened against FirstBancorporation or any of the Subsidiaries, or any basis for such a claim or dispute, for past due Taxes. During the past five years, no such claim has been made by an authority in a jurisdiction where FirstBancorporation or any of the Subsidiaries does not file Tax Returns. As of the date hereof, there are not any matters under discussion with any federal, state, local or other authority with respect to any additional Taxes relating to FirstBancorporation or any of the Subsidiaries. All amounts required to be paid by FirstBancorporation or any of the Subsidiaries as estimated Income Taxes under Code Section 6655, and any comparable provisions of state or local statutes, have been duly paid, except where the failure to make such payment would not, individually or in the aggregate with other such nonpayments, result in a material liability to FirstBancorporation or FNC. There are no tax rulings, requests for rulings or closing agreements relating to FirstBancorporation or any of the Subsidiaries that could affect its liability for Income Taxes for any period after the Closing Date. Any adjustment of Taxes of FirstBancorporation or any of the Subsidiaries made by the Internal Revenue Service in any examination which is required to be reported to state, foreign, or local taxing authorities has been so reported and any additional Taxes due with respect thereto have been paid. To the Knowledge of FirstBancorporation, there are no facts that, if known to any taxing authority, would likely result in the issuance of a notice of proposed deficiency or similar notice of intention to assess Income Taxes in any material amount against FirstBancorporation or any of the Subsidiaries. Neither FirstBancorporation nor any of the Subsidiaries has taken any action not in accordance with its past practices that would have the effect of deferring any tax liability for FirstBancorporation or any of the Subsidiaries from any taxable period ending on or before the Closing Date to any taxable period ending after the Closing Date. No material amount of income recognized, for federal, state, local or foreign Income Tax purposes, by FirstBancorporation or any of the Subsidiaries during the period beginning January 1, 1999 and ending on the Closing Date will be derived other than in the ordinary course of business or arise from transactions of a type not reflected on the relevant return for the taxable period ending on December 31, 1998. Neither FirstBancorporation nor any of the Subsidiaries has any deferred gain or loss arising from deferred intercompany transactions (as described in Section 1.1502-13 of the Treasury Regulations) with respect to the stock or obligations of any other member of FirstBancorporation's or any of the Subsidiaries' affiliated group (as described in Section 1.1502-14 of the Treasury Regulations). No property of FirstBancorporation or any of the Subsidiaries is "tax exempt use property" within the meaning of Section 168(h) of the Code. Except as set forth on
Schedule 5.7, neither FirstBancorporation nor any of the Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or similar provisions of other law or regulation) by reason of a change in an accounting method, nor does FirstBancorporation or any of the Subsidiaries have any knowledge that the Internal Revenue Service (or other taxing authority) has proposed or is considering any such change in an accounting method. Neither FirstBancorporation nor any of the Subsidiaries is a party to an interest rate swap, currency swap, or similar transaction. Neither FirstBancorporation nor any of the Subsidiaries has any corporate acquisition indebtedness, as defined in
Section 279(b) of the Code, or any obligations described in Section 279(a)(2) of the Code. The accruals for deferred federal income taxes reflected in the Financial Statements for the period ended December 31, 1998 are adequate to cover any deferred income tax liability of

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FirstBancorporation and each of the Subsidiaries determined in accordance with
Generally Accepted Accounting Principles through the date thereof. All Income Taxes as to which FirstBancorporation and each of the Subsidiaries may be liable which relate to a period ending on or before December 31, 1998 have been adequately accrued or reserved in the Financial Statements as of such date in accordance with Generally Accepted Accounting Principles.

     5.8 REAL PROPERTY.

     (a) Schedule 5.8 lists all Real Property owned or leased by FirstBancorporation or any of the Subsidiaries as of the date hereof, separately listing that which is owned and that which is leased and whether it is owned or leased by FirstBancorporation or one of the Subsidiaries. Except as indicated on
Schedule 5.8, with respect to all Real Property owned by FirstBancorporation or any of the Subsidiaries, FirstBancorporation or the Subsidiary, as the case may be, has good and marketable fee simple title to such Real Property and owns the same free and clear of all Liens (other than Permitted Liens). Except as set forth on Schedule 5.8, with respect to all Real Property leased by FirstBancorporation or any of the Subsidiaries: (i) each lease of Real Property is valid and enforceable in accordance with its terms in all material respects,
(ii) there exists no material Default by FirstBancorporation or any of the Subsidiaries under such lease, and (iii) each such lease may be assigned to FNC and the FNC Subsidiaries, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not create a material Default thereunder. All improvements and fixtures in or on the Real Property owned or leased by FirstBancorporation or any of the Subsidiaries are in good condition and repair, ordinary wear and tear excepted, and to the Knowledge of FirstBancorporation, there does not exist any condition that interferes with FirstBancorporation's or the Subsidiaries', as the case may be, use or affects the economic value thereof.

     (b) The Real Property owned or leased by FirstBancorporation or any of the Subsidiaries substantially complies with all applicable federal, state and local laws, regulations, ordinances or orders of any Governmental Authority, including those relating to zoning, building and use permits, and such Real Property as is currently used for commercial banking facilities may be so used under applicable zoning ordinances as a matter of right rather than as a conditional or nonconforming use.

     5.9 ASSETS. Except as disclosed on Schedule 5.9, each of FirstBancorporation and the Subsidiaries has good and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective owned material Assets. All material tangible personal properties used in the business of FirstBancorporation or any of the Subsidiaries are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business consistent with FirstBancorporation's or the Subsidiary's past practices. All material Assets held under leases or subleases by FirstBancorporation or any of the Subsidiaries are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Assets of FirstBancorporation and the Subsidiaries include all assets required to operate the business of FirstBancorporation and the Subsidiaries as presently conducted.

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     5.10 INTELLECTUAL PROPERTY RIGHTS.

     (a) Each of FirstBancorporation and the Subsidiaries owns all right, title and interest to, free and clear of all Liens (other than Permitted Liens), or has the legally enforceable right to use (pursuant to license, sublicense, agreement or permission), free and clear of all Liens (other than Permitted Liens), all Intellectual Property currently used in or necessary to its business as currently conducted, except where the failure to have any such right would not, individually or in the aggregate with all other such failures, have a Material Adverse Effect on FirstBancorporation. All registered trademarks and patents owned or used by FirstBancorporation or any of the Subsidiaries (together with any application therefor) and all trade names, copyrights and processes used by FirstBancorporation or any of the Subsidiaries are listed on
Schedule 5.10. Except as disclosed on Schedule 5.10, neither FirstBancorporation nor any of the Subsidiaries has pledged, mortgaged, assigned, licensed, granted permission with respect to or otherwise transferred any such Intellectual Property to any third party. Except as set forth on Schedule 5.10, none of FirstBancorporation's or the Subsidiaries' rights with respect to any such Intellectual Property will be terminated, limited or otherwise affected by its execution of this Agreement or its consummation of the transactions contemplated by this Agreement, except where any such termination, limitation or affect would not, individually or in the aggregate with all other such terminations, limitations or affects, have a Material Adverse Effect on FirstBancorporation.

     (b) Neither FirstBancorporation nor any of the Subsidiaries has received, or has reason to believe that it will not continue to receive, a rating of less than "satisfactory" on any Year 2000 Report of Examination of any Regulatory Authority. FirstBancorporation has made available to FNC a complete and accurate copy of its plan, including an estimate of the anticipated associated costs, for addressing the issues set forth in the statements of the FFIEC dated May 5, 1997, entitled "Year 2000 Project Management Awareness," and December 17, 1997, entitled "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk," as such issues affect it and the Subsidiaries, and such plan is in material compliance with the schedule set forth in the FFIEC statements. Except as set forth on Schedule 5.10, to the Knowledge of FirstBancorporation, there are no issues with respect to its or the Subsidiaries hardware and software systems that would prevent it or the Subsidiaries from being Year 2000 compliant in a timely manner, except where any such issue would not, individually or in the aggregate with all other such issues, have a Material Adverse Effect on FirstBancorporation.

     5.11 LOANS, ACCOUNTS, NOTES AND OTHER RECEIVABLES; LOAN COLLATERAL.

     (a) All loans, accounts, notes and other receivables reflected as assets on each of FirstBancorporation's and the Subsidiaries' books and records (i) have resulted from bona fide business transactions in the ordinary course of such Person's operations, (ii) were to the Knowledge of FirstBancorporation made in compliance with such Person's standard loan policies and procedures, and (iii) are owned by such Person free and clear of all Liens (other than Permitted Liens), or other exceptions to title or to the ownership or collection rights of any other person or entity.

     (b) All records of FirstBancorporation and the Subsidiaries regarding all outstanding loans, accounts, notes and other receivables are accurate in all material respects, and with respect to each loan that FirstBancorporation's or any of the Subsidiaries' loan documentation indicates is secured by Loan Collateral, to the Knowledge of FirstBancorporation such loan is secured by valid, perfected and enforceable liens on all

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such Loan Collateral having the priority described in such Person's documentation of such loan.

     (c) Each material loan reflected as an asset on FirstBancorporation's or any of the Subsidiaries' books as of the date hereof, and each material guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon, and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

     (d) Schedule 5.11 lists as of the date hereof: (i) each loan, extension of credit or other Asset that is classified by any Regulatory Authority or FirstBancorporation or any of the Subsidiaries as "Loss", "Doubtful", "Substandard" or "Special Mention" (or otherwise by words of similar import) or that FirstBancorporation or any of the Subsidiaries has designated as a special asset or for special handling or placed on any "watch list" because of concerns regarding the ultimate collectibility or deteriorating condition of such Asset or any obligor or Loan Collateral therefor; and (ii) each loan or extension of credit of FirstBancorporation or any of the Subsidiaries that is past due 30 days or more as to the payment of principal and/or interest, or as to which FirstBancorporation or any Subsidiary has given written notice of default which has not been cured, or is to the Knowledge of FirstBancorporation the subject of a proceeding in bankruptcy, or as to which the obligor otherwise has indicated any inability or intention not to repay such loan or extension of credit.

     (e) Each of the loans and other extensions of credit by FirstBancorporation or any of the Subsidiaries (with the exception of those loans and extensions of credit listed on Schedule 5.11) is as of the date hereof to the Knowledge of FirstBancorporation collectible in the ordinary course of such Person's business in an amount that is not less than the amount at which it is carried on such Person's books and records net of reserves reflected on such Person's books and records.

     (f) Each of FirstBancorporation's and the Subsidiaries' reserve for possible loan losses shown in the Financial Statements and the Interim Quarterly Financial Statements (i) has been (or will be in the case of the Interim Quarterly Financial Statements) established in conformity with Generally Accepted Accounting Principles and all applicable requirements of applicable Regulatory Authorities, (ii) in the reasonable opinion of such Person's management, as of the respective dates referenced therein, is (or will be in the case of the Interim Quarterly Financial Statements) reasonable in view of the size and character of such Person's loan portfolio, current economic conditions and other relevant factors, and (iii) in the reasonable opinion of such Person's management, as of the respective dates referenced therein, is (or will be in the case of the Interim Quarterly Financial Statements) adequate to provide for losses relating to or the risk of loss inherent in such Person's loan portfolio.

     (g) Neither the terms of any loan made by FirstBancorporation or any of the Subsidiaries, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, violates in any material respect any Law applicable thereto, including without limitation, the Truth-in-Lending Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, Regulations O and Z of the Federal Reserve Board, the Community Reinvestment Act of 1977, the Equal Credit Opportunity Act, all as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury, except where any such violation would not, individually or in the aggregate with all other such violations, have a Material Adverse Effect on FirstBancorporation.

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     5.12 SECURITIES PORTFOLIO AND INVESTMENTS.  All securities owned by
FirstBancorporation or any of the Subsidiaries (whether owned of record or beneficially) are held free and clear of all Liens (other than Permitted Liens). There are no voting trusts or other agreements or undertakings to which FirstBancorporation or any of the Subsidiaries is a party with respect to the voting of any such securities. Except for fluctuations in the market values of United States Treasury and agency or municipal securities, since December 31, 1998, there has been no significant deterioration or material adverse change in the quality, or any material decrease in the value, of the securities portfolio of FirstBancorporation and the Subsidiaries, taken as a whole.

     5.13 ENVIRONMENTAL MATTERS.

     (a) All of the Real Property owned or leased by FirstBancorporation or any Subsidiary and all of the Loan Collateral that is in the nature of real property is and has been in compliance with all Environmental Laws, except where any such noncompliance would not, individually or in the aggregate with all other such noncompliances, have a Material Adverse Effect on FirstBancorporation.

     (b) As of the date hereof, there is no Litigation pending or, to the Knowledge of FirstBancorporation, threatened, before any court, Governmental Authority, board or other forum relating to the Real Property owned or leased by FirstBancorporation or any Subsidiary or any Loan Collateral that is in the nature of real property in which FirstBancorporation or any Subsidiary has been or may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, and to the Knowledge of FirstBancorporation there is no reasonable basis for any such Litigation.

     (c) There have been no releases of Hazardous Materials in, on, under or affecting any of the Real Property owned or leased by FirstBancorporation or any Subsidiary or any Loan Collateral that is in the nature of real property, except where any such release would not, individually or in the aggregate with all other such releases, have a Material Adverse Effect on FirstBancorporation.

     5.14 COMPLIANCE WITH LAWS. Each of FirstBancorporation and the Subsidiaries has in effect all Permits required for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any Material Permit. Except as disclosed in Schedule 5.14, neither FirstBancorporation nor any of the Subsidiaries: (i) is in material violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business; and (ii) has since December 31, 1995, received any notification or communication from any Governmental Authority (A) asserting that it is in material violation of any of the Laws or Orders that such Governmental Authority enforces, (B) threatening to revoke any Permits, or
(C) requiring it to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any resolution or similar undertaking that restricts the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

     5.15 LABOR RELATIONS; EMPLOYMENT MATTERS.

     (a) Neither FirstBancorporation nor any of the Subsidiaries is party to any collective bargaining agreement, nor is it the subject of any Litigation seeking to compel it to bargain

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with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving FirstBancorporation or any of the Subsidiaries pending or threatened, and to the Knowledge of FirstBancorporation, there is no activity involving FirstBancorporation's or any of the Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     (b) Except as set forth in Schedule 5.15, there are no obligations (including obligations under any loans) payable or owing by FirstBancorporation or any Subsidiary to any Affiliates, officers, directors, or employees of FirstBancorporation or any Subsidiary or any of their Affiliates, except salaries, wages, bonuses and salary advances, benefits and reimbursement of expenses incurred and accrued in the ordinary course of business, nor are there any obligations (including obligations under any loans) payable or owing by any such Persons or their Affiliates to FirstBancorporation or any Subsidiary, nor has FirstBancorporation or any Subsidiary guaranteed any of such Persons' loans or obligations to any Person; provided, however, that the foregoing representation and warranty shall only apply to material obligations payable or owing by FirstBancorporation or any Subsidiary to, and material obligations payable or owing by, employees of FirstBancorporation or any Subsidiary who are not Affiliates, officers or directors of FirstBancorporation or any Subsidiary. Except as set forth in Schedule 5.15, each employee of FirstBancorporation and each Subsidiary is employed on an "at-will" basis, and there are no employment agreements or similar arrangements with any such employees.

     (c) Each of FirstBancorporation and the Subsidiaries is in substantial compliance with all laws and other obligations relating to employment, denial of employment or employment opportunity and termination of employment.

     (d) There is no controversy pending or, to the Knowledge of FirstBancorporation, threatened between FirstBancorporation or any of the Subsidiaries and any of its present or former officers, directors, supervisory personnel or any group of its employees, except where any such controversy would not, individually or in the aggregate with all other such controversies, have a Material Adverse Effect on FirstBancorporation.

     5.16 EMPLOYEE BENEFIT PLANS; ERISA.

     (a) Schedule 5.16 identifies each Benefit Plan by name and ERISA plan number, if any. Neither FirstBancorporation nor any of the Subsidiaries has a formal plan or commitment nor has it made an announcement of its intentions, whether or not legally binding, to create any additional Benefit Plan or modify or change any existing Benefit Plan except as specifically contemplated by this Agreement. With respect to each Benefit Plan, a true and complete copy of each of the following has been delivered to FNC:

          (i) the written Benefit Plan, if any (including all amendments thereto);

          (ii) the annual returns or reports (including, without limitation, reports on the Form 5500 series, including all attachments thereto), if required under ERISA or the Code, for the three most recent plan years with filing deadlines prior to the date of the Agreement or for which returns have actually been prepared or filed prior to the date of the Agreement and a copy of each summary annual report with respect to each such annual report;

          (iii) the most recent summary plan description, if any, together with each subsequent summary of material modifications, required under ERISA, and all other material employee communications;

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

          (iv) all written rules, regulations, procedures and interpretations, if any, for such Benefit Plan;

          (v) if such Benefit Plan is funded through a trust or other funding arrangement, including insurance contracts, the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof;

          (vi) all contracts relating to such Benefit Plan with respect to which it may have any liability, including, without limitation, insurance contracts, investment management agreements, subscription and participation agreements, administration agreements and record keeping agreements;

          (vii) if such Benefit Plan is intended to be qualified under Section 401(a) of the Code, (A) the most recent determination letter received from the Internal Revenue Service, (B) each subsequent determination letter, and
     (C) complete copies of the determination letter applications (including attachments and cover letters) for such determination letters; and

          (viii) all rulings, opinion letters, information letters or advisory opinions issued by the Internal Revenue Service or the United States Department of Labor within the ten-year period prior to the date of this Agreement.

     (b) Prohibited Transactions.  No prohibited transaction (as defined in
Section 4975 of the Code or Section 406 of ERISA) or transaction that would violate Section 404 of ERISA has occurred with respect to any Benefit Plan which is an "employee benefit plan" as defined in Section 3(3) of ERISA in connection with which FirstBancorporation or any of the Subsidiaries or any of their respective officers, directors or employees would be subject, directly or indirectly, to any tax, penalty or liability to any person for prohibited transactions or breach of fiduciary responsibility under ERISA or the Code (including, without limitation, liability for a breach of fiduciary responsibility by a cofiduciary pursuant to Section 405 of ERISA).

     (c) Funding. Except as disclosed on Schedule 5.16, full payment has been made of all amounts that each of FirstBancorporation and the Subsidiaries is required to have paid under the terms of each Benefit Plan and applicable law (including any employee salary deferral contributions described in Section 125 or 401(k) of the Code).

     (d) Compliance with Applicable Law. (i) Each Benefit Plan that is subject to Title I of ERISA conforms to, and its administration is in substantial compliance with, applicable federal laws, including but not limited to ERISA;
(ii) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code meets all of the applicable operational requirements for qualification and meets all of the plan document requirements for qualification that are required to be included in the plan document as of the Closing Date, and either a favorable determination letter has been received or has been applied for, and nothing has occurred since the most recent favorable determination letter that would adversely affect such qualification; (iii) each Benefit Plan that includes a cash or deferred arrangement described in Section 401(k) of the Code has been administered in accordance with all applicable requirements of Section 401(k) and the Treasury Regulations issued thereunder; and (iv) each Benefit Plan that includes a cafeteria plan described in Section 125 of the Code has been administered in accordance with all applicable requirements of Section 125 and the Treasury Regulations issued thereunder. There is no pending or, to the Knowledge of FirstBancorporation, threatened action, claim or proceeding against or with respect to any Benefit Plan by the Internal Revenue Service,

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

the Department of Labor, the Equal Employment Opportunity Commission, or any participant, beneficiary or any other person or entity involving any aspect of the Benefit Plans (other than routine benefit claims), nor to the Knowledge of FirstBancorporation are there any facts that could form the basis for any such action, claim or proceeding. The reporting and disclosure requirements of the Code and ERISA, the bonding requirements of ERISA, and other provisions applicable to the Benefit Plans have been fully complied with in all material respects.

     (e) Multiemployer Plans; Pension Plans. Neither FirstBancorporation nor any of the Subsidiaries participates in or contributes to, nor has it ever participated in or contributed to, any "multiemployer plan." Except as disclosed on Schedule 5.16, neither FirstBancorporation nor any of the Subsidiaries maintains nor has ever maintained an "employee pension benefit plan" as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA.

     (f) Effect of Agreement. Except as disclosed on Schedule 5.16, the execution and performance of this Agreement will not result in any (i) payment (whether retirement benefits, severance pay, unemployment compensation, "change-in-control" payment or otherwise) becoming due from FirstBancorporation, any Subsidiary, FNC or any FNC Subsidiary to any employee, former employee or director of FirstBancorporation or any of the Subsidiaries, (ii) increase in benefits otherwise payable under any Benefit Plan, or (iii) acceleration of the time of payment or vesting of any such benefits. No amounts payable by FirstBancorporation, any Subsidiary, FNC or any FNC Subsidiary to any officer, employee or director of FirstBancorporation or any of the Subsidiaries under any Benefit Plan in connection with the transactions contemplated hereby will fail to be deductible for federal income tax purposes by virtue of Section 280G or
Section 162(m) of the Code.

     (g) Benefits for Former Employees. Except as disclosed on Schedule 5.16, no Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees beyond retirement or other termination of service other than (i) coverage mandated by Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and Title XXII of the Public Health Service Act (collectively, "COBRA"); (ii) death benefits or retirement benefits under any Benefit Plan qualified under
Section 401(a) of the Code; (iii) disability benefits under any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) that have been fully provided for by insurance or otherwise; (iv) deferred compensation benefits accrued as liabilities on the books of FirstBancorporation or any of the Subsidiaries; or (v) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary). Each Benefit Plan that is subject to the provisions of COBRA has been, and as of the Closing Date will have been, maintained in compliance with the provisions of COBRA.

     5.17 INSURANCE. Schedule 5.17 lists all of the insurance policies involving a one-time or annual premium payment in excess of $10,000 (the "POLICIES") maintained by each of FirstBancorporation and the Subsidiaries, and for each indicates the insurer's name, policy number, expiration date and amount and type of coverage. The Policies provide coverage in such amounts and against such liabilities, casualties, losses or risks as is customary or reasonable for entities engaged in FirstBancorporation's or the Subsidiary's, as the case may be, business or as is required by applicable law or regulations. Each of the Policies is in full force and effect and is valid and enforceable in accordance with its terms, and is underwritten by an insurer of recognized financial responsibility and qualified to transact

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

business in South Carolina. FirstBancorporation or the Subsidiary, as the case may be, has taken all requisite actions (including the giving of required notices) under each such Policy in order to preserve all rights thereunder with respect to all matters, and the coverage of all such Policies will not be restricted as a result of the transactions contemplated hereby. Neither FirstBancorporation nor any of the Subsidiaries is in Default under the provisions of any Policy, nor has it received notice of cancellation, nonrenewal, reduction or elimination of coverage, or premium increase with respect to any Policy, except as set forth in Schedule 5.17. There has been no failure to pay any premium on any Policy, and there have been no material inaccuracies or misstatements in any application for any Policy. There are no material pending claims with respect to any Policy that are not fully covered by insurance maintained by FirstBancorporation or any Subsidiary (subject only to deductible amounts), and to the Knowledge of FirstBancorporation, there exists no state of facts and there is no anticipated event the occurrence of which is reasonably likely to form the basis for any such claim.

     5.18 CONTRACTS.

     (a) Schedule 5.18(a) sets forth each Contract (other than Contracts evidencing loans or other extensions of credit, deposit liabilities, purchases of federal funds, Federal Home Loan Bank or Federal Reserve Bank advances and trade payables, in each case entered into in the ordinary course of business consistent with past practices) to which FirstBancorporation or any Subsidiary is a party or by which it or its Assets are bound that (i) is not terminable in writing without penalty on 30 days' notice or less and involves an annual obligation to or by FirstBancorporation or any Subsidiary exceeding $10,000,
(ii) relates to the borrowing of money by FirstBancorporation or any Subsidiary or the guarantee by FirstBancorporation or any Subsidiary of any obligation for borrowed money, (iii) is a lease of Real Property by FirstBancorporation or a Subsidiary, or (iv) is otherwise material to FirstBancorporation's or any Subsidiary's business or its Assets (other than documentation regarding lending transactions) (such Contracts set forth on Schedule 5.18(a) being referred to herein as the "MATERIAL CONTRACTS"). With respect to each Material Contract, except as noted on Schedule 5.18(a), (i) such Material Contract is in full force and effect; (ii) no party thereto is in Default thereunder; (iii) no party thereto has repudiated or waived any material provision thereof; and (iv) a complete copy thereof, including all amendments thereto, has been delivered to FNC. Except as noted on Schedule 5.18(a), with respect to any Material Contract under which FirstBancorporation or any of the Subsidiaries is indebted for money borrowed, such indebtedness is prepayable at any time by FirstBancorporation or the Subsidiary, as the case may be, without penalty or premium.

     (b) Schedule 5.18(b) sets forth each Material Contract to which FirstBancorporation or any of the Subsidiaries is a party or by which it or its Assets are bound, the terms of which (i) prevent or restrict the assignment of such Material Contract by FirstBancorporation or any Subsidiary, and define assignment to include a change in control of FirstBancorporation or any Subsidiary, the merger or consolidation of FirstBancorporation or any Subsidiary with another entity or other similar dispositions of FirstBancorporation or any Subsidiary, (ii) will be or are likely to be violated by the consummation of the transactions contemplated herein, or (iii) otherwise make the Consent of one or more other parties to such Material Contract necessary or desirable in connection with the transactions contemplated herein.

     5.19 LEGAL PROCEEDINGS. Except as listed on Schedule 5.19, as of the date hereof, there is no Material Litigation (as defined below) instituted or pending or, to the

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

Knowledge of FirstBancorporation, threatened against FirstBancorporation or any of the Subsidiaries or against any of their respective Assets, and there are no Orders outstanding against or unsatisfied by FirstBancorporation or any of the Subsidiaries or against any of their respective Assets. For purposes of this Agreement, "MATERIAL LITIGATION" shall mean (i) any Litigation involving a claim for equitable relief or monetary damages in excess of $10,000, (ii) any Litigation commenced by, or involving, any Governmental Authority and (iii) any other Litigation that in the reasonable opinion of FirstBancorporation is material to its business and operations. FirstBancorporation shall provide FNC with notice of all Material Litigation and Orders arising after the date hereof.

     5.20 ABSENCE OF OTHER LIABILITIES. Except as disclosed on Schedule 5.20, neither FirstBancorporation nor any of the Subsidiaries has any Liabilities other than (i) Liabilities reserved against or otherwise disclosed in the Financial Statements or the notes to the Financial Statements, and (ii) Liabilities incurred after December 31, 1998 in the ordinary course of business consistent (in amount and kind) with past practice or Liabilities incurred in accordance with the specific terms of this Agreement (and transaction fees and expenses not materially in excess of the estimates set forth in Schedule 1.1). Except as disclosed in Schedule 5.20, no facts or circumstances exist that would reasonably be expected to serve as the basis for any other Liabilities of FirstBancorporation or any of the Subsidiaries that would be required to be disclosed on Schedule 5.20.

     5.21 ABSENCE OF CHANGES OR EVENTS. Since December 31, 1998, neither FirstBancorporation nor any Subsidiary has: (i) issued any shares of its capital stock or declared, set aside or paid any dividend or distribution with respect to shares of its capital stock other than the issuance of shares pursuant to the exercise of FirstBancorporation Options and dividends and distributions to FirstBancorporation by the Subsidiaries; (ii) made any material changes in any Benefit Plan; (iii) granted or made any commitments with respect to any increases in any form of compensation to its employees except in the ordinary course of business consistent with past practices; (iv) entered into any Material Contract or conducted its business other than in the ordinary course of business consistent with past practices and this Agreement; or (v) suffered any Material Adverse Effect.

     5.22 REPORTS.

     (a) Since December 31, 1995, FirstBancorporation has filed on a timely basis all reports, registrations and statements, together with any amendments, that it was required to file with the SEC, including without limitation Forms 10-KSB, Forms 10-QSB and proxy statements (collectively, the "SEC REPORTS"). As of their respective dates, the SEC Reports complied in all material respects with all of the rules and regulations promulgated by the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

     (b) Each of FirstBancorporation and the Subsidiaries has filed and delivered or made available to FNC to the extent permitted by Law all forms, reports, statements and documents, together with any amendments required to be made with respect thereto, required to be filed by such Person with the OCC, the FDIC and the Board of Governors of the Federal Reserve System and any other Regulatory Authority since December 31, 1995 (other than the SEC Reports) (collectively, the "REGULATORY REPORTS"). The Regulatory Reports at the time filed and amended were in all material respects accurate

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

and complete and complied in all material respects with all applicable Laws and the other requirements applicable thereto. As of its respective date, each such Regulatory Report did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     (c) None of the information supplied or to be supplied by FirstBancorporation or any of the Subsidiaries in writing for inclusion in any document to be filed by FNC or FirstBancorporation or any of the Subsidiaries with the OCC, the FDIC, the Board of Governors of the Federal Reserve System or any other Regulatory Authority in connection with the actions contemplated hereby is or will be false or misleading with respect to any material fact, nor does it or will it omit to state any material fact necessary to make such information not misleading. All documents that FirstBancorporation or any of the Subsidiaries is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.23 ACCOUNTING, TAX AND REGULATORY MATTERS. Neither FirstBancorporation nor any of the Subsidiaries has taken any action, and to the Knowledge of FirstBancorporation there is no fact or circumstance, that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in SECTION 9.1(B) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     5.24 CHARTER PROVISIONS. Each of FirstBancorporation and the Subsidiaries has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the articles of incorporation, articles of association, bylaws, or other governing instruments of FirstBancorporation and the Subsidiaries or restrict or impair the ability of FNC or any FNC Subsidiary to vote or otherwise to exercise the rights of a shareholder with respect to shares of FirstBancorporation and the Subsidiaries that may be directly or indirectly acquired or controlled by it.

     5.25 CERTAIN REGULATED BUSINESSES. Neither FirstBancorporation nor any of the Subsidiaries is an "investment company" as defined in the Investment Company Act of 1940, as amended, nor is it a "public utility holding company" as defined in the Public Utility Holding Company Act of 1935, as amended.

     5.26 COMMISSIONS. No broker, finder or other Person is entitled to any brokerage fees, commissions or finder's fees from FirstBancorporation or any Subsidiary in connection with the transactions contemplated hereby by reason of any action taken by FirstBancorporation, any of the Subsidiaries or any of FirstBancorporation's shareholders other than the payment of fees to RP Financial LC in an amount not to exceed $42,500, plus reasonable out-of-pocket expenses.

     5.27 REGISTRATION STATEMENT; JOINT PROXY STATEMENT/PROSPECTUS. Subject to the accuracy of the representations contained in SECTION 6.10, the information supplied by FirstBancorporation or any Subsidiary in writing for inclusion in the registration statement (the "REGISTRATION STATEMENT") covering the shares of FNC Stock to be issued pursuant to this Agreement shall not, at the time the Registration Statement (including any

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amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The joint proxy statement/prospectus that may be sent to the shareholders of FNC to consider the Merger and the issuance of shares of FNC Stock in connection with the Merger (if the Merger is structured as a merger of FirstBancorporation with and into FNC as provided by SECTION 2.1 of this Agreement), and that will be sent to the shareholders of FirstBancorporation in connection with the meeting of the shareholders of FirstBancorporation to consider the Merger (all such meetings collectively, the "SHAREHOLDER MEETINGS") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "JOINT PROXY STATEMENT/PROSPECTUS") will not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders, at the time of the Shareholder Meetings and at the Effective Time, (a) contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (b) contain any statement which (i) at the time and in light of the circumstances under which it was made is false or misleading with respect to any material fact or (ii) omits to state any material fact necessary to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholder Meetings which has become false or misleading. If at any time prior to the Effective Time any event relating to FirstBancorporation or any Subsidiary or any of their Affiliates, officers or directors should be discovered by FirstBancorporation or any Subsidiary which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, FirstBancorporation will promptly inform FNC. The Joint Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Laws. Notwithstanding the foregoing, neither FirstBancorporation nor any Subsidiary makes any representation or warranty with respect to any information supplied by FNC or any FNC Subsidiary which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Joint Proxy Statement/Prospectus.

     5.28 TAKEOVER LAWS. FirstBancorporation has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any Takeover Laws applicable to FirstBancorporation and the Subsidiaries.

                                   ARTICLE VI

                     REPRESENTATIONS AND WARRANTIES OF FNC

     FNC represents and warrants to FirstBancorporation as follows:

     6.1 ORGANIZATION.

     (a) FNC is a corporation duly organized, validly existing and in good standing under the Laws of the State of South Carolina, and is duly registered as a bank holding company under the Act. Each of the FNC Subsidiaries is a national banking association organized and existing under the laws of the United States of America. Each of FNC and the FNC Subsidiaries has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets.

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

     (b) Each FNC Subsidiary is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and all deposits in the FNC Subsidiaries are insured by the FDIC to the maximum extent permitted by applicable Law.

     6.2 AUTHORITY; NO BREACH BY AGREEMENT.

     (a) FNC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of and performance of its obligations under this Agreement and the other documents contemplated hereby, and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FNC, subject only to the approval of this Agreement by the shareholders of FNC. This Agreement represents a legal, valid, and binding obligation of FNC, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by a court acting in equity, applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally).

     (b) Neither the execution and delivery of this Agreement by FNC, nor the consummation by FNC of the transactions contemplated hereby, nor compliance by FNC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of (A) the articles of association or bylaws of any FNC Subsidiary, or (B) the articles of incorporation or bylaws of FNC, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of FNC or any FNC Subsidiary under, (A) any "material contract" (within the meaning of Item 601(b)10 of the SEC's Regulation S-K) or Material Permit of FNC or any FNC Subsidiary or (B) any material loan, account, note or other receivable reflected as an asset on the books and records of FNC and the FNC Subsidiaries, or (iii) subject to obtaining the requisite Consents referred to in SECTION 9.1(B) of this Agreement, violate any Law or Order applicable to FNC or any FNC Subsidiary or any of their respective Assets in a manner that would impose any material liability, obligation or limitation on FNC or any FNC Subsidiary.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications that are to be made or obtained pursuant to this Agreement, no notice to, filing with, or Consent of, any Governmental Authority is necessary for the consummation by FNC of the Merger and the other transactions contemplated in this Agreement.

     (d) Assuming the Board of Directors of FNC recommends this Agreement to the shareholders of FNC, the affirmative vote of the holders of two-thirds of the outstanding shares of FNC Stock is the only vote of the holders of any class or series of FNC capital stock necessary to approve this Agreement and the Merger.

     6.3 CAPITAL STOCK.

     (a) The authorized capital stock of FNC consists of 40,000,000 shares of FNC Stock, of which 5,821,775 shares were issued and outstanding as of December 31, 1998, which constitutes FNC's only issued and outstanding securities as of such date. Each

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outstanding share of FNC Stock (i) has been duly authorized and is validly issued and outstanding, and is fully paid and nonassessable, (ii) has not been issued in violation of the preemptive rights of any shareholders, and (iii) has been issued in compliance with the Securities Laws.

     (b) Shares of FNC Stock to be issued hereunder are duly authorized and, upon issuance, will be validly issued and outstanding and fully paid and nonassessable, free and clear of any Liens. Shares of FNC Stock to be issued hereunder will be issued in compliance with the Securities Laws. None of the shares of FNC Stock to be issued pursuant to this Agreement will be issued in violation of any preemptive rights of the current or past shareholders of FNC.

     6.4 FNC'S FINANCIAL STATEMENTS. FNC's consolidated audited statements of income, cash flow and shareholders' equity for the years ended December 31, 1998, 1997 and 1996 and audited balance sheet as of December 31, 1998 and 1997, together with the notes thereto, which have been provided or made available to FirstBancorporation (collectively, the "FNC FINANCIAL STATEMENTS"), have been prepared in accordance with Generally Accepted Accounting Principles and fairly present in all material respects the results of operations and financial position of FNC for the periods and as of the dates set forth therein.

     6.5 REPORTS. Since December 31, 1995, FNC has filed on a timely basis all reports, registrations and statements, together with any required amendments thereto, that it was required to file with: (i) the SEC, including without limitation Forms 10-K, Forms 10-Q and proxy statements; and (ii) other Regulatory Authorities (collectively, the "REPORTS"). The Reports at the time filed and amended were in all material respects accurate and complete and complied in all material respects with all applicable Laws and the other requirements applicable thereto. As of its respective date, each such Report did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

     6.6 ABSENCE OF CHANGES. Since December 31, 1998, FNC and the FNC Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby), and FNC has not incurred a Material Adverse Effect.

     6.7 LEGAL PROCEEDINGS. Except as disclosed in the Reports filed by FNC prior to the date hereof, there is no Litigation instituted or pending or, to the Knowledge of FNC, threatened against FNC or any FNC Subsidiary, or against any Asset, interest or right of FNC or any FNC Subsidiary, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNC, nor are there any Orders outstanding against FNC or any FNC Subsidiary that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNC.

     6.8 ACCOUNTING, TAX AND REGULATORY MATTERS. Neither FNC nor any of the FNC Subsidiaries has taken any action, and to the Knowledge of FNC there is no fact or circumstance, that is reasonably likely, to (i) prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay obtaining any Consents of Regulatory Authorities referred to in SECTION 9.1(B) of this Agreement or result in the

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imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     6.9 COMMISSIONS. No broker, finder or other Person is entitled to any brokerage fees, commissions or finder's fees from FNC or any FNC Subsidiary in connection with the transactions contemplated hereby by reason of any action taken by FNC or any of the FNC Subsidiaries other than the payment of fees to The Robinson-Humphrey & Company.

     6.10 REGISTRATION STATEMENT; JOINT PROXY STATEMENT/PROSPECTUS. Subject to the accuracy of the representations contained in SECTION 5.27, the information supplied by FNC or any FNC Subsidiary in writing for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Joint Proxy Statement/Prospectus will not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders, at the time of the Shareholder Meetings and at the Effective Time, (a) contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of circumstances under which they were made, not misleading, or (b) contain any statement which (i) at the time and in light of the circumstances under which it was made is false or misleading with respect to any material fact or (ii) omits to state any material fact necessary to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholder Meetings which has become false or misleading. If at any time prior to the Effective Time any event relating to FNC, the FNC Subsidiaries or any of their Affiliates, officers or directors should be discovered by FNC or any FNC Subsidiary which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement/Prospectus, FNC will promptly inform FirstBancorporation. The Joint Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Laws. Notwithstanding the foregoing, FNC makes no representation or warranty with respect to any information supplied by FirstBancorporation or the Subsidiaries which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Joint Proxy Statement/Prospectus.

     6.11 TAX MATTERS. Each of FNC and the FNC Subsidiaries has timely filed (including extension periods) all Tax Returns required to be filed for any period ending on or before the date hereof, or if applicable, any period that includes such date. All such Tax Returns are correct and complete in all material respects. Each of FNC and the FNC Subsidiaries has timely paid or will timely pay or cause to be paid all Taxes (whether or not shown on any Tax Return) when due to any taxing authority with respect to all such periods. Neither FNC nor any of the FNC Subsidiaries has received written notice that the Internal Revenue Service or any other taxing authority has asserted against FNC or any of the FNC Subsidiaries any deficiency or claim for additional Taxes in connection therewith which could reasonably result in a material liability to FNC and neither FNC nor any of the FNC Subsidiaries reasonably expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. Neither FNC nor any of the FNC Subsidiaries has filed a consent under Code sec.341(f) concerning collapsible corporations. Neither FNC nor any of the FNC Subsidiaries has made any payments, nor is it obligated to make any payments, nor is it a party to any agreement that under certain

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circumstances could obligate it to make any payments that will not be deductible under Code sec.280G. Neither FNC nor any of the FNC Subsidiaries has been a United States real property holding corporation within the meaning of Code sec.897(c)(2) during the applicable period specified in Code sec.897(c)(1)(A)(ii). To the knowledge of FNC, each of FNC and the FNC Subsidiaries has disclosed on the federal Income Tax Returns of FNC and the FNC Subsidiaries all positions taken therein that could give rise to a substantial understatement of federal Income Taxes within the meaning of Code sec.6662. Neither FNC nor any of the FNC Subsidiaries has been a member of an affiliated group (as defined by the Code) filing a consolidated federal income tax return with any Person other than FNC or the FNC Subsidiaries nor does it have any liability for the Income Taxes of any Person other than FNC and the FNC Subsidiaries under Treas. Reg. sec.1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise. The books and records of FNC and each of the FNC Subsidiaries accurately and completely set forth in all material respects the basis of FNC and the FNC Subsidiaries in its assets and the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to FNC or the FNC Subsidiaries, all as of December 31, 1998. The unpaid Income Taxes of FNC and the FNC Subsidiaries did not, as of December 31, 1998, exceed in any material respect the reserve for tax liability (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the balance sheet as of such date contained in the FNC Financial Statements, and any such unpaid Income Taxes do not exceed in any material respect that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practices of FNC in filing its Income Tax returns. Neither FNC nor any of the FNC Subsidiaries has been granted nor has FNC or any of the FNC Subsidiaries been given any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of any Tax. All deposits required by law to be made by FNC or the FNC Subsidiaries with respect to employees' withholding taxes have been made. Each of FNC and the FNC Subsidiaries has withheld and paid in all material respects all Taxes required to have been withheld and paid in connection with the amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. There are no Liens for the payment of Taxes on any assets of FNC or any of the FNC Subsidiaries except for statutory Liens for property Taxes that are not past due as to payment. There are no disputes or claims pending against FNC or any of the FNC Subsidiaries for past due Taxes in a material amount, and, to the Knowledge of FNC, there is no claim or dispute threatened against FNC or any of the FNC Subsidiaries, or any basis for such a claim or dispute, for past due Taxes. During the past five years, no such claim has been made by an authority in a jurisdiction where FNC or any of the FNC Subsidiaries does not file Tax Returns. As of the date hereof, there are not any matters under discussion with any federal, state, local or other authority with respect to any additional Taxes relating to FNC or any of the FNC Subsidiaries. All amounts required to be paid by FNC or any of the FNC Subsidiaries as estimated Income Taxes under Code
Section 6655, and any comparable provisions of state or local statutes, have been duly paid, except where the failure to make such payments would not, individually or in the aggregate with other such nonpayments, result in a material liability to FNC. There are no tax rulings, requests for rulings or closing agreements relating to FNC or any of the FNC Subsidiaries that could affect its liability for Income Taxes for any period after the Closing Date. Any adjustment of Taxes of FNC or any of the FNC Subsidiaries made by the Internal Revenue Service in any examination which is required to be reported to state, foreign, or local taxing authorities has been so reported and any additional Taxes due with respect thereto have

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been paid. To the Knowledge of the FNC, there are no facts that, if known to any taxing authority, would likely result in the issuance of a notice of proposed deficiency or similar notice of intention to assess Income Taxes in any material amount against FNC or any of the FNC Subsidiaries. Neither FNC nor any of the FNC Subsidiaries has taken any action not in accordance with its past practices that would have the effect of deferring any tax liability for FNC or any of the FNC Subsidiaries from any taxable period ending on or before the Closing Date to any taxable period ending after the Closing Date. No material amount of income recognized, for federal, state, local or foreign Income Tax purposes, by FNC or any of the FNC Subsidiaries during the period beginning January 1, 1999 and ending on the Closing Date will be derived other than in the ordinary course of business or arise from transactions of a type not reflected on the relevant return for the taxable period ending on December 31, 1998. Neither FNC nor any of the FNC Subsidiaries has any deferred gain or loss arising from deferred intercompany transactions (as described in Section 1.1502-13 of the Treasury Regulations) with respect to the stock or obligations of any other member of FNC's or any of the FNC Subsidiaries' affiliated group (as described in Section 1.1502-14 of the Treasury Regulations). No property of FNC or any of the FNC Subsidiaries is "tax exempt use property" within the meaning of Section 168(h) of the Code. Except as set forth on SCHEDULE 6.11, neither FNC nor any of the FNC Subsidiaries is required to include in income any adjustment pursuant to
Section 481(a) of the Code (or similar provisions of other law or regulation) by reason of a change in an accounting method, nor does FNC or any of the FNC Subsidiaries have any knowledge that the Internal Revenue Service (or other taxing authority) has proposed or is considering any such change in an accounting method. Neither FNC nor any of the FNC Subsidiaries is a party to an interest rate swap, currency swap, or similar transaction. Neither FNC nor any of the FNC Subsidiaries has any corporate acquisition indebtedness, as defined in Section 279(b) of the Code, or any obligations described in Section 279(a)(2) of the Code. The accruals for deferred federal income taxes reflected in the FNC Financial Statements, for the period ended December 31, 1998 are adequate to cover any deferred income tax liability of FNC and each of the FNC Subsidiaries determined in accordance with Generally Accepted Accounting Principles through the date thereof. All Income Taxes as to which FNC and each of the FNC Subsidiaries may be liable which relate to period ending on or before the December 31, 1998 have been adequately accrued or reserved in the FNC Financial Statements as of such date in accordance with Generally Accepted Accounting Principles.

     6.12 LOANS, ACCOUNTS, NOTES AND OTHER RECEIVABLES; LOAN COLLATERAL.

     (a) All loans, accounts, notes and other receivables reflected as assets on each of FNC's and the FNC Subsidiaries' books and records (i) have resulted from bona fide business transactions in the ordinary course of such Person's operations, (ii) were to the Knowledge of FNC made in compliance with such Person's standard loan policies and procedures, and (iii) are owned by such Person free and clear of all Liens (other than Permitted Liens), or other exceptions to title or to the ownership or collection rights of any other person or entity.

     (b) All records of FNC and the FNC Subsidiaries regarding all outstanding loans, accounts, notes and other receivables are accurate in all material respects, and with respect to each loan that FNC's or any of the FNC Subsidiaries' loan documentation indicates is secured by Loan Collateral, to the Knowledge of FNC such loan is secured by valid, perfected and enforceable liens on all such Loan Collateral having the priority described in such Person's documentation of such loan.

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

     (c) Each material loan reflected as an asset on FNC's or any of the FNC Subsidiaries' books as of the date hereof, and each material guaranty therefor, is the legal, valid and binding obligation of the obligor or guarantor thereon, and no defense, offset or counterclaim has been asserted with respect to any such loan or guaranty.

     (d) Schedule 6.12 lists as of the date hereof: (i) each loan, extension of credit or other Asset that is classified by any Regulatory Authority or FNC or any of the FNC Subsidiaries as "Loss", "Doubtful", "Substandard" or "Special Mention" (or otherwise by words of similar import) or that FNC or any of the FNC Subsidiaries has designated as a special asset or for special handling or placed on any "watch list" because of concerns regarding the ultimate collectibility or deteriorating condition of such Asset or any obligor or Loan Collateral therefor; and (ii) each loan or extension of credit of FNC or any of the FNC Subsidiaries that is past due 30 days or more as to the payment of principal and/or interest, or as to which FNC or any FNC Subsidiary has given written notice of default which has not been cured, or is to the Knowledge of FNC the subject of a proceeding in bankruptcy, or as to which the obligor otherwise has indicated any inability or intention not to repay such loan or extension of credit; provided that Schedule 6.12 shall list only such loans, extensions of credit or Assets described in subclauses (i) and (ii) above that have an original principal amount in excess of $250,000.

     (e) Each of the loans and other extensions of credit by FNC or any of the FNC Subsidiaries (with the exception of those loans and extensions of credit listed on Schedule 6.12) is as of the date hereof to the Knowledge of FNC collectible in the ordinary course of such Person's business in an amount that is not less than the amount at which it is carried on such Person's books and records net of reserves reflected on such Person's books and records.

     (f) Each of FNC's and the FNC Subsidiaries' reserve for possible loan losses shown in the FNC Financial Statements (i) has been established in conformity with Generally Accepted Accounting Principles and all applicable requirements of applicable Regulatory Authorities, (ii) in the reasonable opinion of such Person's management, as of the respective dates referenced therein, is reasonable in view of the size and character of such Person's loan portfolio, current economic conditions and other relevant factors, and (iii) in the reasonable opinion of such Person's management, as of the respective dates referenced therein, is adequate to provide for losses relating to or the risk of loss inherent in such Person's loan portfolio.

     (g) Neither the terms of any loan made by FNC or any of the FNC Subsidiaries, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, violates in any material respect any Law applicable thereto, including without limitation, the Truth-in-Lending Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989, Regulations O and Z of the Federal Reserve Board, the Community Reinvestment Act of 1977, the Equal Credit Opportunity Act, all as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury, except where any such violation would not, individually or in the aggregate with all other such violations, have a Material Adverse Effect on FNC.

     6.13 SECURITIES PORTFOLIO AND INVESTMENTS. All securities owned by FNC or any of the FNC Subsidiaries (whether owned of record or beneficially) are held free and clear of all Liens (other than Permitted Liens). There are no voting trusts or other agreements or undertakings to which FNC or any of the FNC Subsidiaries is a party with respect to the voting of any such securities. Except for fluctuations in the market values of United States

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Treasury and agency or municipal securities, since December 31, 1998, there has been no significant deterioration or material adverse change in the quality, or any material decrease in the value, of the securities portfolio of FNC and the FNC Subsidiaries, taken as a whole.

     6.14 ENVIRONMENTAL MATTERS.

     (a) All of the Real Property owned or leased by FNC or any FNC Subsidiary and all of the Loan Collateral that is in the nature of real property is and has been in compliance with all Environmental Laws, except where any such noncompliance would not, individually or in the aggregate with all other such noncompliances, have a Material Adverse Effect on FNC.

     (b) As of the date hereof, there is no Litigation pending or, to the Knowledge of FNC, threatened, before any court, Governmental Authority, board or other forum relating to the Real Property owned or leased by FNC or any FNC Subsidiary or any Loan Collateral that is in the nature of real property in which FNC or any FNC Subsidiary has been or may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, and to the Knowledge of FNC there is no reasonable basis for any such Litigation.

     (c) There have been no releases of Hazardous Materials in, on, under or affecting any of the Real Property owned or leased by FNC or any FNC Subsidiary or any Loan Collateral that is in the nature of real property, except where any release would not, individually or in the aggregate with all other such releases, have a Material Adverse Effect on FNC.

     6.15 COMPLIANCE WITH LAWS. Each of FNC and the FNC Subsidiaries has in effect all Permits required for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any Material Permit. Except as disclosed in Schedule 6.15, neither FNC nor any of the FNC Subsidiaries: (i) is in material violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business; and
(ii) has since December 31, 1995, received any notification or communication from any Governmental Authority (A) asserting that it is in material violation of any of the Laws or Orders that such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring it to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any resolution or similar undertaking that restricts the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

     6.16 LABOR RELATIONS; EMPLOYMENT MATTERS.

     (a) Each of FNC and the FNC Subsidiaries is in substantial compliance with all laws and other obligations relating to employment, denial of employment or employment opportunity and termination of employment.

     (b) There is no controversy pending or, to the Knowledge of FNC, threatened between FNC or any of the FNC Subsidiaries and any of its present or former officers, directors, supervisory personnel or any group of its employees, except where any such controversy would not, individually or in the aggregate with all other such controversies, have a Material Adverse Effect on FNC.

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     6.17 ABSENCE OF OTHER LIABILITIES.  Except as disclosed on Schedule 6.17, neither FNC nor any of the FNC Subsidiaries has any Liabilities other than (i) Liabilities reserved against or otherwise disclosed in the FNC Financial Statements or the notes thereto, and (ii) Liabilities incurred after December 31, 1998 in the ordinary course of business consistent (in amount and kind) with past practice or Liabilities incurred accordance with this Agreement (including transaction fees and expenses incurred in connection with the Merger). Except as disclosed in Schedule 6.17, no facts or circumstances exist that would reasonably be expected to serve as the basis for any other Liabilities of FNC or any of the FNC Subsidiaries that would be required to be disclosed on Schedule
6.17. Neither FNC nor any of the FNC Subsidiaries has received, or has reason to believe that it will not continue to receive, a rating of less than "satisfactory" on any Year 2000 Report of Examination of any Regulatory Authority.

     6.18 CERTAIN REGULATED BUSINESSES. Neither FNC nor any of the FNC Subsidiaries is an "investment company" as defined in the Investment Company Act of 1940, as amended, nor is it a "public utility holding company" as defined in the Public Utility Holding Company Act of 1935, as amended.

     6.19 TAKEOVER LAWS. FNC has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any Takeover Laws applicable to FNC and the FNC Subsidiaries.

                                  ARTICLE VII

                                   COVENANTS

     7.1 COVENANTS OF FIRSTBANCORPORATION.

     (a) Ordinary Conduct of Business. Except as otherwise contemplated by this Agreement, FirstBancorporation will, and will cause each of the Subsidiaries to, from the date of this Agreement to the Closing, conduct its business in the ordinary course in substantially the same manner as presently conducted and will make reasonable commercial efforts consistent with past practices to preserve its relationships with other Persons. Additionally, except as otherwise contemplated by this Agreement or as set forth on Schedule 7.1(a), FirstBancorporation will not, nor will it permit any of the Subsidiaries to, do any of the following without the prior written consent of FNC:

          (i) amend its articles of incorporation, articles of association or bylaws;

          (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any stock, options or equity equivalents of any class or any other of its securities (other than the issuance of shares of FirstBancorporation Stock pursuant to the exercise of FirstBancorporation Options outstanding on the date of this Agreement), or amend any of the terms of any securities outstanding as of the date hereof;

          (iii) (A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (C) redeem or otherwise acquire any of its securities;

          (iv) (A) incur or assume any long-term debt or issue any debt securities or, except under existing lines of credit and in amounts not material to it, incur or

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     assume any short-term debt other than in the ordinary course of business,
     (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (C) make any capital contributions to, or investments in, any other Person that, individually or in the aggregate, are greater than $10,000, or any new loan, loan renewal or advance to any Person or its Affiliates that, individually or in the aggregate, is greater than $350,000 other than those loans, renewals or advances for which FirstBancorporation or any Subsidiary has committed to make as of the date hereof (provided that any consent of FNC to make any such loan, loan renewal or advance shall not be unreasonably withheld), (D) pledge or otherwise encumber shares of its capital stock or (E) mortgage or pledge any of its Assets, tangible or intangible, or create or suffer to exist any Lien thereupon, except for Permitted Liens;

          (v) adopt or amend any Benefit Plan;

          (vi) grant to any director or senior officer any increase in his or her compensation or grant to any employee an increase in his or her compensation other than in the ordinary course of business consistent with past practice, or pay or agree to pay to any such person any bonus, severance or termination payment except in accordance with this Agreement, specifically including any such payment that becomes payable by virtue of the Merger or upon the termination of such person after the Closing;

          (vii) enter into or amend any employment Contract;

          (viii) (A) acquire, sell, lease or dispose of any material Assets outside the ordinary course of business, (B) enter into any Contract or transaction outside the ordinary course of business consistent with past practice, or (C) acquire, lease, dispose or agree to acquire, lease or dispose of any Real Property;

          (ix) (A) voluntarily change or modify any of the accounting principles or practices used by it or (B) revalue in any material respect any of its Assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (x) (A) acquire any Person (or division thereof), any equity interest therein or the assets thereof; (B) enter into, cancel or modify any Contract other than in the ordinary course of business consistent with past practices; (C) enter into, cancel or modify any Material Contract (provided that any consent of FNC to renew a Material Contract shall not be unreasonably withheld); (D) authorize any new capital expenditure or expenditures that, individually or in the aggregate, are in excess of $10,000 (provided that any consent of FNC to authorize such expenditure or expenditures shall not be unreasonably withheld); or (E) enter into or amend any Contract with respect to any of the foregoing;

          (xi) pay, discharge or satisfy, cancel, waive or modify any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in or contemplated by the Financial Statements or on Schedule 5.20, or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement and the Merger;

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

          (xii) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

          (xiii) take, or agree in writing or otherwise to take, any action that would make any of the representations or warranties of it contained in this Agreement untrue or incorrect in any material respect or would result in any of the conditions set forth in this Agreement not being satisfied; or

          (xiv) agree, whether in writing or otherwise, to do any of the foregoing.

     (b) No Solicitation. From the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to its terms, FirstBancorporation agrees that it will not and will not permit any of the Subsidiaries, or any of its or their officers, directors, employees, representatives, agents, or Affiliates, including, without limitation, any investment banker, attorney or accountant retained by FirstBancorporation or any of the Subsidiaries (collectively, the "REPRESENTATIVES") to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate (including by way of furnishing information), any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or (ii) enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, or (iii) agree to, approve, recommend, or endorse any Acquisition Proposal, or authorize or permit any of the Subsidiaries or Representatives to take any such action and FirstBancorporation shall promptly notify FNC of any such inquiries and proposals received by FirstBancorporation or any of the Subsidiaries or Representatives, relating to any of such matters; provided, however, that nothing contained in this Agreement shall prohibit the board of directors of FirstBancorporation from (A) furnishing information to, or engaging in discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal; or (B) recommending such an unsolicited bona fide written Acquisition Proposal to the shareholders of FirstBancorporation, if and only to the extent that (1) the board of directors of FirstBancorporation concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal would constitute a Superior Proposal (as hereinafter defined), (2) the board of directors of FirstBancorporation determines in good faith (after consultation with outside legal counsel) that the failure to take such action would result in a breach by the board of directors of FirstBancorporation of its fiduciary duties to FirstBancorporation shareholders under the Laws of South Carolina, (3) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, FirstBancorporation provides prompt written notice to FNC to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person (which notice shall identify the nature and material terms of the proposal) and (4) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the board of directors of FirstBancorporation receives from such Person an executed confidentiality agreement with provisions no less favorable to FirstBancorporation than the confidentiality agreement previously entered into between FirstBancorporation and FNC in connection with the consideration of the Merger. FirstBancorporation agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties regarding any Acquisition Proposal. FirstBancorporation agrees to keep FNC fully and timely informed of the status of any discussions, negotiations, furnishing of non-public information, or other activities relating to an Acquisition Proposal.

     For purposes of this Agreement, "ACQUISITION PROPOSAL" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving FirstBancorporation or the
Subsidiaries: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution, or other similar transaction involving, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or any significant portion of the assets or 20% or more of the equity securities of, FirstBancorporation or any of the Subsidiaries, in a single transaction or series of related transactions which could reasonably be expected to interfere with the completion of the Merger; or
(ii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of FirstBancorporation or the filing of a registration statement under the Securities Laws in connection therewith.

     For purposes of this Agreement, "SUPERIOR PROPOSAL" means a bona fide Acquisition Proposal received by FirstBancorporation after the date hereof from a third Person that the board of directors of FirstBancorporation determines in its good faith judgment to be more favorable to FirstBancorporation's shareholders than the Merger (based on, among other things, the written opinion of FirstBancorporation's independent financial advisor that the value of the consideration to FirstBancorporation's shareholders provided for in such proposal exceeds the value of the consideration to FirstBancorporation's shareholders provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the board of directors of FirstBancorporation (based on the written advice of FirstBancorporation's independent financial advisor), is reasonably capable of being obtained by such third Person.

     (c) Charter Provisions. FirstBancorporation shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the articles of incorporation, articles of association, bylaws or other governing instruments of FirstBancorporation or any Subsidiary or restrict or impair the ability of FNC to exercise the rights of a shareholder with respect to shares of a FirstBancorporation Subsidiary that are to be acquired or controlled by it.

     (d) Agreements of Affiliates. Not later than the 15th day prior to the mailing of the Joint Proxy Statement/Prospectus to the shareholders of FirstBancorporation, FirstBancorporation shall deliver to FNC a schedule of each Person that, to the Knowledge of FirstBancorporation, is or is reasonably likely to be, as of the date of the FirstBancorporation Shareholders' Meeting, deemed to be an "affiliate" of FirstBancorporation as that term is used in Rule 145 under the Securities Act of 1933, as amended, or SEC Accounting Series Releases 130 and 135. FirstBancorporation shall use its reasonable best efforts to cause each Person who may be deemed to be an affiliate of FirstBancorporation as described above to execute and deliver to FirstBancorporation and FNC on or before the date of mailing of the Joint Proxy Statement/Prospectus an agreement (each an "AFFILIATE AGREEMENT") in the form attached as EXHIBIT B to this Agreement. Shares of FNC Stock issued to an affiliate of FirstBancorporation described above in exchange for shares of FirstBancorporation Stock shall not be transferable until such time as such transfer would not affect the treatment of the Merger as a "pooling of interest" under Generally Accepted Accounting Principles (which under current Law would be after financial results covering at least 30 days of combined operations of FNC and FirstBancorporation have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies). Shares of FNC Stock issued to an affiliate of FirstBancorporation described above in exchange for shares of FirstBancorpora-

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

tion Stock shall not be transferable except in accordance with the Securities Laws and the rules and regulations thereunder, including Rules 144 and 145 under the Securities Act of 1933, as amended. FNC shall be entitled to place restrictive legends upon certificates for FNC Stock issued to affiliates of FirstBancorporation described above pursuant to this Agreement to enforce the provisions of this SECTION 7.1(D).

     (e) Shareholder Approval. FirstBancorporation will, at the earliest practical date after the Registration Statement becomes effective, hold a meeting of its shareholders for the purpose of voting upon adoption of this Agreement and approval of the Merger under applicable Law. In connection with such Shareholders' Meeting, (i) FirstBancorporation shall use its reasonable best efforts to cause its board of directors to recommend (subject to compliance with the board members' fiduciary duties as advised by counsel) to its shareholders the adoption of this Agreement and the consummation of the Merger, and (ii) FirstBancorporation shall use its reasonable best efforts to cause its board of directors and officers (subject to compliance with the board members' and officers' fiduciary duties as advised by counsel) to obtain such shareholder approval.

     (f) Merger of FirstBank and Midlands Bank. If requested by FNC, FirstBancorporation shall take all action necessary to cause Midlands Bank to be merged with and into FirstBank (the "SUBSIDIARY MERGER") not later than immediately prior to the Effective Time, including without limitation filing all applications, reports and statements with all Regulatory Authorities having jurisdiction over such transaction. If requested by FNC, FirstBancorporation shall take all action necessary to cause FirstBank and Midlands Bank to file applications, reports and statements with all Regulatory Authorities having jurisdiction regarding the merger of such Subsidiaries with and into First National Bank (the "BANK MERGER") not earlier than the Effective Time. Notwithstanding anything to the contrary, in connection with the transactions and filings described in this SECTION 7.1(F), (i) FNC shall bear the cost of all filing fees and charges to be paid to Regulatory Authorities, (ii) neither the Subsidiary Merger nor the Bank Merger will be undertaken if it would materially impede or delay the consummation of the Merger or cause the Merger not to qualify as a tax-free organization under Section 368 of the Code or for "pooling of interests" accounting treatment, and (iii) FirstBancorporation shall be under no obligation to consummate the Subsidiary Merger until it shall have received reasonably satisfactory evidence that the Merger will be consummated immediately thereafter.

     (g) Financial Statements. No later than the 10th day of each month from the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to its terms, FirstBancorporation shall deliver to FNC such interim monthly unaudited statements of income, cash flow and shareholder's equity for the immediately preceding calendar month and an interim unaudited balance sheet as of the end of such month (collectively, the "INTERIM MONTHLY FINANCIAL STATEMENTS") that it prepares in the ordinary course of business consistent with past practices. No later than 45 days after the end of each calendar quarter following the date of this Agreement until the Effective Time or the termination of this Agreement pursuant to its terms (but in no event later than the availability of such financial statements), FirstBancorporation shall deliver to FNC consolidated interim quarterly unaudited statements of income, cash flow and shareholder's equity for the immediately preceding calendar quarter and an interim unaudited balance sheet as of the end of such quarter (collectively, the "INTERIM QUARTERLY FINANCIAL STATEMENTS"). The Interim Quarterly Financial Statements shall be prepared in accor-

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

dance with Generally Accepted Accounting Principles except that notes thereto may be omitted and such statements may be subject to normal recurring year-end adjustment.

     (h) Benefit Plans. FirstBancorporation shall take all action necessary or otherwise appropriate to terminate any 401(k) profit-sharing plan of FirstBancorporation or the Subsidiaries, effective prior to the Effective Time, including without limitation (i) the timely adoption of a valid resolution of the appropriate board of directors terminating such plan, and (ii) fully vesting all account balances of participants in such plan.

     7.2 COVENANTS OF FNC.

     (a) Listing of Additional Shares. FNC will notify the American Stock Exchange by the Effective Time of the listing of the shares of FNC Stock to be issued in connection with the Merger and FNC shall take all other actions required to effect such listing as of the Effective Time.

     (b) Shareholder Approval. If the Merger is structured as a Merger of FirstBancorporation with and into FNC as provided by SECTION 2.1 of this Agreement, FNC will, at the earliest practicable date after the Registration Statement becomes effective, hold a meeting of its shareholders for the purpose of voting upon the adoption of this Agreement and the approval of the Merger and/or the issuance of the Merger Consideration under applicable Law. In connection with such Shareholders' Meeting, (i) FNC shall use its reasonable best efforts to cause its board of directors to recommend (subject to compliance with the board members' fiduciary duties as advised by counsel) to its shareholders the adoption of this Agreement and the consummation of the Merger, and (ii) FNC shall use its reasonable best efforts to cause its board of directors and officers (subject to compliance with the board members' and officers' fiduciary duties as advised by counsel) to obtain such shareholder approval.

     (c) Directors and Officers Insurance and Indemnification.

          (i) FNC shall maintain, or shall cause the FNC Subsidiaries to maintain, in effect for three years from the Closing Date, if available, the current directors' and officers' liability insurance policies maintained by FirstBancorporation and the Subsidiaries; provided, however, that FNC may substitute therefor policies of at least the same coverage containing terms and conditions that are not taken as a whole materially less favorable to the insured with respect to matters occurring prior to the Effective Time of the Merger. If such insurance is not obtained at least five Business Days prior to the anticipated Closing Date, then FirstBancorporation shall be permitted to purchase tail coverage on the existing policies for such three year period.

          (ii) From and after the Effective Time, FNC shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer, director or employee of FirstBancorporation or the Subsidiaries (the "INDEMNIFIED PARTIES") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities, judgments, fines or amounts that are paid in settlement (which settlement shall require the prior written consent of FNC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a "CLAIM"), in which an Indemnified Party is, or is threatened to be made, a party or witness arising in whole or in part out of the fact that such person is or was a director, officer or employee of FirstBancorporation or any of the Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring before the Effective Time (including without limitation the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, at or after the Effective Time (the "INDEMNIFIED LIABILITIES"), to the fullest extent permitted by applicable Law in effect as of the date hereof or as amended applicable to a time before the Effective Time. Any Indemnified Party wishing to claim indemnification under this SECTION 7.2(C)(II), upon learning of any Claim, shall notify FNC (but the failure so to so notify shall not relieve FNC from any liability which it may have under this
     SECTION 7.2(C)(II), except to the extent such failure materially prejudices
     FNC). In the event of any such Claim, whether arising before, on or after the Effective Time, (A) FNC shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption, FNC shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense therefor, except that if FNC elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between FNC and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and FNC shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (B) FNC shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received, (C) FNC shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (D) FNC shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law (it being acknowledged by the parties hereto that in the event of any good faith dispute about the lawfulness of such indemnification, FNC or FirstBancorporation or the Subsidiaries may place the amounts at issue in escrow pending the final and nonappealable determination of such dispute). The obligations of FNC pursuant to this
     SECTION 7.2(C) are intended to be enforceable against FNC directly by the Indemnified Parties. If FNC or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, FNC (or such successor and assign) shall use its reasonable best efforts to cause the successors and assigns of FNC to assume the obligations set forth in this SECTION 7.2(C)(II).

     (d) Directors. At the Effective Time, FNC will cause Colden R. Battey, Jr. and Richard L. Gray (or their designees, if reasonably acceptable to FNC) to be elected to the board of directors of FNC to serve as such until the 2000 annual meeting of FNC's shareholders. FNC will use its reasonable best efforts to cause Richard L. Gray and Colden R. Battey, Jr. to be nominated at the 2000 annual meeting of FNC's shareholders to serve as a director of the Company for a term expiring at the 2001 annual meeting of FNC's shareholders and the 2002 annual meeting of FNC's shareholders, respectively. At the Effective Time or as soon thereafter as practicable, FNC will cause Colden R. Battey, Jr., Richard L. Gray and Thomas E. Suggs (or their designees, if reasonably acceptable to FNC) to serve as members of the board of directors of First National Bank until the 2000 annual meeting of FNC's shareholders.

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

     (e) Employees.

          (i) After the Effective Time, except as specifically provided by this Agreement or set forth on Schedule 5.15, any and all of FirstBancorporation's or the Subsidiaries' employees will be employed on an "at-will" basis, and nothing in this Agreement shall be deemed to constitute an employment agreement with any such person to obligate FNC or any FNC Subsidiary to employ any such person for any specific period of time or in any specific position or to restrict FNC's or any FNC Subsidiary's right to terminate the employment of any such person at any time and for any reason satisfactory to it (subject to the payment of severance as set forth in subsection (ii) below).

          (ii) FNC shall, with respect to each employee of FirstBancorporation or any Subsidiary who is employed by FirstBancorporation or any Subsidiary immediately before the Effective Time who experiences a separation of service during the six-month period commencing on the Effective Time, pay to such employee a one-time severance payment in the amount of two times such employee's weekly salary at the time of termination times the number of years of credited service of such employee with FirstBancorporation or any Subsidiary and FNC or any FNC Subsidiary plus any accrued but unused vacation leave during such service; provided, however, that the aggregate liability of FNC hereunder shall not exceed $200,000, and provided further that the provisions hereof shall not apply to James A. Shuford, III or any employee of FirstBancorporation or any Subsidiary that is entitled to severance or a change of control payment pursuant to a written agreement with FirstBancorporation or any Subsidiary that is in effect on the date hereof or at the Effective Time.

          (iii) Each employee of FirstBancorporation or a Subsidiary set forth on Schedule 7.1(e) shall be entitled to receive a "retention" bonus from FirstBancorporation or the Subsidiaries equal to no more than six months of such employee's annual base salary as of the date of this Agreement in the event that FirstBancorporation and FNC determine in good faith that the retention bonus is appropriate to induce the employee to continue his employment through the Effective Date and up to three months thereafter; provided, that retention bonuses in the aggregate shall not exceed $75,000 and no retention bonus shall be paid to an employee who voluntarily terminates his employment prior to the expiration of the designated retention period (which shall be no earlier than the Effective Date).

          (iv) Employees of FirstBancorporation or any Subsidiary that continue employment with FNC or the FNC Subsidiaries after the Effective Time will be entitled to benefits consistent with and no less favorable than the benefits being provided or to be provided to similarly situated employees of FNC and the FNC Subsidiaries ("CONTINUING EMPLOYEES"), with credit for past service with FirstBancorporation or the Subsidiaries for purposes of participation, eligibility, vesting and accrual of benefits under all of such benefit plans and arrangements, except that there will be no past credit service for the accrual of benefits under any existing qualified defined benefit pension plan. Continuing Employees shall not be subject to any waiting periods or pre-existing condition exclusions under the group health plan of FNC or any FNC Subsidiary to the extent that such periods are longer or restrictions impose a greater limitation than the periods or limitations imposed under the applicable group health plan of FirstBancorporation or the applicable Subsidiary; and provided to the extent that the initial period of coverage for Continuing Employees under any plan of FNC or any FNC Subsidiary, whichever is applicable, that is an "employee welfare benefit

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

     plan" as defined in Section 3(1) of ERISA is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding welfare plan of FirstBancorporation or any of the Subsidiaries during the balance of such 12-month period of coverage.

          (v) FNC shall, and shall cause the FNC Subsidiaries to, honor any and all vacation and sick leave of Continuing Employees accrued with FirstBancorporation or the Subsidiaries and shall credit each Continuing Employee for past service with FirstBancorporation or the Subsidiaries for purposes of calculating such employee's entitlements to vacation and sick leave under the employment policies of FNC and the FNC Subsidiaries.

          (vi) At the Closing, FNC shall cause First National Bank to enter into a consulting arrangement with Robert A. Kerr in form and substance reasonably satisfactory to FNC and FirstBancorporation (the "Consulting Agreement"), under which Mr. Kerr shall agree to provide consulting services to FNC and the FNC Subsidiaries and to not compete with such entities, and First National Bank would make aggregate consulting payments to Mr. Kerr in an amount not in excess of $120,000 over the three-year period after Closing.

     (f) Negative Covenants. From the date of this Agreement until the Effective Time, FNC covenants and agrees that it will not do or agree or commit to do, or permit any of the Subsidiaries to do or agree or commit to do, any of the following with the prior written consent of FirstBancorporation, which consent shall not be unreasonably withheld with regard to subclause (ii) or subclause (iii):

          (i) in the case of FNC only, declare or pay any cash dividend other than quarterly dividends at a rate not more than 20% in excess of the current quarterly dividend rate of 13 cents per share or establish a record date for any such quarterly dividends inconsistent with past practices; or

          (ii) make any acquisition (including an acquisition of branch offices and related deposit liabilities) that materially delays the consummation of the Merger except as set forth on Schedule 7.2; or

          (iii) take, or agree to take in writing or otherwise, any action that would make any of the representations or warranties of it contained in this Agreement untrue or incorrect in any material respect or would result in any of the conditions set forth in this Agreement not being satisfied.

     7.3 COVENANTS OF ALL PARTIES TO THE AGREEMENT.

     (a) Joint Proxy Statement/Prospectus; Registration Statement. FNC and FirstBancorporation shall cooperate in the timely preparation and filing with the SEC of the Registration Statement. FirstBancorporation will furnish to FNC the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the SEC and again before any amendments are filed, and shall have the right to review and consult with FNC on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the SEC. Such Registration Statement, at the time it becomes effective and on the Effective Date, shall in all material respects conform to the requirements of the Securities Laws. FNC shall take all actions required to register or obtain exemptions from such registration

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

for the FNC Common Stock to be issued in connection with the Merger under applicable state "Blue Sky" securities laws, as appropriate. The Registration Statement shall include the form of Joint Proxy Statement/Prospectus. The parties shall use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be cleared by the SEC for mailing to their respective shareholders, and the Joint Proxy Statement/Prospectus shall, on the date of mailing and on the Effective Time, conform in all material respects to the requirements of the Securities Laws. FirstBancorporation and FNC (if applicable) shall cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders.

     (b) Reorganization for Tax Purposes. Each of the parties hereto undertakes and agrees to use its reasonable best efforts to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that it will not intentionally take any action that would cause the Merger to fail to so qualify.

     (c) Accounting Treatment. Each of the parties hereto undertakes and agrees to use its reasonable best efforts to cause the Merger to qualify to be treated as a "pooling-of-interests" under Generally Accepted Accounting Principles and that it will not intentionally take any action that would cause the Merger to fail to so qualify. Each of the parties hereto shall use its reasonable best efforts to cause its "affiliates" (as defined in SECTION 7.1(D)of this Agreement) to not transfer shares of FNC Stock until such time as such transfer would not affect the treatment of the Merger as a "pooling of interest" under Generally Accepted Accounting Principles.

     (d) Notification. Each party hereto agrees to notify promptly the other party hereto of any event, fact, or other circumstance arising after the date hereof that would have caused any representation or warranty herein, including any information on any schedule hereto, to be untrue or misleading had such event, fact, or circumstance arisen prior to the execution of this Agreement. The parties hereto will exercise their reasonable best efforts to ensure that no such events, facts, or other circumstances occur, come to pass, or become true.

     (e) Consummation of Agreement. The parties hereto each agree to use their reasonable best efforts to perform or fulfill all conditions and obligations to be performed or fulfilled by them under this Agreement so that the transactions contemplated hereby shall be consummated. Except for events that are the subject of specific provisions of this Agreement, if any event should occur, either within or outside the control of FirstBancorporation or FNC that would materially delay or prevent fulfillment of the conditions upon the obligations of any party hereto to consummate the transactions contemplated by this Agreement, each party will notify the others of any such event and the parties will use their reasonable, diligent and good faith efforts to cure or minimize the same as expeditiously as possible. Each party hereto shall use its reasonable best efforts to obtain all Consents required for the consummation of the transactions contemplated by this Agreement and to assist in the procuring or providing of all documents which must be procured or provided pursuant to
ARTICLE IX hereof.

     (f) Maintenance of Corporate Existence. Each of the parties hereto shall maintain in full force and effect their respective corporate existences.

     (g) Applications and Reports. FNC shall promptly prepare and file, and FirstBancorporation and the Subsidiaries shall cooperate in the preparation and, where appropriate, filing of, applications, reports and statements with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the

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

requisite Consents necessary to consummate the transactions contemplated by this Agreement. The party responsible for the making of any filing shall provide the other party with its proposed filing information for review and comment prior to filing (including any subsequent filings) and copies of all comments and correspondence received from Regulatory Authorities with respect thereto.

                                  ARTICLE VIII

                      DISCLOSURE OF ADDITIONAL INFORMATION

     8.1 ACCESS TO INFORMATION BY FIRSTBANCORPORATION. Prior to the Closing Date, FirstBancorporation shall, and FirstBancorporation shall cause each of the Subsidiaries to:

     (a) give FNC and its authorized representatives reasonable access, during normal business hours and upon reasonable notice, to the books, records, offices and other facilities and properties of FirstBancorporation; and

     (b) furnish FNC with such financial and operating data and other information with respect to the business operations of FirstBancorporation including, but not limited to, information relating to Taxes as FNC may from time to time request.

     8.2 ACCESS TO INFORMATION BY FNC. Prior to the Closing Date, FNC shall, and FNC shall cause each of the FNC Subsidiaries to:

     (a) give FirstBancorporation and its authorized representatives reasonable access, during normal business hours and upon reasonable notice, to the books, records, offices and other facilities and properties of FNC; and

     (b) furnish FirstBancorporation with such financial and operating data and other information with respect to the business operations of FNC including, but not limited to, information relating to Taxes as FirstBancorporation may from time to time request.

     8.3 ACCESS TO PREMISES. Prior to Closing, FirstBancorporation shall give FNC and its authorized representatives access to all of the Real Property owned or leased by FirstBancorporation or any Subsidiary for the purpose of inspecting such property.

     8.4 CONFIDENTIALITY. Prior to Closing, except as otherwise provided in this Agreement, the parties hereto shall not discuss or disclose, and each will use its reasonable best efforts to cause its employees, lenders, accountants, representatives, agents, consultants and advisors not to discuss or disclose, or use for any purpose other than the transactions contemplated hereby, the subject matter or transactions contemplated by this Agreement or information pertaining to FirstBancorporation or FNC, with any other Person without the prior consent of the other party hereto, unless (a) such information is public other than as a result of a violation of this Agreement or (b) the use of such information is necessary or appropriate in making any filing or obtaining any Consent necessary or desirable for the consummation of the transactions contemplated hereby.

     8.5 PUBLICITY. Without the prior consent of the other party (which consent shall not be unreasonably withheld), no party hereto shall issue any news release or other public announcement or disclosure, or prior to the initial press release regarding the execution of this Agreement, have any communications with its employees, suppliers or customers, regarding this Agreement or the transactions contemplated hereby, except as may be

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

required by law, but in which case the disclosing party shall provide the other parties hereto with reasonable advance notice of the timing and substance of any such disclosure.

                                   ARTICLE IX

                             CONDITIONS TO CLOSING

     9.1 MUTUAL CONDITIONS. The respective obligations of each party hereto to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both parties:

     (a) Adverse Proceedings. Neither FirstBancorporation, any Subsidiary, FNC nor any FNC Subsidiary shall be subject to any order, decree or injunction of a court of competent jurisdiction that enjoins or prohibits the consummation of this Agreement and no Governmental Authority shall have instituted a suit or proceeding that is then pending and seeks to enjoin or prohibit the transactions contemplated hereby. Any party who is subject to any such order, decree or injunction or the subject of any such suit or proceeding shall take any steps within that party's control to cause any such order, decree or injunction to be modified so as to permit the Closing and to cause any such suit or proceeding to be dismissed.

     (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger, the Subsidiary Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the actions contemplated hereby shall contain non-standard conditions which in the reasonable judgment of the board of directors of either party hereto would so materially adversely impact the economic or business assumptions of the transactions contemplated by this Agreement that had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

     (c) Effectiveness of Registration Statement. (i) The Registration Statement covering the shares of FNC Stock to be issued pursuant hereto shall have been declared effective by the SEC, and no stop order suspending such effectiveness shall have been initiated or, to the Knowledge of FNC, threatened by the SEC, and (ii) FNC shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from such registration requirements as may be necessary to issue the shares of FNC Stock to be issued in the Merger, and no proceedings shall be pending or, to the Knowledge of FNC, threatened by any state "Blue Sky" securities administration to suspend the effectiveness of the Registration Statement.

     (d) AMEX Listing. The shares of FNC Stock to be issued in the Merger shall have been approved for listing on the American Stock Exchange as of the Effective Time, subject to notice of issuance.

     (e) Pooling Opinion. FNC shall have received assurances from J.W. Hunt & Company, LLP, in form and substance reasonably satisfactory to FNC, to the effect that the Merger will qualify to be treated as a "pooling of interests" for accounting purposes. FNC also shall have received a letter from J.W. Hunt & Company, LLP, in form and substance reasonably satisfactory to FNC, to the effect that such accountants are not

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aware of any fact or circumstance applicable to FirstBancorporation that might cause the Merger not to qualify for such treatment. Nothing shall have come to the attention of FNC that any event has occurred or will occur or that any condition or circumstance exists that makes it likely that the Merger may not so qualify.

     9.2 CONDITIONS TO THE OBLIGATIONS OF FIRSTBANCORPORATION. The obligation of FirstBancorporation to effect the transactions contemplated hereby shall be further subject to the fulfillment of the following conditions, unless waived by FirstBancorporation:

     (a) All representations and warranties of FNC contained in SECTIONS 6.1, 6.2, 6.3, 6.9 and 6.18 of this Agreement shall be true and correct as of the Closing Date as though made as of such date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date). All other representations and warranties of FNC contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made as of such date (except for representations and warranties that are made as of a specific date, which shall be true and correct in all material respects as of such date, and except for representations and warranties qualified by the words "material," "in all material respects," "in any material amount," "substantial," and the like, and representations and warranties that exclude matters that would not have a "material effect," result in a "material liability," have a "Material Adverse Effect" or the like, which representations and warranties shall be true and correct). FNC and the FNC Subsidiaries shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing. FirstBancorporation shall have received a certificate to the matters set forth in this SECTION 9.2(A) signed by FNC.

     (b) All documents required to have been executed and delivered by FNC to FirstBancorporation at or prior to the Closing shall have been so executed and delivered, whether or not such documents have been or will be executed and delivered by the other parties contemplated thereby.

     (c) FirstBancorporation shall have received an opinion of Robinson, Bradshaw & Hinson, P.A., counsel to FNC, dated as of the Closing Date, in form and substance reasonably acceptable to FirstBancorporation, as to the matters set forth in EXHIBIT C.

     (d) As of the Closing Date, FirstBancorporation shall have received the following documents with respect to FNC:

          (i) a true and complete copy of its articles of incorporation and all amendments thereto, certified by the jurisdiction of its incorporation as of a recent date;

          (ii) a true and complete copy of its bylaws, certified by its Secretary or an Assistant Secretary;

          (iii) a certificate from its Secretary or an Assistant Secretary certifying that its articles of incorporation have not been amended since the date of the certificate described in subsection (i) above and that nothing has occurred since such date that would adversely affect its existence;

          (iv) a true and complete copy of the resolutions of its board of directors and shareholders authorizing the execution, delivery and performance of this Agreement, and all instruments and documents to be delivered in connection herewith, and the transactions contemplated hereby, certified by its Secretary or an Assistant Secretary;

          (v) a certificate from its Secretary or an Assistant Secretary certifying the incumbency and signatures of its officers who will execute documents at the Closing or who have executed this Agreement; and

          (vi) such other documents, agreements or certificates as reasonably requested by FirstBancorporation.

     9.3 CONDITIONS TO THE OBLIGATIONS OF FNC. The obligations of FNC to effect the transactions contemplated hereby shall be further subject to the fulfillment of the following conditions, unless waived by FNC:

     (a) All representations and warranties of FirstBancorporation contained in SECTIONS 5.1, 5.2, 5.3, 5.4, 5.5, 5.24, 5.25, and 5.26 of this Agreement shall be true and correct as of the Closing Date as though made as of such date (except for representations and warranties that are made as of a specific date, which shall be true and correct as of such date). All other representations and warranties of FirstBancorporation contained in this Agreement shall be true and correct in all material respects as of the Closing Date as though made as of such date (except for representations and warranties that are made as of a specific date, which shall be true and correct in all material respects as of such date, and except for representations and warranties qualified by the words "material," "in all material respects," "in any material amount," "substantial," and the like, and representations and warranties that exclude matters that would not have a "material effect", result in a "material liability," have a "Material Adverse Effect" or the like, which representations and warranties shall be true and correct). FirstBancorporation and the Subsidiaries shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing. FNC shall have received certificates to the matters set forth in this SECTION 9.3(A) signed by an authorized officer of FirstBancorporation.

     (b) There shall be no Litigation instituted or pending or, to the Knowledge of FirstBancorporation, threatened against FirstBancorporation or any of the Subsidiaries or against any of their respective Assets, and there shall be no Orders outstanding or unsatisfied by FirstBancorporation or any of the Subsidiaries or against any of their respective Assets, that would have, individually or in the aggregate with all such Litigation and Orders, a Material Adverse Effect on FirstBancorporation. FNC shall have received a certificate to the matters set forth in this SECTION 9.3(B) signed by an authorized officer of FirstBancorporation.

     (c) All documents required to have been executed and delivered by FirstBancorporation to FNC at or prior to the Closing shall have been so executed and delivered, whether or not such documents have been or will be executed and delivered by the other parties contemplated thereby.

     (d) James A. Shuford, III, shall have entered into an Employment and Noncompetition Agreement with FNC substantially in the form of EXHIBIT D and such agreement shall be in full force and effect as of the Effective Time.

     (e) FNC shall have received the written Affiliate Agreements signed by all Persons who are affiliates of FirstBancorporation as provided in SECTION 7.1(D).

     (f) FNC shall have received a legal opinion from Breyer & Associates, PC, special counsel to FirstBancorporation, dated as of the Closing Date, in form and substance reasonably satisfactory to FNC, as to the matters set forth in EXHIBIT E.

     (g) FirstBancorporation hereto shall have obtained any and all Consents required for consummation of the Merger or for the preventing of any Default under any and all Real Property leases and FirstBancorporation's servicing contract with Jack Henry and Associates, Inc.

     (h) FNC shall have received evidence that FirstBancorporation or a Subsidiary shall have received extensions for the leases on terms reasonably satisfactory to FNC for (i) the main office of FirstBancorporation located in Beaufort, South Carolina, and (ii) the branch office of FirstBancorporation or a Subsidiary located in Lady's Island, South Carolina.

     (i) The holders of no more than 5% of the outstanding shares of FirstBancorporation Stock shall have given written notice of their intent to demand payment for their shares and shall not have voted for the Merger, pursuant to Chapter 13 of the SCBCA.

     (j) As of the Closing Date, FNC shall have received the following documents with respect to FirstBancorporation and each of the Subsidiaries:

          (i) a long-form certificate of its corporate existence issued by the jurisdiction of its incorporation as of a recent date and a certificate of existence or authority as a foreign corporation issued as of a recent date by each of the jurisdictions in which it is qualified to do business as a foreign corporation, as indicated on SCHEDULE 5.1;

          (ii) a true and complete copy of its articles of incorporation or articles of association and all amendments thereto, certified by the jurisdiction of its incorporation as of a recent date;

          (iii) a true and complete copy of its bylaws, certified by its Secretary or an Assistant Secretary;

          (iv) a certificate from its Secretary or an Assistant Secretary certifying that its articles of incorporation have not been amended since the date of the certificate described in subsection (ii) above, and that nothing has occurred since the date of issuance of the certificate of existence specified in subsection (i) above that would adversely affect its existence;

          (v) with respect to FirstBancorporation only, a true and complete copy of the resolutions of its board of directors and shareholders authorizing the execution, delivery and performance of this Agreement, and all instruments and documents to be delivered in connection herewith, and the transactions contemplated hereby, certified by its Secretary or an Assistant Secretary;

          (vi) with respect to FirstBancorporation only, a certificate from its Secretary or an Assistant Secretary certifying the incumbency and signatures of its officers who will execute documents at the Closing or who have executed this Agreement; and

          (vii) such other documents, agreements or certificates as reasonably requested by FNC.

     (k) Robert A. Kerr shall have entered into the Consulting Agreement.

                                   ARTICLE X

                                  TERMINATION

     10.1 TERMINATION. The obligations of the parties hereunder may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

     (a) By mutual written consent of the boards of directors of FirstBancorporation and FNC;

     (b) By the board of directors of either FNC or FirstBancorporation, if there shall be any Law or regulation that makes consummation of this Agreement illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining FirstBancorporation or its shareholders, or FNC or its shareholders, from consummating this Agreement is entered and such judgment, injunction, order or decree shall become final and non-appealable;

     (c) By the board of directors of either FNC or FirstBancorporation, if the conditions to the obligation to effect the transactions contemplated hereby of the party seeking termination shall not have been fulfilled or waived by October 31, 1999, and if the party seeking termination is in material compliance with all of its obligations under this Agreement;

     (d) By the board of directors of either FNC or FirstBancorporation, if a condition to the obligation to effect the transactions contemplated hereby of the party seeking termination shall have become incapable of fulfillment (notwithstanding the efforts of the party seeking to terminate as set forth in SECTION 7.3(E)) and has not been waived;

     (e) By the board of directors of FNC, if (i) the board of directors of FirstBancorporation (A) does not recommend this Agreement or the Merger to its shareholders; (B) withdraws or modifies such recommendation in a manner materially adverse to FNC; (C) shall have recommended to the shareholders of FirstBancorporation any Acquisition Proposal or resolved to do so; or (D) shall have resolved or publicly announced or disclosed to any Person its intention to do any of the foregoing (provided, however, that in the case of subclauses (A) and (B), except where such action is based on a breach by FNC of its representations and warranties hereunder or a failure (or anticipated failure) to satisfy the conditions to the obligations of FirstBancorporation set forth in SECTIONS 9.1 or 9.2 of this Agreement); (ii) a tender or exchange offer for 20% or more of the outstanding shares of FirstBancorporation Stock is commenced or a registration statement with respect thereto shall have been filed and the board of directors of FirstBancorporation, within 10 Business Days after such tender or exchange offer is commenced, either fails to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by its shareholders, or (iii) any Person or group of Persons acting in concert as a partnership or other group shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become, after the date hereof, the "beneficial owner" (within the meaning of such term under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 20% or more of outstanding shares of FirstBancorporation Stock and the shareholders of FirstBancorporation shall fail to adopt or approve the Merger at the Shareholders Meeting held by FirstBancorporation;

     (f) By the board of directors of FirstBancorporation, if the board of directors of FirstBancorporation shall have determined to recommend an Acquisition Proposal to its shareholders after determining, pursuant to SECTION 7.1(B), that such Acquisition Proposal constitutes a Superior Proposal, and FirstBancorporation gives FNC at least three Business Days prior notice of its intention to effect such termination pursuant to this SECTION 10.1(F), and FirstBancorporation makes the payment required pursuant to SECTION 10.2(D) of this Agreement;

     (g) By the board of directors of either FNC or FirstBancorporation, if the shareholders of a party fail to adopt or approve this Agreement, and to the extent applicable, the transactions contemplated herein, as required by applicable law; provided any termination or right of termination under SECTION 10.1(E), (F) or (H) shall take precedence over a termination under this SECTION 10.1(G), even where notice of termination under SECTION 10.1(E), (F) or (H) is given after notice of termination under this SECTION 10.1(G); or

     (h) By the board of directors of either FNC or FirstBancorporation, if the board of directors of FNC (i) does not recommend this Agreement or the Merger to its shareholders or (ii) withdraws or modifies such recommendation in a manner materially adverse to FirstBancorporation, and in each such case such action is not based on a breach by FirstBancorporation of its representations and warranties hereunder or a failure (or anticipated failure) to satisfy the conditions to the obligations of FNC set forth in SECTIONS 9.1 and 9.3 of this Agreement.

     10.2 PROCEDURE AND EFFECT OF TERMINATION. In the event of a termination contemplated hereby by any party pursuant to SECTION 10.1, the party seeking to terminate this Agreement shall give prompt written notice thereof to the other party, and the transactions contemplated hereby shall be abandoned, without further action by any party hereto. In such event:

     (a) The parties hereto shall continue to be bound by their obligations of confidentiality set forth in SECTION 8.4, and all copies of the information provided by FirstBancorporation and FNC hereunder will be returned to FirstBancorporation and FNC, respectively, or destroyed immediately upon its request therefor.

     (b) All filings, applications and other submissions relating to the transactions contemplated hereby shall, to the extent practicable, be withdrawn from the Person to which made.

     (c) Unless this Agreement is terminated pursuant to SECTION 10.1(E), 10.1(F) or 10.1(H), the terminating party shall be entitled to seek any remedy to which such party may be entitled at law or in equity for the willful violation or willful breach of any agreement, covenant, representation or warranty contained in this Agreement.

     (d) If this Agreement is terminated (i) by FNC pursuant to SECTION 10.1(E), or (ii) by FirstBancorporation pursuant to SECTION 10.1(F), FirstBancorporation shall pay to FNC by wire transfer in immediately available funds within one Business Day of such termination, a termination fee of $960,000 in cash, which the parties agree is a reasonable estimate of the out-of-pocket expenses of FNC for attorneys, accountants and financial advisors paid by FNC in connection with the proposed Merger, the cost of management time and overhead devoted to pursuing the proposed Merger, and FNC's loss of opportunity to pursue other transactions by pursuing the proposed Merger. If this Agreement is terminated by FNC or FirstBancorporation pursuant to SECTION 10.1(H), FNC shall pay to FirstBancorporation by wire transfer in immediately available funds within one Business Day of such termination, a termination fee of $960,000 in cash, which the parties agree is a reasonable estimate of the out-of-pocket expenses of FirstBancorporation for attorneys, accountants and financial advisors paid by FirstBancorporation in connection with the proposed Merger, the cost of management time and overhead devoted to pursuing the Merger, and FirstBancorporation's loss of opportunity to pursue other transactions by pursuing the Merger.

     (e) In the event of termination of this Agreement and the abandonment of the Merger pursuant to SECTION 10.1, no party to this Agreement shall have any liability or further obligation to any other party hereunder except as set forth in SECTION 10.2(A)-(D), provided, however, if a party is entitled to relief under SECTION 10.2(D), such relief shall be its sole and exclusive remedy.

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

     11.1 EXPENSES. Whether or not the transactions contemplated hereby are consummated, (i) FNC shall pay all costs and expenses incurred by it and the FNC Subsidiaries in connection with this Agreement and the transactions contemplated hereby and (ii) FirstBancorporation shall pay all costs and expenses incurred by it and the Subsidiaries in connection with this Agreement and the Merger. Without limiting the effect of the foregoing, FirstBancorporation and FNC shall each pay their respective share of the cost of preparing and printing the Joint Proxy Statement/Prospectus and soliciting the approval of their respective shareholders in respect of the Merger.

     11.2 SURVIVAL OF REPRESENTATIONS. The representations and warranties made by the parties hereto will not survive the Closing, and no party shall make or be entitled to make any claim based upon such representations and warranties after the Closing Date; provided, however, that the parties' agreements contained in SECTIONS 7.2(C), 7.2(D) and 7.2(E)(II), (III) (IV) and (V) shall survive the Closing Date and shall be enforceable directly by each person benefited or intended to be benefited by such sections. No warranty or representation shall be deemed to be waived or otherwise diminished as a result of any due diligence investigation by the party to whom the warranty or representation was made or as a result of any actual or constructive knowledge by such party with respect to any facts, circumstances or claims or by the actual or constructive knowledge of such person that any warranty or representation is false at the time of signing or Closing.

     11.3 AMENDMENT AND MODIFICATION. This Agreement may be amended, modified or supplemented only by written agreement of FirstBancorporation and FNC approved by their respective boards of directors; provided after the Shareholder Meetings, or either of them, this Agreement may not be amended if it would violate the SCBCA.

     11.4 WAIVER OF COMPLIANCE; CONSENTS. Except as otherwise provided in this Agreement, any failure by FNC or FirstBancorporation to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the other party or parties only by a written instrument signed by the party or parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this SECTION 11.4.

     11.5 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered by hand or by facsimile transmission (with confirmed receipt), one Business Day after sending by a reputable national over-night courier service or three Business Days after mailing when mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties in the manner provided below:

     (a) Any notice to FirstBancorporation shall be delivered to the following addresses:

                          FirstBancorporation, Inc.
                          1121 Boundary Street
                          Beaufort, SC 29902
                          Attention: James A. Shuford, III
                          Telephone: (843) 521-5600
                          Facsimile: (843) 521-5625

                          with a copy to:

                          Breyer & Associates, PC
                          1100 New York Avenue, Suite 700 East
                          Washington, DC 20005
                          Attention: John F. Breyer, Jr.
                          Telephone: (202) 737-7900
                          Facsimile: (202) 737-7979

     (b) Any notice to FNC shall be delivered to the following addresses:

                          First National Corporation
                          950 John C. Calhoun Drive, S.E.
                          Orangeburg, South Carolina 29115
                          Attention: C. John Hipp, III
                          Telephone: (803) 531-0565
                          Facsimile: (803) 531-0596

                          with a copy to:

                          Robinson, Bradshaw & Hinson, P.A.
                          101 North Tryon Street, Suite 1900
                          Charlotte, North Carolina 28246
                          Attention: Robin L. Hinson
                          Telephone: 704/377-2536
                          Facsimile: 704/378-4000

Any party may change the address to which notice is to be given by notice given in the manner set forth above.

     11.6 ASSIGNMENT; THIRD PARTY BENEFICIARIES. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, except that FNC may assign its rights and obligations under this Agreement to any Affiliate of FNC. If such assignment is made, the assignee shall be entitled to all the rights and shall assume all the obligations of FNC hereunder, but FNC shall not be released from liability for the performance of the obligations of such assignee under this Agreement. Except as set forth in SECTION 7.2(C), 7.2(D) and 7.2(E)(II), (III), (IV) and (V), this Agreement shall not be deemed to confer upon any third party beneficiaries or other Persons, including any employees of FirstBancorporation, any rights or remedies hereunder.

     11.7 SEPARABLE PROVISIONS. If any provision of this Agreement shall be held invalid or unenforceable, the remainder nevertheless shall remain in full force and effect.

     11.8 GOVERNING LAW. The execution, interpretation and performance of this Agreement shall be governed by the internal laws and judicial decisions of the State of South Carolina.

     11.9 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     11.10 INTERPRETATION. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

     11.11 ENTIRE AGREEMENT. This Agreement, including the Schedules and any exhibits hereto, embodies the entire agreement and understanding of the parties with respect of the subject matter of this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the transactions contemplated hereby and subject matter hereof.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                          FIRST NATIONAL CORPORATION

                                          By:     /s/ C. JOHN HIPP, III
                                             -----------------------------------
                                              C. John Hipp, III
                                              President

                                          FIRSTBANCORPORATION, INC.

                                          By:   /s/ JAMES A. SHUFORD, III
                                             -----------------------------------
                                              James A. Shuford, III
                                              President

                                                                      APPENDIX B

                                 PLAN OF MERGER

     A. CORPORATIONS PARTICIPATING IN MERGER.

     FirstBancorporation, Inc., a South Carolina corporation (the "Merging Corporation"), shall merge (the "Merger") into First National Corporation, a South Carolina corporation which shall be the surviving corporation (the "Surviving Corporation").

     B. NAME OF SURVIVING CORPORATION.

     After the Merger, the Surviving Corporation shall be named "First National Corporation."

     C. MERGER.

     The Merger shall be effected pursuant to the terms and conditions of this Plan of Merger (the "Plan"). At the Effective Time (as defined below), the corporate existence of the Merging Corporation shall cease, and the corporate existence of the Surviving Corporation shall continue. The time when the Merger becomes effective is hereinafter referred to as the "Effective Time."

     D. CONVERSION AND EXCHANGE OF SHARES.

     At the Effective Time, the outstanding shares of the Merging Corporation and the Surviving Corporation shall be converted and exchanged as follows:

          1. Merging Corporation. At the Effective Time, each outstanding share of common stock, par value $.01 per share, of the Merging Corporation ("FirstBancorporation Stock"), other than Dissenting Shares, Treasury Shares and FNC Shares (as each such term is defined in the immediately succeeding sentence), shall be converted into 1.222 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of the Surviving Corporation ("FNC Stock"). For purposes of this Plan of Merger, "Dissenting Shares" shall have the meaning given to it in Section E; "Treasury Shares" shall mean shares of FirstBancorporation Stock held in treasury by the Merging Corporation or otherwise owned by the Merging Corporation or any of its subsidiaries; and "FNC Shares" shall mean shares of FirstBancorporation Stock owned by the Surviving Corporation or any of its subsidiaries. Dissenting Shares shall be treated in the manner set forth in Section E. At the Effective Time, Treasury Shares and FNC Shares shall be cancelled and retired, and no consideration shall be issued in exchange therefor. In the event the Surviving Corporation changes (or establishes a record date for changing) the number of shares of FNC Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding FNC Stock and the record date or effective date thereof shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

          2. Surviving Corporation. Each outstanding share of the Surviving Corporation shall remain issued and outstanding and unaffected by the Merger.

          3. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of FNC Stock and no certificates or scrip therefor, or other evidence of ownership thereof, shall be issued in the Merger; instead, FNC shall pay to each holder of FirstBancorporation Stock who would otherwise be entitled to a fractional share of FNC Stock (after taking into account all Old Certificates (as defined below) held by such holder) an amount of cash (without interest) determined by multiplying such fraction by the last sale price of FNC Stock published by the American Stock Exchange (as reported by The Wall Street Journal or, if not reported therein, in another authoritative source) for the trading day immediately preceding the day on which the Effective Time occurs.

          4. Surrender of Share Certificates. The Surviving Corporation shall send or cause to be sent to each former holder of record of shares of FirstBancorporation Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's certificates formerly representing shares of FirstBancorporation Stock (the "Old Certificates") for the consideration set forth in Section D.1. hereof. The Surviving Corporation shall cause the certificates representing the shares of FNC Stock (the "New Certificates") into which shares of FirstBancorporation Stock are converted at the Effective Time and/or any check in respect of any fractional share interest or dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to FNC of Old Certificates representing such shares of FirstBancorporation Stock (or indemnify reasonably satisfactory to FNC that such certificates are lost, stolen or destroyed) owned by such shareholder and properly completed transmittal materials. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Plan. Old Certificates surrendered for exchange by any person required to deliver an affiliate agreement to the Surviving Corporation (as provided in that certain Merger Agreement, dated as of March 4, 1999, between First National Corporation and FirstBancorporation, Inc. (the "Merger Agreement")) shall not be exchanged for New Certificates until the Surviving Corporation has received such affiliate agreement from such person as specified in Section 7.1(d) of the Merger Agreement. Notwithstanding the foregoing, neither the Merging Corporation nor the Surviving Corporation shall be liable to any former holder of FirstBancorporation Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. At the election of the Surviving Corporation, no dividends or other distributions with respect to FNC Stock with a record date occurring on or after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of FirstBancorporation Stock converted in the Merger into the right to receive shares of FNC Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth herein. After becoming so entitled in accordance herewith, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FNC Stock such holder had the right to receive upon surrender of the Old Certificates.

     E. DISSENTING SHARES.

     Notwithstanding any provision of this Plan to the contrary, shares of FirstBancorporation Stock that are outstanding immediately prior to the Effective Time and which are held by a holder who shall have properly given written notice of his intent to exercise dissenters' rights with respect to such shares in connection with the Merger and in

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compliance with Chapter 13 of the South Carolina Business Corporation Act of
1988, as amended (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the consideration to be paid to shareholders of FirstBancorporation Stock pursuant to Section D.1. of this Plan (the "Merger Consideration"). Such holder shall be entitled to receive payment of the appraised value of such Dissenting Shares held by him in accordance with the provisions of such Chapter 13, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under such Chapter 13 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section D.4. of this Plan, of the Old Certificates.

     F. ABANDONMENT.

     After approval of this Plan by the shareholders of the Merging Corporation and the Surviving Corporation, and at any time prior to Effective Time, the board of directors of the Merging Corporation or the Surviving Corporation may, in each of their discretion, abandon the Merger.

                       The Robinson-Humphrey Company, LLC

                                                                      APPENDIX C


                                 June 10, 1999


Board of Directors
First National Corporation
950 John C. Calhoun Drive, S.E.
Orangeburg, South Carolina 29115

Members of the Board of Directors:

     We understand that First National Corporation (the "Company") has entered into an agreement to purchase FirstBancorporation, Inc. ("FirstBank") (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Definitive Merger Agreement (the "Agreement").

     We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid in the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) publicly available information concerning the Company and FirstBank which we believe to be relevant to our inquiry, (2) financial and operating information with respect to the business, operations and prospects of the Company and FirstBank furnished to us by the Company, (3) a comparison of the historical financial results and present financial condition of the Company and FirstBank with those of other companies which we deemed relevant, and (4) a comparison of the financial terms of the Proposed Transaction with the terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the financial forecasts/projections of the Company and FirstBank, we have assumed that such forecasts/projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and FirstBank. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of FirstBank and have not made nor obtained any evaluations or appraisals of the assets or liabilities of FirstBank. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

     Based upon and subject to the forgoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid in the Proposed Transaction is fair to the Company.

                               Very truly yours,

                               /s/The Robinson-Humphrey Company, LLC
                               The Robinson-Humphrey Company, LLC

(RP Financial Letterhead)                                             APPENDIX D


                                 June 10, 1999


Board of Directors
FirstBancorporation, Inc.
1121 Boundary Street
Beaufort, South Carolina 29902

Members of the Board:

     You have requested RP Financial, LC. ("RP Financial") to provide you with its opinion as to the fairness from a financial point of view to the stockholders of FirstBancorporation, Inc., Beaufort, South Carolina ("FirstBancorporation"), the South Carolina multiple bank holding company for FirstBank, N.A. and FirstBank of the Midlands, of the Merger Agreement (the "Agreement") by and between FirstBancorporation and First National Corporation ("FNC"), a South Carolina multiple bank holding company for First National Bank of Orangeburg, National Bank of York County and Florence County National Bank. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement, which is incorporated herein by reference.

SUMMARY DESCRIPTION OF MERGER CONSIDERATION

     The following summary description of the "Merger Consideration" does not purport to be a complete description, and incorporates by reference the complete description of the Merger Consideration as set forth in the Agreement.

     At the Effective Time of the Merger, each share of common stock of FirstBancorporation issued and outstanding immediately prior to the Effective Time shall become and be converted into 1.222 shares of FNC common stock (the "Exchange Ratio") and all FirstBancorporation treasury shares shall be cancelled and retired. As of the date of the Agreement, there were 963,325 shares issued and outstanding. FNC will pay cash in lieu of issuing fractional shares. In addition, at the Effective Time, each outstanding option to purchase shares of FirstBancorporation common stock granted under (i) the 1996 Stock Option Plan and (ii) the 1986 Bank Incentive Stock Option Plan (collectively the "Stock Option Plans"), whether exercisable or not, shall be converted into options to acquire shares of FNC common stock equal to the (A) number of shares of FirstBancorporation common stock pursuant to the Stock Option Plans multiplied by (B) the Exchange Ratio (rounded to the nearest whole number), at an exercise price per share (rounded to the nearest whole cent) equal to (Y) the option aggregate exercise price divided by (Z) the number of full shares of FNC shares following the Exchange. The number of FirstBancorporation options pursuant to the Stock Option Plans as of the date of the Agreement was 28,916.
(Letterhead Addresses)

RP FINANCIAL BACKGROUND AND EXPERIENCE

     RP Financial, as part of its valuation and consulting practice for the financial services industry, is regularly engaged in the valuation of financial institution securities (and their respective holding companies, if applicable), in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary offerings, and business valuations for other corporate purposes for financial institutions and other financial intermediaries. As specialists in the securities of financial institutions (and their respective holding companies, if applicable), RP Financial has experience in, and knowledge of, the South Carolina and Southeast markets for financial institution securities and financial institutions operating in South Carolina and the Southeast.

MATERIALS REVIEWED

     In rendering this fairness opinion, RP Financial reviewed the following material: (1) the Agreement, including exhibits; (2) financial and other information for FirstBancorporation, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations and shareholder information from FirstBancorporation's (a) audited and unaudited financial statements for the last three fiscal years and most recent quarter, incorporated in stockholder, regulatory and internal financial and other reports, (b) the most recent three proxy statements, and (c) executive management comments regarding historical, current and anticipated business, operations and financial performance and condition; and (3) financial and other information for FNC, with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations and shareholder information from FNC's (a) audited and unaudited financial statements for the last three fiscal years and the most recent quarter, incorporated in stockholder, regulatory and internal financial and other reports, (b) the most recent three proxy statements, and (c) executive management comments regarding historical, current and anticipated business, operations and financial performance and condition.

     RP Financial reviewed financial, operational, market area and stock price and trading characteristics for FirstBancorporation and FNC relative to publicly-traded banks and bank holding companies, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for FirstBancorporation and FNC and the public perception of the banking industry. RP Financial also considered: the financial terms, financial and operating condition and market area of other recently completed acquisitions of comparable banks both regionally and in South Carolina; discounted cash flow analyses incorporating future prospects; the financial aspects of expressions of interest by third party financial institutions evaluating the prospects of a business combination with FirstBancorporation; and the pro forma impact on FNC of the acquisition of FirstBancorporation, which is expected to be accounted for as a pooling.

     In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning FirstBancorporation and FNC furnished by the respective institutions to RP Financial for review, as well as publicly-available information regarding other financial institutions and other third party data and information referenced above. FirstBancorporation and FNC did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of FirstBancorporation or FNC.

     RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger as set forth in the Agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on FNC that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.

OPINION

     It is understood that this letter is directed to the Board of Directors of FirstBancorporation in its consideration of the Agreement, and does not constitute a recommendation to any stockholder of FirstBancorporation as to any action that such stockholder should take in connection with the Agreement, or otherwise.

     It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

     It is understood that this opinion may be included in its entirety in any communication by FirstBancorporation or its Board of Directors to the stockholders of FirstBancorporation. It is also understood that this opinion may be included in its entirety in any regulatory filing by FirstBancorporation or FNC, and that RP Financial consents to the summary of the opinion in the proxy materials of FirstBancorporation, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

     Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial's opinion that, as of the date hereof, the Merger Consideration to be received by FirstBancorporation's stockholders, as described in the Agreement, is fair to such stockholders from a financial point of view.

                                          Respectfully submitted,

                                          RP FINANCIAL, LC.

                                          /s/ RP Financial, LC.

                                                                      APPENDIX E

                 CODE OF LAWS OF SOUTH CAROLINA 1976 ANNOTATED
             TITLE 33. CORPORATIONS, PARTNERSHIPS AND ASSOCIATIONS
                         CHAPTER 13. DISSENTERS' RIGHTS
           ARTICLE 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

Current through End of 1998 Reg. Sess.

sec. 33-13-101. Definitions.

     In this chapter:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

          (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

sec. 33-13-102. Right to dissent.

     (A) A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

          (1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

          (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

          (3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

          (4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) alters or abolishes a preferential right of the shares;

             (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

             (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

             (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

          (5) in the case of corporations which are not public corporations, the approval of a control share acquisition under Article 1 of Chapter 2 of Title 35;

          (6) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (B) Notwithstanding subsection (A), no dissenters' rights under this section are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the agreement of merger or exchange, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

sec. 33-13-103. Dissent by nominees and beneficial owners.

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters' rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

           ARTICLE 2.   PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

sec. 33-13-200. Notice of dissenters' rights.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (b) If corporate action creating dissenters' rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Section 33-13-220.

sec. 33-13-210. Notice of intent to demand payment.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

sec. 33-13-220. Dissenters' notice.

     (a) If proposed corporate action creating dissenters' rights under Section 33-13-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

     (b) The dissenters' notice must be delivered no later than ten days after the corporate action was taken and must:

          (1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

          (2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

          (3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he or, if he is a nominee asserting dissenters' rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

          (4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

          (5) be accompanied by a copy of this chapter.

sec. 33-13-230. Shareholders' payment demand.

     (a) A shareholder sent a dissenters' notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters' rights) acquired beneficial ownership of the shares before the date set forth in the dissenters' notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this chapter.

sec. 33-13-240. Share restrictions.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

sec. 33-13-250. Payment.

     (a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment must be accompanied by:

          (1) the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) a statement of the corporation's estimate of the fair value of the shares and an explanation of how the fair value was calculated;

          (3) an explanation of how the interest was calculated;

          (4) a statement of the dissenter's right to demand additional payment under Section 33-13-280; and

          (5) a copy of this chapter.

sec. 33-13-260. Failure to take action.

     (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 33-13-220 and repeat the payment demand procedure.

sec. 33-13-270. After-acquired shares.

     (a) A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters' rights) was not the beneficial owner on the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter's right to demand additional payment under Section 33-13-280.

sec. 33-13-280. Procedure if shareholder dissatisfied with payment or offer.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation's offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

          (1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

          (2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

          (3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

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sec. 33-13-300. Court action.

     (a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the circuit court of the county where the corporation's principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

sec. 33-13-310. Court costs and counsel fees.

     (a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

     (b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

          (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

     (d) In a proceeding commenced by dissenters to enforce the liability under
Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters' counsel against the corporation and in favor of the dissenters.

                                                                      APPENDIX F

                           FIRST NATIONAL CORPORATION

                             1999 STOCK OPTION PLAN

     1. PURPOSE OF PLAN. This 1999 Stock Option Plan (the "Plan") has been established by First National Corporation ("First National") (i) to attract and retain persons eligible to participate in the Plan; (ii) to motivate participants, by means of appropriate incentives, to achieve long-term goals;
(iii) to provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) to further identify participants' interests with those of the Company's other shareholders.

     2. SHARES SUBJECT TO PLAN. The options granted under this Plan will be options to acquire shares of First National's common stock, $2.50 par value. The maximum number of shares that may be issued pursuant to this Plan is 400,000. The maximum number of shares that may be issued pursuant to options that are intended to be Incentive Stock Options shall be 310,000 shares. The maximum number of shares that may be issued to directors pursuant to Section 5 is 90,000.

     3. ADMINISTRATION OF PLAN. The Compensation Committee (the "Committee") of First National's Board of Directors will administer the Plan.

     The Committee, in addition to any other powers granted to it hereunder, shall have the powers, subject to the expressed provisions of the Plan:

          (a) in its discretion, to determine the Employees (defined in Section 4(a) hereof) to receive options, the times when options shall be granted, the times when options may be exercised, the number of shares to be subject to each option, the exercise price of each option, and any restrictions on the transfer or ownership of shares purchased pursuant to an option;

          (b) to determine the extent to which awards under the Plan will be structured to conform to the requirements applicable to performance-based compensation as described in Code section 162(m), and to take such action, establish such procedures, and impose such restrictions at the time such awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements;

          (c) to change the provisions of Section 5 of the Plan, to specify different Grant Dates or numbers of options or otherwise, subject to the limitation on maximum number of shares as set forth in Section 2;

          (d) to prescribe, amend and repeal rules and regulations of general application relating to the Plan;

          (e) to construe and interpret the Plan;

          (f) to require of any person exercising an option granted under the Plan, at the time of such exercise, the execution of any paper or making or any representation or the giving of any commitment that the Committee shall, in its discretion, deem necessary or advisable by reason of the securities laws of the United States or any State, or the execution of any paper or the payment of any sum of money in respect of taxes or the undertaking to pay or have paid any such sum that the Committee shall, in its discretion, deem necessary by reason of the Internal Revenue Code or any rule or regulation thereunder, or by reason of the tax laws of any State;

          (g) to amend stock options previously granted and outstanding, but no amendment to any such agreement shall be made without the consent of the optionee if such amendment would adversely affect the rights of the optionee under his stock option agreement or would disqualify an "incentive stock option" (as defined in Section 422 of the Internal Revenue Code) (an "incentive stock option") from being such under the Internal Revenue Code; and no amendment shall be made to any stock option agreement that would cause the inclusion therein of any term or provision inconsistent with the Plan; and

          (h) to make all other determinations necessary or advisable for the administration of the Plan. Determinations of the Committee with respect to the matters referred to in this section shall be conclusive and binding on all persons eligible to participate under the Plan and their legal representatives and beneficiaries. The Committee shall have full authority to act with respect to the participation of any Employee, including any directors or officers, and nothing in the Plan shall be construed to be in derogation of such authority.

     The Committee may designate selected Committee members or employees of First National Corporation to assist the Committee in the administration of the Plan and may grant authority to such persons to execute documents, including options, on behalf of the Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

     Decisions and determinations of the Committee on all matters relating to the Plan shall be in its sole discretion and shall be conclusive. No member of the Committee, nor any person authorized to act on behalf of the Committee, shall be liable for any action taken or decision made in good faith relating to the Plan or any award thereunder.

     4. GRANT OF OPTION TO EMPLOYEES.

          (a) EMPLOYEES TO WHOM OPTIONS MAY BE GRANTED. The Committee may grant an incentive stock option to any employee of First National or any of its subsidiaries ("Employee"). In determining which Employees will be granted an option, the Committee shall consider the duties of the Employees, their present and potential contributions to the success of First National, and such other factors as the Committee deems relevant in connection with accomplishing the purposes of the Plan.

          (b) NUMBER OF SHARES. The Committee may grant to an Employee an option to purchase such number of shares as the Committee may choose, except that no Employee shall be granted, in any single calendar year, options to acquire more than 20,000 shares.

          (c) EXERCISE PRICE. The Committee will specify the exercise price with respect to each option granted hereunder, but with respect to each option the exercise price must be at least 100% of the fair market value of the shares covered by the option at the time the option is granted.

          (d) TERM OF OPTIONS. The Committee will specify the expiration date of each option granted hereunder; provided, however, that no option granted hereunder may be exercised after the expiration of ten years from the date on which such option was granted.

          (e) TYPE OF OPTIONS. Options granted under this Section 4 may be either "Incentive Stock Options" or non-qualified stock options. An "Incentive Stock Option" is an option that is intended to qualify for tax treatment as an "incentive stock option" as described in section 422(b) of the Internal Revenue Code.

     5. OPTIONS FOR INDEPENDENT DIRECTORS.  The grant of options under this
Section 5 shall be limited to those directors of First National or any subsidiary of First National who, on the date of grant, are not employees of First National or any subsidiary (such directors are referred to herein as "Eligible Directors").

     On December 30 of each odd-numbered calendar year beginning with 1999 and ending with 2005 (or, if December 30 is not a business day, the immediately preceding business day (the "Grant Date")), each Eligible Director shall automatically receive options to acquire the number of shares of common stock specified below at an exercise price equal to the closing sales prices of the common stock on such date, as follows:

          (a) Eligible Directors of First National: 500 shares

          (b) Eligible Directors of First National who are members of the following committees of the First National Board of Directors:

               Executive Committee:                    250 shares
               Audit Committee:                        100 shares
               Compensation Committee:                 100 shares

          (c) Eligible Directors of the following subsidiaries of First National who are not also directors of First National:

               First National Bank:                    500 shares
               NBYC:                                   300 shares
               FCNB:                                   300 shares

          (d) Eligible Directors of New South:         200 shares

     Each such option shall be exercisable immediately and at any time and from time to time thereafter (subject to Section 6 hereof) until and including the date which is the business day immediately preceding the tenth anniversary of the Grant Date. Notice of each such option granted on a Grant Date shall be given to each Eligible Director within a reasonable time after the Grant Date.

     6. EXERCISE. Subject to the provisions of this Plan, an option granted under Section 4 hereof shall be exercisable at such time or times after the date of grant thereof, according to such schedule and upon such conditions as may be determined by the Committee at the time of grant, and an option granted under
Section 5 hereof shall be exercisable in accordance with the provisions of
Section 5 hereof. An option granted hereunder may be exercised as to part or all of the shares covered thereby at any time before the expiration date of such option.

     During the participant's lifetime, only the participant may exercise an option granted to him. If a participant dies prior to the expiration date of an option granted to him, without having exercised his option as to all of the shares covered thereby, the option may be exercised, to the extent of the shares with respect to which the option could have been exercised on the date of the participant's death, by the estate or a person who acquired the right to exercise the option by bequest or inheritance or by reason of the death of the Employee.

     7. PAYMENT OF EXERCISE PRICE. The exercise price will be payable upon exercise of the option to purchase shares. Payment of the exercise price shall be made in cash or, to the extent permitted by the Committee and as set forth in the Memorandum of Option, with shares of First National common stock, valued at the fair market value on the date of exercise.

     8. TRANSFERABILITY. No option granted hereunder may be transferred by the participant except by will or by the laws of descent and distribution, upon the death of the participant.

     9. MEMORANDUM OF OPTION.

          (a) GENERAL. The Committee will deliver to each participant to whom an option is granted a Memorandum of Option, stating the terms of the option.

          (b) INCENTIVE STOCK OPTION RULES. It is intended that options granted under Section 4 of this Plan may qualify for treatment for federal income tax as "incentive stock options," as that term is defined by Section 422 of the Internal Revenue Code, provided that the Employee follows certain rules concerning the exercise of the options. In the Memorandum of Option referred to in this paragraph the Committee will set forth the rules that the Employee must observe if his option is to qualify as an incentive stock option.

     10. CAPITAL ADJUSTMENTS. The number of shares of common stock covered by each outstanding option granted under the Plan, and the option price thereof, will be subject to an appropriate and equitable adjustment, as determined by the Committee, to reflect any stock dividend, stock split or share combination, and will be subject to such adjustment as the Committee may deem appropriate to reflect any exchange of shares, recapitalization, merger, consolidation, separation, reorganization, liquidation or the like, of or by First National.

     11. AMENDMENT OR DISCONTINUANCE. The Plan may be amended, altered or discontinued by the Board of Directors of First National. No termination or amendment of the Plan shall materially and adversely affect any rights or obligations of the holder of an option theretofore granted under the Plan without his consent.

     12. EFFECT OF THE PLAN. Neither the adoption of this Plan nor any action of the Board or the Committee shall be deemed to give any person any right to be granted an option to purchase common stock of First National or any other rights hereunder except as may be expressly granted by the Committee (or granted pursuant to Section 5) and evidenced by a Memorandum of Option described in
Section 9. Notwithstanding any other provision of the Plan, First National shall have no liability to deliver any shares under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity. To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

     13. EFFECTIVENESS OF THE PLAN; DURATION. The Plan shall be subject to approval by the vote of the holders of a majority of the shares of stock of First National entitled to vote at the 1999 annual meeting of shareholders. The Plan shall be effective at once upon such approval. No option may be granted prior to the approval of the Plan by shareholders. No options may be granted under this Plan after May 31, 2009.

                                                                      APPENDIX G
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  FORM 10-KSB

      [X]         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED
                  DECEMBER 31, 1998
                                     OR
      [  ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-28106

                           FIRSTBANCORPORATION, INC.
             (Exact name of registrant as specified in its charter)

                  SOUTH CAROLINA                                        57-1033905
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification Number)
               1121 BOUNDARY STREET                                     29901-2147
                  P.O. BOX 2147,                                        (Zip Code)
                  BEAUFORT, S.C.
     (Address of principal executive offices)

        Registrant's telephone number, including area code: 843-521-5600

           Securities registered pursuant to Section 12(b) of the Act
                                      NONE

           Securities registered pursuant to Section 12(g) of the Act
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of Class)
                          Authorized 2,000,000 shares
                     Issued and Outstanding 963,325 shares

    Check whether the registrant (1) filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

    Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

    Revenues for its most recent fiscal year: $9,331,045.

    The registrant's voting stock is not regularly and actively traded in any established market, and there are no regularly quoted bid and asked prices for the registrant's voting stock which is evidenced by the limited number of trades during the period of January 1, 1999 to March 8, 1999. The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the price of recent private trades was approximately $17,339,850 (963,325 shares) as of March 8, 1999. For the purposes of this calculation officers and directors of the registrant are considered non-affiliates.

                      DOCUMENTS INCORPORATED BY REFERENCE

                                      NONE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Part I
  Item 1. Description of Business...........................  G- 3
  Item 2. Description of Property...........................  G-22
  Item 3. Legal Proceedings.................................  G-22
  Item 4. Submission of Matters to a Vote of Security
     Holders................................................  G-23
Part II
  Item 5. Market for the Registrant's Common Equity and
     Related Stockholder Matters............................  G-24
  Item 6. Management's Discussion and Analysis..............  G-24
  Item 7. Financial Statements..............................  G-35
  Item 8. Changes in and Disagreements with Accountants on
     Accounting and Financial Disclosure....................  G-68
Part III
  Item 9. Directors, Executive Officers, Promoters and
     Control Persons, Compliance with Section 16(a) of the
     Exchange Act...........................................  G-68
  Item 10. Executive Compensation...........................  G-70
  Item 11. Security Ownership of Certain Beneficial Owners
     and Management.........................................  G-71
  Item 12. Certain Relationships and Related Transactions...  G-73
Part IV
  Item 13. Exhibits List and Reports on Form 8-K............  G-74

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

     FirstBancorporation, Inc. ("Company") is a multi-bank holding company registered under the Bank Holding Company Act and regulated by the Federal Reserve Board. FirstBank, N.A. ("Beaufort Bank") and FirstBank of the Midlands, N.A. ("Midlands Bank") (collectively as the "Banks") are the Company's only wholly-owned subsidiaries and the current business of the Company consists primarily of directing the affairs of the two Banks.

     In 1998 the Company opened the Midlands Bank in Columbia, South Carolina. See Note 1 of Notes to Consolidated Financial Statements contained in Item 7 of this Report.

     The Company uses the premises, furniture and equipment of the Banks to conduct its operations.

     The Banks are national banks regulated by the Office of the Controller of the Currency ("OCC"). The Beaufort Bank is the successor to The Savings Bank of Beaufort County, FSB, a federally-chartered stock savings bank that was formed as a de novo institution in 1986 and converted to a national bank charter on June 5, 1995. The Beaufort Bank reorganized as a wholly-owned subsidiary of the Company on November 1, 1995. The Midlands Bank received its national bank charter on September 1, 1998 and began operations on that date.

     The Banks operate as community banks devoted to serving the personal banking needs of residents of their primary market area, as well as the commercial banking needs of small businesses owned and operated by those residents. The Banks' business primarily consists of attracting deposits from the general public and using these funds to originate loans secured by real estate, including construction loans, located in the primary market area. The Banks also originate commercial loans and consumer loans. The Beaufort Bank conducts its business from its main office located in downtown Beaufort, South Carolina, a full service branch office located on Lady's Island in Beaufort, South Carolina, and a full service branch office located in Bluffton, South Carolina. The Midlands Bank conducts it business from its main office at 1900 Assembly Street, Columbia, South Carolina. See "Item 2. Description of Property."

PROPOSED MERGER WITH FIRST NATIONAL CORPORATION

     On March 4, 1999, the Company signed a definitive merger agreement with First National Corporation ("FNC") which is headquartered in Orangeburg, South Carolina, pursuant to which the Company will be merged into FNC. The surviving entity will be First National Corporation, a bank holding company with three wholly-owned bank subsidiaries, First National Bank ("FNB"), The National Bank of York County and Florence County National Bank. FNC expects to merge the Beaufort Bank and the Midlands Bank into FNB. The agreement provides that each share of the Company's stock will be exchanged for 1.222 shares of FNC common stock. The merger is intended to constitute a tax-free reorganization and is to be accounted for as a pooling-of-interests. Consummation of the merger is subject to numerous conditions, including the receipt of applicable regulatory approvals and approval by both the Company's and FNC's stockholders.

PERSONNEL

     As of December 31, 1998, the Company had 53 full-time and three part-time employees, none of whom is represented by a collective bargaining unit. The Company believes its relationship with its employees is good.

MARKET AREA

     The Beaufort Bank's primary market area is Beaufort County, South Carolina, excluding Hilton Head Island. The economy of this area is based primarily on retirement and tourism industries and the military. The area is noted for its beaches, state park, historical sites and fishing. The U.S. military presence in Beaufort County is significant with the Marine Corps Recruit Depot at Parris Island and the Marine Corps Air Station and the Naval Hospital, both in Beaufort.

     Land use in Beaufort County is primarily residential. Beaufort County is experiencing steady population growth which creates a continued demand for mortgage loan funds. According to the 1990 U.S. Census, the population of Beaufort County has increased from approximately 65,000 in 1980 to 86,000 in 1990. In March 1997, the U.S. Census Bureau estimated the 1996 Beaufort County population at 103,000.

     The Midlands Bank's primary market area is Richland and Lexington counties including Columbia, South Carolina. The economy of the area is based primarily on state government, education and the military. Columbia is the state capital, home of the University of South Carolina and the base of Fort Jackson, a U.S. Army training facility.

SELECTED FINANCIAL DATA:

     The following tables set forth certain information concerning the consolidated financial position and results of operations of the Company at the dates and years indicated:

                                                     AT DECEMBER 31,
                                     ------------------------------------------------
                                       1998      1997      1996      1995      1994
                                     --------   -------   -------   -------   -------
FINANCIAL CONDITION DATA (IN THOUSANDS):
Total assets.......................  $107,494   $91,699   $91,733   $83,047   $77,311
Loans receivable, net..............    82,583    80,064    78,150    72,026    68,900
Loans held for sale................     1,740       676       663       251        --
Investment securities held to
  maturity.........................        --        --        --        --     2,755
Investment securities available for
  sale.............................     9,066     2,182     2,485     2,630        --
Interest-bearing deposits with
  banks............................     4,665     1,969     3,349     1,548       218
Cash and amounts due from banks....     4,089     4,127     4,721     4,197     3,359
Deposits...........................    87,753    77,462    78,300    74,905    69,273
FHLB borrowings and other
  borrowings.......................     6,350     5,050     5,600     1,000     1,000
Stockholders' equity...............    12,125     7,981     7,045     6,517     5,895

                                                FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------------
                                            1998     1997     1996     1995     1994
                                           ------   ------   ------   ------   ------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED INCOME STATEMENT DATA:
Total interest income....................  $7,848   $7,542   $6,920   $6,296   $5,184
Total interest expense...................   3,565    3,423    3,281    3,106    2,220
Net interest income......................   4,283    4,119    3,639    3,190    2,964
Provision for loan losses................     200      165      162      192      179
Net interest income after provision for
  loan losses............................   4,083    3,954    3,477    2,998    2,785
Non interest income......................   1,483      952      737      587      512
SAIF recapitalization assessment.........      --       --      445       --       --
Non interest expenses....................   4,178    3,378    2,946    2,707    2,474
Income before income taxes...............   1,387    1,528      823      878      823
Provision for income taxes...............     531      581      322      351      302
Net income before cumulative effect of a
  change in accounting principle.........     856      947      501      527      521
Cumulative effect of a change in
  accounting principle, net of tax.......      90       --       --       --       --
Net income...............................     766      947      501      527      521
Earnings per share.......................    1.01     1.37      .73      .78      .78
Earnings per share, assuming dilution....     .94     1.29      .69      .71      .71

                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                            -------------------------------------
                                            1998    1997    1996    1995    1994
                                            -----   -----   -----   -----   -----
OTHER FINANCIAL DATA:
Net interest rate spread.................    3.89%   4.27%   3.95%   3.81%   3.95%
Net yield on average interest earning
  assets.................................    4.56    4.82    4.43    4.20    4.19
Return on average assets.................     .76    1.04     .57     .65     .70
Return on average equity.................    7.96   12.73    7.41    8.51    9.29
Ratio of average equity to average
  assets.................................    9.49    8.16    7.71    7.64    7.49
Loan loss allowance to total loans
  receivable.............................    1.06     .90     .80     .65     .49
Net loan charge-offs to average loans
  receivable.............................     .08     .08     .02     .09     .12
Ratio of non accrual loans to total
  assets.................................     .45     .47     .44     .16     .35

LENDING ACTIVITIES

     GENERAL. At December 31, 1998, the Company's total loans receivable, net of loans in process, was $83.4 million, or 77.7% of total assets. The Company has traditionally concentrated its lending activities on the origination of conventional first mortgage loans secured by one-to-four family properties, with such loans amounting to $46.3 million of the total loans receivable portfolio at December 31, 1998.

     The Company's principal market area (the "PMA") for loans is the northern two-thirds of Beaufort County and the Midlands area of South Carolina which includes Richland and Lexington counties.

     The Company concentrates its lending activities on first mortgage loans secured by residential properties, and on other consumer and commercial loans in the PMA. The Company's portfolio is comprised of adjustable rate mortgages, which include provisions for periodic interest rate adjustments and short-term loans, which reflect interest rate fluctuations, such as consumer, commercial and real estate construction loans.

     The Company's principal lending activity consists of the origination of permanent and construction loans on residential real estate (single-family dwellings and multifamily dwellings of up to four units), consumer loans and commercial loans to small businesses. The Company retains in its loan portfolio adjustable rate mortgage loans with terms of up to 30 years. Federal Housing Administration ("FHA"),Veterans Administration ("VA") and conventional fixed-rate mortgage loans are generally sold in the secondary mortgage market. At December 31, 1998, approximately 57.6% of the Company's total loan portfolio consisted of loans secured by first mortgage permanent residential real estate loans. Of the total loan portfolio, approximately 85.1% of all loans are adjustable rate or short-term (maturities of less than one year). The Company utilizes the Federal Home Loan Mortgage Corporation ("FHLMC") and other secondary sources (notably other financial institutions) as sources for loan sales. The majority of loans are underwritten using guidelines published by both, thus enabling the Company to market loans to these entities. There are, due to the nature of adjustable rate mortgages in the industry, unqualifiable risks resulting from increased cost to the borrower as a result of periodic repricing. Despite the benefits of adjustable rate mortgages to the Company's asset/liability management program, they do pose potential additional risks, primarily because as interest rates rise, the underlying payment by the borrower rises, increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. During 1998, the Company originated a larger volume of fixed rate long-term loans than adjustable rate long-term loans which resulted in an overall decrease in permanent mortgage loans outstanding in the portfolio.

     Construction financing is generally considered to involve a higher degree of credit risk than long-term financing of residential properties. The Company's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. If the estimate of construction cost or the salability of the property upon completion of the project proves to be inaccurate, the Company may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to maturity of the loan, with a collateral source with insufficient value to assure full repayment.

     Although commercial real estate loans typically have shorter terms to maturity and higher interest rates than residential mortgage loans, they also involve greater credit risks than certain residential mortgage loans. Commercial real estate and construction mortgage loans may involve large loan balances to single borrowers or groups of related borrowers. In addition, payment experience on loans secured by income producing properties is typically dependent on the successful operation of the properties and thus may be subject to a greater extent to adverse conditions in the real estate market, or in the economy generally.

     The Company sells most of its fixed rate loans in the secondary mortgage market as the loans are originated. The Company generally has the ability to generate an adequate volume of loans within its market area without seeking loan purchases from other institutions.

     Using loan underwriting guidelines established by its Board of Directors, the Company's first-mortgage real estate loans are granted for loan-to-value ratios of 80% or less. If borrowers require additional financing, private mortgage insurance insuring the Company's exposure above 80% is generally required. Loan underwriting and credit policies are determined by the Board of Directors and monitored for compliance by the Board's Loan Committee.

     All real estate loans require that the borrower maintain hazard insurance in an amount that is adequate to insure repayment of the loan in case of a loss. The Company also requires various other types of insurance, such as title, flood, casualty and, in some cases, life insurance on the borrower.

     The Company solicits loan originations through newspaper advertisements, officer, director, and employee referrals, and employs full-time loan originators. Once an application has been received, the loan is underwritten and either approved by the loan officer if within loan authority or forwarded to one of the Company's loan review committees. These committees consist of at least two directors and the Company's Chief Executive Officer. All loans which do not require prior approval of the full Board of Directors are approved by one of these four committees.

     The Company makes consumer loans secured by junior liens on real estate, including home improvement and home equity loans; loans secured by personal property, such as automobiles, recreational vehicles or boats, as well as loans to depositors of the institution on the security of their savings accounts. The Company also offers unsecured personal loans and overdraft lines of credit, which are in conjunction with its NOW accounts. At December 31, 1998, approximately 11.4% of the Company's total loan portfolio consisted of these types of consumer loans. Consumer loans historically have had higher rates of default than residential mortgage loans; although the Company's loan loss experience to date has been favorable in comparison to industry averages.

     The Company makes secured and unsecured loans for commercial, corporate and business purposes, concentrating on loans to small businesses for purposes of providing working capital, construction and leasehold improvements. Such loans typically have variable interest rates that are indexed to prime rate or a one- or three-year United States Treasury index. At December 31, 1998, approximately 11.4% of the Company's total loan portfolio consisted of loans secured by real estate other than permanent 1-4 family homes, and approximately 11.4% consisted of other commercial loans, both unsecured and secured by assets other than real estate. Commercial business loans are advantageous to the Company because the loans are short-term; however, they also involve more risk than residential mortgage loans because of the higher potential for defaults and the difficulties involved in disposing of the collateral, if any.

     The following table presents information regarding loans receivable at December 31, 1998 and 1997 (dollars in thousands):

                                                          % OF               % OF
                                                 1998     TOTAL     1997     TOTAL
                                                -------   -----    -------   -----
Real estate -- mortgage.......................  $55,831    66.9%   $60,017    74.3%
Real estate -- construction...................    8,657    10.5      5,949     7.4
Commercial, financial, and other..............    9,533    11.4      4,845     6.0
Consumer......................................    9,538    11.4     10,078    12.5
Unearned interest.............................     (116)    (.2)       (97)    (.2)
                                                -------   -----    -------   -----
Total loans...................................  $83,443   100.0%   $80,792   100.0%
                                                =======   =====    =======   =====

     LOAN MATURITY. The following table sets forth, as of December 31, 1998, information regarding the dollar amount of loans maturing in the Company's commercial and real estate-construction loan portfolio based on their contractual terms to maturity, but does not include potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income, and allowance for loan losses.

                                     WITHIN     AFTER 1 YEAR
                                     1 YEAR    THROUGH 5 YEARS   AFTER 5 YEARS    TOTAL
                                     -------   ---------------   -------------   -------
                                                   (DOLLARS IN THOUSANDS)
Commercial.........................  $ 4,172       $5,052            $309        $ 9,533
Real estate-construction...........    8,432          225              --          8,657
                                     -------       ------            ----        -------
  Total............................  $12,604       $5,277            $309        $18,190
                                     =======       ======            ====        =======

     The following table sets forth the dollar amount of all Commercial and Real estate-construction loans due after December 31, 1999 which have fixed interest rates and have floating or adjustable interest rates.

                                                          FIXED      FLOATING OR
                                                          RATES    ADJUSTABLE RATES
                                                          ------   ----------------
                                                               (IN THOUSANDS)
Commercial..............................................  $3,753        $1,608
Real estate-construction................................     222             3
                                                          ------        ------
  Total.................................................  $3,975        $1,611
                                                          ======        ======

     LOAN ORIGINATIONS, SALES AND PURCHASES. The Company's primary lending activity has been the origination of one- to- four family residential mortgage loans. The Company generally originates ARM loans for retention in its portfolio. Fixed-rate one- to- four family mortgage loans are generally sold to the FHLMC and other institutions (primarily other financial institutions). The Company generally does not assume any "pipeline risk" (i.e., the risk that the value of the loan will decline during the period between the time the loan is originated and the time of sale because of changes in market interest rates) when it sells loans because it obtains a purchase commitment from the prospective purchaser at the time it commits to fund the loan at a given interest rate.

     LOAN COMMITMENTS AND LETTERS OF CREDIT. The Company issues, without a fee, commitments to approved residential mortgage loan applicants conditioned upon the occurrence of certain events. Such commitments are made in writing on specified terms and conditions and are honored for up to 30 days. At December 31, 1998, the Company had total such commitments to extend credit of $3.1 million. See Note 17 of Notes to Consolidated Financial Statements contained in
Item 7 of this Report.

     As an accommodation to its commercial business borrowers, the Company issues standby letters of credit in favor of entities for whom the Company's borrowers are performing work or other services. At December 31, 1998, the Company had outstanding standby letters of credit of $493,000. See Note 17 of Notes to Consolidated Financial Statements contained in Item 7 of this Report.

     LOAN ORIGINATION AND OTHER FEES. In addition to interest earned on loans and fees for making loan commitments, the Company receives loan origination fees or "points" for originating loans. Loan origination fees charged to the borrower for originating a loan are based on a percentage of the principal amount of the mortgage loan.

     Fees vary with the volume and type of loans and commitments made and purchased and the competitive conditions present in mortgage markets, which in turn respond to the demand for and availability of money. The Company also receives other fees and charges relating to existing loans, such as late charges and fees collected in connection with a change in borrower or other loan modifications. As required by Generally Accepted Accounting Principles, loan origination fees and certain origination expenses are amortized over the life of the related loan, and the Company defers loan origination fees and certain direct loan origination costs. Such costs and fees are recognized as an adjustment to yield over the lives of the related loans utilizing a method of amortization that approximates the level yield method.

     Commitment fees to originate loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment.

     NONPERFORMING ASSETS AND DELINQUENCIES. When a borrower fails to make a required payment when due, the Company institutes collection procedures. The first notice is mailed to the borrower ten to 15 days after the payment due date. Attempts to contact the borrower by telephone generally begin approximately 25 days after the payment due date. If a satisfactory response is not obtained, continuous follow-up contacts are attempted until the loan has been brought current. In most cases, delinquencies are cured promptly; however, if by the 90th day of delinquency, or sooner if the borrower is chronically delinquent and all reasonable means of obtaining payment on time have been exhausted, foreclosure, according to the terms of the security instrument and applicable law, is initiated. If management determines on the 90th day of delinquency that all remedies to cure the delinquency have been exhausted, the loan generally is placed on non-accrual status if the collateral status is such that the interest or principal are unlikely to be recouped. All previously recorded accrued interest income is reversed. Consumer loans are charged off when amounts are determined to be uncollectible.

     The Company's Board of Directors is informed monthly as to the status of all loans with outstanding balances in excess of $10,000 that are delinquent 60 days or more and are classified "substandard". The Board of Directors is informed of the status of all loans currently in foreclosure, and the status of all foreclosed and repossessed property owned by the Company.

     The following table sets forth information with respect to the Company's non-performing assets at the dates indicated.

                                                              AT DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              -------    -----
                                                                (DOLLARS IN
                                                                 THOUSANDS)
Loans accounted for on a non-accrual basis:
  Residential...............................................  $  428     $405
  Commercial................................................      25        3
  Consumer..................................................      27       21
                                                              ------     ----
     Total..................................................     480      429
Accruing loans which are contractually past due 90 days or
  more:
  Residential...............................................     650       27
  Commercial................................................     139      150
  Consumer..................................................      21       28
                                                              ------     ----
     Total..................................................     810      205
Total of non-accrual loans and 90 day past due loans........   1,290      634
                                                              ------     ----
Real estate owned...........................................      40      127
Restructured loans..........................................      97       --
                                                              ------     ----
     Total nonperforming assets.............................  $1,427     $761
                                                              ======     ====
Total loans delinquent 90 days or more, accruing and
  non-accruing, to net loans................................    1.55%     .79%
Total loans delinquent 90 days or more, accruing and
  non-accruing, to total assets.............................    1.20%     .69%

     Gross interest income of $48,169 would have been recorded for the year ended December 31, 1998 if non-accrual loans had been current according to their original terms and had been outstanding throughout the entire year. Interest income of $42,755 on such loans were included in net income for the year as a result of cash payments received.

     FORECLOSED REAL ESTATE. At December 31, 1998, the Company had foreclosed real estate of $40,000 consisting of three unimproved lots. See Note 2 of Notes to Consolidated Financial Statements contained in Item 7 of this Report for a discussion of the Company's accounting for foreclosed real estate.

     ALLOWANCE FOR LOAN LOSSES. The Company has established a systematic methodology for the determination of provisions for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation allowance as well as specific allowances that are tied to individual loans. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. Such evaluations are particularly susceptible to changes in economic, operating or other conditions that may be beyond the Company's control.

     The following table sets forth an analysis of the Company's allowance for loan losses for the years indicated. When recoveries are recognized from charge-offs to the allowance for loan losses, the allowance for loan losses is credited to the extent of the charge-off. Likewise, any subsequent loss that may occur from the disposition of collateral is charged to current period expense.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1998    1997
                                                              ----    ----
                                                              (DOLLARS IN
                                                               THOUSANDS)
Balance at beginning of year................................  $728    $631
Charge-offs:
  Residential...............................................     5      19
  Commercial................................................    29      21
  Consumer..................................................    38      33
                                                              ----    ----
     Total charge-offs......................................    72      73
Recoveries:
  Residential...............................................     0       2
  Commercial................................................     2      --
  Consumer..................................................     1       3
                                                              ----    ----
     Total recoveries.......................................     3       5
Net charge-offs.............................................    69      68
Provision for possible loan losses..........................   200     165
                                                              ----    ----
Balance at end of year......................................  $859    $728
                                                              ====    ====
Ratio of allowance to total loans outstanding at end of
  year......................................................  1.06%    .90%
Ratio of net charge-offs to average loans outstanding during
  year......................................................   .08%    .08%

INVESTMENT ACTIVITIES

     At December 31, 1998, the sole equity investments of the Company were its investment in the Banks. As national banks, the Company's subsidiaries are permitted under federal law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the FHLB of Atlanta, certificates of deposit of federally insured institutions, certain bankers' acceptances and federal funds. Subject to various restrictions, the Company may also invest a portion of its assets in commercial paper and corporate debt securities. The Banks are also required to maintain investments in FHLB of Atlanta stock and Federal Reserve Bank of Richmond stock as a condition of membership in each institution. Neither the Company nor the Banks invest in high yielding, non-investment grade securities, or "junk-bonds." See Note 4 of Notes to Consolidated Financial Statements contained in Item 7 of this Report.

     The following table sets forth the composition of the Company's securities portfolio at the dates indicated. At December 31, 1998 and 1997, the Company's entire securities portfolio was designated as available-for-sale.

                                                        AT DECEMBER 31,
                                         ----------------------------------------------
                                                 1998                     1997
                                         ---------------------    ---------------------
                                         CARRYING   PERCENT OF    CARRYING   PERCENT OF
                                         VALUE(1)   PORTFOLIO     VALUE(1)   PORTFOLIO
                                         --------   ----------    --------   ----------
                                                     (DOLLARS IN THOUSANDS)
FHLB stock.............................   $  567        6.3%       $  548       24.8%
Federal Reserve Bank stock.............      329        3.6           130        5.9
US Government and agency obligations...    4,070       44.8            99        4.5
Mortgage-backed securities.............    4,121       45.3         1,429       64.8
                                          ------      -----        ------      -----
  Total................................   $9,087      100.0%       $2,206      100.0%
                                          ======      =====        ======      =====

-------------------------

(1) The market value of the investment portfolio amounted to $9.1 million and $2.2 million at December 31, 1998 and 1997, respectively.

     All U.S. Government and agency securities had original maturities of less than one year. At December 31, 1998, mortgage-backed securities were comprised of $1.0 million of Government National Mortgage Association ("GNMA") adjustable rate securities with adjustment intervals of one year and $3.1 million of Federal National Mortgage Association ("FNMA") fixed rate mortgage-backed securities collateralized by fully amortizing ten year FNMA mortgages. Investments increased at December 31, 1998 as compared to December 31, 1997 as a result of the opening of the Midlands Bank and its higher level of non loan type investments, and as a result of lower demand for portfolio-type loans during the year in the Beaufort Bank.

DEPOSITS

     GENERAL. Deposits are the primary source of funds for the Company's lending and investment activities. None of the deposit instruments offered by the Company have rates subject to regulation. Deposit inflows and outflows vary widely and are influenced by prevailing interest rates and money market conditions. Transaction account balances are influenced considerably by general economic activity. The Company's ability to attract and retain deposits and the Company's cost of funds has been, and will continue to be, significantly affected by market conditions.

     Most of the Company's deposits are obtained from residents of South Carolina, principally from residents in Beaufort, Richland and Lexington counties, the Company's largest deposit markets. In the past, the Company has accepted brokered deposits typically in denominations of $99,000 from out-of-state depositors at rates comparable to rates offered to local depositors. At December 31, 1998, these deposits totaled approximately $5.2 million.

     The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 1998. Jumbo certificates of deposit require minimum deposits of $100,000.

MATURITY PERIOD                                                   AMOUNT
---------------                                               --------------
                                                              (IN THOUSANDS)
Three months or less........................................     $ 4,266
Over three through twelve months............................       5,052
Over twelve months..........................................         942
                                                                 -------
  Total.....................................................     $10,260
                                                                 =======

     The following table sets forth the balances and changes in dollar amounts of savings deposits in the various types of deposit accounts offered by the Company at the dates indicated.

                                                   AT DECEMBER 31,
                        ---------------------------------------------------------------------
                                      1998                                1997
                        ---------------------------------   ---------------------------------
                                  PERCENT OF    INCREASE              PERCENT OF    INCREASE
                        AMOUNT      TOTAL      (DECREASE)   AMOUNT      TOTAL      (DECREASE)
                        ------    ----------   ----------   -------   ----------   ----------
Non-interest
  bearing.............  $ 6,955      7.9%       $   280     $ 6,675      8.6%       $  (494)
Now and money
  markets.............   38,718      44.1        10,785      27,933      36.1         2,061
Regular savings.......    4,566       5.2          (610)      5,176       6.7          (794)
Certificates of
  deposit maturing:
Within 1 year.........   32,210      36.7         1,830      30,380      39.1          (690)
After 1 year, but
  within 3 years......    5,007       5.8        (2,085)      7,092       9.2          (344)
After 3 years.........      297        .3            91         206        .3          (577)
                        -------     -----       -------     -------     -----       -------
  Total...............  $87,753    100.0%       $10,291     $77,462    100.0%       $  (838)
                        =======     =====       =======     =======     =====       =======

-------------------------

(1) At December 31, 1998 and 1997, jumbo certificates amounted to $10.3 million and $8.8 million, respectively.

(2) IRA accounts included in certificate balances totaled $2.7 million and $3.1 million at December 31, 1998 and 1997, respectively.

     The following table sets forth the time deposits in the Company classified by rates at the dates indicated.

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
2.00 -- 3.99%...............................................  $   261   $    41
4.00 -- 5.99%...............................................   29,854    22,675
6.00 -- 7.99%...............................................    7,399    14,962
                                                              -------   -------
Total.......................................................  $37,514   $37,678
                                                              =======   =======

     The following table sets forth the savings activities of the Company for the years indicated.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Beginning balance...........................................  $77,462   $78,300
Interest credited...........................................    3,412     3,127
Net increase (decrease) in savings deposits.................    6,879    (3,965)
                                                              -------   -------
Ending balance..............................................  $87,753   $77,462
                                                              =======   =======

BORROWING

     The Company's subsidiaries can use the FHLB of Atlanta for advances to support additional loan demand and other funding needs. At December 31, 1998, the Company had a borrowing capacity of $11.0 million at the FHLB of Atlanta, of which $4.25 million was outstanding. In addition, the Company has a $2.1 million loan outstanding with a commercial bank. This loan was obtained in September 1998 for a portion of the initial capitalization of the Midlands Bank. This loan has no prepayment penalty and is based on a prime lending rate, adjusted annually. See Note 1 of Notes to Consolidated Financial Statements contained in
Item 7 of this Report.

     The following tables set forth certain information regarding the Company's short-term borrowings at the end of and during the years indicated.

                                                                     AT
                                                                DECEMBER 31,
                                                                -------------
                                                                1998     1997
                                                                -----    ----
Weighted average rate paid on:
  FHLB borrowings -- short-term.............................    6.92 %   6.5%0
  Commercial bank borrowing.................................    7.50       --

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                               ----------------
                                                                1998      1997
                                                               ------    ------
                                                                 (DOLLARS IN
                                                                  THOUSANDS)
Maximum amount of borrowing outstanding at any month end:
  FHLB borrowings -- short-term
  Commercial bank borrowing
Approximate average short-term borrowings outstanding with
  respect to:..............................................    $3,050    $4,700
  FHLB borrowings short-term...............................     2,100        --
  Commercial bank borrowing................................    $1,119    $2,762
Approximate weighted average rate paid on:.................       702        --
  FHLB borrowings short-term...............................     6.47%     5.85%
  Commercial bank borrowing................................      7.60        --

COMPETITION

     The Company faces competition in its primary market areas for the attraction of deposits (its primary source of lendable funds) and in the origination of loans. Its most direct competition for deposits has historically come from commercial banks, credit unions, thrifts operating in its market area, and other financial institutions such as brokerage firms and insurance companies. Major regional banks as well as South Carolina based banks, local credit unions and securities brokerage firm operate in the northern Beaufort county market. The Midlands Bank is a de novo bank which faces competition from many financial institutions in Richland and Lexington counties, a larger metropolitan market. Particularly in times of high interest rates, the Banks face additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. The Company's competition for loans comes from commercial banks, thrift institutions, credit unions and mortgage bankers.

SUBSIDIARY ACTIVITIES

     There are no other subsidiaries of the Company other than the Banks. The Beaufort Bank has one wholly-owned subsidiary, First Securities Corporation ("First Securities"), that is engaged in the sale of alternative investments including mutual funds, stocks, bonds and variable annuities. At December 31, 1998, the Beaufort Bank's investment in First Securities was $59,000.

                                   REGULATION

REGULATION OF THE BANKS

     GENERAL. As federally insured national banks, the Banks are subject to extensive regulation. Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. The Banks are regularly examined by the OCC and the FDIC and file periodic reports concerning their activities and financial condition with those regulatory agencies. The Banks' relationship with depositors and borrowers also is regulated to a great extent by both federal law and the laws of the State of South Carolina, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents.

     The federal banking laws and regulations govern all areas of the operation of the Banks, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payments should be deemed to constitute an unsafe and unsound practice. The respective primary federal regulators of the Company and the Banks have authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

     DEPOSIT INSURANCE. The FDIC maintains two separate insurance funds: the Bank Insurance Fund ("BIF") and the SAIF. Beaufort Bank's deposit accounts are insured by the FDIC under the SAIF, while Midlands Bank's deposit accounts are insured by the FDIC under the BIF. The FDIC insures deposits at the Banks to the maximum extent permitted by law.

     Beaufort Bank and Midlands Bank currently pay deposit insurance premiums to the FDIC based on a risk-based assessment system established by the FDIC for all SAIF and BIF member institutions. Under applicable regulations, the FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period. The capital categories are: well-capitalized, adequately capitalized, or undercapitalized. An institution is also placed in one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned with the most well-capitalized, healthy institutions receiving the lowest rates.

     On September 30, 1996, the Deposit Insurance Funds Act ("Act") was enacted, which, among other things, imposed a special one-time assessment on SAIF member institutions, including Beaufort Bank, to recapitalize the SAIF. As a result of the Act and the special one-time assessment, the FDIC reduced the assessment schedule for SAIF members, effective January 1, 1997, to a range of 0% to 0.27%, with most institutions, including Beaufort Bank, paying 0%. This assessment schedule is the same as that for the BIF, which reached its designated reserve ratio in 1995. In addition, since January 1, 1997, SAIF members are charged an assessment of 0.065% of SAIF-assessable deposits for the purpose of paying interest on the obligations issued by the Financing Corporation in the 1980s to help fund the thrift industry cleanup. BIF-assessable deposits are charged an assessment to help pay interest on the Financing Corporation bonds at a rate of approximately .013%. Full pro rata sharing of the Financing Corporation payments between BIF and SAIF members will occur until the earlier of December 31, 1999, or the date the BIF and SAIF are merged. Beaufort Bank's and Midlands Bank's assessments expensed for the year ended December 31, 1998, equaled $48,000 and $0, respectively.

     The FDIC is authorized to raise the assessment rates in certain circumstances. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Banks.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. Management of the Banks does not know of any practice, condition or violation that might lead to termination of their respective deposit insurance.

     PROMPT CORRECTIVE ACTION. Each federal banking agency (including the OCC) is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action. Under the regulations, an institution shall be deemed to be: (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, has a Tier I risk-based capital ratio of 4.0% or more, has a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, has a Tier I risk-based capital ratio that is less than 4.0% or has a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, has a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

     A federal banking agency may, after notice and an opportunity for a hearing, reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. (The FDIC may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized.)

     An institution generally must file a written capital restoration plan which meets specified requirements, as well as a performance guaranty by each company that controls the institution, with the appropriate federal banking agency within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. Immediately upon becoming undercapitalized, an institution shall become subject to various mandatory and discretionary restrictions on its operations.

     At December 31, 1998, the Banks were respectively categorized as "well capitalized" under the OCC prompt corrective action regulations.

     STANDARDS FOR SAFETY AND SOUNDNESS. The federal banking regulatory agencies have prescribed regulatory standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (iv) asset quality; (vii) earnings and (vii) compensation, fees and benefits. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that either of the Banks fail to meet any standard prescribed by the Guidelines, the agency may require the Beaufort Bank or Midlands Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIA. Management is aware of no conditions relating to these safety and soundness standards which would require submission of a plan of compliance for the Banks.

     CAPITAL REQUIREMENTS. The OCC's regulations establish two capital standards for national banks: a leverage requirement and a risk-based capital requirement. In addition, the OCC may, on a case-by-case basis, establish individual minimum capital requirements for a national bank that vary from the requirements which would otherwise apply under OCC regulations. A national bank that fails to satisfy the capital requirements established under the OCC's regulations will be subject to such administrative action or sanctions as the OCC deems appropriate.

     The leverage ratio requires a minimum ratio of "Tier 1 capital" to adjusted total assets of 3% for national banks rated Composite 1 under the CAMEL rating system for banks. National banks not rated Composite 1 are required to maintain a minimum ratio of Tier 1 capital to adjusted total assets of 4% to 5%, depending upon the level and nature of risks of their operations. For purposes of the OCC's leverage requirement, Tier 1 capital generally consists of tangible capital plus certain intangibles. At December 31, 1998, Beaufort Bank's and Midlands Bank's Tier 1 leverage ratio was 8.2% and 63.1%.

     The OCC risk-based capital requirement requires national banks to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital" (as described below), provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital generally consists of certain permanent and maturing capital instruments that do not qualify as core capital and general loan and lease loss allowances up to a maximum of 1.35% of risk weighted assets. Total risk-weighed assets include all assets, including certain off-balance sheet items, multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. At December 31, 1998, Beaufort Bank's and Midlands Bank's risked-based capital ratio was 14.0% and 111.7%, respectively.

     The OCC has revised its risk-based capital requirements to permit it to require higher level of capital for an institution in light of its interest rate risk. In addition, the OCC has adopted a rule that requires a bank's interest rate risk exposure be quantified using either the measurement system required by regulation or the institution's internal model for measuring such exposure, if such model is determined to be adequate by the institution's examiner. Small institutions that are highly capitalized and have minimal interest rate risk, such as the Banks, are exempt from the rule unless otherwise determined by the OCC.

     DIVIDENDS. Dividends from the Banks constitute the major source of funds for dividends which may be paid by the Company. Federal law and OCC regulations provide that all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. Federal Law further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half-year periods in the case of annual dividends, are transferred to the surplus fund. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund of the retirement of any preferred stock.

     The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, the Banks would be prohibited by federal statute and the OCC's prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, the Banks would be classified as "undercapitalized" under the OCC's regulations. See "-- Prompt Corrective Action." Moreover, the OCC also has the general authority to limit the dividends paid by national banks if such payments should be deemed to constitute an unsafe and unsound practice.

     LIQUIDITY. National banks are not subject to any prescribed regulatory liquidity requirements. At December 31, 1998, management of the Banks believed that they maintained sufficient liquid assets to meet its commitments at that date.

     LOANS-TO-ONE-BORROWER. Federal law limits the amount of loans that the Banks can extend to any one borrowers and the borrower's related entities. Generally, this limit is 15% of a bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 1998, Beaufort Bank's and Midlands Bank's loans-to-one borrower limit was approximately $1.3 million and $.7 million, respectively. At December 31, 1998, the Banks were in compliance with this requirement.

     FEDERAL RESERVE SYSTEM. Regulation D promulgated by the Federal Reserve imposes reserve requirements on all depository institutions that maintain transaction accounts or non personal time deposits. These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank. NOW accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non personal time deposits at a bank. Under Regulation D, a bank must establish reserves equal to 0% of the first $4.9 million of net transaction accounts, 3% of the next $41.6 million, and 10% plus $1.56 million of the remainder. The reserve requirement on non-personal time deposits with original maturities of less than 1 1/2 years is 0%. As of December 31, 1998, the Banks met their reserve requirements.

     AFFILIATE TRANSACTIONS. The Company and the Banks are separate and distinct legal entities. Various legal limitations restrict the Banks from lending or otherwise supplying funds to the Company (an "affiliate"), generally limiting such transactions with the affiliate to 10% of the Banks' capital and surplus and limiting all such transactions to 20% of the Banks' capital and surplus. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the Banks as those prevailing at the time for transactions with unaffiliated companies.

     Federally insured banks are subject, with certain exceptions, to certain restrictions on extensions of credit to their parent holding companies or other affiliates, on investments in the stock or other securities of affiliates and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

     COMMUNITY REINVESTMENT ACT. Banks are also subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"), which requires the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied, among other things, to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. The Beaufort Bank received a "satisfactory" rating during its latest CRA examination. The Midlands Bank has not yet received a CRA examination.

REGULATION OF THE COMPANY

     GENERAL. The Company is a bank holding company registered as such with the Federal Reserve and subject to comprehensive regulation by the Federal Reserve under the BHCA and the regulations thereunder. The Company is required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require and is subject to regular examinations by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). Generally, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

     Under Federal Reserve policy, a bank holding company must serve as a source of strength for its subsidiary banks. Under this policy the Federal Reserve may require, and has required, a holding company to contribute additional capital to an undercapitalized subsidiary bank.

     Under the BHCA, the Company must obtain Federal Reserve approval before:
(i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

     Any direct or indirect acquisition by a bank holding company or its subsidiaries of more than 5% of the voting shares of, or substantially all of the assets of, any bank located outside of the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, may not be approved by the Federal Reserve unless the laws of the state in which the bank to be acquired is located specifically authorize such an acquisition. See "-- Interstate Banking and Branching." Since September 30, 1995, federal law permits well capitalized and well managed bank holding companies to acquire control of an existing bank in any state.

     The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Under the BHCA, the Federal Reserve is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. The list of activities determined by regulation to be closely related to banking within the meaning of the BHCA includes, among other things: operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers.

     INTERSTATE BANKING AND BRANCHING. The Riegle-Neal Interstate Banking and Branching Act of 1994 ("Riegle-Neal") was enacted to ease restrictions on interstate banking. Effective September 29, 1995, Riegle-Neal allows the Federal Reserve to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve may not approve the acquisition of the bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory laws of the host state. Riegle-Neal also prohibits the FRB form approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. Riegle-Neal does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the Act. Generally, South Carolina law permits any bank holding company to acquire banks or bank holding companies located in South Carolina subject to the requirements that the laws of the state in which the acquiring bank holding company is located permit bank holding companies located in South Carolina to acquire banks or bank holding companies in the acquiror's state and that the South Carolina bank sought to be acquired has been in existence for at least five years.

     Additionally, beginning on June 1, 1997, the federal banking agencies were authorized to approve interstate merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks opts out Riegle-Neal by adopting a law after the date of enactment of Riegle-Neal and prior to June 1, 1997 which applies equally to all out-of-state banks and expressing prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions are also be subject to the nationwide and statewide insured deposit concentration amounts described above.

     Riegle-Neal authorizes the OCC and FDIC to approve interstate branching de novo by national and state banks, respectively, only in states which specifically allow for such branching. Riegle-Neal also requires the appropriate federal banking agencies to prescribe regulations by June 1, 1997 which prohibit any out-of-state bank from using the interstate branching authority primarily for the purpose of deposit production. These regulations must include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities which they serve.

     DIVIDENDS. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" under the prompt corrective action regulations.

     Generally, bank holding companies are required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption of it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, has a safety and soundness examination rating of at least at "2" and is not subject to any unresolved supervisory issues.

     CAPITAL REQUIREMENTS. The Federal Reserve has established capital adequacy requirements for bank holding companies that generally parallel the capital requirements for national banks. For bank holding companies with consolidated assets of less than $150 million, like the Company, compliance is measured on a bank-only basis. See "-- Regulation of the Banks -- Capital Requirements" and
Note 19 of Notes to Consolidated Financial Statements contained in Item 7 of this Report.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Beaufort Bank's main office is located at 1121 Boundary Street, Beaufort, South Carolina. The office was opened in 1986. The office building is leased from First Patriots Partnership, a South Carolina general partnership among Colden R. Battey, Jr., Richard L. Gray, Russell L. Jeter, Carson R. Rentz and Robert A. Kerr, all of whom are directors of the Company and the Beaufort Bank. The Beaufort Bank also leases additional parking space adjacent to the main office from First Patriots Partnership.

     The Beaufort Bank operates a 2,100 square foot branch office located on U.S. Highway 21 on Lady's Island in Beaufort, South Carolina. The office was opened in 1988. The building is leased from Richard L. Gray, a director of the Company and the Beaufort Bank.

     The Beaufort Bank owns and operates an 8,700 square foot office located at One Burnt Church Road, Bluffton, South Carolina. The Beaufort Bank occupies approximately 3,850 square feet as a branch office and leases the remaining space. The office was opened in 1993.

     The Midlands Bank operates a 6,600 square foot main office location at 1900 Assembly Street, Columbia, South Carolina. The building is leased from a non affiliated party.

ITEM 3.  LEGAL PROCEEDINGS

     Periodically, there have been various claims and lawsuits involving the Company such as claims to enforce liens, condemnation proceedings on properties in which the Company holds security interests, claims involving the making and servicing of real property loans and other issues incident the Company's business. The Company is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     There were no matters submitted to a vote of the security holders during the fourth quarter of the fiscal year ended December 31, 1998.

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER
MATTERS

     The Company's voting common stock is not regularly or actively traded in any established market, and there are not regularly quoted bid and asked prices for the stock. During 1998, 6,590 shares were traded at an average price of approximately $17.73 per share based upon transfer records and the per share price of any trades of which the Company is made aware. In addition, during the year, the Company sold 193,422 new shares of common stock at $18.00 per share. The most recent trade of which the Company was aware was for 1,000 shares at a price of $19.00 on February 9, 1999. As of March 9, 1999 there were 837 shareholders of record and an estimated 120 shareholders in street name. The Company paid no cash or stock dividends during 1998 and no cash dividends have been paid by the Company since its inception in 1986. Cash dividends may be declared and paid only from retained earnings of the Company. Additional regulatory restrictions apply. See Item 6, Managements' Discussion and
Analysis -- Liquidity and Capital Resources contained in this Report.

     The stock prices below represent the historical highs and lows by quarter for the Company's stock:

                                                              PRICE PER SHARE
                                                              ---------------
QUARTER ENDED                                                  HIGH     LOW
-------------                                                 ------   ------
March 31, 1997..............................................  $11.82   $11.82
June 30, 1997...............................................   14.00    13.00
September 30, 1997..........................................      --       --
December 31, 1997...........................................   14.00    14.00
March 31, 1998..............................................   15.00    14.00
June 30, 1998...............................................   18.00    18.00
September 30, 1998..........................................   18.00    18.00
December 31, 1998...........................................   18.00    18.00

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto contained in Item 7 of this Report.

PROPOSED MERGER WITH FIRST NATIONAL CORPORATION

     As previously discussed, on March 4, 1999, the Company entered into a definitive merger agreement ("Agreement") with First National Corporation, Orangeburg, South Carolina ("FNC") pursuant to which the Company will be merged into FNC. The surviving entity will be FNC. The Agreement provides that each share of the Company's common stock will be exchanged for 1.222 shares of FNC common stock. The merger is intended to be a tax-free reorganization. Consummation of the merger is subject to numerous conditions, including receipt of applicable regulatory approvals and approval by both the Company's and FNC's stockholders.

OPERATING STRATEGY

     The Company transacts its business through its two banking subsidiaries. The Company's business consists principally of attracting retail deposits from the general public and using these funds to originate mortgage loans secured by one-to-four family residences located in its primary market area. The Company also originates commercial loans to small businesses and professionals, home equity loans, construction loans and consumer loans. The Company funds its assets primarily with retail deposits and, to a lesser extent, FHLB of Atlanta advances.

     The Company's profitability depends primarily on its net interest income, which is the difference between the income it receives on its loan and investment portfolio and its cost of funds, which consists of interest paid on deposits and borrowings. Net interest income is also affected by the relative amounts of interest-earning assets and interest-bearing liabilities. When the yield on interest-earning assets equals or exceeds the rate paid on interest-bearing liabilities, any positive interest rate spread will generate net interest income. The Company's profitability is also affected by the level of other operating income and expenses. Other operating income includes service charges and fees and gain on sale of mortgage loans. Other operating expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums and data processing expenses. The Company's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation and monetary and fiscal policies.

     The Company's business strategy is to operate its banking subsidiaries as well-capitalized and profitable financial institutions dedicated to financing community credit needs and providing quality customer service. The Company emphasizes the origination for retention in its portfolio of adjustable-rate loans in order to reduce its interest rate risk. Fixed-rate loans with maturities of 15 years or more are generally originated for sale in the secondary market.

ASSET AND LIABILITY MANAGEMENT

     The Company's asset and liability management program is designed to decrease the Company's vulnerability to material changes in interest rates or "interest rate risk." The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of the Company's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. If the maturities or repricings of the Company's assets and liabilities were perfectly matched, and if the interest rate borne by its assets and liabilities were equally flexible and moved concurrently (neither of which is the case) the impact on net interest income of any material changes in interest rates would be minimal.

     The Company's asset and liability policies are directed toward the objectives of maintaining the interest rate sensitivity of the Company's assets and matching the maturities of the Company's interest-earning assets and interest-bearing liabilities to the extent practical. At December 31, 1998, the Company's total interest-bearing liabilities due within one year exceeded interest-earning assets due within one year by approximately $14.0 million, resulting in a cumulative one-year negative gap to total earning assets ratio of 13.9%. The Company is constantly monitoring and attempting to control or improve its short-term gap position through periodic review of asset and liability repricing and through its internal analysis of the effects of changing rate environments on its net interest income.

     A significant part of the Company's program of asset and liability management has been to emphasize the origination of adjustable-rate and/or short-term loans, which includes adjustable-rate residential mortgage ("ARM") loans and short-term construction loans. At December 31, 1998, residential real estate mortgage loans that provided for repayment or interest-rate adjustment within three years totaled approximately $38.3 million, and represented approximately 45.9% of total loans receivable. The Company sells in the secondary market almost all of the 15 to 30 year fixed-rate mortgage loans it originates. Generally, a commitment to sell such loans, subject to approval, is in place at the time of origination of these loans. The Company generally holds such loans in its portfolio only for the length of time it takes to receive funding from the purchaser of the loan. In fiscal 1998, the Company originated approximately $14.3 million of ARM loans versus $26.1 million of fixed-rate loans. ARM loans are generally originated for retention in the portfolio. When long-term rates fall, residential mortgage demand typically favors fixed-rate lending. The prevailing lower rate environment of 1998 favored fixed rate lending and as a result overall loan portfolio growth increased by only $2.7 million as a result of more loans being sold in the secondary market.

     Another strategic objective of the Company's asset and liability management effort has been to originate short-term consumer and commercial business loans. These loans are usually originated with variable interest rates. At December 31, 1998, consumer loans, including open-ended lines of credit totaled approximately $9.5 million, or approximately 11.4% of total loans, and commercial business loans totaled approximately $9.5 million, or 11.4% of total loans. Consumer and commercial loans are considered to involve greater credit risk than residential loans.

     The Company's objective is to increase its retail deposit base by promoting the growth of transaction accounts and by maintaining competitive rates in order to retain and attract longer-term certificates. As of December 31, 1998, the Company's total Now, Money Market and non interest-bearing demand deposit accounts totaled $45.7 million or 52.1% of total deposits at that date.

INTEREST SENSITIVITY ANALYSIS

     The following table presents the Company's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at December 31, 1998.

                              0-3        4-12       1-2      3-4
                             MONTHS     MONTHS     YEARS    YEARS    YEAR 5+    TOTAL
                            --------   --------   -------   ------   -------   -------
                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans and loans
     held-for-sale........  $ 28,098   $ 23,093   $19,863   $9,396   $ 4,821   $85,271
  GNMA mortgage-backed
     securities...........       433        611        --       --     3,077     4,121
  Overnight and other
     investments..........    11,381         --        --       --       329    11,710
                            --------   --------   -------   ------   -------   -------
     Total interest
       earning assets.....    39,912     23,704    19,863    9,396     8,227   101,102
Interest-bearing
  liabilities:
  Regular savings.........     4,565         --        --       --        --     4,565
  NOW and money market
     accounts.............    38,718         --        --       --        --    38,718
  Certificate accounts....    14,626     17,593     5,008      287        --    37,514
  FHLB and other
     borrowing............        --      2,150     1,200    3,000        --     6,350
                            --------   --------   -------   ------   -------   -------
     Total rate sensitive
       liabilities........    57,909     19,743     6,208    3,287        --    87,147
                            --------   --------   -------   ------   -------   -------
Excess (deficiency) of
  interest sensitive
  assets over interest
  sensitive liabilities...  $(17,997)  $  3,961   $13,655   $6,109   $ 8,227   $13,955
                            ========   ========   =======   ======   =======   =======
Cumulative excess
  (deficiency) of interest
  sensitive assets over
  interest sensitive
  liabilities.............  $(17,997)  $(14,036)  $  (381)  $5,728   $13,955
                            ========   ========   =======   ======   =======
Ratio of interest-earning
  assets to
  interest-bearing
  liabilities.............      68.9%     120.1%
Cumulative ratio of
  interest-earning assets
  to interest-bearing
  liabilities.............      68.9%      81.9%

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

     The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities. Average balances for a year have been calculated using average daily balances during such year.

                                                                  YEAR ENDED DECEMBER 31,
                                      AT        ------------------------------------------------------------
                                 DECEMBER 31,               1998                            1997
                                     1998       -----------------------------   ----------------------------
                                 ------------              INTEREST                       INTEREST
                                    YIELD/      AVERAGE       AND      YIELD/   AVERAGE      AND      YIELD/
                                     COST       BALANCE    DIVIDENDS    COST    BALANCE   DIVIDENDS    COST
                                 ------------   --------   ---------   ------   -------   ---------   ------
                                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Total net loans(1)...........      8.46%      $ 81,461    $7,156      8.78%   $81,221    $7,282      8.97%
  FHLB overnight investments...      4.95          8,910       473      5.30      1,815       101      5.56
  Other investments............      5.85          3,634       219      6.03      2,485       159      6.40
                                     ----       --------    ------      ----    -------    ------      ----
    Total interest-earning
      assets...................      7.99         94,005     7,848      8.35     85,521     7,542      8.82
  Non-interest-earning
    assets.....................                    7,378                          5,662
                                                --------                        -------
    Total assets...............                 $101,383                        $91,183
                                                ========                        =======
Interest-bearing liabilities:
  NOW and money market
    accounts...................      2.50       $ 33,440     1,026      3.07%   $27,479    $  818      2.98%
  Other savings................      2.32          4,689       108      2.31      5,479       126      2.30
  Certificates of deposit......      5.47         38,163     2,207      5.78     38,847     2,272      5.83
                                     ----       --------    ------      ----    -------    ------      ----
    Total interest-bearing
      deposits.................      3.87         76,292     3,341      4.38     71,805     3,216      4.47
  FHLB advances................      5.57          2,954       171      5.79      3,429       207      6.03
  Other borrowings.............      7.60            702        53      7.60         --        --        --
                                     ----       --------    ------      ----    -------    ------      ----
    Total interest-bearing
      liabilities..............      4.04         79,948     3,565      4.46     75,234     3,423      4.55
Non-interest-bearing
  liabilities:
  Non-interest-bearing
    deposits...................                    8,490                          6,441
  Other liabilities............                    3,320                          2,065
                                                --------                        -------
    Total liabilities..........                   91,758                         83,740
Stockholders' equity...........                    9,625                          7,443
                                                --------                        -------
    Total liabilities and
      stockholders' equity.....                  101,383                         91,183
Net interest income............                             $4,283                         $4,119
                                                            ======                         ======
Interest rate spread...........      3.95%                              3.89%                          4.27%
                                     ====                               ====                           ====
Net interest margin............                                         4.56%                          4.82%
                                                                        ====                           ====
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities..................                                         1.18                           1.14
                                                                        ====                           ====

-------------------------

(1) Does not include interest on non-accrual loans.

RATE/VOLUME ANALYSIS

     The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume)and
(iii) the net change (the sum of the prior columns). The changes attributable to changes in both rate and volume are allocated proportionately to the changes in rate and the changes in volume.

                                    YEAR ENDED                  YEAR ENDED
                                DECEMBER 31, 1998            DECEMBER 31, 1997
                                   COMPARED TO                  COMPARED TO
                                DECEMBER 31, 1997            DECEMBER 31, 1996
                               INCREASE (DECREASE)          INCREASE (DECREASE)
                                      DUE TO                      DUE TO
                             ------------------------    -------------------------
                             RATE     VOLUME     NET     RATE     VOLUME      NET
                             -----    ------    -----    ----     ------      ----
                                                (IN THOUSANDS)
Interest-earning assets:
  Loans receivable(1)....    $(147)    $ 21     $(126)   $332      $316       $648
  FHLB overnight
     investments.........       (5)     377       372      (4)       (3)        (7)
  Investments............      (10)      70        60      (4)      (15)       (19)
                             -----     ----     -----    ----      ----       ----
     Total interest
       income............     (162)     468       306     324       298        622
Interest-bearing
  liabilities:
  Interest-bearing NOW
     and MMA accounts....       26      182       208      40        59         99
  Other savings..........        1      (18)      (17)     (3)      (23)       (26)
  Certificates of
     deposit.............      (26)     (40)      (66)     19        (2)        17
  FHLB and other
     borrowings..........        3       14        17       6        46         52
                             -----     ----     -----    ----      ----       ----
     Total interest
       expense...........        4      138       142      62        80        142
                             -----     ----     -----    ----      ----       ----
Net interest income......    $(166)    $330     $ 164    $262      $218       $480
                             =====     ====     =====    ====      ====       ====

-------------------------

(1) Does not include interest on non-accrual loans.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1998 AND 1997

     Total assets increased by $15.8 million from December 31, 1997 to December 31, 1998. Loans receivable, net, increased 3.2% from $80.8 million at December 31, 1997 to $83.4 million at December 31, 1998. Interest-bearing deposits with banks, interest-bearing time deposits with banks, securities held-for-sale and loans held-for-sale also increased by $2.7 million, $2.0 million, $6.9 million and $1.1 million, respectively, from December 31, 1997 to December 31, 1998. Premises and equipment, net of depreciation, increased from $1.3 million to $1,9 million during the year primarily as a result of the opening of the Midlands Bank in 1998. These increases were funded by increases in total deposits of $10.3 million, other borrowings of $2.1 million and increases in stockholders' equity of $4.1 million. Stockholders' equity increased primarily from the sale of $3.5 million of additional common stock in 1998.

COMPARISON OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

     NET INCOME. Net income decreased 19.1% from $947,000 in 1997 ($1.37 per basic earnings per common share and $1.29 per share on a diluted basis) to $766,000 in 1998 ($1.01 per basic earnings per common share and $.94 per share on a diluted basis) primarily as a result of an increase of $35,000 in the provision for loan losses, $800,000 in non interest expenses and $90,000 from a cumulative effect of a change in accounting principle, net of tax. These increases in expenses were partially offset by an increase in net interest income of $163,000, an increase in non interest income of $531,000 and a decline in income tax expense of $50,000.

     NET INTEREST INCOME. Net interest income increased 3.9% from $4.1 million in 1997 to $4.3 million in 1998. The Company's interest rate spread decreased from 4.27% in 1997 to 3.89% in 1998 as the average yield on interest-earning assets decreased from 8.82% in 1997 to 8.35% in 1998 while the average rate paid on interest-bearing liabilities only decreased from 4.55% in 1997 to 4.46% in 1998. Net interest margin declined from 4.82% to 4.56% during the year.

     Total interest and dividend income increased 4.0% from $7.5 million in 1997 to $7.8 million in 1998. Interest and fees on loans decreased from $7.3 million in 1997 to $7.2 million in 1998 because of a decrease in the average yield from 8.97% in 1997 to 8.78% in 1998. The decline in interest income on loans was offset by a increase in interest on overnight and other investments of $432,000. The Company increased its short-term investments as a result of the opening of the Midlands Bank. Also, the higher demand for fixed-rate residential mortgage loans (which are typically sold in the secondary market) reduced the demand for funds for portfolio loans.

     Total interest expense increased 4.2% from $3.4 million in 1997 to $3.6 million in 1998. The average balance of interest-bearing liabilities increased from $75.2 million in 1997 to $79.9 million in 1998 and the average rate paid on interest-bearing liabilities decreased from 4.55% in 1997 to 4.46% in 1998.

     PROVISION FOR LOAN LOSSES. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable known and inherent loan losses based on management's evaluation of the collectibility of the loan portfolio. In determining the adequacy of the allowance for loan losses, management considers past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary as a result of changes in economic, operating, regulatory and other conditions that may be beyond the Company's control. While the Company maintains its allowance for loan losses at a level that management considers as adequate to provide for probable known and inherent losses, there can be no assurance that further additions will not be made to the allowance for loan losses or that actual losses will not exceed the estimated amounts.

     The provision for loan losses increased from $165,000 in 1997 to $200,000 in 1998. At December 31, 1998, the Company's allowance for loan losses as a percent of total loans was 1.06%.

     NON-INTEREST INCOME. Total non-interest income increased 55.8% from $952,000 in 1997 to $1.5 million in 1998 primarily as a result of a higher level of loan related fees attributable to loan sales and a higher level of other service charges and fees attributable to larger numbers of transaction deposit accounts.

     NON-INTEREST EXPENSES. Total non-interest expenses were $4.2 million in 1998 versus $3.4 million in 1997. Compensation expense increased by $353,000 due to the opening of the Midlands Bank, higher loan production and security sales commissions, and general salary increases. Occupancy , furniture and equipment, supplies and printing and marketing increased by $108,000, $48,000, $27,000 and $56,000, respectively, in 1998 primarily as a result of the opening of the Midlands Bank. Item processing and bank charges increased by $23,000 as a result of increased transaction accounts.

     PROVISION FOR INCOME TAXES. The Company pays Federal corporate income taxes and South Carolina bank taxes. The provision for income taxes decreased from $581,000 in 1997 to $531,000 in 1998 as a result of lower income before income taxes. The effective tax rate was 38.3% in 1998 and 38.0% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds are customer deposits, proceeds from principal and interest payments on and the sale of loans, maturing securities and FHLB advances. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

     National banks are not subject to any prescribed regulatory liquidity requirements. However, a bank must maintain adequate liquidity to ensure that funds are available to fund loan originations and deposit withdrawals, to satisfy other financial commitments and to take advantage of investment opportunities. The Company, through its subsidiary banks, generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At December 31, 1998, the Company had cash and cash equivalents of $8.8 million, interest-bearing time deposits with banks of $2.1 million, and marketable securities available-for-sale of $9.1 million. At December 31, 1998, the Company also maintained an uncommitted credit facility with the FHLB of Atlanta, which provided for immediately available advances up to an aggregate amount of $11.0 million, of which $4.3 million was outstanding.

     The Company's primary investing activity is the origination of construction and permanent mortgage loans. During the years ended December 31, 1998 and 1997, the Company originated $52.1 million and $28.0 million of such loans, respectively. At December 31, 1998, the Company had loan commitments totaling $3.1 million, unused lines of credit of $12.7 million and standby letters of credit totaling $493,000. Certificates of deposit that are scheduled to mature in less than one year from December 31, 1998 totaled $32.2 million.

     OCC regulations require banks to maintain specific amounts of regulatory capital. As of December 31, 1998, the Company and its subsidiary banks complied with all regulatory capital requirements as of that date and met all requirements for being well-capitalized by regulators. See Note 19 of Notes to Consolidated Financial Statements contained in Item 7 of this Report for detail of the Banks' and Company's capital position and requirements.

YEAR 2000 READINESS DISCLOSURE

     The Company is a user of computers, computer software and equipment utilizing embedded microprocessors that will be effected by the year 2000 issue. The year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause erroneous results, ranging from system malfunctions to incorrect or incomplete processing.

     The Company's Y2K Task Force is chaired by its Chief Financial Officer who oversees operational matters of the Company and includes a cross-section of bank managers. The Audit Committee of the Board of Directors is charged with oversight of the Y2K readiness effort. The Task Force makes a progress report to the Board of Directors at least quarterly. Management has been active in promoting customer confidence and public education on Y2K issues.

     The Y2K Task Force has developed and is implementing a comprehensive plan to make all information and non-information technology assets year 2000 compliant. The plan is comprised of the following phases:

          1. Awareness -- Educational initiatives on year 2000 issues and concerns. This phase is complete.

          2. Assessment -- Develop a plan, identify and evaluate all vital systems of the Company. This phase was completed as of June 30, 1998.

          3. Renovation -- Upgrade or replace any critical system that is non-year 2000 compliant. This phase was substantially completed as of December 31, 1998.

          4. Validation -- Testing all critical systems and third-party vendors for year 2000 compliance. The validation phase was substantially complete as of March 31, 1999 and will be complete by June 30, 1999. The Company replaced most in-house equipment (teller station equipment, etc.) with year 2000 compliant equipment in 1997 when it underwent a system-wide data processing conversion. The Company processes its core banking applications using Jack Henry and Associates CIF 20/20 system ("JHA"). JHA now warrants its 20/20 product as being Y2K compliant. The Company is relying on the results of proxy testing by JHA for certain date sensitive testing. The proxy testing, which involved the use of live client data, tested the results of transactions at various test dates before and after the year 2000 date change and covered all of the applications used by the Company. This proxy testing was completed in December 1998. The Company successfully conducted connectivity testing during March 1999. Connectivity testing involved The Company and its third-party service bureau each rolling forward their computer systems to January 3, 2000 so that the Company could process its own data files under simulated year 2000 conditions using all applications. Other parties whose year 2000 compliance may effect the Company include the Federal Home Loan Bank of Atlanta, The Federal Reserve Bank of Richmond, brokerage firms, the Company's item processor and the operator of the Company's automated teller machine network. These third parties have indicated their compliance or intended compliance. Where it is possible to do so, the Company has scheduled testing with these third parties. Where testing is not possible, the Company will rely on certifications from vendors and service providers.

          5. Implementation -- Placement of renovated systems on-line. The Company believes that its mission critical systems over which it has control are year 2000 compliant as of March 1999. Systems including electric and telephone systems are beyond the control of the Company and will be addressed in the Company's Contingency plan.

     The Company estimates its total cost to identify, fix and replace computer equipment, software programs or other equipment containing embedded microprocessors that were not year 2000 compliant to be $100,000, of which $65,000 has been incurred as of December 31, 1998. This excludes the cost of the Company's 1997 computer conversion which was not considered to be undertaken for the express purpose of Year 2000 remediation. System maintenance or modification costs are charged to expense as incurred, while the cost of new hardware, software or other equipment is capitalized and amortized over their estimated useful lives.

     Because the Company depends substantially on its computer systems and those of third parties, the failure of these systems to be year 2000 compliant could cause substantial disruption of the Company's business and could have a material adverse financial impact on the Company. Failure to resolve year 2000 issues presents the following risks to the Company: (1) The Company could lose customers to other financial institutions, resulting in a loss of revenue, if the Company's third party service bureau is unable to properly process customer transactions; (2) governmental agencies, such as the Federal Home Loan Bank of Atlanta, and correspondent institutions could fail to provide funds to the Company, which could materially impair the Company's liquidity and affect The Company's ability to fund loans and deposit withdrawals; (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in The Company experiencing deposit outflows prior to December 31, 1999; and (4) The Company could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed.

     The Company has developed a Y2K Contingency Master Plan to minimize disruption of service and risk of loss from safety and soundness, profitability and customer confidence concerns. The Contingency Master Plan is further defined in two specific types of contingency plans: the Business Resumption Plan and the Remediation Contingency Plan.

     The Business Resumption Contingency Plan addresses the actions the Company would take if core business processes, such as paying and receiving, cannot be carried out in the normal manner through the century date change due to system or vendor failure. The Company's Business Resumption Contingency Plan follows an industry-recognized four phase approach:

     - Organization Planning

     - Business Impact Analysis

     - Contingency Planning

     - Validation

     The first three phases are complete and the validation phase will be complete by September 30, 1999. The Y2K Task Force and the existing Disaster Recovery Control Group, has identified the interdependency between critical systems and the core business processes, and has completed a risk assessment of possible failure scenarios. An individual business resumption plan has been drafted for each core business process under every failure scenario rated medium or high risk.

     A Remediation Contingency Plan is in place and will be implemented in the event that a critical system will not meet regulatory deadlines for renovation, validation or implementation. Management is confident that the Remediation Contingency Plan will not need to be implemented, as all critical systems have been renovated, validated and implemented within required time frames.

     Management believes that it is not possible to estimate the potential lost revenue due to the year 2000 issue, as the extent and longevity of any potential problem cannot be predicted. Because the majority of the Company's loan portfolio consists of loans to individuals and small business enterprises, management believes that year 2000 issues will not impair the ability of the Company's borrowers to repay their debt.

     There can be no assurances that the Company's year 2000 plan will effectively address the year 2000 issue, that the Company's estimates of the timing and costs of completing the plan will ultimately be accurate or that the impact of any failure of the Company or its third-party vendors and service providers to be year 2000 compliant will not have a material adverse effect on the Company's business, financial condition or results of operations. However, management of the Company is confident of its ability to complete the transition into the next century with minimal disruption of normal service levels.

     The Company received an OCC year 2000 exam in October, 1998 and is scheduled for a second on-site OCC Y2K examination in April, 1999.

EFFECT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7.  FINANCIAL STATEMENTS

                            AUDIT COMMITTEE'S REPORT

Dear Stockholder:

     The Audit Committee of the Board of Directors is composed of independent directors. The members of the Audit Committee are: William C. Robinson, Chairman, Laurance H. Davis, Jr., and Robert A. Kerr. The Committee held three meetings during fiscal year 1998.

     The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibility, the Committee recommended to the Board of Directors the Company's independent public accountant. The Audit Committee discussed with the Company's independent public accountants the overall scope and specific plans for its audit. The Committee also discussed the Company's financial statements and the adequacy of the internal controls.

     The independent auditors and representation of management meet regularly (separately and jointly) with the Committee to review the activities of each, to ensure that each is properly discharging its responsibilities and to assess the effectiveness of the system of internal controls and the overall quality of the organization's financial reporting. The meetings also were designed to facilitate any private communication with the Committee desired by the independent public accountants.

                                          /s/ William C. Robinson
                                          --------------------------------------
                                                William C. Robinson

Audit Committee
March 22, 1999

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Independent Auditors' Report................................   G-37

Consolidated Balance Sheets at December 31, 1998 and 1997...   G-38

Consolidated Statements of Income for the Years Ended
  December 31, 1998, 1997 and 1996..........................   G-39

Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1998, 1997 and 1996......   G-41

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................   G-42

Notes to Consolidated Financial Statements..................   G-44

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors
FirstBancorporation, Inc.
Beaufort, South Carolina

     We have audited the accompanying consolidated balance sheets of FirstBancorporation, Inc., and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FirstBancorporation, Inc. and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 23 to the consolidated financial statements, on March 4, 1999, the Company's Board of Directors entered into a merger agreement whereby the Company will be merged into another company.


J.W. Hunt and Company, LLP

Columbia, South Carolina
February 10, 1999
(except for Note 23, as to which
the date is March 4, 1999)

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                               1998          1997
                                                           ------------   -----------
                         ASSETS
Cash and amounts due from banks..........................  $  4,088,540   $ 4,126,603
Interest-bearing deposits with banks.....................     4,665,410     1,968,995
                                                           ------------   -----------
       Total cash and cash equivalents...................     8,753,950     6,095,598
Interest-bearing time deposits with banks................     2,099,000        99,000
Securities available-for-sale............................     9,066,478     2,182,412
Real estate loans held-for-sale..........................     1,740,365       676,279
Loans receivable -- net of loans in process..............    83,442,732    80,792,015
  Less, allowance for loan losses........................      (859,456)     (728,043)
                                                           ------------   -----------
       Loans receivable, net.............................    82,583,276    80,063,972
                                                           ------------   -----------
Accrued interest receivable..............................       595,812       555,537
Premises and equipment, net..............................     1,932,254     1,288,233
Foreclosed real estate...................................        39,559       126,500
Deferred organization costs..............................            --       123,233
Deferred tax asset.......................................       337,050       263,987
Prepaid expenses and other assets........................       346,396       224,064
                                                           ------------   -----------
       Total assets......................................  $107,494,140   $91,698,815
                                                           ============   ===========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits:
     Non interest-bearing................................  $  6,955,291   $ 7,129,011
                                                           ------------   -----------
     Interest-bearing....................................    38,717,943    27,479,190
       Total demand deposits.............................    45,673,234    34,608,201
Savings deposits.........................................     4,565,381     5,176,093
Time deposits............................................    37,514,044    37,677,994
                                                           ------------   -----------
       Total deposits....................................    87,752,659    77,462,288
Federal Home Loan Bank advances..........................     4,250,000     5,050,000
Note payable.............................................     2,100,000            --
Amounts due to depository institutions (non
  interest-bearing)......................................       489,573       305,315
Advance payments by borrowers for taxes and insurance....        84,872        54,630
Accrued liabilities:
  Interest payable.......................................       280,129       208,410
  Expenses payable.......................................       166,252       173,025
  Other..................................................       246,002       464,146
                                                           ------------   -----------
       Total liabilities.................................    95,369,487    83,717,814
                                                           ------------   -----------
Stockholders' Equity:
  Preferred stock -- $0.01 par value, shares
     authorized -- 1,000,000, issued and
     outstanding -- none
  Common stock -- $0.01 par value, shares authorized --
     2,000,000, issued and
     outstanding -- 887,637 -- 1998; issued and
     outstanding -- 690,323 -- 1997......................         8,876         6,903
  Additional paid-in capital.............................     9,622,883     6,248,777
  Accumulated other comprehensive income (loss)..........       (12,948)      (14,497)
  Retained earnings......................................     2,505,842     1,739,818
                                                           ------------   -----------
       Total stockholders' equity........................    12,124,653     7,981,001
                                                           ------------   -----------
       Total liabilities and stockholders' equity........  $107,494,140   $91,698,815
                                                           ============   ===========

The accompanying notes are an integral part of the Consolidated Financial Statements

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                  1998         1997         1996
                                               ----------   ----------   ----------
Interest and Dividend income:
  Interest on loans..........................  $7,156,521   $7,281,594   $6,634,443
  Interest on securities
     available-for-sale......................      92,956      104,175      119,322
  Other interest income......................     545,781      108,765      120,362
  Dividends -- Federal Reserve Bank and
     Federal Home Loan Bank..................      52,630       47,555       45,931
                                               ----------   ----------   ----------
          Total interest and dividend
             income..........................   7,847,888    7,542,089    6,920,058
                                               ----------   ----------   ----------
Interest expense:
  Deposits...................................   3,340,727    3,215,938    3,125,187
  Federal Home Loan Bank advances............     171,154      206,747      155,460
  Note payable...............................      53,375           --           --
                                               ----------   ----------   ----------
          Total interest expense.............   3,565,256    3,422,685    3,280,647
                                               ----------   ----------   ----------
Net interest income..........................   4,282,632    4,119,404    3,639,411
Provision for loan losses....................     200,000      165,000      162,000
                                               ----------   ----------   ----------
Net interest income after provision for loan
  losses.....................................   4,082,632    3,954,404    3,477,411
                                               ----------   ----------   ----------
Noninterest income:
  Loan related fees..........................     519,797      210,522      116,180
  Other service charges and fees.............     908,462      700,468      577,077
  Rental income..............................      54,898       40,915       43,603
                                               ----------   ----------   ----------
          Total noninterest income...........   1,483,157      951,905      736,860
                                               ----------   ----------   ----------
Noninterest expenses:
  Compensation and benefits..................   2,108,575    1,755,139    1,553,094
  Occupancy..................................     400,294      291,413      275,314
  Insurance..................................      99,817       93,910      617,948
  Furniture and equipment....................     307,801      259,928      234,915
  Data processing............................     145,397      152,042      156,330
  Item processing and bank charges...........     209,866      187,135      119,380
  Professional fees..........................     102,472      107,791      115,973
  Supplies and printing......................     129,624      103,144       70,275
  Marketing..................................     143,686       87,393       61,942
  Telephone and postage......................     139,600      119,477      101,552
  Automobile.................................       8,525        7,598        8,787
  Regulatory fees............................      37,558       36,158       34,532
  Automated teller system....................      49,336       43,232       13,667
  Other expenses.............................     295,904      133,952       27,253
                                               ----------   ----------   ----------
          Total noninterest expenses.........   4,178,455    3,378,312    3,390,962
                                               ----------   ----------   ----------
Income before provision for income taxes and
  cumulative effect of a change in accounting
  principle..................................   1,387,334    1,527,997      823,309
Provision for income taxes...................     531,071      580,639      322,498
                                               ----------   ----------   ----------

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
          YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 -- (CONTINUED)

                                                  1998         1997         1996
                                               ----------   ----------   ----------
Income before cumulative effect of a change
  in accounting principle....................     856,263      947,358      500,811
                                               ----------   ----------   ----------
Cumulative effect of a change in accounting
  principle, net of tax......................      90,239           --           --
                                               ----------   ----------   ----------
Net income...................................  $  766,024   $  947,358   $  500,811
                                               ==========   ==========   ==========
Average number of common shares
  outstanding................................     758,052      690,285      686,042
Average number of common shares outstanding,
  assuming dilution..........................     815,898      735,507      725,813
Earnings per common share:
  Income per share before cumulative effect
     of a change in accounting principle.....  $     1.13   $     1.37   $     0.73
  Per share for cumulative effect of a change
     in accounting principle, net of tax.....       (0.12)
                                               ----------   ----------   ----------
  Net income per share.......................  $     1.01   $     1.37   $     0.73
                                               ==========   ==========   ==========
Earnings per common share, assuming dilution:
  Income per share before cumulative effect
     of a change in accounting principle.....  $     1.05   $     1.29   $     0.69
  Per share for cumulative effect of a change
     in accounting principle, net of tax.....       (0.11)
                                               ----------   ----------   ----------
  Net income per share.......................  $     0.94   $     1.29   $     0.69
                                               ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                                          ACCUMULATED
                                             COMMON STOCK                                    OTHER
                                          ------------------   ADDITIONAL                COMPREHENSIVE       TOTAL
                                           NUMBER               PAID-IN      RETAINED       INCOME       STOCKHOLDERS'
                                          OF SHARES   AMOUNT    CAPITAL      EARNINGS       (LOSS)          EQUITY
                                          ---------   ------   ----------   ----------   -------------   -------------
Balance, December 31, 1995..............   595,848    $5,958   $5,037,021   $1,493,810     $(19,325)      $ 6,517,464
Issuance of 29,738 shares of stock for
  5% stock dividend.....................    29,738      298       386,295     (386,593)          --                --
Stock options exercised.................     2,001       20        17,990           --           --            18,010
                                                                                                          -----------
Comprehensive income:
  Net income............................        --       --            --      500,811           --           500,811
  Change in unrealized loss on
    securities available-for-sale, net
    of applicable deferred income
    taxes...............................        --       --            --           --        8,394             8,394
                                                                                                          -----------
        Total comprehensive income......        --       --            --           --           --           509,205
                                           -------    ------   ----------   ----------     --------       -----------
Balance, December 31, 1996..............   627,587    6,276     5,441,306    1,608,028      (10,931)        7,044,679
Stock issuance cost.....................        --       --        (7,470)          --           --            (7,470)
Issuance of 62,736 shares of stock for
  10% stock dividend....................    62,736      627       814,941     (815,568)          --                --
                                                                                                          -----------
Comprehensive income:
  Net income............................        --       --            --      947,358           --           947,358
  Change in unrealized loss on
    securities available-for-sale, net
    of applicable deferred income
    taxes...............................        --       --            --           --       (3,566)           (3,566)
                                                                                                          -----------
    Total comprehensive income..........        --       --            --           --           --           943,792
                                           -------    ------   ----------   ----------     --------       -----------
Balance, December 31, 1997..............   690,323    6,903     6,248,777    1,739,818      (14,497)        7,981,001
Sale of shares..........................   193,422    1,934     3,450,684           --           --         3,452,618
Stock options exercised.................     3,892       39        38,042           --           --            38,081
Stock issuance cost.....................        --       --      (114,620)          --           --          (114,620)
                                                                                                          -----------
Comprehensive income:
  Net income............................        --       --            --      766,024           --           766,024
  Change in unrealized loss on
    securities available-for-sale, net
    of applicable deferred income
    taxes...............................        --       --            --           --        1,549             1,549
                                                                                                          -----------
    Total comprehensive income..........        --       --            --           --           --           767,573
                                           -------    ------   ----------   ----------     --------       -----------
Balance, December 31, 1998..............   887,637    $8,876   $9,622,883   $2,505,842     $(12,948)      $12,124,653
                                           =======    ======   ==========   ==========     ========       ===========

The accompanying notes are an integral part of the consolidated financial statements

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                             1998           1997           1996
                                         ------------   ------------   ------------
Cash flows from operating activities:
  Net income...........................  $    766,024   $    947,358   $    500,811
  Adjustments to reconcile net income
     to net cash provided (used) by
     operating activities:
     Amortization of deferred loan fees
       and discounts...................       (63,854)       (27,018)        (3,654)
     Provision for loan losses.........       200,000        165,000        162,000
     Depreciation and amortization.....       469,506        266,762        202,949
     Deferred income taxes.............       (73,063)       (78,815)       (43,992)
     Gain on sales of loans to
       investors.......................      (326,073)      (146,632)      (101,573)
     Originations of loans sold to
       investors.......................   (26,139,168)   (14,164,921)    (7,521,386)
     Proceeds from sales of loans to
       investors.......................    26,465,241     14,311,553      7,622,959
     Disbursements on loans serviced
       for others......................    (7,514,304)    (1,611,484)    (1,227,215)
     Receipts on loans serviced for
       others..........................     3,232,079      1,710,947      1,226,719
     Gain on sale of foreclosed real
       estate..........................        (6,859)        (4,573)       (50,393)
     Net change in:
       Interest receivable.............        40,275        (53,125)        (5,967)
       Prepaid expenses and other
          assets.......................      (307,794)       (56,888)       (65,965)
       Real estate loans held for
          sale.........................    (1,064,086)       (12,963)      (411,966)
       Accrued interest payable........        71,719         89,351         14,398
       Accrued expenses................        (6,773)       (40,543)       162,695
       Other liabilities...............      (218,144)       284,913         56,585
                                         ------------   ------------   ------------
       Net cash provided (used) by
          operating activities.........    (4,475,274)     1,578,922        517,005
                                         ------------   ------------   ------------
Cash flows from investing activities:
  Purchases of securities
     available-for-sale................   (12,284,468)       (98,602)       (97,315)
  Purchases of interest-bearing time
     deposits with banks...............    (2,000,000)            --             --
  Maturities of interest-bearing time
     deposits with banks...............            --        100,177             --
  Proceeds from sales and maturities of
     securities available-for-sale.....     7,700,927        387,060        350,613
  Purchases of Federal Home Loan Bank
     stock and dividends received......       (18,400)            --       (103,800)
  Purchases of Federal Reserve Bank
     stock.............................      (198,450)            --             --
  Loans originations and principal
     collections, net..................      (480,751)    (2,193,574)    (6,546,392)

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                                             1998           1997           1996
                                         ------------   ------------   ------------
  Proceeds from sales of foreclosed
     real estate.......................  $    161,887   $    149,534   $    530,500
  Additions to premises and
     equipment.........................      (928,065)      (387,101)      (293,894)
                                         ------------   ------------   ------------
     Net cash used by investing
       activities......................    (8,047,320)    (2,042,506)    (6,160,288)
                                         ------------   ------------   ------------
Cash flows from financing activities:
  Net increase in demand deposit
     accounts..........................    11,065,033      1,566,985      3,631,534
  Net decrease in savings deposit
     accounts..........................      (610,712)      (793,429)    (1,329,939)
  Net increase (decrease) in time
     deposits..........................      (163,954)    (1,611,287)     1,093,499
  Proceeds from Federal Home Loan Bank
     advances..........................     5,000,000     16,450,000     15,150,000
  Repayment of Federal Home Loan Bank
     advances..........................    (5,800,000)   (17,000,000)   (10,550,000)
  Proceeds from note payable...........     2,100,000             --             --
  Increase (decrease) in amounts due to
     depository institutions...........       184,258        105,198        (37,973)
  Increase (decrease) in advance
     payments by borrowers for taxes
     and insurance.....................        30,242        (21,843)        (7,188)
  Proceeds from issuance of common
     stock.............................     3,452,618             --             --
  Stock issuance costs.................      (114,620)        (7,470)            --
  Proceeds from stock options
     exercised.........................        38,081             --         18,010
                                         ------------   ------------   ------------
     Net cash provided (used) by
       financing activities............    15,180,946     (1,311,846)     7,967,943
Net increase (decrease) in cash and
  cash equivalents.....................     2,658,352     (1,775,430)     2,324,660
Cash and cash equivalents at beginning
  of year..............................     6,095,598      7,871,028      5,546,368
                                         ------------   ------------   ------------
Cash and cash equivalents at end of
  year.................................  $  8,753,950   $  6,095,598   $  7,871,028
                                         ============   ============   ============
Supplemental disclosure of cash flow
  information:
Cash paid for:
  Interest on deposits and
     borrowings........................  $  3,493,537   $  3,333,334   $  3,110,789
                                         ============   ============   ============
  Income taxes.........................  $    611,921   $    637,505   $    400,160
                                         ============   ============   ============
Supplemental disclosures of noncash
  investing activities:
  Non-cash transfers during the year
     for transfer of loans receivable
     to foreclosed real estate.........  $     58,387   $     43,951   $    264,752
                                         ============   ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION:

     FirstBancorporation, Inc. (the Company) was organized under the laws of the State of South Carolina on February 28, 1995, for the purpose of becoming a bank holding company for FirstBank, N.A. (FirstBank).

     In 1996, First Securities Corporation (FSC) was incorporated in South Carolina. FSC was organized to provide alternative investment services in FirstBank's service area. FSC began operations in the second quarter of 1997 and is a wholly-owned subsidiary of FirstBank.

     In September 1998, FirstBank of the Midlands (FBM) commenced operations in Columbia, South Carolina, following approval by the Comptroller of the Currency and other regulators. Upon completion of its organization, the common stock of FBM was acquired by the Company.

     FirstBank and FBM (the Banks) operate as wholly-owned subsidiaries of the Company. The Banks provide a variety of financial services to individuals and small to middle-market businesses located within Beaufort County and Richland County, South Carolina and surrounding areas. The Banks' primary deposit products are savings and term certificate accounts and their primary lending products are consumer and residential and commercial mortgage loans.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accounting and reporting policies of the Company and its subsidiaries conform with generally accepted accounting principles and with the prevailing practices within the banking industry.

PRINCIPLES OF CONSOLIDATION:

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, FirstBank and FBM. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

     Most of the Company's activities are with customers located within Beaufort and Richland Counties and surrounding areas in South Carolina. Note 4 discusses the types of securities in which the Company invests. The types of lending that the Company engages in is discussed in Note 5. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS:

     For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from banks, time deposits and federal funds sold, all of which mature within ninety days.

SECURITIES AVAILABLE-FOR-SALE:

     Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of securities available-for-sale are recorded on the trade date and are determined using the specific identification method. Federal Home Loan Bank
(FHLB) and Federal Reserve Bank (FRB) stock are carried at cost.

     Premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities.

LOANS HELD FOR SALE:

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

     FirstBank originates loans for sale in the secondary market generally without recourse under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date. All fees and other income from these activities are recognized in income when loan sales are completed.

LOANS RECEIVABLE:

     The Banks grant mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Beaufort County. The ability of the Banks' debtors to honor their contracts is dependent upon the real estate and general economic conditions in the Banks' service areas.

     Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

     All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES:

     The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Banks do not separately identify individual consumer and residential loans for impairment disclosures.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

MORTGAGE SERVICING:

     Mortgage servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of mortgage loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans. Mortgage servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Mortgage servicing rights were not impaired at December 31, 1998 and 1997.

FORECLOSED REAL ESTATE:

     Real estate properties acquired through foreclosure or in full or partial satisfaction of the related loan are to be sold and are initially recorded at fair value, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance (if any) are included in other expenses.

PREMISES AND EQUIPMENT:

     Land is stated at cost. Office equipment, furnishings, and buildings are stated at cost less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 31 1/2 years for buildings and three to five years for furniture and equipment.

TRANSFERS OF FINANCIAL ASSETS:

     Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

MARKETING EXPENSES:

     The costs of marketing are expensed as incurred.

DEFERRED ORGANIZATION COSTS, PREOPENING COSTS AND STOCK OFFERING COSTS:

     The Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities" in 1998. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES costs to be expensed as incurred. The adoption of this SOP is reported as the cumulative effect of a change in accounting principle. Adopting this SOP resulted in net income decreasing $90,239 and basic earnings per common share and diluted earnings per common share declining $0.12 and $0.11, respectively, in 1998.

     Prior to adopting this SOP, deferred organization costs were amortized using the straight-line method. Preopening costs associated with the organization of FBM were expensed as incurred.

     Stock offering costs have been charged to additional paid-in capital.

AMOUNTS DUE TO DEPOSITORY INSTITUTIONS:

     The Banks invest excess funds on deposit at other depository institutions (including amounts intended for payment of issued and outstanding checks) on a daily basis in overnight interest-bearing accounts. Accordingly, issued and outstanding checks are recorded as a liability.

INCOME TAXES:

     Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The provision for income taxes of each entity is recorded as if the entity filed a separate return.

RETIREMENT PLAN:

     FirstBank has a contributory 401(k) plan covering substantially all employees. Contributions to the plan are made on a matching basis of 75% up to a maximum of 6% of employees' plan contributions. Contributions to the plan totaled approximately $40,000, $31,000 and $18,000 for 1998, 1997 and 1996,
respectively.

LEASE COMMITMENTS:

     FirstBank has entered into operating lease agreements for land, buildings, and equipment used in operations. The agreements expire over various terms with the longest such term extending to the year 2013. Certain of the leases are subject to rent escalation provisions. In addition, FirstBank pays maintenance, property taxes and insurance on the leased properties.

STOCK COMPENSATION PLANS:

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

EARNINGS PER COMMON SHARE:

     Basic earnings per common share represent income available to common stockholders divided by the weighted average number of shares outstanding during the year. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. All common share and per share amounts have been restated to reflect stock dividends.

     The computation of basic and diluted earnings per common share is shown as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                  -------------------------------
                                                    1998       1997        1996
                                                  --------   --------    --------
Earnings per Common Share:
  Net income applicable to common stock.........  $766,024   $947,358    $500,811
                                                  ========   ========    ========
  Weighted average shares outstanding...........   758,052    690,285     686,042
  Basic earnings per common share...............  $   1.01   $   1.37    $   0.73
                                                  ========   ========    ========
Earnings per Common Share, assuming dilution:
  Net income applicable to common stock.........  $766,024   $947,358    $500,811
                                                  ========   ========    ========
  Weighted average shares outstanding...........   758,052    690,285     686,042
  Common stock equivalents -- stock options.....    57,846     45,222(a)   39,771
                                                  --------   --------    --------
     Total......................................   815,898    735,507     725,813
                                                  ========   ========    ========
  Earnings per common share, assuming
     dilution...................................  $   0.94   $   1.29    $   0.69
                                                  ========   ========    ========

-------------------------

(a) Options to purchase 3,500 shares of common stock were not included in the computation of diluted earnings per common share because the options' exercise prices were greater than the average market price of the common shares for 1997.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

COMPREHENSIVE INCOME:

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS No. 130 had no effect on the Company's net income or stockholders' equity. Currently, the Company's only component of Other Comprehensive Income is its unrealized losses on securities available-for-sale.

FINANCIAL INSTRUMENTS:

     Credit-related financial instruments -- In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

SEGMENTS:

     FirstBancorporation, Inc. through its banking subsidiaries, FirstBank and FMB, provides a broad range of financial services to individuals and companies in South Carolina. These services include demand, time, and savings deposits; lending services; ATM processing; and similar financial services. While the Company's decision makers monitor the revenue streams of the various financial products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

          CASH AND SHORT-TERM INSTRUMENTS. The carrying amounts of cash and short-term instruments approximate their fair value.

          SECURITIES AVAILABLE-FOR-SALE. Fair values for securities, excluding Federal Home Loan Bank and Federal Reserve Bank stock, are based on quoted market prices.

          REAL ESTATE LOANS HELD-FOR-SALE. Fair values of real estate loans held-for-sale are based on carrying values.

          LOANS RECEIVABLE. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          DEPOSIT LIABILITIES. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          FEDERAL HOME LOAN BANK ADVANCES AND NOTE PAYABLE. Fair value of the advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

          ACCRUED INTEREST AND AMOUNTS DUE TO DEPOSITORY INSTITUTIONS. The carrying amounts approximate their fair values.

          OFF-BALANCE-SHEET INSTRUMENTS. Fair values for off-balance-sheet, credit-related financial instruments, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

ACCOUNTING PRONOUNCEMENTS:

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for 2000. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative, that is gains and losses, depends on the intended use of the

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES derivative and the resulting designation. The adoption of this Statement in 2000 is not expected to have a material effect on the Company's consolidated financial statements.

     Statements of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. This Statement is effective in 1999 and is not expected to have a material effect on the Company's consolidated financial statements.

OTHER:

     Certain amounts previously reported have been restated in order to conform with current year presentation. Such reclassifications had no effect on net income.

NOTE 3.  RESTRICTIONS ON CASH AND DUE FROM BANKS:

     As a member of the Federal Reserve System, the Banks are required by regulation to maintain an average cash reserve balance with the FRB or in vault cash. The average daily reserve balance requirement for December 31, 1998 and 1997, was met by vault cash held by the Banks.

     At December 31, 1998, the Banks had due from bank balances in excess of federally insured limits of approximately $608,000. Management believes the risk associated with exceeding these limits is balanced by the stability of the depository institutions involved.

NOTE 4.  SECURITIES AVAILABLE-FOR-SALE:

     Securities available-for-sale consist of the following:


                                                            1998
                                      -------------------------------------------------
                                                     GROSS        GROSS
                                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                         COST        GAINS        LOSSES       VALUE
                                      ----------   ----------   ----------   ----------
Mortgage-backed securities..........  $4,121,368    $     --     $(20,884)   $4,100,484
U.S. Government securities..........   4,070,744          --           --     4,070,744
Federal Home Loan Bank stock........     566,500          --           --       566,500
Federal Reserve Bank stock..........     328,750          --           --       328,750
                                      ----------    --------     --------    ----------
  Total.............................  $9,087,362          --     $(20,884)   $9,066,478
                                      ==========    ========     ========    ==========

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                                                            1997
                                      -------------------------------------------------
                                                     GROSS        GROSS
                                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                         COST        GAINS        LOSSES       VALUE
                                      ----------   ----------   ----------   ----------
Mortgage-backed securities..........  $1,428,793    $     --     $(23,383)   $1,405,410
U.S. Government securities..........      98,602          --           --        98,602
Federal Home Loan Bank stock........     548,100          --           --       548,100
Federal Reserve Bank stock..........     130,300          --           --       130,300
                                      ----------    --------     --------    ----------
  Total.............................  $2,205,795          --     $(23,383)   $2,182,412
                                      ==========    ========     ========    ==========

     The mortgage-backed securities held at December 31, 1998, consist of GNMA Adjustable Rate Mortgage Securities (ARMS) and mature generally between 10 and 24 years and FNMA fixed rate loans with maturities of 10 years. Such securities held at December 31, 1997 consist solely of GNMA ARMS. The actual lives of these securities may be shorter as a result of prepayments. The U.S. Government securities mature in 1999. Other securities consist of the required capital stock of the FHLB and the FRB and have no contractual maturity.

     There were no realized gains or losses on sales of investment securities during the three-year period ending December 31, 1998.

     At December 31, 1998 and 1997, the FHLB stock was pledged as collateral on the FHLB advances and securities with carrying values of approximately $873,000 and $1,154,000, respectively, were pledged to secure public deposits and for other purposes as required and permitted by law.

     The amortized cost and fair value of debt securities by contractual maturity at December 31, 1998 follows:

                                                            AVAILABLE FOR SALE
                                                          -----------------------
                                                          AMORTIZED
                                                             COST      FAIR VALUE
                                                          ----------   ----------
Within 1 year...........................................  $4,070,744   $4,070,744
Over 1 year through 5 years.............................          --           --
After 5 years through 10 years..........................          --           --
Over 10 years...........................................     895,250      895,250
                                                          ----------   ----------
                                                           4,965,994    4,965,994
Mortgage-backed securities..............................   4,121,368    4,100,484
                                                          ----------   ----------
  Total.................................................  $9,087,362   $9,066,478
                                                          ==========   ==========

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

NOTE 5.  LOANS RECEIVABLE:

     Loans receivable at December 31, 1998 and 1997, consisted of the following:

                                                           1998          1997
                                                        -----------   -----------
Mortgage loans:
  Permanent...........................................  $57,817,138   $60,522,713
  Construction........................................    8,656,783     5,949,087
                                                        -----------   -----------
     Total mortgage loans.............................   66,473,921    66,471,800
                                                        -----------   -----------
Other loans:
  Consumer loans......................................    7,436,023     9,527,554
  Commercial loans....................................    9,532,788     4,792,661
                                                        -----------   -----------
     Total other loans................................   16,968,811    14,320,215
                                                        -----------   -----------
     Loans receivable.................................  $83,442,732   $80,792,015
                                                        ===========   ===========

     Loans receivable above are net of approximately $116,000 and $97,000, representing deferred loan origination fees net of related costs at December 31, 1998 and 1997, respectively. These deferred fees are primarily attributable to permanent mortgage loans.

     Loans receivable consists principally of adjustable rate residential first mortgage loans to individuals for single family homes in the northern two-thirds of Beaufort County. At December 31, 1998, the total loan portfolio included adjustable rate loans totaling approximately $17.5 million, having interest rate adjustments indexed to prime, and approximately $31.3 million of adjustable rate loans, having interest rate adjustments indexed to the one or three year U.S. Treasury bill adjusted to a constant maturity. Future market factors may, in certain instances, affect the correlation of the interest rate adjustment with the rates the Banks pay on the short-term deposits and FHLB advances that have been primarily utilized to fund these loans.

     Transactions in the allowance for loan losses are summarized as follows:

                                                      1998       1997       1996
                                                    --------   --------   --------
Beginning balance.................................  $728,043   $630,557   $470,198
Provision (charged to income).....................   200,000    165,000    162,000
Recoveries of charge-offs.........................     3,262      5,000     26,993
Charge-offs.......................................   (71,849)   (72,514)   (28,634)
                                                    --------   --------   --------
Ending balance....................................  $859,456   $728,043   $630,557
                                                    ========   ========   ========

     Real estate mortgage loans include investments of approximately $544,000 and $663,000 in participating interests on loans originated and serviced by other financial institutions as of December 31, 1998 and 1997, respectively.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     The following is a summary of information pertaining to impaired loans:

                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1997
                                                             --------   --------
Impaired loans without a valuation allowance...............  $170,151   $ 73,081
Impaired loans with a valuation allowance..................    26,264    213,662
                                                             --------   --------
  Total impaired loans.....................................  $196,415   $286,743
                                                             ========   ========
Valuation allowance related to impaired loans..............  $  2,626   $ 55,970
                                                             ========   ========

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
Average investment in impaired loans..............  $207,373   $392,316   $261,613
                                                    ========   ========   ========
Interest income recognized on impaired loans......  $ 13,928   $ 32,359   $ 26,263
                                                    ========   ========   ========
Interest income recognized on a cash basis on
  impaired loans..................................  $ 13,928   $ 32,359   $ 26,263
                                                    ========   ========   ========

No additional funds are committed to be advanced in connection with impaired loans.

NOTE 6.  SERVICING:

     Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others totaled approximately $14,456,000 and $10,798,000 at December 31, 1998 and 1997, respectively.

     The balance of capitalized servicing rights included in other assets at December 31, 1998 and 1997, was $72,452 and $41,152, respectively. The fair values of these rights were approximately $72,300 and $41,100, respectively. The fair value of servicing rights was determined using a discount rate of 8% and a prepayment speed of 14.3%. No valuation allowances were required.

     The following summarizes mortgage servicing rights capitalized and amortized:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Mortgage servicing rights capitalized.......................  $50,402   $42,776
                                                              =======   =======
Mortgage servicing rights amortized.........................  $19,102   $ 1,624
                                                              =======   =======

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

NOTE 7.  PREMISES AND EQUIPMENT:

     Premises and equipment at December 31, 1998 and 1997, consists of the following:

                                                           1998          1997
                                                        -----------   -----------
Cost:
  Land................................................  $   497,656   $   251,000
  Buildings and leasehold improvements................      646,965       461,576
  Equipment and furnishings...........................    2,319,965     1,820,046
                                                        -----------   -----------
     Total cost.......................................    3,464,586     2,532,622
Less, accumulated depreciation and amortization.......   (1,532,332)   (1,244,389)
                                                        -----------   -----------
     Premises and equipment -- net....................  $ 1,932,254   $ 1,288,233
                                                        ===========   ===========

     Depreciation expense charged to operations was $284,044, $245,995 and $182,662 in 1998, 1997, and 1996, respectively.

NOTE 8.  LEASES:

     FirstBank leases its main office facility and additional office space and parking under a noncancelable operating lease from a partnership in which certain of FirstBank's directors are partners. FirstBank has also entered into a lease with a director of FirstBank for a branch facility on Lady's Island, South Carolina. The leases require FirstBank to pay for all utilities, property taxes and hazard insurance related to the leased properties.

     The main office facility lease provides for a lease term of 20 years, expiring in 2013. The lease is subject to rent escalation provisions which are computed every five years during the life of the lease. The Lady's Island branch facility lease provides for a five-year lease expiring in 2003.

     FBM leases office space under a noncancellable operating lease with an initial term of 5 years beginning on September 1, 1998. The lease terms provide for three, three-year renewal options. The landlord is responsible for improvements and property taxes on the leased property up to the amount paid for 1997 taxes. FBM is required to pay any property tax increases over 1997 taxes. Annual base rent in lease years one through five is $90,750. Subsequent lease renewals will increase lease payments by the greater of 12.5% or the increase in the Consumer Price Index.

     Aggregate future minimum lease payments under all operating leases are as follows:

Year ending December 31:
     1999...................................................  $  262,011
     2000...................................................     262,011
     2001...................................................     262,011
     2002...................................................     262,011
     2003...................................................     229,172
     Thereafter.............................................   1,137,532
                                                              ----------
       Total minimum payments...............................  $2,414,748
                                                              ==========

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     Total rental expense for the years ended December 31, 1998, 1997 and 1996, was approximately $193,000, $161,000 and $161,000, respectively.


NOTE 9.  DEPOSITS:

     Certificates of deposits, each with a minimum denomination of $100,000, totaled approximately $10.3 million and $8.8 million at December 31, 1998 and 1997, respectively.

     At December 31, 1998, the scheduled maturities of certificates of deposit are as follows (in thousands of dollars):

1999........................................................  $32,219
2000........................................................    5,008
2001........................................................      287
                                                              -------
                                                              $37,514
                                                              =======

     As a former federal savings bank, FirstBank's deposits are insured by the Savings Association Insurance Fund (SAIF) of the FDIC. To recapitalize the reserves of SAIF, a special assessment on institutions with SAIF-insured deposits was approved by the U.S. Congress. FirstBank expensed approximately $445,000 for the special assessment during 1996.

NOTE 10.  FEDERAL HOME LOAN BANK ADVANCES:

     FirstBank has an $11 million line-of-credit with the FHLB of Atlanta. At December 31, 1998 and 1997, advances from the FHLB of Atlanta totaled $4.25 million and $5.05 million, respectively.

     At December 31, 1998, the maturity dates and interest rates on the advances were as follows (in thousands of dollars):

MATURITY DATE                                  INTEREST RATE AND TYPE   ADVANCE AMOUNT
-------------                                  ----------------------   --------------
June 2001....................................       6.92% fixed           $  250,000
June 2003 (callable June 2000)...............       5.40% fixed            1,000,000
June 2008 (callable June 2003)...............       5.51% fixed            3,000,000
                                                                          ----------
                                                                          $4,250,000
                                                                          ==========

     As security for advances, FirstBank, under a blanket floating lien, is required to maintain qualifying mortgages with unpaid principal balances, when discounted at 75% of the unpaid principal balances, at least equal to 100% of its outstanding advances. All stock in the FHLB is also pledged to secure these advances. Advance agreements contain penalty provisions for early repayment if current advance rates are lower than the interest rates on the advances being repaid.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     Such advances during 1998 and 1997 are summarized as follows:

                                                            1998         1997
                                                         ----------   ----------
Maximum amount of advances at any month end............  $4,300,000   $6,300,000
                                                         ==========   ==========
Average borrowings during the year.....................  $2,954,000   $3,428,000
                                                         ==========   ==========
Weighted average interest rate during the year.........        5.79%        6.03%
                                                         ==========   ==========

NOTE 11.  NOTE PAYABLE:

     In connection with the organization of FBM, the Company borrowed $2,100,000 from a bank in August 1998. The loan principal is scheduled for repayment monthly over five years, beginning October 1, 2003, and is subject to repayment prior to consummation of the merger (see Note 23). Interest is due monthly beginning October 1, 1998, through maturity in September 2008, at a variable rate of prime less one percent (7.5% at December 31, 1998). The common stock of each Bank serves as collateral.

     The loan agreement contains certain loan covenants that, among other things, place limits on additional borrowings and capital expenditures and, require the Company and each subsidiary Bank to maintain their status as "well capitalized" as defined by the regulations. The Company was in compliance with these loan covenants.

NOTE 12.  INCOME TAXES:

     The Company files consolidated federal income tax returns on a calendar-year basis.

     The provision for income taxes for the three years ended December 31, 1998 consists of the following:

                                                    1998       1997       1996
                                                  --------   --------   --------
Currently payable:
  Federal.......................................  $549,589   $589,579   $336,524
  State.........................................    55,494     67,690     29,967
                                                  --------   --------   --------
     Total......................................   605,083    657,269    366,491
                                                  --------   --------   --------
Deferred tax benefit:
  Federal.......................................   (44,523)   (70,061)   (40,046)
  State.........................................   (29,489)    (6,569)    (3,947)
                                                  --------   --------   --------
     Total......................................   (74,012)   (76,630)   (43,993)
                                                  --------   --------   --------
     Total income taxes.........................  $531,071   $580,639   $322,498
                                                  ========   ========   ========
     Effective tax rate.........................      38.3%      38.0%      39.2%
                                                  ========   ========   ========

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     The provision for income taxes for 1998, 1997, and 1996 differed from amounts computed by applying the statutory federal rate to income before income taxes as follows:

                                                      1998       1997       1996
                                                    --------   --------   --------
Income taxes at statutory rate on pre-tax
  income..........................................  $471,694   $519,519   $279,925
  State income taxes, net of federal tax
     benefit......................................    36,626     40,339     17,173
  Other, net......................................    22,751     20,781     25,400
                                                    --------   --------   --------
     Total provision..............................  $531,071   $580,639   $322,498
                                                    ========   ========   ========

     The sources of deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                               1998       1997
                                                             --------   --------
Deferred tax assets:
  Allowance for loan losses................................  $288,611   $254,739
  Start-up costs...........................................    74,849         --
  State tax net operating loss carryforward................    27,503         --
  Deferred loan fees.......................................        --     34,896
  Unrealized losses on securities available-for-sale.......     7,936      8,885
  Other....................................................     5,981      9,018
                                                             --------   --------
     Total.................................................   404,880    307,538
                                                             --------   --------
Deferred tax liabilities:
  Federal Home Loan Bank stock dividends...................   (43,551)   (43,551)
                                                             --------   --------
     Net deferred tax asset before valuation allowance.....   364,329    263,987
     Less, valuation allowance.............................   (24,279)        --
                                                             --------   --------
     Net deferred tax asset................................  $337,050   $263,987
                                                             ========   ========

     At December 31, 1998, the Company had net operating loss (NOL) carryforwards for state income tax purposes of approximately $586,000 available to offset future state taxable income. The NOL carryforwards expire in the years 2010 through 2013. The valuation allowance represents management's estimate of the allowance for the NOL deferred tax asset and specifically relates to FirstBancorporation and FMB.

NOTE 13.  STOCK OPTIONS:

     Options to purchase shares of the Company's common stock have been granted to its directors and officers. Under the 1996 Stock Option Plan up to 17,325 shares of common stock were authorized to be granted to selected key employees and nonemployee directors in the form of incentive and nonqualified stock options. A committee of the Board of Directors determines the dates options shall be granted and exercised, the period of vesting schedule and the term of the exercise period (not to exceed 10 years). Under the 1987 Non-Qualified Stock Option Plan and 1986 Incentive Stock Option Plan, 112,386 shares of common stock were authorized and granted to outside directors and officers. These options expire in 2006.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     The Company applies APB Opinion 25 and related Interpretations in accounting for the stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
Net income
  As reported.....................................  $766,024   $947,358   $500,811
  Pro forma.......................................  $754,441   $912,968   $476,352
Earnings per share -- basic
  As reported.....................................  $   1.01   $   1.37   $   0.73
  Pro forma.......................................  $   1.00   $   1.32   $   0.69
Earnings per share -- assuming dilution
  As reported.....................................  $   0.94   $   1.29   $   0.69
  Pro forma.......................................  $   0.92   $   1.24   $   0.66

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                      YEARS ENDED DECEMBER 31,
                                               ---------------------------------------
                                                  1998          1997          1996
                                               -----------   -----------   -----------
Dividend yield...............................         0.00%         0.00%         0.00%
Expected life................................  5 - 6 years   6 - 7 years   6 - 7 years
Expected volatility..........................           27%           20%           20%
Risk-free interest rate......................         5.28%          6.0%          6.0%

     A summary of the status of the Company's stock option plans is presented below:

                                   1998                 1997                 1996
                            ------------------   ------------------   ------------------
                                      WEIGHTED             WEIGHTED             WEIGHTED
                                      AVERAGE              AVERAGE              AVERAGE
                                      EXERCISE             EXERCISE             EXERCISE
                            SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                            -------   --------   -------   --------   -------   --------
Fixed Options:
  Outstanding at beginning
     of year..............  108,464    $ 8.06    105,885    $ 7.85     97,315    $7.76
  Granted.................    4,491     16.71      5,700     13.61     10,571     9.60
  Exercised...............   (3,892)    11.08         --        --     (2,001)    8.18
  Forfeited...............   (4,459)     6.73     (3,121)    10.44         --       --
                            -------              -------              -------
  Outstanding at end of
     year.................  104,604    $ 7.79    108,464    $ 8.06    105,885    $7.85
                            =======              =======              =======

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                                   1998                 1997                 1996
                            ------------------   ------------------   ------------------
                                      WEIGHTED             WEIGHTED             WEIGHTED
                                      AVERAGE              AVERAGE              AVERAGE
                                      EXERCISE             EXERCISE             EXERCISE
                            SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                            -------   --------   -------   --------   -------   --------
Options exercisable at
  year end................   81,073    $ 7.04     85,739    $ 7.05     76,893    $6.68
Weighted-average fair
  value of options granted
  during the year.........             $16.71               $13.61               $9.60

     Information pertaining to options outstanding at December 31, 1998 is as follows:

                                      OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                              ------------------------------------   ----------------------
                                             WEIGHTED
                                              AVERAGE     WEIGHTED                 WEIGHTED
                                             REMAINING    AVERAGE                  AVERAGE
RANGE OF                        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES               OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------               -----------   -----------   --------   -----------   --------
$ 6.41 -- $ 6.73............     70,230      5.7 years     $ 6.43      74,689       $ 6.43
$10.30 -- $11.82............     28,874      6.7 years      10.83      10,443        10.99
$14.00 -- $18.00............      5,500      8.9 years      15.73         400        14.00
                                -------      ---------     ------      ------       ------
Outstanding at end of
  year......................    104,604      6.1 years     $ 8.06      85,532       $ 7.02
                                =======      =========     ======      ======       ======

NOTE 14.  RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES:

     The Banks, as national banks, are subject to certain restrictions regarding the transfer of funds to the Company in the form of cash dividends, loans, or advances. The approval of the OCC is required to pay dividends in excess of the Banks' net profits for the current year plus retained net profits (net profits less dividends paid) for the preceding two years, less any required transfers to surplus. As of December 31, 1998, approximately $1,283,000 of the Banks' retained earnings are available for distribution to the Company as dividends without prior regulatory approval.

     Under FRB regulations, the Banks are also limited as to the amount it may loan to the Company unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Company in the form of loans or advances totaled approximately $2,845,000 at December 3l, 1998.

NOTE 15.  RELATED PARTY TRANSACTIONS:

     During 1998 and 1997, FirstBank and in 1998, FBM had loan relationships with certain related parties; principally, directors and executive officers, their immediate families and their business interests. All of these relationships were in the ordinary course of business. Total loans outstanding to this group (including immediate families and business interests) amounted to $1,462,900 at December 31, 1998, and $1,203,791 at December 31, 1997. During
1998, $1,110,593 of new loans were originated to this group. Repayments of $851,484 were made during 1998.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     Related party deposits totaled approximately $3,188,000 and $2,451,000 at December 31, 1998 and 1997, respectively.

NOTE 16.  COMMITMENTS AND CONTINGENT LIABILITIES:

     The Company is involved at times in various litigation arising out of the normal course of business. In the opinion of the Company's legal counsel, there is no pending or threatened litigation that will have a material effect on the Company's consolidated financial statements.

     The Company has entered into contracts that provide certain officers salary continuation plans for up to three years in the event of a change in control of the Company.

YEAR 2000 CONSIDERATIONS

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If uncorrected, many applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all organizations.

     The Company uses the services of outside software vendors for certain of its data processing applications. Based on discussions with software vendors and the execution of its year 2000 plan to date, management does not expect the cost of addressing any year 2000 issue will be a material event or uncertainty that would cause its reported financial information not to be necessarily indicative of future operating results or future financial condition, or that the costs or consequences of incomplete or untimely resolution of any year 2000 issue represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition. Costs to address the year 2000 issue are estimated to total approximately $100,000, of which approximately $65,000 was incurred in 1998.

NOTE 17.  OFF-BALANCE-SHEET ACTIVITIES:

     The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets.

     The Company's exposure to credit loss is represented by the contractual amount of the commitments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     At December 31, 1998 and 1997, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                             CONTRACT AMOUNT
                                                        -------------------------
                                                           1998          1997
                                                        -----------   -----------
Commitments to grant loans............................  $ 3,060,000   $ 3,371,000
Unfunded commitments under lines of credit............   12,696,000    10,327,000
Commercial and standby letters of credit..............      493,000       288,000

     Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates and are generally collateralized by real estate.

     Unfunded commitments under lines of credit are generally unfunded balances on loans closed and include unfunded lines on home equity loans, other open ended loans, overdraft protection lines and construction loans. Construction loans are generally for a fixed term and may require a fee to be paid. Lines of credit are generally collateralized by real estate.

     Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially standby letters of credit have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting those commitments if deemed necessary.

NOTE 18.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair value of the Company's financial instruments at December 31, 1998 and 1997, are as follows:

                                          1998                        1997
                                -------------------------   -------------------------
                                 CARRYING        FAIR        CARRYING        FAIR
                                  AMOUNT         VALUE        AMOUNT         VALUE
                                -----------   -----------   -----------   -----------
Financial assets:
  Cash and cash equivalents...  $ 8,753,950   $ 8,753,950   $ 6,095,598   $ 6,095,598
  Time deposits with banks....    2,099,000     2,099,000        99,000        99,000
  Securities
     available-for-sale.......    9,066,478     9,066,478     2,182,412     2,182,412
  Real estate loans held for
     sale.....................    1,740,365     1,740,365       676,279       676,279
  Loans receivable -- net.....   82,583,276    82,643,199    80,063,972    80,250,247
  Accrued interest
     receivable...............      595,812       595,812       555,537       555,537

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                                          1998                        1997
                                -------------------------   -------------------------
                                 CARRYING        FAIR        CARRYING        FAIR
                                  AMOUNT         VALUE        AMOUNT         VALUE
                                -----------   -----------   -----------   -----------
Financial liabilities:
  Deposits....................  $87,752,659   $87,909,255   $77,462,288   $77,529,026
  Federal Home Loan Bank
     advances.................    4,250,000     4,318,856     5,050,000     5,059,257
  Note payable................    2,100,000     2,100,000            --            --
  Amounts due to depository
     institutions.............      489,573       489,573       305,315       305,315
  Accrued interest payable....      280,129       280,129       208,410       208,410
Unrecognized financial
  instruments:
  Commitments to grant
     loans....................    3,060,000     3,060,000     3,371,000     3,371,000
  Lines-of-credit.............   12,696,000    12,696,000    10,327,000    10,327,000
  Standby letters of credit...      493,000       493,000       288,000       288,000

NOTE 19.  MINIMUM REGULATORY CAPITAL REQUIREMENTS:

     The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

     As of September 22, 1997, the most recent notifications from the OCC categorized FirstBank as well capitalized under the regulatory framework for prompt corrective action. FBM has not received any notification from the OCC, but was required to be well capitalized. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Banks' categories.

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

     The Company's and the Banks' actual capital amounts and ratios are also presented in the table as follows (in thousands of dollars):

                                                                                  MINIMUM
                                                                                  REQUIRED
                                                                                 TO BE WELL
                                                                 MINIMUM        CAPITALIZED
                                                                 REQUIRED       UNDER PROMPT
                                                               FOR CAPITAL       CORRECTIVE
                                                                 ADEQUACY          ACTION
                                                ACTUAL           PURPOSES        PROVISIONS
                                            ---------------   --------------   --------------
                                            AMOUNT    RATIO   AMOUNT   RATIO   AMOUNT   RATIO
                                            -------   -----   ------   -----   ------   -----
At December 31, 1998:
Tier I Capital (to Average Assets):
  Consolidated............................  $12,131    11.1%  $4,359    4.0%   $5,449    5.0%
  FirstBank...............................    8,165     8.2%   4,007    4.0%    5,009    5.0%
  FBM.....................................    4,673    63.1%     296    4.0%      444    5.0%
Tier I Capital (to Risk Weighted Assets):
  Consolidated............................  $12,131    17.6%  $2,752    4.0%   $4,129    6.0%
  FirstBank...............................    8,165    12.8%   2,554    4.0%    3,831    6.0%
  FBM.....................................    4,673   111.4%     168    4.0%      252    6.0%
Total Capital (to Risk Weighted Assets):
  Consolidated............................  $12,943    18.8%  $5,504    8.0%   $6,881   10.0%
  FirstBank...............................    8,964    14.0%   5,108    8.0%    6,386   10.0%
  FBM.....................................    4,686   111.7%     335    8.0%      419   10.0%
At December 31, 1997:
Tier I Capital (to Average Assets):
  Consolidated............................  $ 7,854     8.7%  $3,608    4.0%   $4,509    5.0%
  FirstBank...............................    7,737     8.6%   3,607    4.0%    4,508    5.0%
Tier I Capital (to Risk Weighted Assets):
  Consolidated............................    7,854    12.1%   2,587    4.0%    3,880    6.0%
  FirstBank...............................    7,737    12.0%   2,587    4.0%    3,880    6.0%
Total Capital (to Risk Weighted Assets):
  Consolidated............................    8,582    13.3%   5,173    8.0%    6,470   10.0%
  FirstBank...............................    8,465    13.1%   5,173    8.0%    6,467   10.0%

NOTE 20.  FIRST SECURITIES CORPORATION:

     FSC completed its first year of operations in 1997. Financial information pertaining only to FSC is as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
Total assets................................................  $61,007   $73,000
                                                              =======   =======

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                                1998      1997
                                                              --------   -------
Gross commission income.....................................  $137,797   $40,400
                                                              ========   =======
Net loss....................................................  $ 16,446   $24,350
                                                              ========   =======

NOTE 21.  CONDENSED FINANCIAL STATEMENTS:

     Presented below are the condensed financial statements for FirstBancorporation, Inc. (parent company only):

                                                        DECEMBER 31,   DECEMBER 31,
                                                            1998           1997
                                                        ------------   ------------
Balance Sheets:
  Assets:
     Cash.............................................  $ 1,169,835     $   15,586
     Investment in banking subsidiaries...............   12,832,257      7,864,255
     Other assets.....................................      222,561        109,847
                                                        -----------     ----------
     Total assets.....................................  $14,224,653     $7,989,688
                                                        ===========     ==========
  Liabilities:
     Amounts due to banking subsidiaries..............  $        --     $    7,241
     Other liabilities................................           --          1,446
     Long-term debt...................................    2,100,000             --
     Stockholders' equity.............................   12,124,653      7,981,001
                                                        -----------     ----------
     Total liabilities and stockholders' equity.......  $14,224,653     $7,989,688
                                                        ===========     ==========
Statements of Income:
  Dividends from banking subsidiaries.................  $   860,000     $  100,000
  Interest............................................        1,281             --
                                                        -----------     ----------
     Total income.....................................  $   861,281     $  100,000
                                                        ===========     ==========
Expenses:
  Interest............................................  $    53,375     $       --
  Compensation........................................           --         16,915
  Amortization........................................        8,076          7,887
  Other...............................................       21,027         31,275
                                                        -----------     ----------
Income before equity in undistributed earnings of
  subsidiaries........................................      778,803         43,923
Applicable income tax benefit.........................       20,769         21,310
Equity in undistributed earnings of subsidiaries......      (33,548)       882,125
                                                        -----------     ----------
  Net income..........................................  $   766,024     $  947,358
                                                        ===========     ==========
Statements of Cash Flows:
  Cash flows from operating activities:
     Net income.......................................  $   766,024     $  947,358

                   FIRSTBANCORPORATION, INC. AND SUBSIDIARIES

                                                        DECEMBER 31,   DECEMBER 31,
                                                            1998           1997
                                                        ------------   ------------
     Adjustments to reconcile net income to net cash
       provided by operating activities:
       Amortization expense...........................  $    23,090     $    7,887
       Increase in other assets.......................      (27,913)       (78,145)
       Increase (decrease) in other liabilities.......       (8,687)         8,687
       Equity in undistributed earnings of
          subsidiaries................................       33,548       (882,125)
                                                        -----------     ----------
          Net cash provided by operating activities...      786,062          3,662
Cash flows from investing activities:
  Investment in FBM...................................   (5,107,892)            --
                                                        -----------     ----------
Net cash used in investing activities.................   (5,107,892)            --
Cash flows from financing activities:
  Proceeds from issuance of long-term debt............    2,100,000             --
  Common stock issued.................................    3,490,699             --
  Stock issuance cost.................................     (114,620)        (7,470)
                                                        -----------     ----------
Net cash provided (used) by financing activities......    5,476,079         (7,470)
                                                        -----------     ----------
Net increase (decrease) in cash and cash
  equivalents.........................................    1,154,249         (3,808)
Cash at beginning of year.............................       15,586         19,394
                                                        -----------     ----------
Cash at end of year...................................  $ 1,169,835     $   15,586
                                                        ===========     ==========

NOTE 22.  OTHER COMPREHENSIVE INCOME:

     The components of other comprehensive income and related tax effects are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
Unrealized holding losses on available-for-sale
  securities.........................................  $20,846   $23,383   $17,631
Less: Reclassification adjustment for gains (losses)
  realized in income (expense).......................       --        --        --
                                                       -------   -------   -------
Net unrealized losses................................   20,846    23,383    17,631
Tax effect...........................................   (7,898)   (8,886)   (6,700)
                                                       -------   -------   -------
Net-of-tax amount....................................  $12,948   $14,497   $10,931
                                                       =======   =======   =======

NOTE 23.  SUBSEQUENT EVENTS:

     The Boards of Directors of the Company and First National Corporation (FNC) approved on March 4, 1999, a merger of the two companies. In the merger, the Company's stockholders will receive 1.222 shares of FNC common stock for each share of the Company's common stock. The merger is anticipated to be accounted for as a pooling-of-interests and a tax-free reorganization. Consummation of the merger is subject to several conditions, including the receipt of applicable regulatory approvals and approval by the stockholders of both companies.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The Company's Board of Directors presently consists of ten directors as required by the Company's Bylaws. The Board of Directors is divided into three classes with staggered terms, and each director is elected for a three-year term after their initial election by shareholders. The executive officers of the Company and the Banks are elected annually and hold office until their respective successors have been elected and qualified or until resignation or removal by the Board of Directors.

     The following table sets forth certain information regarding the Directors and Executive Officers of the Company.

                                                                        YEAR
                                                                       FIRST      YEAR
                                          PRINCIPLE OCCUPATION        ELECTED     TERM
NAME                       AGE(1)      DURING THE PAST FIVE YEARS     DIRECTOR   EXPIRES
----                       ------   --------------------------------  --------   -------
Laurance H. Davis, Jr....    69     Secretary of Bundy Appraisal and   1986(2)    1999
                                    Management, Inc., Beaufort,
                                    South Carolina.
Jerry H. Reeves, III.....    68     President and owner of Resort      1993(2)    1999
                                    Services, Inc., Bluffton, South
                                    Carolina, a wholesale bed and
                                    bath linen supplier.
Carson R. Rentz..........    75     President and owner of Coastal     1986(2)    1999
                                    Contractors, Inc., Beaufort,
                                    South Carolina, a residential
                                    and commercial construction
                                    company.
Richard L. Gray..........    68     President of Grayco, a lumber      1986(2)    2000
                                    and home products company.
Robert A. Kerr...........    78     Retired commercial bank            1988(2)    2000
                                    executive.
William C. Robinson......    57     Certified public accountant,       1986(2)    2000
                                    Robinson, Grant & Co., P.A.
James A. Shuford, III....    47     President and Chief Executive      1993(2)    2000
                                    Officer of the Company;
                                    President and Chief Executive
                                    Officer of FirstBank, N.A. and
                                    director of FirstBank of the
                                    Midlands, N.A.

                                                                        YEAR
                                                                       FIRST      YEAR
                                          PRINCIPLE OCCUPATION        ELECTED     TERM
NAME                       AGE(1)      DURING THE PAST FIVE YEARS     DIRECTOR   EXPIRES
----                       ------   --------------------------------  --------   -------
Colden R. Battey, Jr.....    63     Chairman of the Board of the       1986(2)    2001
                                    Company and FirstBank, N.A. and
                                    director of FirstBank of the
                                    Midlands, N.A.; Senior Partner
                                    of Harvey & Battey Law Firm,
                                    Beaufort, South Carolina.
Russell L. Jeter.........    57     President and Owner of Jeter       1986(2)    2001
                                    Construction Company, Beaufort,
                                    South Carolina, a paving
                                    contractor.
James D. Neighbors.......    68     Retired; President of FirstBank,   1986(2)    2001
                                    N.A. from 1986 to 1993.

-------------------------

(1) At December 31, 1998.

(2) Includes prior service on the Board of Directors of FirstBank, N.A. and its predecessor, The Savings Bank of Beaufort County, FSB.

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC within prescribed time periods. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) forms they file.

     On September 17, 1998, the Company, on behalf of officers and directors, filed a Form 4 for each of the following directors and officers for shares acquired in its secondary stock offering which closed on August 31, 1998: Colden
R. Battey, Jr., Laurance H. Davis, Jr., Richard L. Gray, Jr., Russell L. Jeter, Robert A. Kerr, James D. Neighbors, Jerry H. Reeves, Carson R. Rentz, William C. Robinson, James A. Shuford, III, James L. Pate, III, Christine W. Beckert, and Richard E. Morgan, Jr. Based solely on its review of the copies of such forms it has received and written representations provided to the Company by the above referenced persons, the Company believes that during the year ended December 31, 1998, all other filing requirements applicable to its reporting officers, directors and greater than 10% shareholders were properly and timely complied with.

ITEM 10.  EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following information is furnished for Mr. Shuford. All compensation is paid by FirstBank, N.A.

                                          ANNUAL COMPENSATION
                                ----------------------------------------
                                                            OTHER ANNUAL    ALL OTHER
NAME AND POSITION               YEAR    SALARY     BONUS    COMPENSATION   COMPENSATION
-----------------               ----   --------   -------   ------------   ------------
James A. Shuford, III.........  1998   $117,605   $17,760     $10,259(1)      $2,966(2)
President                       1997    105,923    15,750       9,467          2,711
                                1996     99,781     4,900       9,510          1,767

-------------------------

(1) Includes health and life insurance premium payments ($6,154) and other perquisites ($4,105).

(2) Consists of matching contribution made by FirstBank, N.A. under the 401(k) Plan.

     EMPLOYMENT AGREEMENT. Effective November 15, 1995, the Company and FirstBank, N.A. entered into an amended and restated employment agreement ("Agreement") with James A. Shuford, III, President and Chief Executive Officer of the Company and FirstBank, N.A., to reflect the addition of the Company as a party to Mr. Shuford's prior employment agreement dated October 20, 1993. The Agreement provides for an 18-month term which is extended each month for an additional month. Currently, all compensation and benefits provided to Mr. Shuford under the Agreement are provided by FirstBank, N.A. The Agreement provides for annual salary review by the Board of Directors of FirstBank, N.A. Mr. Shuford's current base salary is $125,000. In addition, Mr. Shuford is eligible to participate in all benefit or incentive plans which FirstBank, N.A. makes available to similarly situated senior executive officers.

     In the event of Mr. Shuford's termination without cause during the term of the Agreement, FirstBank, N.A. is obligated to continue payment of Mr. Shuford's then current base salary through the expiration of the current term of the Agreement. In the event of Mr. Shuford's involuntary termination following a change in control of the Company or FirstBank, N.A. (as defined in the Agreement), FirstBank, N.A. is obligated to provide Mr. Shuford with a payment equal to 2.999 times the highest base salary payable during any of the five fiscal years preceding his termination. In addition, Mr. Shuford would be eligible to receive continued coverage for a three-year period at FirstBank, N.A.'s expense under its other employee benefit programs. Mr. Shuford would receive similar payments and benefits in the event of his resignation following a change in control upon the occurrence of certain events, including a reduction in the level of his compensation prior to the change in control. In the event that a change of control of the Company or FirstBank, N.A. had occurred on January 1, 1999, based solely on the cash compensation paid to Mr. Shuford during 1998 and excluding the value of any other employee benefits which may be payable, Mr. Shuford would have received a payment of approximately $374,875.

     OPTION GRANTS. No options were granted to Mr. Shuford during the fiscal year ended December 31, 1998.

     OPTION EXERCISE/VALUE TABLE. The following information is provided for Mr. Shuford.

                                                                                            DOLLAR VALUE OF
                                                                 NUMBER OF                    UNEXERCISED
                                                           SECURITIES UNDERLYING             IN-THE-MONEY
                                                            UNEXERCISED OPTIONS            OPTIONS AT FISCAL
                              SHARES        DOLLAR         AT FISCAL YEAR END(#)           YEAR END($) NAME
                            ACQUIRED ON      VALUE      ---------------------------   ---------------------------
                            EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                            -----------   -----------   -----------   -------------   -----------   -------------
James A. Shuford, III.....      --            --           2,426         13,341         17,661         102,592

DIRECTORS' COMPENSATION

     FirstBank, N.A. pays all directors' fees of FirstBancorporation, Inc. and FirstBank, N.A. The Chairman of the Board receives a monthly fee of $800. Each director who serves on the Executive Committee receives a monthly fee of $600. Except for James A. Shuford, III, all other directors receive a monthly fee of $500. FirstBank of the Midlands pays its directors fees. Its Chairman receives $500 per month. All other outside directors receive $300 per month. Mr. Shuford, who is an officer of the Company and FirstBank, N.A. and F. Wayne Lovelace who is an officer of FirstBank of the Midlands, N.A. do not receive fees. Total fees paid to directors during the fiscal year ended December 31, 1998 were $70,000.

     Directors of the Company and of FirstBank, N.A. also participate in the Company's stock option plan.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners

     Persons and groups who beneficially own in excess of 5% of the Company's Common Stock are required to file certain reports with the Securities and Exchange Commission ("SEC"), and furnish a copy to the Company, regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Based upon such reports, the following table sets forth, as of the Record Date, certain information as to those persons who were beneficial owners of more than 5% of the outstanding shares of Common Stock. Management knows of no persons other than those set forth in (b) below who owned more than 5% of the outstanding shares of Common Stock as of the Record Date.

     (b) Security Ownership of Management

     The table sets forth, as of the Record Date, information as to the shares of Common Stock beneficially owned by each director and by all executive officers and directors of the Company as a group.

                                     AMOUNT AND NATURE                PERCENT OF
BENEFICIAL OWNER                OF BENEFICIAL OWNERSHIP(1)     COMMON STOCK OUTSTANDING
----------------                ---------------------------    ------------------------
DIRECTORS
Colden R. Battey, Jr.,
  Chairman of the Board.......             73,785(2)                     7.66%
Russell L. Jeter..............             52,003                        5.40
James D. Neighbors............             15,697                        1.63

                                     AMOUNT AND NATURE                PERCENT OF
BENEFICIAL OWNER                OF BENEFICIAL OWNERSHIP(1)     COMMON STOCK OUTSTANDING
----------------                ---------------------------    ------------------------
Laurance H. Davis, Jr. .......              1,225                         .13%
Richard L. Gray...............             76,362                        7.93
Robert A. Kerr................             17,991                        1.87
Jerry H. Reeves, III..........              7,737                         .80
Carson R. Rentz...............             29,946                        3.11
William C. Robinson...........             27,278                        2.83
NAMED EXECUTIVE OFFICER*
James A. Shuford, III,
  President**.................              4,690                         .49
All Executive Officers and
  Directors as a group (11
  persons)....................            314,674(3)                    32.67

-------------------------

  * Under SEC regulations, the term "named executive officer" is defined to include the chief executive officer, regardless of compensation level, and the four most highly compensated executive officers, other than the chief executive officer, whose total annual salary and bonus for the last completed fiscal year exceeded $100,000. Mr. Shuford was the Company's only "named executive officer" for the fiscal year ended December 31, 1998.

 ** Mr. Shuford is also a director of the Company.

(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Company's Common Stock if he or she has voting and/or investment power with respect to such security or has a right to acquire, through the exercise of outstanding options or otherwise, beneficial ownership at any time within 60 days from the Record Date. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the named persons possess voting and/or investment power.

(2) Includes pro-rata ownership of shares held by the Harvey & Battey Law Firm pension plan, of which Mr. Battey is a senior partner, over which Mr. Battey has voting and investment power of 6,514 shares. Includes 2,700 shares owned by the Harvey and Battey Law Firm over which Mr. Battey has voting and investment power.

(3) Includes an aggregate of 5,260 shares subject to outstanding stock options exercisable within 60 days of the Record Date.

(c) Changes in Control

     Except for the merger agreement which is discussed in "Item 1: Description of Business" of this Report, the Company is not aware of any arrangements, including any pledge by a person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     FirstBank, N.A., as successor to The Savings Bank of Beaufort County, FSB, has entered into a noncancelable operating lease for its main office facility and for additional office space and parking with First Patriots Partnership ("Partnership"), a partnership among Directors Battey, Gray, Jeter, Rentz, and Kerr. These leases provide for lease terms of 20 years, expiring in 2013. The lease is subject to rent escalation provisions which are computed every five years during the life of the lease. FirstBank, N.A. paid $122,852 in related lease expense for fiscal year 1998.

     FirstBank, N.A., as successor to The Savings Bank of Beaufort County, FSB, has also entered into an operating lease with Director Gray for FirstBank, N.A.'s Lady's Island Branch Office. The current lease term is five years which expires in 2003 with one additional option to renew for five more years. The lease is subject to rent escalations based on the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics of the United States Department of Labor. FirstBank, N.A. paid $41,594 in related lease expense for fiscal year 1998.

     FirstBank, N.A. and FirstBank of the Midlands, N.A. are required under federal law not make any loan or extension of credit in any manner to any of its executive officers or directors, or to any person who directly or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of such institution, or to any company controlled by such executive officer, director, or person, or to any political or campaign committee the funds or services of which will benefit such executive officer, director, or person or which is controlled by such executive officer, director, or person, unless such loan or extension of credit is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features. FirstBank, N.A. and FirstBank of the Midlands, N.A., therefore, are prohibited from making any new loans or extensions of credit to FirstBank, N.A.'s and FirstBank of the Midlands, N.A.'s executive officers and directors at different rates or terms than those offered to the general public and has adopted a policy to this effect. FirstBank, N.A. and FirstBank of the Midlands, N.A. make loans to its directors, officers, and employees in the ordinary course of business on substantially the same terms, including interest rate and collateral, as similar loans to unrelated parties. Management believes that such loans do not involve more than normal risk of collectibility or present other unfavorable features. All loans to related parties, and any subsequent renewal thereof, are approved by a majority of the board of directors of the applicable bank, with the related party abstaining from the vote. At December 31, 1998, loans to executive officers and directors amounted to approximately $1.5 million, all of which were performing according to their respective terms at that date.

                                    PART IV

ITEM 13.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     (a) Exhibits

   3.       --  Exhibits
   3.1      --  Articles of Incorporation of FirstBancorporation, Inc.
                (incorporated by reference to Exhibit 3.1 contained in the Company's Current Report on Form 8-k dated November 7, 1995)
   3.2      --  Bylaws of FirstBancorporation, Inc. (incorporated by
                reference to Exhibit 3.2 contained in the Company's Current
                Report on form 8-k dated November 7, 1995)
  10.1      --  Employment Agreement with James A. Shuford, III
                (incorporated by reference to Exhibit 10(g) contained in the Company's Annual Report on Form 10-KSB for the year ended
                December 31, 1995)
  10.2      --  Employment agreement with James L. Pate, III (incorporated by reference on Registration Statement on Form SB-2)
  10.3      --  Employment Agreement with Richard E. Morgan, Jr.
                (incorporated by reference on Registration Statement on Form
                SB-2)
  10.4      --  Employment Agreement with F. Wayne Lovelace (incorporated by reference on Registration Statement on Form SB-2)
  10.5      --  1996 Stock Option Plan (incorporated by reference to Exhibit
                A appended to the Company's 1996 annual meeting proxy statement)
  10.6      --  Qualified Incentive Stock Option Plan (incorporated by reference to Exhibit 10(b) contained in the Company's Annual
                Report on Form 10-KSB for the year ended December 31, 1995)
  10.7      --  Amended and Restated Non-Qualified Stock Option Plan
                (incorporated by reference to Exhibit 10(c) contained in the Company's Annual Report on form 10-KSB for the year ended
                December 31, 1995)
  10.8      --  Lease for Company's main office (incorporated by reference to Exhibit 10(e) contained in the company's Annual Report on Form 10-KSB for the year ended December 31, 1995)
  10.9      --  Lease for Company's main office (incorporated by reference to Exhibit 10(e) contained in the company's Annual Report on Form 10-KSB for the year ended December 31, 1995)
  10.10     --  Lease for Columbia, South Carolina Office (incorporated by reference on Registration Statement on Form SB-2)
 (21)       --  Subsidiaries of the Registrant
 (27)       --  Financial Data Schedule (for SEC use only)

     (b) The Company did not file any Reports on Form 8-K during the quarter ended December 31, 1998.

                                   SIGNATURES

     Pursuant to the requirement of Section 13 or 15(D) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FirstBancorporation, Inc.

                                          By    /s/ JAMES A. SHUFORD, III
                                             -----------------------------------
                                                    James A. Shuford, III
                                                President and Chief Executive
                                                           Officer
Dated: March 22, 1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                     SIGNATURE                              TITLE                 DATE
                     ---------                              -----                 ----

              /s/ JAMES L. PATE, III                 Senior Vice             March 22, 1999
---------------------------------------------------    President
                James L. Pate, III                     (Principal Finance
                                                       and Accounting
                                                       Officer)

             /s/ JAMES A. SHUFORD, III               President, Chief        March 22, 1999
---------------------------------------------------    Executive Officer
               James A. Shuford, III                   and Director
                                                       (Principal
                                                       Executive Officer)

             /s/ COLDEN R. BATTEY, JR.               Director, Chairman      March 22, 1999
---------------------------------------------------    of the Board
               Colden R. Battey, Jr.

            /s/ LAURANCE H. DAVIS, JR.               Director, Secretary     March 22, 1999
---------------------------------------------------
              Laurance H. Davis, Jr.

                /s/ RICHARD L. GRAY                  Director                March 22, 1999
---------------------------------------------------
                  Richard L. Gray

               /s/ RUSSELL L. JETER                  Director                March 22, 1999
---------------------------------------------------
                 Russell L. Jeter

              /s/ ROBERT A. KERR, SR.                Director                March 22, 1999
---------------------------------------------------
                Robert A. Kerr, Sr.

                                                     Director                March 22, 1999
---------------------------------------------------
                James D. Neighbors

                     SIGNATURE                              TITLE                 DATE
                     ---------                              -----                 ----

                                                     Director                March 22, 1999
---------------------------------------------------
               Jerry H. Reeves, III

                /s/ CARSON R. RENTZ                  Director                March 22, 1999
---------------------------------------------------
                  Carson R. Rentz

              /s/ WILLIAM C. ROBINSON                Director                March 22, 1999
---------------------------------------------------
                William C. Robinson

                                   EXHIBIT 21
                           SUBSIDIARIES OF REGISTRANT

                                     PARENT

                           FIRSTBANCORPORATION, INC.

                                                                     JURISDICTION OR
SUBSIDIARIES                                   PERCENTAGE OWNED   STATE OF INCORPORATION
------------                                   ----------------   ----------------------
FirstBank, N.A...............................        100%         United States
FirstBank of the Midlands, N.A...............        100%         United States
First Securities Corporation.................        100%         South Carolina

-------------------------

(a) The operation of the Company's wholly-owned subsidiaries is included in the Company's Financial statements contained in Item 7, Financial Statements of this Report.

(b) First Securities Corporation is a wholly-owned subsidiary of FirstBank, N.A.

                                                                      APPENDIX H

                  UNAUDITED QUARTERLY FINANCIAL STATEMENTS OF

                           FIRSTBANCORPORATION, INC.

                              AS OF MARCH 31, 1999

                                 BALANCE SHEETS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                      AT MARCH 31,   AT DECEMBER 31,
                                                          1999            1998
                                                      ------------   ---------------
                                       ASSETS
Cash and amounts due from banks.....................    $  5,154        $  4,089
Interest bearing overnight deposits.................       5,570           4,665
Securities available-for-sale.......................      12,133          11,165
Loans available-for-sale............................       1,464           1,740
Loans...............................................      82,792          83,443
  Less allowance for loan losses....................        (901)           (860)
                                                        --------        --------
  Net loans.........................................      81,891          82,583
                                                        --------        --------
Premises and equipment..............................       1,864           1,932
Accrued interest receivable.........................         538             596
Real estate owned-acquired through foreclosure......          28              40
Deferred tax asset..................................         337             337
Other assets........................................         658             346
                                                        --------        --------
  Total assets......................................    $109,637        $107,494
                                                        ========        ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits..........................................    $ 89,171        $ 87,753
  Federal Home Loan Bank advances...................       4,250           4,250
  Other borrowed funds..............................       2,100           2,100
  Amounts due to depository institutions............         133             490
  Advances from borrowers for taxes and insurance...          50              85
  Accrued interest payable..........................         269             280
  Expenses payable..................................         149             166
  Other liabilities.................................         791             245
                                                        --------        --------
     Total liabilities..............................    $ 96,913        $ 95,369
                                                        --------        --------
Stockholders' Equity
Preferred stock -- $.01 par value; shares
  authorized -- 1,000,000, issued and
  outstanding -- none
Common stock -- $.01 par value; shares authorized --
  3,000,000, issued and
  outstanding -- 963,325 -- 3/31/99;
  887,637 -- 12/31/98...............................    $     10        $      9
Additional paid-in capital..........................      10,129           9,623
Accumulated other comprehensive loss: Unrealized
  loss on securities available-for-sale, net of
  applicable deferred income taxes..................         (21)            (13)
Retained earnings...................................       2,606           2,506
                                                        --------        --------
     Total stockholders' equity.....................    $ 12,724        $ 12,125
                                                        --------        --------
     Total liabilities and stockholders' equity.....    $109,637        $107,494
                                                        ========        ========

                           FIRSTBANCORPORATION, INC.


            CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS ENDED
                            MARCH 31, 1999 AND 1998
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               THREE     THREE
                                                              MONTHS    MONTHS
                                                               ENDED     ENDED
                                                              3/31/99   3/31/98
                                                              -------   -------
Interest income
Interest on mortgage loans..................................  $  946    $1,091
Interest on other loans.....................................     842       720
Interest on investments.....................................     233        72
                                                              ------    ------
  Total interest income.....................................   2,021     1,883
Interest expense
Interest on deposits........................................     764       800
Interest on FHLB advances...................................      99        31
                                                              ------    ------
  Total interest expense....................................     863       831
Net interest income.........................................   1,158     1,052
                                                              ------    ------
Provision for loan losses...................................      54        45
                                                              ------    ------
Net interest income after provision for loan losses.........   1,104     1,007
Noninterest income
Service charges on deposit accounts.........................     155       154
Other noninterest income....................................     129        96
                                                              ------    ------
  Total noninterest income..................................     284       250
Noninterest expenses
Compensation and benefits...................................     571       440
Occupancy...................................................     187       137
Data processing.............................................      41        32
Other noninterest expenses..................................     419       252
                                                              ------    ------
  Total noninterest expenses................................   1,218       861
Net income before taxes.....................................     170       396
                                                              ------    ------
Income tax expense..........................................      71       156
                                                              ------    ------
  Net income................................................  $   99    $  240
                                                              ======    ======
Net income per share -- basic...............................  $ 0.11    $ 0.35
                                                              ======    ======
Net income per share -- diluted.............................  $ 0.11    $ 0.33
                                                              ======    ======

                           FIRSTBANCORPORATION, INC.


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         FOR THE THREE MONTHS ENDING MARCH 31, 1999 AND MARCH 31, 1998
                       (UNAUDITED)(DOLLARS IN THOUSANDS)

                                                                           ACCUMULATED
                                                                              OTHER
                                                  ADDITIONAL              COMPREHENSIVE       TOTAL
                               COMMON    COMMON    PAID-IN     RETAINED      INCOME       STOCKHOLDERS'
                               SHARES    STOCK     CAPITAL     EARNINGS      (LOSS)          EQUITY
                               -------   ------   ----------   --------   -------------   -------------
Balances at December 31,
  1997.......................  690,323    $ 7      $ 6,249      $1,740        $(15)          $ 7,981
Comprehensive income:
  Net income.................                                      240                           240
Other comprehensive income
  (loss) net of tax:
Unrealized loss on securities
  available for sale.........                                                    6                 6
                                                                                             -------
Comprehensive income.........                                      240           6               246
                                                                ------        ----           -------
Stock options exercised......   2,425                   26                                        26
Balances at March 31, 1998...  692,748    $ 7      $ 6,275      $1,980        $( 9)          $ 8,253
                               =======    ===      =======      ======        ====           =======
Balances at December 31,
  1997.......................  887,637    $ 9      $ 9,623      $2,506        $(13)          $12,125
Comprehensive income:
  Net income.................                                       99                            99
Other comprehensive income,
  net of tax:
Unrealized gain on securities
  available for sale.........                                                   (8)               (8)
                                                                                             -------
Comprehensive income.........                                       99          (8)               91
                                                                ------        ----           -------
Stock options exercised......  75,688       1          507                                       508
Balances at March 31, 1999...  963,325    $10      $10,130      $2,605        $(21)          $12,724
                               =======    ===      =======      ======        ====           =======

                           FIRSTBANCORPORATION, INC.


                 STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED
                            MARCH 31, 1999 AND 1998
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                              THREE MONTHS   THREE MONTHS
                                                                 ENDED          ENDED
                                                                3/31/99        3/31/98
                                                              ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................    $    99        $   240
Adjustments to reconcile net income to cash provided (used)
  by operating activities:
Amortization of deferred loan fees..........................        (34)            (4)
Provision for loan losses...................................         54             45
Depreciation and amortization...............................         96             71
Deferred income taxes.......................................          0              9
Decrease(increase) in interest receivable...................         57             19
Decrease (increase) in other assets.........................       (231)           139
Originations of loans sold to investors.....................     (5,972)        (4,953)
Proceeds from sales of loans to investors...................      5,972          4,953
Disbursements on loans serviced for others..................     (1,992)          (628)
Receipts on loans serviced for others.......................      1,917            547
(Increase) decrease in real estate loans held for sale......        276         (1,249)
Increase (decrease) in accrued interest payable.............        (12)            48
(Increase) decrease in expenses payable.....................         69            (53)
Increase (decrease) in other liabilities....................        314            (11)
                                                                -------        -------
Net cash provided (used) by operating activities............        613           (827)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities available-for-sale...................     (5,137)             0
Maturities and repayments of securities
  available-for-sale........................................      4,169             82
Loans originated or acquired, net...........................        771          1,265
Proceeds from the sale of foreclosed real estate............         12              0
Capital expenditures........................................        (34)           (13)
                                                                -------        -------
  Net cash provided (used) for investing activities.........       (219)         1,334
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in non interest-bearing demand
  accounts..................................................      2,198           (292)
Increases in Now, Money Market and Savings accounts.........      1,012          4,098
Increase (decrease) in certificates of deposit, net.........     (1,805)           450
Repayment of Federal Home Loan Bank advances................          0         (4,200)
Increase in amounts due to depository institutions..........       (301)          (128)
Increase (decrease) in advances from borrowers for taxes and
  insurance.................................................        (35)            18
Stock issuance costs........................................          0            (18)
Proceeds from stock options exercised.......................        508             26
                                                                -------        -------
Net cash provided (used) by financing activities............      1,577            (46)
                                                                -------        -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      1,971           (461)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............      8,754          6,096
                                                                -------        -------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................    $10,724        $ 6,557
                                                                =======        =======
CASH PAID DURING THE PERIOD:
  Interest paid on deposits and borrowings..................    $   883        $   783
                                                                =======        =======
  Income tax paid...........................................    $   131        $    28
                                                                =======        =======

                           FIRSTBANCORPORATION, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. On October 31, 1995, FirstBank, N.A. ("Bank"), (formerly The Savings Bank of Beaufort County, FSB) reorganized as a wholly-owned subsidiary of FirstBancorporation, Inc. ("Company"). As a result of the reorganization, each issued and outstanding share of common stock, $5.00 par value per share, of the Bank was converted into one share of common stock, $.01 par value per share, of the Company. On September 1, 1998 the Company opened FirstBank of the Midlands, National Association (FBM) after receiving all regulatory approvals. The Company's principal business is its investment in the two banks. On March 4, 1999, the Company entered into a definitive merger agreement with First National Corporation in which First National will exchange 1.222 shares of its common stock outstanding for each share of FirstBancorporation common stock outstanding in a transaction which will be accounted for as a pooling of interests.

2. The unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair presentation of the results for the reported interim periods. Such adjustments are of a normal recurring nature. The interim consolidated financial statements, including related notes, should be read in conjunction with the consolidated financial statements for the year ended December 31, 1998 appearing in the 1998 Annual Report of FirstBancorporation, Inc. on Form 10-KSB. The results of operations for the period ended March 31, 1999 are not necessarily indicative of the results of operations for the full year.

3. Earnings Per Share -- Basic earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per common share include stock options which have been granted but not exercised. Average basic shares outstanding for the three month periods ending March 31, 1999 and 1998 totaled 911,184 shares and 692,155 shares respectively. Average diluted shares outstanding for the three month periods ended March 31, 1999 and 1998 totaled 919,467 and 736,716 shares respectively.

4. Loan Commitments -- At March 31, 1999, the Bank had total unused loan commitments outstanding of $12,748,000 which were comprised of construction and commercial unfunded lines of $5,550,000, unfunded consumer lines of credit of $6,888,000 and letters of credit issued totaling $310,000. In the normal course of business, the Bank issues loan commitments to customers at market rates of interest. The Company's general practice is to obtain investor commitments for fixed rate loans at the time of commitment. At March 31, 1999, all fifteen to thirty year fixed rate residential loan commitments were covered by commitments from investors for purchase.

5. Statement of Cash Flows -- For the purposes of reporting cash flows, cash and cash equivalents include cash, interest-bearing overnight deposits and other short-term investments with original maturities of 90 days or less.

6. FirstBank of the Midlands, National Association was granted regulatory authority to open for business on September 1, 1998. FBM is located at 1900 Assembly Street, Columbia, South Carolina. The Company acquired all of the common stock of FBM for $5.0 million. The acquisition of FBM's common stock was funded from the proceeds of the sale of additional common stock of the Company and a loan from an unaffiliated commercial bank.

                           FIRSTBANCORPORATION, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1999 AND DECEMBER 31, 1998

     Total assets increased from $107.5 million at December 31, 1998 to $109.6 million at March 31, 1999. Loans receivable, net, decreased from $82.6 million at December 31, 1998 to $81.9 million at March 31, 1999 primarily as a result of mortgage loan repayments and prepayments. Cash and cash equivalents increased from $8.7 million at December 31, 1998 to $10.7 million at March 31, 1999. Total deposits increased 1.6% from $87.8 million at December 31, 1998 to $89.2 million at March 31, 1999 primarily as a result of increases in NOW, savings and money market accounts of $1.0 million, increases in non interest demand accounts of $2.2 million and decreases in certificate accounts of $1.8 million. Total stockholders' equity increased from $12.1 million at December 31, 1998 to $12.7 million at March 31, 1999 as a result of retained net income of $99,000 and proceeds of $508,000 received from the exercise of stock options (75,688 shares at an average exercise price of $6.71 per share).

COMPARISON OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

     NET INCOME. Net income decreased 58.8% from $240,000 for the three months ended March 31, 1998 ($0.35 per basic earnings per common share and $0.33 per share on a diluted basis) to $99,000 for the three months ended March 31, 1999 ($0.11 per basic earnings per common share and $0.11 per share on a diluted basis) primarily as a result of a $357,000 increase in non interest expenses which were primarily the result of additional overhead costs of FBM and professional fees associated with the planned merger with First National Corporation. These were offset by a $34,000 increase in non-interest income and a $106,000 increase in net interest income.

     NET INTEREST INCOME. Net interest income increased to $1.2 million in the three months ended March 31, 1999 from $1.1 million for the first quarter of 1998. The Company's interest rate spread decreased from 4.31% for the three months ended March 31, 1998 to 4.12% for the same period in 1999 as the average yield on interest-earning assets decreased from 8.73% for the three months ended March 31, 1998 to 8.10% for the comparative period in 1999 while the average rate paid on interest-bearing liabilities decreased from 4.42% for the three months ended March 31, 1998 to 3.98% for the same period in 1999.

     Interest income increased from $1.9 million for the three months ended March 31, 1998 to $2.1 million for the three months ending March 31, 1999. Interest expense increased from $831,000 for the three months ended March 31, 1998 to $863,000 for the same period in 1999 primarily as a result of higher average deposits and borrowings outstanding.

     PROVISION FOR LOAN LOSSES. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable known and inherent loan losses based on management's evaluation of the collectible of the loan portfolio. In determining the adequacy of the allowance for loan losses, management considers past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Although management uses the best information available, future adjustments to the allowance may be necessary as a result of changes in economic, operating, regulatory and other conditions that may be beyond the Company's control. While the Company maintains its allowance for loan losses at a level that management considers as adequate to provide for probable known and inherent losses, there can be no assurance that further additions will not be made to the allowance for loan losses or that actual losses will not exceed the estimated amounts.

     The provision for loan losses increased from $45,000 for the three months ended March 31, 1998 to $54,000 for the three months ended March 31, 1999. Total loans 90 days past due and on non accrual totaled $1,125,000 at March 31, 1999 versus $1,290,000 at December 31, 1998. At March 31, 1999, the Company's allowance for loan losses as a percent of total loans was 1.09%.

     NONINTEREST INCOME. Noninterest income increased from $250,000 for the three months ended March 31, 1998 to $284,000 for the same period in 1998 primarily as a result of increased gains on sale of loans sold.

     NONINTEREST EXPENSES. Noninterest expenses increased 17.8% from $861,000 for the three months ended March 31, 1998 to $1,218,000 for the three months ended March 31, 1999 primarily as a result of a $51,000 increase in compensation expense related to salary expense associated with FBM and general salary increases and a $83,000 increase in occupancy expense attributable to rent increases on the Beaufort main office lease and expenses related to the office space for FBM.

     PROVISION FOR INCOME TAX EXPENSE. The Company pays Federal corporate income taxes and South Carolina bank taxes. The provision for income taxes decreased from $156,000 for the three months ended March 31, 1998 to $71,000 for the three months ended March 31, 1999 as a result of lower income before income taxes.

ASSET/LIABILITY AND LIQUIDITY MANAGEMENT

     INTEREST SENSITIVITY POSITION MARCH 31, 1999

                                YEAR 1    YEAR 2 - 3   YEARS 4 THRU 7   YEAR 8 +    TOTAL
                                -------   ----------   --------------   --------   -------
                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans and loans held for
     sale.....................  $49,589    $18,899        $10,893       $ 6,021    $81,606
  GNMA MBSs...................    1,015          0              0             0      1,097
  Overnight and other
     investments..............   13,395          0              0           280     16,360
                                -------    -------        -------       -------    -------
     Total interest-earning
       assets.................   63,999     18,899         10,893         6,301     99,063
Interest-bearing liabilities:
  Deposits....................   54,784     18,021          7,202             0     80,006
  FHLB borrowings/long term
     debt.....................    2,200        150          1,000         3,000      6,350
                                -------    -------        -------       -------    -------
     Total interest-bearing
       liabilities............   56,984     18,171          8,202         3,000     86,356
Asset (liability) gap
  position....................  $ 7,015    $   729        $ 2,691       $ 5,082    $15,517
                                =======    =======        =======       =======    =======
Cumulative gap position.......  $ 7,015    $ 7,744        $10,435       $15,517
                                =======    =======        =======       =======
Cumulative Gap to Total
  Earning Assets..............     6.89%      7.60%         10.24%        15.23%
                                =======    =======        =======       =======

-------------------------

(1) Contractual terms regarding periodic repricing during the loan terms are used to determine repricing periods. Loans are net of undisbursed portions of loans in process.

(2) Now, regular savings and money marketings accounts are considered interest-sensitive.


     As of March 31, 1999, the Company's interest-earning assets that reprice within one year totaled $63,999,000 while interest-bearing liabilities repricing within one year totaled $56,984,000. This resulted in a positive gap position of $7,015,000 or 6.89% of total interest-earning assets.

YIELDS EARNED AND RATES PAID

     The following table is a comparison of the three months ended March 31, 1999 and 1998.

     AVERAGE BALANCES AND YIELDS EARNED VERSUS RATES PAID
QUARTER ENDED MARCH 31, 1999 COMPARED TO 1998

                                         AVERAGE         INTEREST EARNED   ANNUALIZED
                                         BALANCE             OR PAID       YIELD/RATE
                                    ------------------   ---------------   -----------
                                             FOR THE QUARTER ENDED MARCH 31,
                                    --------------------------------------------------
                                      1999      1998      1999     1998    1999   1998
                                    --------   -------   ------   ------   ----   ----
                                                  (DOLLARS IN THOUSANDS)
                                       ASSETS:
Interest-earning assets Loans.....  $ 84,340   $81,267   $1,841   $1,811   8.73%  8.91%
Investments.......................    18,065     4,987      232       72   5.14   5.78
                                    --------   -------   ------   ------   ----   ----
          Total earning
             assets/Income
             earned...............   102,405    86,254    2,073    1,883   8.10   8.73
Non-earning assets................    6 ,110     4,359
                                    --------   -------
     Total assets.................  $108,515   $90,613
                                    ========   =======

                                     LIABILITIES:
Interest-bearing deposits.........  $ 80,619   $73,265   $  764   $  800   3.79   4.37
Borrowings........................     6,350     2,081       98       31   6.22   5.98
                                    --------   -------   ------   ------   ----   ----
Interest-bearing deposits and
  borrowings/expense..............    86,969    75,346      863      831   3.98   4.42
Non-interest-bearing
  liabilities.....................     9,025     7,197
Stockholders' equity..............    12,521     8,070
                                    --------   -------
     Total Liabilities and
       Stockholders' equity.......  $108,515   $90,613
                                    ========   =======
Net interest income...............                       $1,210   $1,052
                                                         ======   ======
Interest Rate Spread(1)...........                                         4.12   4.31
Net yield on average
  interest-earning assets(1)......                                         4.73%  4.88%

-------------------------

(1) Net interest income is the difference between interest income and interest expense. Interest rate spread is the difference between the average rate on earning assets and the average rate on interest-bearing liabilities. Net yield on average interest-earning assets is net interest income divided by total interest-earning assets.

     Net interest income increased by $106,000 during the current year's quarter as a result of a higher volume of interest-earning assets. Yield on interest-earning assets decreased by .63% during the current year's quarter and the rate paid on interest bearing liabilities decreased by .44% resulting in an decrease in the net interest rate spread of .19% over the same period last year. Total average interest-earning assets increased by $17,902,000 as result of a higher volumes of loans of $3,073,000 and higher investments of $13,078,000. Interest-bearing liabilities increased by $11,623,000 from the first quarter 1998.

CAPITAL RESOURCES

     For regulatory purposes, each of the Company's banks is required to maintain a minimum of level of capital based upon the risk related composition of its loan portfolio. This risk-based capital requirement requires that the each bank maintain capital at a minimum 8% level of its regulatory defined risk weighted assets. A bank may not declare or pay a cash dividend or repurchase any of its capital stock, if the effect would cause the stockholders' equity to be reduced below its capital requirements. As of March 31, 1999, both banks met all of risk- based capital requirements and met the definition of a "well capitalized institution" under the OCC's regulation entitled Prompt and Corrective Action.

     The Company's and subsidiary banks' actual capital ratios are presented in the following table (dollars in thousands):

AT MARCH 31, 1999                                             AMOUNT    RATIO
-----------------                                             -------   -----
Tier 1 Capital (to Total Assets):
  Consolidated..............................................  $12,724   11.6%
  FirstBank, N.A............................................    8,483    9.0
  FirstBank of the Midlands, National Association...........    4,547   30.7
Tier 1 Capital (to Risk Weighted Assets):
  Consolidated..............................................  $12,724   18.6%
  FirstBank, N.A............................................    8,483   15.2
  FirstBank of the Midlands, National Association...........    4,547   61.4
Total Capital (to Risk Weighted Assets):
  Consolidated..............................................  $13,513   19.7%
  FirstBank, N.A............................................    9,248   13.6
  FirstBank of the Midlands, National Association...........    4,573   61.7

YEAR 2000 READINESS DISCLOSURE

     The Company is a user of computers, computer software and equipment utilizing embedded microprocessors that will be effected by the year 2000 issue. The year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause erroneous results, ranging from system malfunctions to incorrect or incomplete processing.

     The Company's Y2K Task Force is chaired by its Chief Financial Officer who oversees operational matters of the Company and includes a cross-section of bank managers. The Audit Committee of the Board of Directors is charged with oversight of the Y2K readiness effort. The Task Force makes a progress report to the Board of Directors at least quarterly. Management has been active in promoting customer confidence and public education on Y2K issues.

     The Y2K Task Force has developed and is implementing a comprehensive plan to make all information and non-information technology assets year 2000 compliant. The plan is comprised of the following phases:

          1. Awareness -- Educational initiatives on year 2000 issues and concerns. This phase is complete.

          2. Assessment -- Develop a plan, identify and evaluate all vital systems of the Company. This phase was completed as of June 30, 1998.

          3. Renovation -- Upgrade or replace any critical system that is non-year 2000 compliant. This phase was substantially completed as of December 31, 1998.

          4. Validation -- Testing all critical systems and third-party vendors for year 2000 compliance. The validation phase was substantially complete as of March 31, 1999 and will be complete by June 30, 1999. The Company replaced most in-house equipment (teller station equipment, etc.) with year 2000 compliant equipment in 1997 when it underwent a system-wide data processing conversion. The Company processes its core banking applications using Jack Henry and Associates CIF 20/20 system ("JHA"). JHA now warrants its 20/20 product as being Y2K compliant. The Company is relying on the results of proxy testing by JHA for certain date sensitive testing. The proxy testing, which involved the use of live client data, tested the results of transactions at various test dates before and after the year 2000 date change and covered all of the applications used by the Company. This proxy testing was completed in December 1998. The Company successfully conducted connectivity testing during March 1999. Connectivity testing involved The Company and its third-party service bureau each rolling forward their computer systems to January 3, 2000 so that the Company could process its own data files under simulated year 2000 conditions using all applications. Other parties whose year 2000 compliance may effect the Company include the Federal Home Loan Bank of Atlanta, The Federal Reserve Bank of Richmond, brokerage firms, the Company's item processor and the operator of the Company's automated teller machine network. These third parties have indicated their compliance or intended compliance. Where it is possible to do so, the Company has scheduled testing with these third parties. Where testing is not possible, the Company will rely on certifications from vendors and service providers.

          5. Implementation -- Placement of renovated systems on-line. The Company believes that its mission critical systems over which it has control are year 2000 compliant as of March 1999. Systems including electric and telephone systems are beyond the control of the Company and will be addressed in the Company's Contingency plan.

     The Company estimates its total cost to identify, fix and replace computer equipment, software programs or other equipment containing embedded microprocessors that were not year 2000 compliant to be no more than $100,000, of which $83,000 has been incurred as of March 31, 1999. This excludes the cost of the Company's 1997 computer conversion which was not considered to be undertaken for the express purpose of Year 2000 remediation. System maintenance or modification costs are charged to expense as incurred, while the cost of new hardware, software or other equipment is capitalized and amortized over their estimated useful lives.

     Because the Company depends substantially on its computer systems and those of third parties, the failure of these systems to be year 2000 compliant could cause substantial disruption of the Company's business and could have a material adverse financial impact on the Company. Failure to resolve year 2000 issues presents the following risks to the Company: (1) The Company could lose customers to other financial institutions, resulting in a loss of revenue, if the Company's third party service bureau is unable to properly process customer transactions; (2) governmental agencies, such as the Federal Home Loan Bank of Atlanta, and correspondent institutions could fail to provide funds to the

Company, which could materially impair the Company's liquidity and affect The Company's ability to fund loans and deposit withdrawals; (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in The Company experiencing deposit outflows prior to December 31, 1999; and (4) The Company could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed.

     The Company has developed a Y2K Contingency Master Plan to minimize disruption of service and risk of loss from safety and soundness, profitability and customer confidence concerns. The Contingency Master Plan is further defined in two specific types of contingency plans: the Business Resumption Plan and the Remediation Contingency Plan.

     The Business Resumption Contingency Plan addresses the actions the Company would take if core business processes, such as paying and receiving, cannot be carried out in the normal manner through the century date change due to system or vendor failure. The Company's Business Resumption Contingency Plan follows an industry-recognized four phase approach:

     - Organization Planning

     - Business Impact Analysis

     - Contingency Planning

     - Validation

     The first three phases are complete and the validation phase will be complete by September 30, 1999. The Y2K Task Force and the existing Disaster Recovery Control Group, has identified the interdependency between critical systems and the core business processes, and has completed a risk assessment of possible failure scenarios. An individual business resumption plan has been drafted for each core business process under every failure scenario rated medium or high risk.

     A Remediation Contingency Plan is in place and will be implemented in the event that a critical system will not meet regulatory deadlines for renovation, validation or implementation. Management is confident that the Remediation Contingency Plan will not need to be implemented, as all critical systems have been renovated, validated and implemented within required time frames.

     Management believes that it is not possible to estimate the potential lost revenue due to the year 2000 issue, as the extent and longevity of any potential problem cannot be predicted. Because the majority of the Company's loan portfolio consists of loans to individuals and small business enterprises, management believes that year 2000 issues will not impair the ability of the Company's borrowers to repay their debt.

     There can be no assurances that the Company's year 2000 plan will effectively address the year 2000 issue, that the Company's estimates of the timing and costs of completing the plan will ultimately be accurate or that the impact of any failure of the Company or its third-party vendors and service providers to be year 2000 compliant will not have a material adverse effect on the Company's business, financial condition or results of operations. However, management of the Company is confident of its ability to complete the transition into the next century with minimal disruption of normal service levels.

     The Company received an OCC year 2000 exam in October, 1998 and a second on-site OCC Y2K examination in April, 1999.

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the South Carolina Business Corporation Act of 1988 (the "Act"), a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that conduct was lawful and in the corporate interest (or not opposed thereto) set forth in such statute. The Act also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Under the Act, unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding. The registrant's Articles of Incorporation do not provide otherwise.

     The registrant maintains directors' and officers' liability insurance for the benefit of its directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed with this registration statement on Form S-4:

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------
    2         --  Merger Agreement, dated March 4, 1999, between First
                  National Corporation and FirstBancorporation, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus)
    5         --  Opinion of Robinson, Bradshaw & Hinson, P.A.
    8         --  Tax Opinion of Robinson, Bradshaw & Hinson, P.A.
   23.1       --  Consent of J. W. Hunt and Company, LLP
   23.2       --  Consent of Robinson, Bradshaw & Hinson, P.A. (included in
                  Exhibits 5 and 8)
   23.3       --  Consent of The Robinson-Humphrey Company, LLC
   23.4       --  Consent of RP Financial LC
   24         --  Power of Attorney (included on signature page)
   99.1       --  Form of Proxy Card for First National Corporation
   99.2       --  Form of Proxy Card for FirstBancorporation, Inc.

     (b) Financial Statement Schedules: Not Applicable.

     (c) Opinions of Financial Advisors.

          (i) A copy of the opinion of The Robinson-Humphrey Company, LLC, investment advisor to First National Corporation, is included as Appendix C to the Joint Proxy Statement/Prospectus.


          (ii) A copy of the opinion of RP Financial LC, investment advisor to FirstBancorporation, Inc., is included as Appendix D to the Joint Proxy Statement/Prospectus.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs 1(i) and 1(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orangeburg, State of South Carolina, on June 9, 1999.


                                          FIRST NATIONAL CORPORATION

                                          By:     /s/ C. JOHN HIPP, III
                                             -----------------------------------
                                                      C. John Hipp, III
                                                President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                TITLE               DATE
                      ---------                                -----               ----

                /s/ CHARLES W. CLARK*                  Director                June 9, 1999
-----------------------------------------------------
                 (Charles W. Clark)

                                                       Director
-----------------------------------------------------
                (William W. Coleman)

               /s/ C. PARKER DEMPSEY*                  Director                June 9, 1999
-----------------------------------------------------
                 (C. Parker Dempsey)

               /s/ DWIGHT W. FRIERSON*                 Director                June 9, 1999
-----------------------------------------------------
                (Dwight W. Frierson)

             /s/ E. EVERETT GASQUE, JR.*               Director                June 9, 1999
-----------------------------------------------------
              (E. Everett Gasque, Jr.)

             /s/ JOHN L. GRAMLING, JR.*                Director                June 9, 1999
-----------------------------------------------------
               (John L. Gramling, Jr.)

                /s/ W. LOUIS GRIFFITH                  Chief Financial         June 9, 1999
-----------------------------------------------------    Officer (Principal
                 (W. Louis Griffith)                     Financial and
                                                         Accounting Officer)

                /s/ C. JOHN HIPP, III                  President, Chief        June 9, 1999
-----------------------------------------------------    Executive Officer
                 (C. John Hipp, III)                     and Director
                                                         (Principal Executive
                                                         Officer)

                      SIGNATURE                                TITLE               DATE
                      ---------                                -----               ----

                                                       Director
-----------------------------------------------------
                (Robert R. Hill, Jr.)

                /s/ ROBERT R. HORGER*                  Director                June 9, 1999
-----------------------------------------------------
                 (Robert R. Horger)

               /s/ HARRY M. MIMS, JR.*                 Director                June 9, 1999
-----------------------------------------------------
                (Harry M. Mims, Jr.)

             /s/ EDWARD V. MIRMOW, JR.*                Director                June 9, 1999
-----------------------------------------------------
               (Edward V. Mirmow, Jr.)

                                                       Director
-----------------------------------------------------
                  (Ralph W. Norman)

                                                       Director
-----------------------------------------------------
                 (Samuel H. Rodgers)

                 /s/ ANNE H. OSWALD*                   Director                June 9, 1999
-----------------------------------------------------
                  (Anne H. Oswald)

               /s/ JAMES W. ROQUEMORE*                 Director                June 9, 1999
-----------------------------------------------------
                (James W. Roquemore)

                /s/ WALTER L. TOBIN*                   Director                June 9, 1999
-----------------------------------------------------
                  (Walter L. Tobin)

                 /s/ JOHNNY E. WARD*                   Director                June 9, 1999
-----------------------------------------------------
                  (Johnny E. Ward)

                /s/ A. DEWALL WATERS*                  Director                June 9, 1999
-----------------------------------------------------
                 (A. Dewall Waters)

               /s/ LARRY D. WESTBURY*                  Director                June 9, 1999
-----------------------------------------------------
                 (Larry D. Westbury)

                /s/ CATHY COX YEADON*                  Director                June 9, 1999
-----------------------------------------------------
                 (Cathy Cox Yeadon)

             *By: /s/ W. LOUIS GRIFFITH
  ------------------------------------------------
                  W. Louis Griffith
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
-----------                           ----------------------
    2          --  Merger Agreement, dated March 4, 1999, between First
                   National Corporation and FirstBancorporation, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus)
    5*         --  Opinion of Robinson, Bradshaw & Hinson, P.A.
    8*         --  Tax Opinion of Robinson, Bradshaw & Hinson, P.A.
   23.1*       --  Consent of J. W. Hunt and Company, LLP
   23.2*       --  Consent of Robinson, Bradshaw & Hinson, P.A. (included in
                   Exhibits 5 and 8)
   23.3*       --  Consent of The Robinson-Humphrey Company, LLC
   23.4*       --  Consent of RP Financial LC
   24*         --  Power of Attorney
   99.1*       --  Form of Proxy Card for First National Corporation
   99.2*       --  Form of Proxy Card for FirstBancorporation, Inc.


------------------

* Previously filed.